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BOSTON PROPERTIES LIMITED PARTNERSHIP INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 2003
FILE NO. 0-50209

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10/A-1
GENERAL FORM FOR REGISTRATION OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

BOSTON PROPERTIES LIMITED PARTNERSHIP
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE (STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	04-3372948 (I.R.S. EMPLOYER IDENTIFICATION NO.)
111 HUNTINGTON AVENUE BOSTON, MASSACHUSETTS (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)	02199-7610 (ZIP CODE)

REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (617) 236-3300

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

TITLE OF EACH CLASS TO BE SO REGISTERED	NAME OF EACH EXCHANGE ON WHICH EACH CLASS TO BE REGISTERED
NOT APPLICABLE	NOT APPLICABLE

SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

UNITS OF LIMITED PARTNERSHIP INTEREST
(TITLE OF CLASS)

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. The information in this document may only be accurate on the date of this document.

i

        As used in this registration statement on Form 10, which we sometimes refer to as this Form 10, unless the context otherwise requires, the terms "BPLP," "we," "us," and "our" refer collectively to Boston Properties Limited Partnership, a Delaware limited partnership, and its subsidiaries, and its respective predecessor entities, considered as a single enterprise. As used in our financial statements beginning on page F-1, the term "Operating Partnership" refers to BPLP.

Item 1.    Business

General

        Boston Properties Limited Partnership is the entity through which Boston Properties, Inc., a fully integrated self-administered and self-managed real estate investment trust or "REIT" and one of the largest owners and developers of office properties in the United States, conducts substantially all of its business and owns (either directly or through subsidiaries) substantially all of its assets. Boston Properties, Inc.'s common stock, par value $.01 per share, is listed on the New York Stock Exchange under the symbol "BXP."

        Our properties are concentrated in four core markets: Boston, Washington, D.C., midtown Manhattan and San Francisco. At December 31, 2002, we owned or had interests in 142 properties, totaling 42.4 million net rentable square feet. Our properties consisted of 133 office properties, comprised of 105 Class A office buildings and 28 properties that support both office and technical uses, including five properties under construction, four industrial properties, two retail properties, including one retail property under construction, and three hotels. Subsequent to December 31, 2002, we sold two Class A office properties. We consider Class A office buildings to be centrally located buildings that are professionally managed and maintained, attract high-quality tenants and command upper-tier rental rates, and that are modern structures or have been modernized to compete with newer buildings. Our definition of Class A office buildings may be different than that of other companies.

        We are a full service real estate company, with substantial in-house expertise and resources in acquisitions, development, financing, capital markets, construction management, property management, marketing, leasing, accounting, tax and legal services. We are managed by Boston Properties, Inc. in its capacity as our sole general partner. As of December 31, 2002, we had approximately 675 employees. Our 31 senior officers have an average of 24 years experience in the real estate industry and an average of 15 years tenure with us. Our principal executive office is located at 111 Huntington Avenue, Boston, Massachusetts 02199 and our telephone number at that address is (617) 236-3300. In addition, we have regional offices at 401 9th Street, NW, Washington, D.C. 20004; 599 Lexington Avenue, New York, New York 10022; Four Embarcadero Center, San Francisco, California 94111; and 302 Carnegie Center, Princeton, New Jersey 08540.

        Boston Properties, Inc., our sole general partner, has a Web site located at http://www.bostonproperties.com. On its Web site, you can obtain a copy of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act of 1934, as amended, as soon as reasonably practicable after we file such material electronically with, or furnish it to, the Securities and Exchange Commission (the "SEC").

        At February 19, 2003, Boston Properties, Inc. was the owner of an approximately 76.3% economic interests in BPLP. Economic interest was calculated as the number of common partnership units of BPLP owned by Boston Properties, Inc. as a percentage of the sum of (i) the actual aggregate number of outstanding common partnership units of BPLP and (ii) the number of common partnership units issuable upon conversion of outstanding preferred partnership units of BPLP. This structure is commonly referred to as an umbrella partnership REIT or "UPREIT." Boston Properties, Inc.'s general and limited partnership interests in BPLP entitles it to share in cash distributions from, and in the profits and losses of, BPLP in proportion to its percentage interest therein and entitles it to vote on all matters requiring a vote of the limited partners. The other limited partners are persons who contributed their direct or indirect interests in certain properties to us in exchange for common units of limited partnership interest in BPLP or preferred units of limited partnership interest in BPLP either in connection with Boston Properties, Inc.'s initial public offering in 1997 or in subsequent transactions. Pursuant to our limited partnership agreement, unitholders may tender their common units of BPLP for cash equal to the value of an equivalent number of shares of common stock of Boston Properties, Inc. In lieu of delivering cash, however, Boston Properties, Inc., as general partner, may, at its option, choose to acquire any units so tendered by issuing shares of its common stock in exchange for the common units. If Boston Properties, Inc. so chooses, its common stock will be exchanged for common units on a one-for-one basis. This one-for-one exchange ratio is subject to specified adjustments to prevent dilution. We currently anticipate that Boston Properties, Inc., as our general partner, will elect to issue common stock in connection with each such presentation for redemption rather than having us pay cash. With each such exchange or redemption, Boston Properties, Inc.'s percentage ownership in BPLP will increase. In addition, whenever Boston Properties, Inc. issues shares of its common stock other than to acquire common units of BPLP, it must contribute any net proceeds it receives to us and we must issue to it an equivalent number of our common units.

        Our preferred units have the rights, preferences and other privileges (including the right to convert into common units) as are set forth in amendments to our limited partnership agreement. As of February 19, 2003, we had two series of preferred units outstanding. The Series One preferred units have an aggregate liquidation preference of approximately $80.9 million and are entitled to a preferred distribution at a rate of 7.25% per annum, payable quarterly. Series One preferred units are convertible at the holder's election into common units at the rate of $38.25 per common unit (equivalent to a ratio of 0.88889 common units per Series One preferred unit). We have the right to convert into common units all or part of the Series One preferred units on or after June 30, 2003, if the common stock of Boston Properties, Inc. at the time of our election is trading at a price of at least $42.08 per share.

        Our Series Two preferred units have an aggregate liquidation preference of approximately $270.0 million. The Series Two preferred units are convertible, at the holder's election, into common units at a conversion price of $38.10 per common unit (equivalent to a ratio of 1.312336 common units per Series Two preferred unit). Distributions on the Series Two preferred units are payable quarterly and, unless the higher rate described in the next sentence applies, accrue at rates of 6.5% through December 31, 2002; 7.0% until May 12, 2009; and 6.0% thereafter. If distributions on the number of common units into which the Series Two preferred units are convertible are greater than distributions calculated using the rates described in the preceding sentence for the applicable quarterly period, then the greater distributions are payable instead. To date, with the exception of two quarterly distributions on August 15, 2001 and November 15, 2001, distributions have always been made at the fixed rate, rather than the higher rate determined on the basis of distributions paid on the common units into which the Series Two preferred units are convertible. The terms of the Series Two preferred units provide that they may be redeemed for cash in six annual tranches, beginning on May 12, 2009, at the election of Boston Properties, Inc., as our general partner, or at the election of the holders. Boston Properties, Inc., as general partner, also has the right to convert into common units any Series Two preferred units that are not redeemed when they are eligible for redemption.

Significant Transactions During 2002

Real Estate Acquisitions/Dispositions

        On September 25, 2002, we acquired 399 Park Avenue, an approximately 1.7 million square foot office tower in midtown Manhattan. The total acquisition cost of approximately $1.06 billion (including closing costs) was financed with an unsecured bridge loan totaling $1.0 billion and cash. The acquisition of 399 Park Avenue was structured so as to permit us to engage in like-kind exchanges in reliance on Section 1031 of the Internal Revenue Code, which structure allows us to dispose of properties with an aggregate value of up to $1.06 billion within a six-month period following the acquisition of 399 Park Avenue without recognizing gain for federal income tax purposes.

        During the year ended December 31, 2002, we sold land parcels in Herndon, Virginia and South San Francisco, California, and certain garage parking spaces at the Prudential Center in Boston, Massachusetts, for gross proceeds of approximately $15.5 million, resulting in a gain on sale of approximately $4.6 million. In addition, on August 16, 2002, we acquired 20F Street, a 1/2 acre parcel of land in Washington, D.C., for approximately $2.4 million.

        On December 2, 2002, we sold 2391 West Winton Avenue in Hayward, California, an industrial property totaling approximately 220,000 net rentable square feet, for gross proceeds of approximately $10.8 million, resulting in a gain on sale of approximately $9.3 million.

        On November 22, 2002, we sold One and Two Independence Square in Washington, D.C., consisting of two Class A office properties totaling approximately 900,000 net rentable square feet, for gross proceeds of approximately $345.0 million which was used to repay secured and unsecured debt. We recognized a gain of approximately $227.8 million on the sale of One and Two Independence Square. As we continue to manage the property following the sale, the transaction has not been reflected as "discontinued operations" in our consolidated statements of operations.

        On November 25, 2002, we entered into a binding contract for the sale of 875 Third Avenue in midtown Manhattan, a Class A office building totaling approximately 719,000 net rentable square feet and subsequently closed the transaction on February 4, 2003, for approximately $361.3 million (excludes $8.8 million in future obligations assumed by the buyer relating to unpaid brokerage commissions and tenant improvement allowances). Proceeds of the sale were used to repay secured and unsecured debt. As we continued to manage the property following the sale, the transaction has not been reflected as "discontinued operations" in our consolidated statements of operations.

        On March 4, 2002, we sold Fullerton Square, consisting of two office/technical properties totaling 179,000 net rentable square feet in Springfield, Virginia, for gross proceeds of approximately $22.5 million, resulting in a gain on sale of approximately $7.1 million.

        On March 4, 2002, we sold 7600, 7700 and 7702 Boston Boulevard, consisting of three office/technical properties totaling approximately 195,000 net rentable square feet in Springfield, Virginia, for gross proceeds of approximately $34.1 million. Due to our obligation to provide development services related to the Boston Boulevard properties, that transaction did not qualify as a sale for financial reporting purposes in the first quarter of 2002 and had been accounted for as a financing transaction. During the third quarter of 2002, we completed our continuing involvement with the Boston Boulevard properties and recognized a gain on the sale of approximately $14.4 million.

        The sales mentioned above of One and Two Independence Square, 875 Third Avenue, 2391 West Winton and 7600, 7700 and 7702 Boston Boulevard were structured as like-kind exchanges. Accordingly, taxable gain for federal income tax purposes was recognized and the tax attributes (including depreciated tax basis and any tax protection covenants for the benefit of former owners) of these disposed properties have been transferred to 399 Park Avenue as the property for which they were exchanged.

Developments

        We placed five Class A office buildings and two office/technical properties in-service during 2002, which required a total investment during 2002 of approximately $148.9 million, of which $117.8 was funded through existing construction loans. Our total investment through December 31, 2002 on these properties was $924.0 million, including $806.6 million relating to 111 Huntington Avenue and 5 Times Square. We began or continued construction on an additional six office buildings, including two buildings in which we have a joint venture interest, and incurred approximately $172.4 million of construction costs during 2002, of which $111.0 million was funded through existing construction loans.

Unsecured Debt

        On December 13, 2002, we closed an unregistered offering of $750.0 million in aggregate principal amount of our 6.25% senior unsecured notes due 2013. The notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and to certain investors outside of the United States in reliance on Regulation S under the Securities Act. The notes were priced at 99.65% of their face amount to yield 6.296%. We used the net proceeds to pay down our unsecured bridge loan which we incurred in connection with the acquisition of 399 Park Avenue in September 2002.

        On January 17, 2003, we closed an unregistered offering of an additional $175 million in aggregate principal amount of our 6.25% senior unsecured notes due 2013. The notes are fungible, and form a single series, with the notes sold in December 2002. The notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act. The notes were priced at 99.763% of their face amount to yield 6.28%. We used the net proceeds to pay down our unsecured bridge loan, a portion of our unsecured line of credit as well as certain construction loans.

        On March 18, 2003, we closed an unregistered offering of $300 million in aggregate principal amount of our 5.625% senior unsecured notes due 2015. The notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and to certain investors outside of the United States in reliance on Regulation S under the Securities Act. The notes were priced at 99.898% of their face amount to yield 5.636%. We used the net proceeds to repay secured debt and for other general business purposes.

        In connection with the December 2002, January 2003 and March 2003 offerings of our unsecured senior notes, we agreed to register an exchange offer in which the outstanding unregistered notes will be exchanged for registered notes of identical principal amount and with substantially identical terms.

        We received investment grade ratings on our inaugural offering of senior unsecured notes of:

Rating Organization	Rating
Moody's	Baa2 (stable)
Standard & Poor's	BBB (stable)
FitchRatings	BBB (stable)

        A security rating is not a recommendation to buy, sell or hold securities, as it may be subject to revision or withdrawal at any time by the rating organization. Ratings assigned by each rating organization have their own meaning within the organization's overall classification system. Each rating should be evaluated independently of any other rating.

        In addition, on September 25, 2002, we obtained unsecured bridge financing totaling $1.0 billion in connection with the acquisition of 399 Park Avenue. During 2002, we repaid approximately $894.3 million with proceeds from the offering of unsecured senior notes and proceeds from the sales of certain real estate properties. During January 2003, we repaid all remaining amounts outstanding under our unsecured bridge loan from the proceeds of the January 17, 2003 additional offering of unsecured senior notes mentioned above.

Equity Transactions

        On July 9, 2002, we converted certain of our Series Two and all of our Series Three preferred units of limited partnership interest, as well as all of our Series A Parallel preferred units of limited partnership interest underlying the shares of Boston Properties, Inc.'s Series A Convertible preferred stock, into common units of limited partnership interest. The preferred securities so converted had an aggregate liquidation preference of approximately $140.6 million.

        Prior to this conversion, Series Two preferred units with an aggregate liquidation preference of $302.3 million were outstanding, of which $270.0 million remain outstanding, and Series Three preferred units with an aggregate liquidation preference of $8.4 million were outstanding, of which none remain outstanding. The Series Two preferred units and the Series Three preferred units had substantively identical economic terms. Both Series Two and Series Three preferred units would have been convertible by their terms on December 31, 2002 at a conversion price of $38.10 per common unit (equivalent to 1.312336 common units per Series Two or Series Three preferred unit). We elected to accommodate certain holders' request for early conversion and offered every holder the opportunity to convert before December 31, 2002. The early conversion resulted in 645,075.65 Series Two preferred units being converted into 846,554 comon units and 167,393.57 Series Three preferred units being converted into 219,675 common units.

        On July 9, 2002, Boston Properties, Inc. converted all 2,000,000 shares of its Series A Convertible preferred stock outstanding into 2,624,672 shares of its common stock. The economic terms of the Series A Convertible preferred stock were similar to those of the Series Two and Series Three preferred units, including the conversion price ($38.10 per common share, equivalent to 1.312336 common shares per Series A Convertible preferred stock share) and the earliest conversion date (December 31, 2002). The same opportunity to convert early was made available to the holders of the Series A Convertible preferred stock. For each outstanding share of Series A Convertible preferred stock, we had issued a Series A parallel preferred unit with identical economic terms, such that distributions made on Series A parallel preferred units would fund the dividends payable on the Series A Convertible preferred stock. When the Series A Convertible preferred stock was converted into 2,624,672 shares of common stock of Boston Properties, Inc., the Series A parallel preferred units were automatically converted into 2,624,672 common units, so as to maintain the one-to-one ratio between common shares and common units outstanding required by our partnership agreement.

Business and Growth Strategies

Business Strategy

        Our primary business objective is to maximize the economic return from our properties. Our strategy to achieve this objective is:

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  to concentrate on a few carefully selected geographic markets, including Boston, Washington D.C., midtown Manhattan and San Francisco, and to be one of the leading, if not the leading, owners and developers in each of those markets. We select markets and submarkets where tenants have demonstrated a preference for high quality office buildings and other facilities;

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  to emphasize markets and submarkets within those markets where the lack of available sites and the difficulty of receiving the necessary approvals for development and the necessary financing constitute barriers to the creation of new supply, and where skill, financial strength and diligence are required to successfully develop, finance and manage high quality office, research and development and/or industrial space and selected retail space;

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  to take on complex, technically challenging projects, leveraging the skills of our management team to successfully develop, acquire or reposition properties which other organizations may not have the capacity or resources to pursue;

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  to concentrate on high quality, state-of-the-art real estate designed to meet the demands of today's tenants who require sophisticated telecommunications and related infrastructure and support services, and to manage those facilities so as to become the landlord of choice for both existing and prospective clients;

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  to opportunistically acquire assets which increase our penetration in the markets in which we have chosen to concentrate and which exhibit an opportunity to improve or preserve returns through repositioning (through a combination of capital improvements and shift in marketing strategy), changes in management focus and re-leasing as existing leases expire;

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  to explore joint venture opportunities with existing owners of irreplaceable real estate locations, who seek to benefit from the depth of development and management expertise we are able to provide, and/or with strategic institutional partners, leveraging our skills as owners, operators and developers of Class A office space;

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  to explore the sale of properties to take advantage of our value creation and the demand for our premier properties;

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  to seek third party development contracts to provide us with additional fee income and to enable us to retain and utilize our existing development and construction management staff; and

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  to enhance our balanced capital structure through our access to a variety of different sources of capital.

Growth Strategies

  External Growth

        We believe that we are well positioned to realize significant growth through external asset development and acquisitions. We believe that our development experience and our organizational depth position us to continue to develop a range of property types, from single-story suburban office properties to high-rise urban developments, within budget and on schedule. Other factors that contribute to our competitive position include:

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  our control of sites (including sites under contract or option to acquire) in our markets that will support approximately 8.8 million square feet of new office, hotel and residential development;

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  our reputation gained through the stability and strength of our existing portfolio of properties;

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  our relationships with leading national corporations and public institutions seeking new facilities and development services;

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  our relationships with nationally recognized financial institutions that provide capital to the real estate industry;

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  the substantial amount of commercial real estate owned by domestic and foreign institutions, private investors, and corporations who are seeking to sell these assets in our market areas;

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  our ability to act quickly on due diligence and financing; and

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  our relationships with institutional buyers and sellers of high quality real estate assets.

        We have targeted three areas of development and acquisition as significant opportunities to execute our external growth strategy:

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  Pursue development in selected submarkets. We believe that development of well-positioned office buildings will continue to be justified in many of our submarkets. We believe in acquiring land after taking into consideration timing factors relating to economic cycles, and in response to market conditions that allow for its development at the appropriate time. While we purposely concentrate in markets with high barriers to entry, we have demonstrated over our 30 year history, an ability to make carefully timed land acquisitions in submarkets where we can become one of the market leaders in establishing rent and other business terms. We believe that there are opportunities in our existing and other markets for a well-capitalized developer to acquire land with development potential at key locations.

    In the past, we have been particularly successful at acquiring sites or options to purchase sites that need governmental approvals. Because of our development expertise, knowledge of the governmental approval process and reputation for quality development with local government approval regulatory bodies, we generally have been able to secure the permits necessary to allow development, and profit from the resulting increase in land value. We seek out complex projects where we can add value through the efforts of our experienced and skilled management team leading to significantly enhanced returns on investment.

    Our strong regional relationship and recognized development expertise have enabled us to capitalize on unique built-to-suit opportunities. We intend to seek out and expect to continue to be presented with such opportunities in the future allowing us to earn relatively attractive returns on these development opportunities through multiple business cycles.

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  Acquire assets and portfolios of assets from institutions or individuals. We believe that due to our size, management strength and reputation, we are in an advantageous position to acquire portfolios of assets or individual properties from institutions or individuals. We may acquire properties for cash, but we are also particularly well positioned to appeal to sellers wishing to convert on a tax-deferred basis their ownership of property to the ownership of equity in a diversified real estate operating company that offers liquidity through access to the public equity markets. In addition, we may pursue mergers with and acquisitions of compatible real estate firms. Our ability to offer common units and preferred units in BPLP to sellers who would otherwise recognize a gain upon a sale of assets for cash or common stock of Boston Properties, Inc. may facilitate this type of transaction on a tax-efficient basis.

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  Acquire existing underperforming assets and portfolios of assets. We continue to actively pursue opportunities to acquire existing buildings that, while currently generating income, are either underperforming the market or are currently leased at below market rents with anticipated roll-over of space. These opportunities may include the acquisition of entire portfolios of properties. We believe that because of our in-depth market knowledge and development experience in each of our markets, our national reputation with brokers, financial institutions and others involved in the real estate market and our access to competitively-priced capital, we are well positioned to identify and acquire existing, underperforming properties for competitive prices and to add significant additional value to such properties through the effective marketing strategies and responsive property management program we employ in the pursuit of internal growth for our existing portfolio, as described below under the title "Internal Growth."

  Internal Growth

        We believe that significant opportunities will exist in the long term to increase cash flow from our existing properties because they are of high quality and in desirable locations. In addition, our properties are in markets where, in general, the creation of new supply is limited by the lack of available sites, the difficulty of receiving the necessary approvals for development on vacant land and obtaining financing. Our strategy for maximizing the benefits from these opportunities is two-fold: (1) to provide high quality property management services using our own employees in order to encourage tenants to renew, expand and relocate in our properties, and (2) to achieve speed and transaction cost efficiency in replacing departing tenants through the use of in-house services for marketing, lease negotiation, and construction of tenant improvements. In addition, we believe that once the current economic downturn ends and conditions in the business and leisure travel sector improve, our hotel properties will add to our internal growth because of their desirable locations in the downtown Boston and East Cambridge submarkets. We expect to continue our internal growth as a result of our ability to:

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  Cultivate existing submarkets and long-term relationships with credit tenants. In choosing locations for our properties, we have paid particular attention to transportation and commuting patterns, physical environment, adjacency to established business centers, proximity to sources of business growth and other local factors.

    We had an industry-leading average lease term of 7.2 years as of December 31, 2002, and continue to cultivate long-term leasing relationships with a diverse base of high quality, financially stable tenants. Based on leases in place at December 31, 2002, leases with respect to 4.4% of the total square feet from our Class A office properties expire in calendar year 2003.

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  Directly manage properties to maximize the potential for tenant retention. We provide property management services ourselves, rather than contracting for this service, to maintain awareness of and responsiveness to tenant needs. We and our properties also benefit from cost efficiencies produced by an experienced work force attentive to preventive maintenance and energy management and from our continuing programs to assure that our property management personnel at all levels remain aware of their important role in tenant relations.

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  Replace tenants quickly at best available market terms and lowest possible transaction costs. We believe that we have a competitive advantage in attracting new tenants and achieving rental rates at the higher end of our markets as a result of our well located, well designed and well maintained properties, our reputation for high quality building services and responsiveness to tenants, and our ability to offer expansion and relocation alternatives within our submarkets.

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  Extend terms of existing leases to existing tenants prior to expiration. We have also successfully structured early tenant renewals which have reduced the cost associated with lease downtime while securing the tenancy of our highest quality credit-worthy tenants on a long term basis and enhancing relationships which may lead to future tenant expansion.

Policies with Respect to Certain Activities

        The discussion below sets forth certain additional information regarding our investment, financing and other policies. These policies have been determined by the Board of Directors of Boston Properties, Inc., our sole general partner, and, in general, may be amended or revised from time to time by the Board of Directors.

Investment Policies

  Investments in Real Estate or Interests in Real Estate

        Our investment objectives are to provide quarterly cash distributions to our securityholders and to achieve long-term capital appreciation through increases in the value of BPLP. We have not established a specific policy regarding the relative priority of these investment objectives.

        We expect to continue to pursue our investment objectives primarily through the ownership of our current properties and other acquired properties. We currently intend to continue to invest primarily in developments of commercial properties and acquisitions of existing improved properties or properties in need of redevelopment, and acquisitions of land which we believe have development potential, primarily in our four core markets—Boston, Washington, D.C., midtown Manhattan and San Francisco. Future investment or development activities will not be limited to a specified percentage of our assets. We intend to engage in such future investment or development activities in a manner that is consistent with the maintenance of Boston Properties, Inc.'s status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing commercial and other types of properties for long-term investment, expand and improve the real estate presently owned or other properties purchased, or sell such real estate properties, in whole or in part, when circumstances warrant. We do not have a policy that restricts the amount or percentage of assets that will be invested in any specific property.

        We may also continue to participate with third parties in property ownership, through joint ventures or other types of co-ownership. Such investments may permit us to own interests in larger assets without unduly restricting diversification and, therefore, add flexibility in structuring our portfolio. We will not, however, enter into a joint venture or partnership to make an investment that would not otherwise meet our investment policies.

        Equity investments may be subject to existing mortgage financing and other indebtedness or such financing or indebtedness as may be incurred in connection with acquiring or refinancing these investments. Debt service on such financing or indebtedness will have a priority over any distributions with respect to our securities and the common stock of our general partner, Boston Properties, Inc. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act").

  Investments in Real Estate Mortgages

        While our current portfolio consists of, and our business objectives emphasize, equity investments in commercial real estate, we may, at the discretion of the Board of Directors of Boston Properties, Inc., invest in mortgages and other types of real estate interests consistent with Boston Properties, Inc.'s qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the cash flow or any appreciation in value of the property. Investments in real estate mortgages run the risk that one or more borrowers may default under such mortgages and that the collateral securing such mortgages may not be sufficient to enable BPLP to recoup its full investment.

  Securities of or Interests in Persons Primarily Engaged in Real Estate Activities

        Subject to the percentage of ownership limitations and gross income tests necessary for Boston Properties, Inc.'s REIT qualification, we also may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

Dispositions

        Our disposition of properties is based upon management's periodic review of our portfolio and the determination by the Board of Directors of Boston Properties, Inc. that such action would be in our best interests. Any decision to dispose of a property will be made by our management and approved by a majority of the Board of Directors of Boston Properties, Inc., as our general partner. Some holders of our limited partnership interests, including Messrs. Mortimer B. Zuckerman and Edward H. Linde, would incur adverse tax consequences upon the sale of certain of our properties which differ from the tax consequences to us. Consequently such holders of our limited partnership interests may have different objectives regarding the appropriate pricing and timing of any such sale. Such different tax treatment derives in most cases from the fact that we acquired these properties in exchange for partnership interests in contribution transactions structured to allow the prior owners to defer taxable gain. Generally such deferral continues so long as we do not dispose of the properties in a taxable transaction. Unless a sale by us of these properties is structured as a like-kind exchange or in a manner that otherwise allows such deferral to continue, recognition of the deferred tax gain allocable to these prior owners is generally triggered by the sale.

Financing Policies

        We do not have a policy limiting the amount of indebtedness that BPLP may incur. However, our mortgages, credit facilities and unsecured debt securities contain customary restrictions, requirements and other limitations on our ability to incur indebtedness. In addition, our agreement of limited partnership and the Certificate of Incorporation and Bylaws of Boston Properties, Inc. do not limit the amount or percentage of indebtedness that we may incur. We have not established any limit on the number or amount of mortgages that may be placed on any single property or on our portfolio as a whole.

        The Board of Directors of Boston Properties, Inc. will consider a number of factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of indebtedness, including the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and the ability of particular properties and BPLP as a whole to generate cash flow to cover expected debt service.

Policies with Respect to Other Activities

        Boston Properties, Inc., as our sole general partner, has the authority to issue additional common and preferred units of limited partnership interests of BPLP. Boston Properties, Inc. has in the past, and may continue in the future, to issue common or preferred units of limited partnership interests of BPLP to persons who contribute their direct or indirect interests in properties to us in exchange for such common or preferred units of limited partnership interest in BPLP. We have not engaged in trading, underwriting or agency distribution or sale of securities of issuers other than BPLP and we do not intend to do so. At all times, we intend to make investments in such a manner as to maintain Boston Properties, Inc.'s qualification as a REIT, unless because of circumstances or changes in the Internal Revenue Code of 1986, as amended (or the Treasury Regulations), the Board of Directors of Boston Properties, Inc. determines that it is no longer in the best interest of Boston Properties, Inc. to qualify as a REIT. We may make loans to third parties, including, without limitation, to joint ventures in which we participate. We intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act. Our policies with respect to such activities may be reviewed and modified or amended from time to time by the Board of Directors of Boston Properties, Inc.

Competition

        We compete in the leasing of office and industrial space with a considerable number of other real estate companies, some of which may have greater marketing and financial resources. In addition, our hotel properties compete for guests with other hotels, some of which may have greater marketing and financial resources than are available to us and Marriott® International, Inc.

        Principal factors of competition in our principal business, owning and developing office properties, are the quality of properties, leasing terms (including rent and other charges and allowances for tenant improvements), attractiveness and convenience of location, the quality and breadth of tenant services provided, and reputation as an owner and operator of quality office properties in the relevant market. The Company's ability to compete also depends upon, among other factors, trends of the national and local economies, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

The Hotel Properties

        Effective July 1, 2002, we restructured the leases with respect to ownership of our three hotel properties by forming a taxable REIT subsidiary ("TRS"). The TRS, a wholly-owned subsidiary of BPLP, is the lessee pursuant to new leases for each of the hotel properties. As lessor, BPLP is entitled to a percentage of gross receipts from the hotel properties.The restructuring of the hotel leases allows all the economic benefits of ownership to flow to us. Marriott® International, Inc. will continue to manage the hotel properties under the Marriott® name and under terms of the existing management agreements. Marriott has been engaged under separate long-term incentive management agreements to operate and manage each of the hotels on behalf of the TRS, with all of the economic benefits of ownership flowing to us. In connection with these arrangements, Marriott has agreed to operate and maintain the hotels in accordance with its system-wide standard for comparable hotels, and to provide the hotels with the benefits of its central reservation system, and other chain-wide programs and services.

Seasonality

        Our hotel properties traditionally have experienced significant seasonality in their operating income, with weighted-average net operating income (defined as revenues less operating expenses) by quarter over the year ended December 31, 2002 as follows:

First Quarter	Second Quarter	Third Quarter	Fourth Quarter
13%	27%	28%	32%

RISK FACTORS

        Set forth below are the risks that we believe are material to holders of our securities. We refer to our common and preferred units of limited partnership as our "securities," and the investors who own securities as our "securityholders." This section contains some forward-looking statements. You should refer to the explanation of the qualifications and limitations on forward-looking statements beginning on page 27.

Our performance and value are subject to risks associated with our real estate assets and with the real estate industry.

        Our economic performance and the value of our real estate assets, and consequently the value of the securities, are subject to the risk that if our office, industrial, and hotel properties do not generate revenues sufficient to meet our operating expenses, including debt service and capital expenditures, our cash flow and ability to pay distributions to our securityholders will be adversely affected. The following factors, among others, may adversely affect the income generated by our office, industrial and hotel properties:

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  downturns in the national, regional and local economic climate;

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  competition from other office, hotel and other commercial buildings;

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  local real estate market conditions, such as oversupply or reduction in demand for office, hotel or other commercial space;

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  changes in interest rates and availability of financing;

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  vacancies, changes in market rental rates and the need to periodically repair, renovate and relet space;

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  increased operating costs, including insurance expenses, utilities, real estate taxes, and heightened security costs;

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  civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses;

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  significant expenditures associated with each investment, such as debt service payments, real estate taxes, insurance and maintenance costs which are generally not reduced when circumstances cause a reduction in revenues from a property; and

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  ability to collect rents from tenants.

We are dependent upon the economic climates of our four core markets—Boston, Washington, D.C., midtown Manhattan and San Francisco.

        Over 90% of our revenues in fiscal year 2002 were derived from properties located in our four core markets: Boston, Washington, D.C., midtown Manhattan and San Francisco. As a result of the current slowdown in economic activity, there has been an increase in vacancy rates for office properties in these markets. A continued downturn in the economies of these markets, or the impact that the downturn in the overall national economy may have upon these economies, could result in further reduced demand for office space. Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space in turn could adversely affect our results from operations. Additionally, there are submarkets within our core markets that are dependent upon a limited number of industries. For example in our Washington, D.C. market, we focus on leasing office properties to governmental agencies, in our midtown Manhattan market we focus on leasing properties to financial, legal and other professional firms and in our suburban Boston submarket we focus on leasing office buildings to companies in the technology sector. A significant downturn in one or more of these sectors could adversely affect our results of operations.

Our investment in property development may be more costly than anticipated.

        We have a significant development pipeline and intend to continue to develop and substantially renovate office, industrial and hotel properties. Our current and future development and construction activities may be exposed to the following risks:

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  we may be unable to proceed with the development of properties because we cannot obtain financing on favorable terms;

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  we may incur construction costs for a development project which exceed our original estimates due to increases in interest rates and increased materials, labor or other costs, which could make completion of the project less profitable because we may not be able to increase rents to compensate for the increase in construction costs;

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  we may be unable to obtain, or face delays in obtaining, required zoning, land-use, building, occupancy, and other governmental permits and authorizations, which could result in increased costs and could require us to abandon our activities entirely with respect to a project;

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  we may abandon development opportunities after we begin to explore them and as a result we may fail to recover expenses already incurred;

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  we may expend funds on and devote management's time to development projects which we do not complete; and

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  we may be unable to complete construction of a property on schedule.

Investment returns from our developed properties may be lower than anticipated.

        Our developed properties may be exposed to the following risks:

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  we may lease developed properties at below projected rental rates; and

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  occupancy rates and rents at newly developed properties may fluctuate depending on a number of factors, including market and economic conditions, and may result in our investment not being profitable.

Our use of joint ventures may limit our flexibility with jointly owned investments.

        In appropriate circumstances, we intend to develop and acquire properties in joint ventures with other persons or entities when circumstances warrant the use of these structures. We currently have seven joint ventures which are not consolidated with our financial statements. Our share of the aggregate revenue of these joint ventures represents 3.1% of our base revenue (the sum of our total consolidated revenue and our share of such joint venture revenue). We could become engaged in a dispute with any of our joint venturers which might affect our ability to operate a property. In addition, our joint venture partners may have different objectives than we do regarding the appropriate timing and pricing of any sale or refinancing of properties. Finally, in many instances, our joint venture partners have competing interests in our markets that could create conflict of interest issues.

        In 2000, we entered into a joint venture with the New York State Common Retirement Fund which has agreed to contribute up to $270 million to acquire and develop properties with us. During a three-year investment period for this joint venture, ending on May 12, 2003, the New York State Common Retirement Fund has the right to participate in all of our acquisition opportunities that meet agreed criteria and any development projects that we choose to pursue with an institutional partner. The New York State Common Retirement Fund has exercised this right on several occasions, resulting in two acquisitions and two development projects being completed through the joint venture.

We face risks associated with property acquisitions.

        Since the initial public offering of Boston Properties, Inc., our general partner, we have made acquisitions of large properties and portfolios of properties. We intend to continue to acquire properties and portfolios of properties, including large portfolios that could increase our size and result in alterations to our capital structure. Our acquisition activities and their success are subject to the following risks:

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  we may be unable to finance acquisitions on favorable terms;

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  acquired properties may fail to perform as expected;

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  the actual costs of repositioning or redeveloping acquired properties may be higher than our estimates;

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  acquired properties may be located in new markets where we may face risks associated with a lack of market knowledge or understanding of the local economy, lack of business relationships in the area and unfamiliarity with local governmental and permitting procedures; and

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  we may be unable to quickly and efficiently integrate new acquisitions, particularly acquisitions of portfolios of properties, into our existing operations, and as a result our results of operations and financial condition could be adversely affected.

        We have acquired in the past and in the future may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in BPLP. This acquisition structure has the effect, among others, of reducing the amount of tax depreciation we can deduct over the tax life of the acquired properties, and typically requires that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax basis.

Acquired properties may expose us to unknown liability.

        We may acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a liability were asserted against us based upon ownership of those properties, we might have to pay substantial sums to settle it, which could adversely affect our cash flow. Unknown liabilities with respect to properties acquired might include:

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  liabilities for clean-up of undisclosed environmental contamination;

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  claims by tenants, vendors or other persons against the former owners of the properties;

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  liabilities incurred in the ordinary course of business; and

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  claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

Competition for acquisitions may result in increased prices for properties.

        We plan to continue to acquire properties as we are presented with attractive opportunities. We may be competing for acquisition opportunities with other investors and such competition may adversely affect us by subjecting us to the following risks:

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  we may be unable to acquire a desired property because of competition from other well capitalized real estate investors, including both publicly traded real estate investment trusts and institutional investment funds;

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  even if we enter into an acquisition agreement for a property, it is usually subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction, which may not be satisfied; and

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  even if we are able to acquire a desired property, competition from other real estate investors may significantly increase the purchase price.

We face potential difficulties or delays renewing leases or re-leasing space.

        We derive most of our income from rent received from our tenants. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely rental payments. Also, when our tenants decide not to renew their leases or terminate early, we may not be able to re-lease the space. Even if tenants decide to renew, the terms of renewals or new leases, including the cost of required renovations or concessions to tenants, may be less favorable than current lease terms. As a result, our cash flow could decrease and our ability to make distributions to our securityholders could be adversely affected.

We face potential adverse effects from major tenants' bankruptcies or insolvencies.

        The bankruptcy or insolvency of a major tenant may adversely affect the income produced by our properties. Our tenants could file for bankruptcy protection or become insolvent in the future. We cannot evict a tenant solely because of its bankruptcy. On the other hand, a bankrupt tenant may reject and terminate its lease with us. In such case, our claim against the bankrupt tenant for unpaid and future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed under the lease, and, even so, our claim for unpaid rent would likely not be paid in full. This shortfall could adversely affect our cash flow and results of operations.

We may have difficulty selling our properties which may limit our flexibility.

        Large and high quality office, industrial and hotel properties like the ones that we own could be difficult to sell. This may limit our ability to change our portfolio promptly in response to changes in economic or other conditions. In addition, federal tax laws limit our ability to sell properties that we have owned for fewer than four years. These restrictions reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

        Our ability to dispose of some of our properties is constrained by their tax attributes. Properties which we developed and have owned for a significant period of time or which we acquired through tax deferred contribution transactions in exchange for partnership interests in BPLP often have a low tax basis. If we dispose of these properties outright in taxable transactions, we will recognize a significant amount of taxable gain, which in turn would impact our cash flow under the requirements of the Internal Revenue Code for REIT's like Boston Properties, Inc. In some cases, we are restricted from disposing of properties contributed in exchange for our partnership interests under tax protection agreements with contributors. To dispose of low basis or tax-protected properties efficiently we often use like-kind exchanges, which qualify for non-recognition of taxable gain, but can be difficult to consummate and result in the property for which the disposed assets are exchanged inheriting their low basis and other tax attributes (including tax protection covenants).

Our properties face significant competition.

        We face significant competition from developers, owners and operators of office, industrial and other commercial real estate, including sublease space available from our tenants. Substantially all of our properties face competition from similar properties in the same market. Such competition may affect our ability to attract and retain tenants and may reduce the rents we are able to charge. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties.

Because we own three hotel properties, we face the risks associated with the hospitality industry.

        Because the lease payments we receive under the leases for the three hotels we own are based on a participation in the gross receipts of the hotels, if the hotels do not generate sufficient receipts, our cash flow would be decreased, which could reduce the amount of cash available for distributions to our securityholders. The following factors, among others, are common to the hotel industry, and may reduce the receipts generated by our hotel properties:

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  our hotel properties compete for guests with other hotels, a number of which have greater marketing and financial resources than our hotel-operating business partners;

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  if there is an increase in operating costs resulting from inflation and other factors, our hotel-operating business partners may not be able to offset such increase by increasing room rates;

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  our hotel properties are subject to the fluctuating and seasonal demands of business travelers and tourism; and

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  our hotel properties are subject to general and local economic conditions that may affect demand for travel in general, including war and terrorism.

        In addition, because all three of our hotel properties are located within a two-mile radius in downtown Boston and Cambridge, they are all subject to the Boston market's fluctuations in demand, increases in operating costs and increased competition from additions in supply.

Because of the ownership structure of our three hotel properties, we face potential adverse effects from changes to the applicable tax laws.

        We own three hotel properties. However, REITs like Boston Properties, Inc. are not allowed under the Internal Revenue Code to operate hotels directly or indirectly. Accordingly, we lease our hotel properties to our taxable REIT subsidiary, or TRS. As lessor, we are entitled to a percentage of the gross receipts from the operation of the hotel properties. Marriott International, Inc. manages the hotels under the Marriott® name pursuant to a management contract with the TRS as lessee. While the TRS structure allows the economic benefits of ownership to flow to us, the TRS is subject to tax on its income from the operations of the hotels at the federal and state level. In addition, the TRS is subject to detailed tax regulations which affect how it can be capitalized and operated. If the tax laws applicable to TRS's are modified, we may be forced to modify the structure for owning our hotel properties, and such changes may adversely affect the cash flows from our hotels. In addition, the

Internal Revenue Service, the United States Treasury Department and Congress frequently review federal income tax legislation, and we cannot predict whether, when or to what extent new federal tax laws, regulations, interpretations or rulings will be adopted. Any of such legislative action may prospectively or retroactively modify the tax treatment of the TRS and, therefore, may adversely affect our after-tax returns from our hotel properties.

Compliance or failure to comply with the Americans with Disabilities Act or other safety regulations and requirements could result in substantial costs.

        The Americans with Disabilities Act generally requires that public buildings, including office buildings and hotels, be made accessible to disabled persons. Noncompliance could result in the imposition of fines by the federal government or the award of damages to private litigants. If, pursuant to the Americans with Disabilities Act, we are required to make substantial alterations and capital expenditures in one or more of our properties, including the removal of access barriers, it could adversely affect our financial condition and results of operations, as well as the amount of cash available for distributions to our securityholders.

        Our properties are subject to various federal, state and local regulatory requirements, such as state and local fire and life safety requirements. If we fail to comply with these requirements, we could incur fines or private damage awards. We do not know whether existing requirements will change or whether compliance with future requirements will require significant unanticipated expenditures that will affect our cash flow and results of operations.

Some potential losses are not covered by insurance.

        We carry insurance coverage on our properties of types and in amounts that we believe are in line with coverage customarily obtained by owners of similar properties. We believe all of our properties are adequately insured. In response to the uncertainty in the insurance market following the terrorist attacks of September 11, 2001, the federal Terrorism Risk Insurance Act was enacted in November 2002 to require regulated insurers to make available coverage for certified acts of terrorism (as defined by the statute) under property insurance policies. On March 1, 2003 we renewed our "all risk" property insurance program which includes coverage for acts of terrorism (as defined by the statute) on an occurrence basis up to our policy limits, which we consider commercially reasonable. We continue to monitor the state of the insurance market in general, and the scope and cost of coverage for acts of terrorism in particular, but we can not anticipate what coverage will be available on commercially reasonable terms in future policy years.

        We carry earthquake insurance on our properties located in areas known to be subject to earthquakes in an amount and subject to deductibles and self-insurance that we believe are commercially reasonable. However, the amount of our earthquake insurance coverage may not be sufficient to cover losses from earthquakes. As a result of increased costs of coverage and decreased availability, the amount of third party earthquake insurance we may be able to purchase in the marketplace upon commercially reasonable terms has been reduced. In addition, we may discontinue earthquake insurance on some or all of our properties in the future if the premiums exceed our estimation of the value of the coverage.

        In January 2002, we formed a wholly-owned insurance subsidiary, IXP, Inc. ("IXP"), to act as a captive insurance company and be one of the elements of our overall insurance program. IXP acts as a primary carrier with respect to a portion of our earthquake insurance coverage for our Greater San Francisco properties. In the future IXP may provide additional or different coverage, as a reinsurer or a primary insurer, depending on the availability and cost of third party insurance in the marketplace and the level of self insurance that we believe is commercially reasonable.

        There are other types of losses, such as from wars, acts of bio-terrorism or the presence of mold at our properties, for which we cannot obtain insurance at all or at a reasonable cost. With respect to such losses and losses from acts of terrorism, earthquakes or other catastrophic events, if we experience a loss that is uninsured or that exceeds policy limits, we could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties. Depending on the specific circumstances of each affected property, it is possible that we could be liable for mortgage indebtedness or other obligations related to the property. Any such loss could materially and adversely affect our business and financial condition and results of operations.

Potential liability for environmental contamination could result in substantial costs.

        Under federal, state and local environmental laws, ordinances and regulations, we may be required to investigate and clean up the effects of releases of hazardous or toxic substances or petroleum products at our properties simply because of our current or past ownership or operation of the real estate. If unidentified environmental problems arise, we may have to make substantial payments which could adversely affect our cash flow and our ability to make distributions to our securityholders because:

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  as owner or operator we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination;

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  the law typically imposes clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination;

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  even if more than one person may be responsible for the contamination, each person who shares legal liability under the environmental laws may be held responsible for all of the clean-up costs; and

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  governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs.

        These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous or toxic substances or petroleum products or the failure to properly remediate contamination may materially and adversely affect our ability to borrow against, sell or rent an affected property. In addition, applicable environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination. Changes in laws increasing the potential liability for environmental conditions existing at our properties, or increasing the restrictions on the handling, storage or discharge of hazardous or toxic substances or petroleum products or other actions may result in significant unanticipated expenditures.

        Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of buildings containing asbestos:

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  properly manage and maintain the asbestos;

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  notify and train those who may come into contact with asbestos; and

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  undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building.

        Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers. Some of our properties are located in urban, industrial and previously developed areas where fill or current or historic industrial uses of the areas have caused site contamination.

        It is our policy to retain independent environmental consultants to conduct Phase I environmental site assessments and asbestos surveys with respect to our acquisition of properties. These assessments generally include a visual inspection of the properties and the surrounding areas, an examination of current and historical uses of the properties and the surrounding areas and a review of relevant state, federal and historical documents, but do not involve invasive techniques such as soil and ground water sampling. Where appropriate, on a property-by-property basis, our practice is to have these consultants conduct additional testing, including sampling for asbestos, for lead in drinking water, for soil contamination where underground storage tanks are or were located or where other past site usages create a potential environmental problem, and for contamination in groundwater. Even though these environmental assessments are conducted, there is still the risk that:

  •
  the environmental assessments and updates did not identify all potential environmental liabilities;

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  a prior owner created a material environmental condition that is not known to us or the independent consultants preparing the assessments;

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  new environmental liabilities have developed since the environmental assessments were conducted; and

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  future uses or conditions such as changes in applicable environmental laws and regulations could result in environmental liability for us.

        Inquiries about indoor air quality may necessitate special investigation and, depending on the results, remediation beyond our regular indoor air quality testing and maintenance programs. Indoor air quality issues can stem from inadequate ventilation, chemical contaminants from indoor or outdoor sources, and biological contaminants such as molds, pollen, viruses and bacteria. Indoor exposure to chemical or biological contaminants above certain levels can be alleged to be connected to allergic reactions or other health effects and symptoms in susceptible individuals. If these conditions were to occur at one of our properties, we may need to undertake a targeted remediation program, including without limitation, steps to increase indoor ventilation rates and eliminate sources of contaminants. Such remediation programs could be costly, necessitate the temporary relocation of some or all of the property's tenants or require rehabilitation of the affected property.

We face risks associated with the use of debt to fund acquisitions and developments, including refinancing risk.

        We are subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet required payments of principal and interest. We anticipate that only a small portion of the principal of our debt will be repaid prior to maturity. Therefore, we are likely to need to refinance at least a portion of our outstanding debt as it matures. There is a risk that we may not be able to refinance existing debt or that the terms of any refinancing will not be as favorable as the terms of our existing debt. If principal payments due at maturity cannot be refinanced, extended or repaid with proceeds from other sources, such as new equity capital, our cash flow will not be sufficient to repay all maturing debt in years when significant "balloon" payments come due.

        We have agreements with a number of limited partners of BPLP who contributed properties in exchange for partnership interests that require BPLP to maintain secured debt on certain of our assets and/or allocate partnership debt to such limited partners to enable them to continue to defer recognition of their taxable gain with respect to the contributed property. These tax protection and debt allocation agreements may restrict our ability to repay or refinance debt.

An increase in interest rates would increase our interest costs on variable rate debt and could adversely impact our ability to refinance existing debt.

        As of December 31, 2002, we had approximately $1.3 billion, and may incur more, indebtedness that bears interest at variable rates. Accordingly, if interest rates increase, so will our interest costs, which may adversely affect our cash flow and our ability to pay principal and interest on our debt and our ability to make distributions to our securityholders. Further, rising interest rates could limit our ability to refinance existing debt when it matures. We may from time to time enter into agreements such as interest rate swaps, caps, floors and other interest rate hedging contracts with respect to a portion of our variable rate debt. While these agreements may lessen the impact of rising interest rates on us, they also expose us to the risk that other parties to the agreements will not perform or that the agreements will be unenforceable.

Covenants in our debt agreements could adversely affect our financial condition.

        The mortgages on our properties contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. Our credit facilities and unsecured debt securities contain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including total debt to asset ratios, secured debt to total asset ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt which we must maintain. Our continued ability to borrow under our credit facilities is subject to compliance with our financial and other covenants. In addition, our failure to comply with such covenants could cause a default under the applicable debt agreement, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available to us, or be available only on unattractive terms. Additionally, in the future our ability to satisfy current or prospective lenders' insurance requirements may be adversely affected if lenders generally insist upon greater insurance coverage against acts of terrorism than is available to us in the marketplace or on commercially reasonable terms.

        We rely on debt financing, including borrowings under our credit facilities, issuances of unsecured debt securities and debt secured by individual properties, to finance our acquisition and development activities and for working capital. If we are unable to obtain debt financing from these or other sources, or to refinance existing indebtedness upon maturity, our financial condition and results of operations would likely be adversely affected. If we breach covenants in our debt agreements, the lenders can declare a default and, if the debt is secured, can take possession of the property securing the defaulted loan. In addition, our unsecured debt agreements contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default if we are in default under other loans in some circumstances. Defaults under our debt agreements could materially and adversely affect our financial condition and results of operations.

Our degree of leverage could limit our ability to obtain additional financing or affect the market price of the debt securities.

        On February 28, 2003, we had approximately $4.8 billion in total indebtedness outstanding on a consolidated basis (excluding unconsolidated joint venture debt). Debt to market capitalization ratio, which measures total debt as a percentage of the aggregate of total debt plus the market value of outstanding equity securities, is often used by analysts to gauge leverage for equity REITs such as Boston Properties, Inc. Our market value is calculated using the closing stock price per share of common stock of Boston Properties, Inc. Using the closing stock price of $37.20 per share of common stock of Boston Properties, Inc. on February 28, 2003, multiplied by the sum of (i) the actual aggregate number of outstanding common partnership units of BPLP (including common partnership units held by Boston Properties, Inc.) and (ii) the number of common partnership units issuable upon conversion of preferred partnership units of BPLP, our debt to market capitalization ratio was approximately 50.5% as of February 28, 2003.

        Our degree of leverage could affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions, development or other general corporate purposes. Our degree of leverage could also make us more vulnerable to a downturn in business or the economy generally. There is a risk that changes in our debt to market capitalization ratio, which is in part a function of the stock price of Boston Properties, Inc., or our ratio of indebtedness to other measures of asset value used by financial analysts may have an adverse effect on the market price of the notes.

Failure of Boston Properties, Inc. to qualify as a REIT would have a material adverse effect on BPLP.

        BPLP, in general, and the holders of our securities, in particular, must rely on Boston Properties, Inc., as our general partner, to manage the affairs and business of BPLP. Boston Properties, Inc. is subject to certain risks that may affect its financial and other conditions, including particularly adverse consequences if it fails to qualify as a REIT for federal income tax purposes. While Boston Properties, Inc. intends to operate in a manner that will allow it to continue to qualify as a REIT, we cannot assure you that it will remain qualified as such in the future. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code as to which there are only limited judicial and administrative interpretations, and involves the determination of facts and circumstances not entirely within our control. In addition, future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT for federal income tax purposes or the federal income tax consequences of such qualification. If Boston Properties, Inc. fails to qualify as a REIT, it will face serious tax consequences which will directly and adversely impact BPLP and may substantially reduce the funds available for payment of distributions to our securityholders, and it will be barred from qualifying as a REIT for the four years following such failure.

In order to maintain the REIT status of our general partner, Boston Properties, Inc., we may be forced to borrow funds on a short-term basis during unfavorable market conditions.

        In order to maintain the REIT status of our general partner, Boston Properties, Inc., we may need to borrow funds on a short-term basis to meet the REIT distribution requirements, even if the then prevailing market conditions are not favorable for these borrowings. To qualify as a REIT, Boston Properties, Inc. generally must distribute to its stockholders at least 90% of its net taxable income each year, excluding capital gains. In addition, Boston Properties, Inc. will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by it in any calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. Boston Properties, Inc. may need short-term debt to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt or amortization payments.

Limits on changes in control of Boston Properties, Inc., our general partner, may discourage takeover attempts beneficial to our securityholders.

        Provisions in Boston Properties, Inc.'s certifcate of incorporation, bylaws and shareholder rights agreement, and provisions in our agreement of limited partnership, as well as provisions of the Internal Revenue Code and Delaware corporate law, may:

  •
  delay or prevent a change in control over Boston Properties, Inc. or a tender offer, even if such action might be beneficial to our securityholders or Boston Properties, Inc.'s stockholders and

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  limit Boston Properties, Inc.'s stockholders opportunity to receive a potential premium for their shares of common stock over then-prevailing market prices.

  Stock Ownership Limit

        Primarily to facilitate maintenance of Boston Properties, Inc.'s qualification as a REIT, its certificate of incorporation generally prohibits ownership, directly, indirectly or beneficially, by any single stockholder of more than 6.6% of the number of outstanding shares of any class or series of its equity stock. We refer to this limitation as the "ownership limit." The Board of Directors of Boston Properties, Inc. may waive or modify the ownership limit with respect to one or more persons if it is satisfied that ownership in excess of this limit will not jeopardize the status of Boston Properties, Inc. as a REIT for federal income tax purposes. In addition, under Boston Properties, Inc.'s certificate of incorporation, each of Mortimer B. Zuckerman and Edward H. Linde, along with their respective families and affiliates, as well as, in general, pension plans and mutual funds, may actually and beneficially own up to 15% of the number of outstanding shares of any class of securities of Boston Properties, Inc.'s equity stock. Shares owned in violation of the ownership limit will be subject to the loss of rights to distributions and voting and other penalties. The ownership limit may have the effect of inhibiting or impeding a change in control.

  Agreement of Limited Partnership of BPLP

        We have agreed in our agreement of limited partnership that Boston Properties, Inc., our general partner, will not engage in business combinations unless our limited partners other than Boston Properties, Inc. receive, or have the opportunity to receive, the same consideration for their limited partnership interests as holders of Boston Properties, Inc.'s common stock in the transaction. If these limited partners do not receive such consideration, Boston Properties, Inc. cannot engage in the transaction unless 75% of these limited partners vote to approve the transaction. In addition, we have agreed in our agreement of limited partnership that Boston Properties, Inc., as our general partner, will not consummate business combinations in which it received the approval of its stockholders unless these limited partners are also allowed to vote and the transaction would have been approved had these limited partners been able to vote as stockholders on the transaction. Therefore, if the stockholders of Boston Properties, Inc. approve a business combination that requires a vote of stockholders, our agreement of limited partnership requires the following before Boston Properties, Inc. can consummate the transaction:

  •
  our securityholders must vote on the matter;

  •
  Boston Properties, Inc. must vote its limited partnership interests in the same proportion as its stockholders voted on the transaction; and

  •
  the result of the vote of our securityholders must be such that had such vote been a vote of stockholders of Boston Properties, Inc., the business combination would have been approved.

With respect to business combinations, Boston Properties, Inc., as our general partner, has agreed in our partnership agreement to use its commercially reasonable efforts to structure such a transaction to avoid causing the limited partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in such a transaction.

        As a result of these provisions, a potential acquirer may be deterred from making an acquisition proposal and Boston Properties, Inc. may be prohibited by contract from engaging in a proposed business combination even though its stockholders approve of the combination.

  Shareholder Rights Plan

        Boston Properties, Inc. has adopted a shareholder rights plan. Under the terms of this plan, Boston Properties, Inc. can in effect prevent a person or group from acquiring more than 15% of the outstanding shares of its common stock, because, unless it approves of the acquisition, after the person acquires more than 15% of the outstanding common stock of Boston Properties, Inc., all other stockholders will have the right to purchase securities from Boston Properties, Inc. at a price that is less than their then fair market value, which would substantially reduct the value and influence of stock owned by the acquiring person. The Board of Dirctors of Boston Properties, Inc. can prevent the plan from operating by approving the transaction in advance, which gives Boston Properties, Inc. significant power to approve or disapprove of the efforts of a person or group to acquire a large interest in Boston Properties, Inc.

We may change our policies without obtaining approval of our securityholders.

        Our operating and financial policies, including our policies with respect to acquisitions, growth, operations, indebtedness, capitalization and distributions, are exclusively determined by our sole general partner, Boston Properties, Inc., acting through its Board of Directors. Accordingly, our securityholders do not control these policies.

Our success depends on key personnel whose continued service is not guaranteed.

        We depend on the efforts of key personnel, particularly Mortimer B. Zuckerman, Chairman of the board of directors of Boston Properties, Inc., and Edward H. Linde, the President and Chief Executive Officer of Boston Properties, Inc. Among the reasons that Messrs. Zuckerman and Linde are important to our success is that each has a national reputation which attracts business and investment opportunities and assists us in negotiations with lenders. If we lost their services, our relationships with lenders, potential tenants and industry personnel would diminish. Mr. Zuckerman has substantial outside business interests which could interfere with his ability to devote his full time to our business and affairs.

        The two Executive Vice Presidents, Chief Financial Officer and other executive officers of Boston Properties, Inc. who serve as managers of our regional offices have strong reputations. Their reputations aid us in identifying opportunities, having opportunities brought to us, and negotiating with tenants and build-to-suit prospects. While we believe that we could find replacements for these key personnel, the loss of their services could materially and adversely affect our operations because of diminished relationships with lenders, prospective tenants and industry personnel.

Conflicts of interest exist with holders of our limited partnership interests.

        Sales of properties and repayment of related indebtedness will have different effects on certain of our securityholders.

        Some holders of our limited partnership interests, including Messrs. Zuckerman and Linde, would incur adverse tax consequences upon the sale of certain of our properties and on the repayment of related debt which differ from the tax consequences to us. Consequently, such holders of our limited partnership interests may have different objectives regarding the appropriate pricing and timing of any such sale or repayment of debt. While Boston Properties, Inc. has exclusive authority under our limited partnership agreement to determine when to refinance or repay debt or whether, when, and on what terms to sell a property, subject, in the case of certain properties to the contractual commitments described below, any such decision would require the approval of Boston Properties, Inc.'s board of directors. As directors and executive officers of Boston Properties, Inc., Messrs. Zuckerman and Linde have substantial influence with respect to any such decision. Their influence could be exercised in a manner inconsistent with the interests of some of our other securityholders, including in a manner which could prevent completion of a sale of a property or the repayment of indebtedness.

  Agreement not to sell some properties.

        Under the terms of our limited partnership agreement, we have agreed not to sell or otherwise transfer some of our properties, prior to specified dates, in any transaction that would trigger taxable income, without first obtaining the consent of Messrs. Zuckerman and Linde. However, we are not required to obtain their consent if, during the applicable period, each of them does not hold at least 30% of his original interest in BPLP, or if those properties are transferred in a nontaxable event. In addition, we have entered into similar agreements with respect to other properties that we have acquired in exchange for our limited partnership interests. Pursuant to those agreements, we are responsible for the reimbursement of tax costs to the prior owners if the subject properties are sold in a taxable sale. Our obligations to the prior owners are generally limited in time and only apply to actual damages suffered. As of December 31, 2002, there were a total of 34 properties subject to these restrictions, and those 34 properties and 2 additional properties sold during 2002, are estimated to have accounted for approximately 54.6% of our total revenue for the year ended December 31, 2002.

        We have also entered into agreements providing prior owners with the right to guarantee specific amounts of indebtedness and, in the event that the specific indebtedness they guarantee is repaid or reduced, additional and/or substitute indebtedness. These agreements may hinder actions that we may otherwise desire to take to repay or refinance guaranteed indebtedness because we would be required to make payments to the beneficiaries of such agreements if we violate these agreements.

  Messrs. Zuckerman and Linde will continue to engage in other activities.

        Messrs. Zuckerman and Linde have a broad and varied range of investment interests. Either one could acquire interest in a company which is not currently involved in real estate investment activities but which may acquire real property in the future. However, pursuant to each of their employment agreements, Messrs. Zuckerman and Linde will not, in general, have management control over such companies, and therefore, they may not be able to prevent one or more such companies from engaging in activities that are in competition with our activities.

We did not obtain new owner's title insurance policies in connection with properties acquired during the initial public offering of Boston Properties, Inc.

        We acquired many of our properties from our predecessors at the completion of the initial public offering of Boston Properties, Inc., our sole general partner, in June 1997. Before we acquired these properties each of them was insured by a title insurance policy. We did not, however, obtain new owner's title insurance policies in connection with the acquisition of these properties. Nevertheless, because in many instances we acquired these properties indirectly by acquiring ownership of the entity which owned the property and those owners remain in existence as our subsidiaries, some of these title insurance policies may continue to benefit us. Many of these title insurance policies may be for amounts less than the current values of the applicable properties. If there was a title defect related to any of these properties, or to any of the properties acquired at the time of the initial public offering of Boston Properties, Inc., that is no longer covered by a title insurance policy, we could lose both our capital invested in and our anticipated profits from such property. We have obtained title insurance policies for all properties that we have acquired after the initial public offering of Boston Properties, Inc.

We face possible adverse changes in tax laws.

        From time to time changes in state and local tax laws or regulations are enacted, which may result in increase in our tax liability. The shortfall in tax revenues for states and municipalities in recent years may lead to an increase in the frequency and size of such changes. We also face the risk that tax authorities may challenge certain aspects of our acquisition, operation or disposition of properties. If such challenges are successful, we may be required to pay additional taxes on our assets or income and may be assessed interest and penalties on such additional taxes. These increased tax costs could adversely affect our financial condition and results of operations and our ability to make distributions to our securityholders.

RECENT DEVELOPMENTS

        On March 18, 2003, we closed an unregistered offering of $300 million in aggregate principal amount of our 5.625% senior unsecured notes due 2015. The notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and to certain investors outside of the United States in reliance on Regulation S under the Securities Act. The notes were priced at 99.898% of their face amount to yield 5.636%. We used the net proceeds to repay secured debt and for other general business purposes.

        Also during the first quarter of 2003 we:

  •
  Executed a binding contract for the sale of the Candler Building, a Class A office property totaling approximately 541,000 square feet in Baltimore, Maryland for $63.1 million, which sale was closed on January 28, 2003;

  •
  Extended our $605 million unsecured revolving credit agreement for a three year term expiring on January 17, 2006 with a one-year extension provision, with a decrease in the interest rate from LIBOR + 1.45% to LIBOR + 0.70%, subject to adjustment in the event of a change in our unsecured debt rating; and

  •
  Sold 2300 N. Street, a Class-A office property totaling 279,264 rentable square feet in Washington, D.C. for approximately $114 million (net of $8 million in future obligations assumed by the buyer).

Item 2.    Financial Information

Selected Consolidated Financial and Operating Data

        The following table sets forth the selected financial and operating data for BPLP, together with its subsidiaries, on a historical consolidated basis, for the periods presented. The following information should be read in conjunction with the financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Form 10.

        Historical operating results for BPLP together with its subsidiaries, including net income, may not be comparable to our future operating results.

	Boston Properties Limited Partnership
	For the year ended December 31,
(In thousands, except per unit data)
	2002	2001	2000	1999	1998
Statement of Operations Information:
Total revenue	$1,234,823	$1,046,520	$889,631	$781,009	$509,212
Expenses:
Operating:
Rental	385,491	330,301	279,671	248,386	149,582
Hotel	31,086	—	—	—	—
General and administrative	47,292	38,312	35,659	29,455	22,504
Interest	271,685	223,389	217,064	205,410	124,793
Depreciation and amortization	185,377	149,181	132,223	119,204	74,594
Net derivative losses	11,874	26,488	—	—	—
Loss on investments in securities	4,297	6,500	—	—	—

Total expenses	937,102	774,171	664,617	602,455	371,473

Income before income from unconsolidated joint ventures and minority interests in property partnerships	297,721	272,349	225,014	178,554	137,739
Income from unconsolidated joint ventures	7,954	4,186	1,758	468	—
Minority interests in property partnerships	2,065	1,085	(932)	(4,614)	(2,554)

Income before gain (loss) on sale of real estate and land held for development	307,740	277,620	225,840	174,408	135,185
Gain (loss) on sale of real estate and land held for development	233,304	11,238	(313)	8,735	—

Income before discontinued operations	541,044	288,858	225,527	183,143	135,185
Discontinued operations:
Income from discontinued operations	1,384	3,483	3,765	3,818	2,836
Gain on sale of real estate from discontinued operations	30,916	—	—	—	—
Income before extraordinary items	573,344	292,341	229,292	186,961	138,021
Extraordinary items	(2,386)	—	(433)	—	(7,742)

Income before cumulative effect of a change in accounting principle	570,958	292,341	228,859	186,961	130,279
Cumulative effect of a change in accounting principle	—	(8,432)	—	—	—

Net income before preferred distributions	570,958	283,909	228,859	186,961	130,279
Preferred distributions	(31,258)	(36,026)	(32,994)	(32,111)	(5,830)

Net income available to common unitholders	$539,700	$247,883	$195,865	$154,850	$124,449

Balance Sheet Information (at the end of the period):
Real estate, gross	$8,608,052	$7,423,979	$6,112,779	$5,612,258	$4,917,193
Real estate, net	7,785,919	6,704,125	5,526,060	5,141,667	4,559,809
Cash	55,275	98,067	280,957	12,035	12,166
Total assets	8,365,344	7,219,583	6,226,470	5,434,772	5,235,087
Total indebtedness	5,147,220	4,314,942	3,414,891	3,321,584	3,088,724
Minority interests in property partnerships	29,882	34,428	—	15,500	350,978
Redeemable partnership units	1,105,561	1,287,866	1,631,595	1,237,238	1,125,357
Partners' capital	1,806,869	1,342,592	993,847	686,788	551,379
Other Information:
Funds from operations(1)	$466,899	$397,934	$330,868	$266,631	$205,209
Funds from operations, as adjusted(1)	$487,293	415,904	330,868	266,631	205,209
Distributions declared per common unit	2.41	2.27	2.04	1.75	1.64
Cash flow provided by operating activities	437,380	419,403	329,474	290,027	215,287
Cash flow used in investing activities	(1,017,283)	(1,303,622)	(563,173)	(641,554)	(2,179,215)
Cash flow provided by financing activities	537,111	701,329	502,621	351,396	1,958,534
Total square feet at end of year	42,411	40,718	37,926	35,621	31,077
Occupancy rate at end of year	93.9%	95.3%	98.9%	98.4%	97.1%

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations."

(2)
Annualized.

Management's Discussion and Analysis of Financial Condition and Results of Operation

        The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.

Forward Looking Statements

        This Form 10 contains forward-looking statements within the meaning of the federal securities laws, principally, but not only, under the captions "Business and Growth Strategies," "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We caution investors that any forward-looking statements in this Form 10, or which management may make orally or in writing from time to time, are based on management's beliefs and on assumptions made by, and information currently available to, management. When used, the words "anticipate," "believe," expect," "intend," "may," "might," "plan," "estimate," "project," "should," "will," "result" and similar expressions which do not relate solely to historical matters are intended to identify forward-looking statements. Such statements are subject to risks, uncertainties and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. We caution you that, while forward-looking statements reflect our good faith beliefs when we make them, they are not guarantees of future performance and are impacted by actual events when they occur after we make such statements. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

        Some of the risks and uncertainties that may cause our actual results, performance or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

  •
  general risks affecting the real estate industry (including, without limitation, the inability to enter into or renew leases, dependence on tenants' financial condition, and competition from other developers, owners and operators of real estate);

  •
  risks associated with the availability and terms of financing and the use of debt to fund acquisitions and developments; failure to manage effectively our growth and expansion into new markets or to integrate acquisitions successfully;

  •
  risks and uncertainties affecting property development and construction (including, without limitation, construction delays, cost overruns, inability to obtain necessary permits and public opposition to such activities);

  •
  risks associated with downturns in the national and local economies, increases in interest rates, and volatility in the securities markets; costs of compliance with the Americans with Disabilities Act and other similar laws;

  •
  potential liability for uninsured losses and environmental contamination;

  •
  risks associated with Boston Properties, Inc.'s potential failure to qualify as a REIT under the Internal Revenue Code of 1986, as amended, and possible adverse changes in tax and environmental laws; and

  •
  risks associated with our dependence on key personnel whose continued service is not guaranteed.

        The risks included here are not exhaustive. Other sections of this Form 10 may include additional factors which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Investors should also refer to our quarterly reports on Form 10-Q for future periods and current reports on Form 8-K as we file them with the SEC, and to other materials we, or Boston Properties, Inc., our general partner, may furnish to the public from time to time through Forms 8-K or otherwise.

Critical Accounting Policies

        The SEC published cautionary advice in December 2001 regarding MD&A disclosure of critical accounting policies. The significant accounting policies are also discussed in Note 1 of our financial statements. These critical accounting policies are subject to judgments and uncertainties, which affect the application of these policies. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. The material accounting policies that we believe are most critical to the understanding of our financial position and results of operations that require significant management estimates and judgments are discussed below.

Real Estate

        Real estate is stated at depreciated cost. The cost of buildings and improvements include the purchase price of property, legal fees and acquisition costs. Costs directly related to the development of properties are capitalized. Capitalized development costs include interest, internal wages, property taxes, insurance, and other project costs incurred during the period of development.

        We periodically review our properties to determine if our carrying amounts will be recovered from future operating cash flows. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements which could differ materially from actual results in future periods. Since cash flows on properties considered to be "long-lived assets to be held and used" as defined by FAS 144 are considered on an undiscounted basis to determine whether an asset has been impaired, our established strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale or disposal date, an impairment loss may be recognized. If we determine that impairment has occurred, the affected assets must be reduced to their fair value. No such impairment losses have been recognized to date.

        A variety of costs are incurred in the acquisition, development and leasing of our properties. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on our development properties is guided by SFAS No. 34 "Capitalization of Interest Cost" and SFAS No. 67 "Accounting for Costs and the Initial Rental Operations of Real Estate Properties," and ceases capitalization when the property is held available for occupancy upon substantial completion of tenant improvements, but no later than one year from the completion of major construction activity. In the third quarter of 2002, we substantially completed construction of the base building at 611 Gateway in South San Francisco. Although substantial construction remained which would allow continued capitalization until the earlier of completion of tenant build-out or one-year, and since we have no leasing prospects and do not expect to lease the property within the next year, the building was placed in-service during the third quarter of 2002. Accordingly, since July 2002 all costs are being expensed as incurred.

Investments in Unconsolidated Joint Ventures

        We account for our investments in unconsolidated joint ventures under the equity method of accounting as we exercise significant influence, but do not control these entities. These investments are recorded initially at cost, as Investments in Unconsolidated Joint Ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions. Any difference between the carrying amount of these investments on our balance sheet and the underlying equity in net assets is amortized as an adjustment to equity in earnings of unconsolidated joint ventures over 40 years. Under the equity method of accounting, the net equity investment is reflected on our consolidated balance sheets, and our share of net income or loss from the joint ventures is included on our consolidated statements of operations. The joint venture agreements may designate different percentage allocations among the investors for profits and losses, however our recognition of joint venture income or loss generally follows the joint ventures' distribution priorities, which may change upon the achievement of certain investment return thresholds.

        We serve as the development manager for the joint ventures currently under development. The profit on development fees received from joint ventures is recognized to the extent attributable to the outside interests in the joint ventures, in addition to internal costs.

Revenue Recognition

        Base rental revenue is reported on a straight-line basis over the terms of our respective leases. Accrued rental income represents rental income earned in excess of rent payments received pursuant to the terms of the individual lease agreements. We maintain an allowance against accrued rental income for future potential tenant credit losses. The credit assessment is based on the estimated accrued rental income that is recoverable over the term of the lease. We also maintain an allowance for doubtful accounts for estimated losses resulting from the inability of tenants to make required rent payments. The computation of this allowance is based on the tenants' payment history and current credit status, as well as certain industry or geographic specific credit considerations. If our estimates of collectibility differ from the cash received, the timing and amount of our reported revenue could be impacted. The average remaining term of our in-place tenant leases was approximately 7.2 years as of December 31, 2002. The credit risk is mitigated by the high quality of our tenant base, review of the tenant's risk profile prior to lease execution and continual monitoring of our portfolio to identify potential problem tenants.

        Property operating cost reimbursements due from tenants for common area maintenance, real estate taxes and other recoverable costs are recognized in the period that expenses are incurred.

        Development fees are recognized ratably over the period of development, as earned. Management fees are recognized as revenue as they are earned.

        Gains on sales of real estate are recognized pursuant to the provisions of SFAS No. 66 "Accounting for Sales of Real Estate." The specific timing of the sale is measured against various criteria in SFAS No. 66 related to the terms of the transactions and any continuing involvement in the form of management or financial assistance associated with the properties. If the sales criteria are not met, we defer gain recognition and account for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate until the sales criteria are met.

Depreciation

        We compute depreciation on our properties using the straight line method based on an estimated useful life of 40 years. The portion of the acquisition cost allocated between land and building each property may vary based on estimated land value and other factors. The allocation of the acquisition cost to building and the determination of the useful life are based on management's estimates of the composite life of the building.

Fair Value of Financial Instruments

        On a quarterly basis, we calculated the fair value of our mortgage debt and unsecured notes. We discount the spread between the future contractual interest payments and future interest payments on our mortgage debt and unsecured notes based on a current market rate. In determining the current market rate, we add a market spread to the quoted yields on federal government treasury securities with similar maturity dates to our own debt. In addition, we are also required to adjust the carrying values of our derivative contracts on a quarterly basis to its fair value. Because our valuations of our financial instruments are based on these types of estimates, the fair value of our financial instruments may change if our estimates do not turn out to be accurate.

Overview

        Notwithstanding a decrease in tenant demand and higher reported vacancy rates, which have been impacted by stagnant job growth and the substantial supply of sub-lease space brought back to market due to overzealous expectations of economic growth which did not materialize, we produced a solid operating performance in 2002, increasing diluted earnings per share, excluding gains on sales of properties, by 13.8% on a year-to year basis. Our increase in revenues in 2002 as compared to 2001 was almost entirely attributable to properties acquired or placed in service during 2002. Highlights of the 2002 operating performance include:

  •
  completion of major new development projects at 5 Times Square Tower and 111 Huntington Avenue;

  •
  acquisition of 399 Park Avenue in midtown Manhattan;

  •
  opportunistic sale of premier assets in Washington, D.C.; and

  •
  enhancement of capital structure thorough the placement of $750 million investment grade ten year 6.25% notes due 2013.

        During 2002, we added 4.5 million net rentable square feet to our portfolio by completing an acquisition totaling approximately $1.06 billion and completing developments totaling approximately $924.0 million. In addition, as of December 31, 2002, we had construction in progress representing a total anticipated investment of approximately $924.0 million and a total of approximately 2.8 million net rentable square feet.

        Also in 2002, we sold seven properties and other real estate totaling 1.5 million net rentable square feet. We received gross proceeds from the sale of this real estate of approximately $428.0 million. On the 2.7 million net rentable square feet of second generation space renewed or re-leased during the year, new net rents were on average approximately 6.8% higher than the expiring net rents. At December 31, 2002, our in-service portfolio was 93.9% occupied.

        The difficulties and uncertainties characterizing the economy since 2001 still prevail and there is no sign yet of the job growth necessary for increasing office space demand. It is worth noting that, in this real estate cycle, previous over-commitments to space by tenants, particularly among technology companies, had an unprecedented role in subsequently rising vacancy rates while excessive speculative construction played a much lesser role, and that the market responded quickly to declining demand with a halt in almost all new construction. While this bodes well for the future, we do not foresee a significant improvement in the market in 2003. Decreased tenant activity makes it unlikely that occupancy rates will increase this year, and since there will be no shortage of opportunities for tenants, increases in market rents are unlikely, with further declines possible. As a consequence we expect little or no growth in 2003 in the income generated within our portfolio.

        One of our focuses for 2003 is completing the leasing of three development projects recently put into service or still under construction. Two suburban projects with 555,000 net rentable square feet in total and base building construction completed, Waltham Weston Corporate Center in Waltham, Massachusetts, and 611 Gateway Center in south San Francisco, California, are impacted by low market demand and will not achieve stabilization for several years. The third project is Times Square Tower, a 47 story, 1.2 million net rentable square foot building currently under construction in New York City at the heart of Times Square. Arthur Andersen LLP had originally been secured as lead tenant for this property, which is now being actively re-marketed after the termination of the Arthur Andersen lease in the wake of that firm's demise last year. A 207,000 square foot lease with a major law firm was signed in January 2003, and we are very encouraged by the considerable additional active tenant interest in this property, but with initial occupancy not scheduled until 2004, Times Square Tower will of course not contribute to 2003 earnings.

        Our successful issuance of unsecured long- term debt, while beneficial overall in obtaining long-term fixed-rate investment grade debt, will negatively affect earnings for 2003 compared to last year. This fixed rate debt replaced floating rate construction financing in place during 2002 to fund development projects and part of the floating rate bridge financing that initially funded the acquisition of 399 Park Avenue. Thus our debt in 2003, by the nature of the yield curve, will be at measurably higher interest rates. This matching of long-term fixed rate financing to the long-term duration of our leases represents an appropriately prudent financial structure, but the impact will be some reduction in comparable net income.

Results of Operations

        The following discussion is based on our consolidated financial statements for the years ended December 31, 2002, 2001 and 2000.

        As of July 1, 2002, we reported the gross operating revenues and expenses associated with our ownership of the hotels by our TRS on a consolidated basis, whereas in the past, we only reported net lease payments and real estate taxes. The reporting of the hotel operations for the year ended December 31, 2002 is not directly comparable to the same period in 2001 and therefore the hotel operating expenses have been netted against hotel revenues for the year ended December 31, 2002 (otherwise entitled "Hotel Net Operating Income") to provide a basis of comparison to prior periods.

        As of December 31, 2002 and 2001, we owned 142 properties and 147 properties, respectively (we refer to all of the properties that we own as our "Total Portfolio"). Our property operations, including property management, development and leasing are regionally aligned with the objective of becoming the dominant landlord in our core markets. Management reviews operating and financial data for each property separately and independently from all other properties. Major decisions regarding the allocation of financing, investing, information technology and capital allocation are made in conjunction with the input of senior management located in our corporate headquarters.

        As a result of changes in 2002 within our Total Portfolio, the financial data presented below shows significant changes in revenues and expenses from period to period. We do not believe our period to period financial data are comparable. Therefore, the comparison of operating results for the years ended December 31, 2002, 2001 and 2000 show changes resulting from properties that we owned for each period compared (we refer to this comparison as our "Same Property Portfolio" for the applicable period) and the changes attributable to our Total Portfolio.

Comparison of the year ended December 31, 2002 to the year ended December 31, 2001

        The table below shows selected operating information for the Same Property Portfolio and the Total Portfolio. The Same Property Portfolio consists of 119 properties, including three hotels and five properties in which we have a joint venture interest, acquired or placed in service on or prior to January 1, 2001 and owned by us through December 31, 2002. The Total Property Portfolio includes the effect of the other properties either placed in service or acquired after January 1, 2001 or disposed of on or prior to December 31, 2002. Our net property operating margins, which are defined as rental revenues less operating expenses exclusive of the three hotel properties for the year ended December 31, 2002, have ranged between 67% and 70%.

	Same Property Portfolio				Total Portfolio
(dollars in thousands)	2002	2001	Increase/ (Decrease)	% Change	2002	2001	Increase/ (Decrease)	% Change
Revenue:
Rental	$868,371	$855,155	$13,216	1.55%	$1,166,465	$1,000,530	$165,935	16.58%
Termination income	7,297	20,215	(12,918)	(63.90)%	7,320	21,640	(14,320)	(66.17)%
Development and management services	—	—	—	—	10,748	12,167	(1,419)	(11.66)%
Interest and other	—	—	—	—	5,504	12,183	(6,679)	(54.82)%

Total revenue	875,668	875,370	298	0.03%	1,190,037	1,046,520	143,517	13.71%

Operating expenses	300,527	290,624	9,903	3.41%	395,075	357,069	38,006	10.64%

Net Operating Income	575,141	584,746	(9,605)	(1.64)%	794,962	689,451	105,511	15.30%

Hotel Net Operating Income	23,284	26,768	(3,484)	(13.02)%	23,284	26,768	(3,484)	(13.01)%
Expenses:
General and administrative	—	—	—	—	47,292	38,312	8,980	23.44%
Interest	—	—	—	—	271,685	223,389	48,296	21.62%
Depreciation and amortization	135,445	131,476	3,969	3.02%	185,377	149,181	36,196	24.26%
Net derivative losses	—	—	—	—	11,874	26,488	(14,614)	(55.17)%
Loss on investments in securities	—	—	—	—	4,297	6,500	(2,203)	(33.89)%

Total expenses	135,445	131,476	3,969	3.02%	520,525	443,870	76,655	17.27%

Income before minority interests	$462,980	$480,038	$(17,058)	(3.55)%	$297,721	$272,349	$25,372	9.32%

Income from unconsolidated joint ventures	$5,225	$4,014	$1,211	30.17%	$7,954	$4,186	$3,768	90.01%

Gains on sales of real estate	$—	$—	$—	—	$233,304	$11,238	$222,066	1976.03%

Income from discontinued operations	$—	$—	$—	—	$1,384	$3,483	$(2,099)	(60.26)%

Gains on sales of real estate from discontinued operations	$—	$—	$—	—	$30,916	$—	$30,916	—

Extraordinary items	$—	$—	$—	—	$(2,386)	$—	$2,386	—

Preferred Distributions	$—	$—	$—	—	$(31,258)	$(36,026)	$4,768	13.23%

Rental Revenue

        The increase in rental revenue of $165.9 million in the Total Portfolio, which includes an increase in straight line rent of approximately $23.0 million, primarily relates to new leases signed and in place at December 31, 2002 in connection with the acquisition of Citigroup Center in the second quarter of 2001 and the acquisition of 399 Park Avenue in the third quarter of 2002, the commencement of occupancy at 111 Huntington Avenue in the fourth quarter of 2001 and the placing into service of Five Times Square in the first quarter of 2002. These events increased revenue by $194.5 million. This increase was offset by dispositions of properties throughout 2002 and a decrease in occupancy rates from 95.3% at December 31, 2001 to 93.9% at December 31, 2002. Properties sold during 2002 included One and Two Independence Square, 2391 West Winton Avenue, Fullerton Square, and 7600, 7700 and 7702 Boston Boulevard.

Termination Income

        The termination income for the year ended December 31, 2002 was primarily related to three tenants in San Francisco who terminated their leases and made termination payments totaling approximately $4.0 million. This compared to termination income received in the prior year related to the early surrender of space of one tenant in New York representing $12.4 million.

Development and Management Services

        The decrease in development and management income of $1.4 million primarily resulted from the completion of projects during 2001, including certain third party contracts as well as certain of our joint venture projects. This decrease was offset by development fees earned on a new joint venture project which was started in 2002 as well as an increase in management fees relating to certain of our joint ventures which were placed into service in 2002.

Interest and Other

        The decrease in interest and other expenses related to the Total Portfolio is a result of less interest earned due to lower average cash balances maintained and lower interest rates on cash balances during the year ended December 31, 2002 as compared to the year ended December 31, 2001. During the year ended December 31, 2001, the higher average cash balance was attributable to unused proceeds from an equity public offering by Boston Properties, Inc. of its common stock in October 2000 which proceeds were contributed to us.

Operating Expenses

        Property operating expenses (real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses) in the Same Property Portfolio increased during the year ended December 31, 2002 primarily due to increases in real estate taxes of $5.2 million, or 5.0%, and increases in insurance of $4.1 million, or 70.6%. The increase in real estate taxes was primarily due to higher property tax assessments. Small increases in the other property operating expenses account for the remaining difference. Additional increases in property operating expenses in the Total Property Portfolio were primarily due to the additions of the Citigroup Center, Five Times Square, 399 Park Avenue and 111 Huntington Avenue properties and other properties that we acquired or placed in service after January 1, 2001. Increases in insurance in the Same Property Portfolio and Total Portfolio are related to increases in rates on existing coverage and the purchase of a separate stand-alone terrorism policy. The office leases include reimbursements from tenants for a portion of these operating expenses. The increases were offset by decreases related to properties that were sold during 2002.

Hotel Net Operating Income

        Net operating income for the hotel properties decreased by $3.5 million or approximately 13.0% for the year ended December 31, 2002 compared to the year ended December 31, 2001. Average occupancy and Revenue per Available Room ("REVPAR") for the hotel properties were 80.7% and $146.25, respectively, for the year ended December 31, 2002 compared to 80.5% and $158.50, respectively, for the prior year. This is related to the general downturn in the economy as well as lasting effects of the terrorist attack on September 11, 2001.

Other Expenses

        General and administrative expenses in the Total Portfolio increased during the year ended December 31, 2002 by $9.0 million, of which $2.8 million related to the write-off in the second quarter of non-recoverable commissions related to the termination of the lease with Arthur Andersen LLP for

620,947 square feet at the Times Square Tower development project. The remaining increase related primarily to increases in compensation and related expenses, specifically an increase of $3.3 million to bonuses awarded to senior management for the year ended December 31, 2002 as compared to the year ended December 31, 2001, a $1.4 million increase related to a decrease in capitalized wages resulting from decreased development activity in 2002 compared to the year ended December 31, 2001, and a $0.5 million increase in costs incurred related to implementing the requirements of the Sarbanes-Oxley Act of 2002.

        In 2003, Boston Properties, Inc. transitioned to using solely restricted stock units, as opposed to stock options and restricted stock, awarded under the 1997 Stock Incentive Plan, as its primary vehicle for employee equity compensation. Employees vest in restricted stock unit awards over a five year term. Restricted stock and restricted stock units are measured at fair value on the date of grant based on the number of shares granted and the price of Boston Properties, Inc.'s common stock on the date of grant as quoted on the New York Stock Exchange. We recognize such value as an expense ratably over the corresponding employee service period. To the extent restricted stock or restricted stock units are forfeited prior to vesting, the corresponding previously recognized expense is reversed as an offset to "Stock-based compensation." Stock-based compensation associated with restricted stock units was $1.2 million during the year ended December 31, 2002. Stock-based compensation associated with approximately $6.1 million of restricted stock units which were granted in January 2003 will be incurred as such restricted stock units vest in years 2006 through 2008.

        Interest expense for the Total Portfolio increased as a result of having a higher average outstanding debt balance as compared to the prior period as well as decreased interest capitalization. This was primarily due to placing into service and cessation of interest capitalization on Five Times Square, 111 Huntington Avenue, and 611 Gateway and new debt incurred related to the acquisition of Citigroup Center and 399 Park Avenue. Our total debt outstanding at December 31, 2002 was approximately $5.1 billion, compared to $4.3 billion at December 31, 2001. This was partially offset by a decrease in our weighted average interest rates over the year from 6.57% at December 31, 2001 to 6.03% at December 31, 2002.

        Costs directly related to the development of rental properties are capitalized. Capitalized development costs include interest, wages, property taxes, insurance and other project costs incurred during the period of development. Capitalized wages for the year ended December 31, 2002 and 2001 were $5.1 million and $6.6 million, respectively. These costs are not included in the general and administrative expenses discussed above. Interest capitalized for the year ended December 31, 2002 and 2001 was $22.5 million and $59.3 million, respectively. These costs are not included in the interest expense referenced above.

        Depreciation and amortization expense for the Total Portfolio increased as a result of the additions of the Citigroup Center, Five Times Square, 111 Huntington Avenue and 399 Park Avenue properties and other properties that we acquired or placed in service after January 1, 2001. The increases were offset by decreases related to properties that were sold during 2002.

        Net derivative losses for the Total Portfolio represent the mark to market of our derivative contracts and payments that were not effective for accounting purposes. During the year ended December 31, 2002, we recognized a reduction in the fair value of our contracts as a result of generally low interest rates. The fair value of our derivative contracts is included on our balance sheet at December 31, 2002.

        During the year ended December 31, 2002, we recognized losses on our investments in securities of approximately $4.3 million. This loss was related to the write off of our investment in the securities of a technology company due to our determination that the decline in the fair value of these securities was an other than temporary decline. The loss on investment of $6.5 million for the year ended

December 31, 2001 was related to the write off of investments in securities of two technology companies.

Joint Ventures

        Income from unconsolidated joint ventures for the Same Property Portfolio increased by $1.2 million for the year ended December 31, 2002. The primary result of the increase is related to the completion of the repositioning of 265 Franklin Street during 2001 as well as receiving preferential returns on certain other joint ventures resulting from the achievement of specified investment return thresholds. The additional increase in the total portfolio is related to the placing in service of One and Two Discovery Square.

Other

        Gains on sales of real estate for the year ended December 31, 2002 related to the sale of One and Two Independence Square were not included in discontinued operations, as we have continuing involvement through a third party management agreement.

        The decrease in income from discontinued operations for the year ended December 31, 2002 was a result of the properties classified as discontinued operations in accordance with SFAS 144 being sold prior to December 31, 2002, and therefore, we did not recognize a full year of revenues and expenses as we did in the prior year.

        Gains on sales of real estate from discontinued operations for the year ended December 31, 2002 related to the gain recognized on the properties that were sold. These properties included Fullerton Square, 2391 West Winton and 7600, 7700 and 7702 Boston Boulevard.

        The extraordinary item for the year ended December 31, 2002 related to a debt extinguishment charge we incurred in connection with the prepayment of debt in order in connection with the sale of our properties.

        The decrease in our preferred distributions from $36.0 million for the year ended December 31, 2001 to $31.3 million for the year ended December 31, 2002 was a result of the conversion of 3,567,518 shares of our preferred units into common units of BPLP, which common units, Boston Properties, Inc., as our general partner, elected to acquire in exchange for the same number of shares of its common stock.

Comparison of the year ended December 31, 2001 to the year ended December 31, 2000

        The table below shows selected operating information for the Same Property Portfolio and the Total Portfolio. The Same Property Portfolio consists of 115 properties, including three hotels and one property which we own a joint venture interest, acquired or placed in service on or prior to January 1, 2001 and owned by us through December 31, 2002. The Total Property Portfolio includes the effect of the other properties either placed in service or acquired after January 1, 2001 or disposed of on or prior to December 31, 2002. Our net property operating margins, which are defined as rental revenues less operating expenses exclusive of the three hotel properties for the year ended December 31, 2002, have ranged between 67% and 70%.

	Same Property Portfolio				Total Portfolio
(dollars in thousands)	2001	2000	Increase/ (Decrease)	% Change	2001	2000	Increase/ (Decrease)	% Change
Revenue:
Rental	$872,746	$833,968	$38,778	4.65%	$1,000,530	$865,584	$134,946	15.59%
Termination income	19,720	3,652	16,068	439.98%	21,640	3,652	17,988	492.55%
Development and management services	—	—	—	—	12,167	11,837	330	2.79%
Interest and other	—	—	—	—	12,183	8,558	3,625	42.36%

Total revenue	892,466	837,620	54,846	6.55%	1,046,520	889,631	156,889	17.64%

Operating expenses	299,272	271,423	27,849	10.26%	357,069	308,886	48,183	15.60%

Net Operating Income	593,194	566,197	26,997	4.77%	689,451	580,745	108,706	18.72%

Hotel Net Operating Income	26,768	29,215	(2,447)	(8.38)%	26,768	29,215	(2,447)	(8.38)%
Expenses:
General and administrative	—	—	—	—	38,312	35,659	2,653	7.44%
Interest	—	—	—	—	223,389	217,064	6,325	2.91%
Depreciation and amortization	130,998	127,679	3,319	2.60%	149,181	132,223	16,958	12.83%
Net derivative losses	—	—	—	—	26,488	—	26,488	—
Loss on investments in securities	—	—	—	—	6,500	—	6,500	—

Total expenses	130,998	127,679	3,319	2.60%	443,870	384,946	58,924	15.31%

Income before minority interests	$488,964	$467,733	$21,231	4.54%	$272,349	$225,014	$47,335	21.04%

Income from unconsolidated joint ventures	$441	$573	$(132)	(23.04)%	$4,186	$1,758	$2,428	138.11%

Revenue

        The increase in rental revenue in our Same Property Portfolio is primarily a result of an overall increase in rental rates on new leases and rollovers, an increase in reimbursable operating expenses as well as an increase in termination fees and early surrender income offset by a decrease in occupancy from year to year. Rental revenue is comprised of base rent, including termination fees, recoveries from tenants and parking and other. As discussed under the heading "Critical Accounting Policies—Revenue Recognition," base rental revenue is recognized on a straight-line basis over the terms of the respective leases. Accrued rental revenue represents the amount by which straight-line rental revenue exceeds rents currently billed in accordance with the lease agreements. Straight line rent for the year ended December 31, 2001 was $28.0 million compared to $13.1 million for the year ended December 31, 2000. Termination fees and early surrender income increased from $3.7 million for the year ended December 31, 2000 to $21.6 million for the year ended December 31, 2001. Included in the $21.6 million is $12.4 million related to the early surrender of space of a tenant at 875 Third Avenue, of which approximately $9.2 million has been received to date. We received the remaining amount on a monthly basis through July 2002. The occupancy for our Same Property Portfolio decreased from 98.9% as of December 31, 2000 to 95.8% as of December 31, 2001. Additional increases in rental revenues in our total portfolio are primarily the result of rental revenues earned on properties we acquired or placed in service after January 1, 2000 offset by a decrease in overall occupancy from 98.9% to 95.3%.

        The increase in development and management services income in our total portfolio is mainly due to income earned on contracts starting in 2001 and 2000 and an increase of approximately $0.4 million of work order profits earned on the entire portfolio. This was offset by certain management and development contracts ending in 2000 and some reductions in charges for management fees.

        The increase in interest and other income in our total portfolio is primarily due to more interest earned as a result of higher average cash balances in 2001 resulting from the remaining proceeds from an equity public offering by Boston Properties, Inc. of its common stock in October 2000, which proceeds were contributed to us, offset by lower interest rates.

Operating Expenses

        Property operating expenses (real estate taxes, utilities, repairs and maintenance, cleaning and other property-related expenses) in our Same Property Portfolio increased mainly due to increases in real estate taxes of $6.0 million, or 2.3%, and increases in utilities of $7.4 million, or 2.9%. Most office leases include reimbursement for these operating expenses. The increase in real estate taxes was primarily due to higher property tax assessments. Small increases in the other property operating expenses account for the remaining difference. Additional increases in property operating expenses in our total portfolio were due to properties we acquired or placed in service after January 1, 2000.

Hotel Net Operating Income

        Net operating income for the hotel properties decreased $2.4 million, or approximately 8.4%, for the year ended December 31, 2001 as compared to December 31, 2000. Average occupancy and REVPAR for the hotel properties were 80.5% and $158.5, respectively, for the year ended December 31, 2001 compared to 88.4% and $195.59, respectively, for the prior year. This was a result of a general downturn in the market as well as the events of September 11, 2001.

Other Expenses

        General and administrative expenses in our Total Portfolio increased mainly due to an overall increase in payroll due to an increase in the overall size of our Total Portfolio and the number of employees since January 1, 2000 as well as salary increases to employees. We wrote off $1.4 million of abandoned projects in 2001 compared to a $0.7 million write-off in 2000. In addition, the 2001 expense does not include $3.0 million that was included in the prior year related to the departure of two senior employees.

        Interest expense for our Total Portfolio increased as a result of having a higher average outstanding debt balance as compared to the prior period. Our debt outstanding at December 31, 2001 was approximately $4.3 billion, compared to $3.4 billion at December 31, 2000. This was partially offset by a decrease in our weighted average interest rates over the year from 7.37% at December 31, 2000 to 6.57% at December 31, 2001.

        Costs directly related to the development of rental properties are capitalized. Capitalized development costs include interest, wages, property taxes, insurance and other project costs incurred during the period of development. Capitalized wages for the years ended December 31, 2001 and 2000 were $6.5 million and $5.1 million, respectively. These costs are not included in the general and administrative expenses discussed above. Interest capitalized for the years ended December 31, 2001 and 2000 was $59.3 million and $37.7 million, respectively. These costs are not included in the interest expense discussed above.

        Depreciation and amortization expense for our Same Property Portfolio increased as a result of capital and tenant improvements made during 2001. Additional increases in depreciation and amortization expense for our total portfolio were mainly due to the properties we acquired or placed in service after January 1, 2000 and related capital and tenant improvements.

        The net derivative losses incurred during 2001 result from the adoption of Financial Accounting Standard No. 133 ("FAS 133") "Accounting for Derivative Instruments and Hedging Activities" as well as the mark to market of the derivatives subsequent to adoption.

        The loss on investments in securities during 2001 resulted from the write down of investments in the securities of two publicly traded telecommunications companies. We determined that the decline in the fair value of these securities was other than temporary.

Joint Ventures

        Unconsolidated joint venture income increased as a result of income earned on joint venture properties being placed in service during 2001 and income earned on joint venture properties acquired after January 1, 2000.

Liquidity and Capital Resources

        The following summary discussion of our cash flows is based on the consolidated statements of cash flows in "Item 13. Financial Statements and Supplementary Data" and only includes a discussion of material aspects of our liquidity position and commitments for capital expenditures for the periods presented.

        Cash and cash equivalents were $55.3 million and $98.1 million at December 31, 2002 and December 31, 2001, respectively. The decrease was a result of the following increases and decreases in cash flows:

	Year Ended December 31,
	2002	2001	$ Change
	(in thousands)
Cash Provided by Operating Activities	$437,380	$419,403	$17,977
Cash Used for Investing Activities	$(1,017,283)	$(1,303,622)	$286,339
Cash Provided by Financing Activities	$537,111	$701,329	$(164,218)

        Our principal source of cash flow is the operation of our office properties and proceeds from secured and unsecured borrowings. The average term of a tenant lease is approximately 7.2 years with occupancy rates historically in the range of 94% to 98%. Our properties provide a relatively consistent stream of cash flow that provides us with resources to pay operating expenses, debt service and fund quarterly dividend and distribution payment requirements.

        Cash used in investing activities for year ended December 31, 2002 is primarily comprised of the following acquisitions and additions to real estate:

(in thousands)
Recurring capital expenditures	$16,674
Planned non-recurring capital expenditures associated with acquisition properties	31,908
Hotel improvements, equipment upgrades and replacements	3,218
Acquisition of 399 Park Avenue	1,063,000
Development in process and tenant improvements	317,502

Acquisitions/additions to real estate	$1,432,302

        In addition, we had the following properties under construction at December 31, 2002:

Development Properties	Location	# of Buildings	Square feet	Investment to Date(1)	Anticipated Total Investment		Percentage Leased
Shaws Supermarket	Boston, MA	1	57,235	21,723,021	24,034,000		100%
Waltham Weston Corporate Center	Waltham, MA	1	304,050	67,711,099	85,000,000		42%
New Dominion Tech, Building Two	Herndon, VA	1	257,400	9,434,333	67,589,000		100%
Two Freedom Square (50% ownership)	Reston, VA	1	422,930	39,181,217	49,336,000	(2)	65%
Times Square Tower	New York, NY	1	1,218,511	366,247,753	653,500,000		0%
901 New York Avenue (25% ownership)	Washington, D.C.	1	538,463	14,004,503	44,777,250	(2)	60%

Total Development Properties		6	2,798,589	$518,301,926	$924,236,250		37%

(1)
Includes net revenues during lease-up period and cash component of hedge contracts.

(2)
Represents our share of the total anticipated project-level investment and construction loan.

        In total, our existing construction loans on the above projects have $371.7 million remaining to be drawn out of a total of $702.5 million. Of our remaining commitment of $405.9 million to complete these developments, $368.7 million will be covered under our existing construction loans and $34.2 million from existing cash or draws from our unsecured line of credit.

        Cash is used in investing activities to fund acquisitions, development and recurring and nonrecurring capital expenditures. The office of the Executive Vice President for Operations for Boston Properties, Inc. establishes the annual budget for capital improvement projects in consultation with regional management. All new projects require the Executive Vice President for Operations for Boston Properties, Inc. or his designee to approve the capital budget before commencement of work. We selectively invest in new projects which enable us to take advantage of our development skills and invest in existing buildings which meet our stringent investment criteria, with the objective of becoming a dominant landlord in our markets. In September 2002, we purchased 399 Park Avenue which we believe is one of New York City's premier properties. The ability to acquire a property of this caliber is a testament to our competitive advantage of meeting a seller's tight schedule for performing due diligence, negotiating agreements, financing and closing within a month's timeframe. In connection with this acquisition of and as a source of permanent financing for 399 Park Avenue, we executed on a disciplined strategy of re-deploying capital through the sale of some of our premier properties to harvest embedded value.

        Cash provided by financing activities decreased $164.2 million for the year ended December 31, 2002. This was due to changes in our existing debt structure, including the paydown of certain construction loans and amounts outstanding on our unsecured revolving line of credit and our unsecured bridge loan. This was offset by our issuance of $750 million of unsecured senior notes. Future debt payments are discussed below under the heading "Debt Financing."

        We draw on multiple financing sources to fund our capital needs. Our line of credit is utilized primarily as a bridge facility to fund acquisition opportunities and meet short term development needs. We fund our new development with construction loans which may be partially guaranteed by BPLP until project completion or lease-up thresholds are achieved. In December 2002, we completed a highly successful initial offering of unsecured investment grade senior notes and have made a commitment to utilize the bond market as a cost-effective financing source, in addition to asset backed mortgage financing and common and preferred equity.

Capitalization

        At December 31, 2002, our total consolidated debt was approximately $5.1 billion. The weighted-average annual interest rate on our consolidated indebtedness was 6.03% and the weighted average maturity was approximately 5.4 years.

        Debt to total market capitalization ratio, defined as total consolidated debt as a percentage of the market value of our outstanding equity securities plus our total consolidated debt, is a measure of leverage commonly used by analysts in the REIT sector. Our total market capitalization was approximately $9.8 billion at December 31, 2002. Total market-capitalization is the sum of our total indebtedness outstanding on a consolidated basis (excluding unconsolidated joint venture debt) and the market value of our outstanding equity securities. Our market value was calculated using the December 31, 2002 Boston Properties, Inc. closing stock price of $36.86 per share multiplied by the sum of (i) the actual aggregate number of outstanding common units of BPLP (including common units held by Boston Properties, Inc.) and (ii) the number of common units issuable upon conversion of the Series One and Series Two preferred units of BPLP. Our total outstanding indebtedness, on a consolidated basis, at December 31, 2002 represented approximately 52.8% of our total market capitalization. This percentage will fluctuate with changes in the market price of the common stock of Boston Properties, Inc. and does not necessarily reflect our capacity to incur additional debt to finance our activities or our ability to manage our existing debt obligations. However, for a company like ours, whose assets are primarily income-producing real estate, the debt to total market capitalization ratio may provide investors with an alternate indication of leverage, so long as it is evaluated along with other financial ratios and the various components of our outstanding indebtedness.

        On July 9, 2002, we converted certain of our Series Two and all of our Series Three preferred units of limited partnership interest, as well as all of the Series A Parallel preferred units of limited partnership interest underlying the shares of Boston Properties, Inc.'s Series A Convertible preferred stock, into common units of limited partnership interests. The preferred securities so converted had an aggregate liquidation preference of approximately $140.6 million.

Debt Financing

        The table below summarizes our mortgage notes payable, our senior unsecured notes, our unsecured bridge loan and our revolving line of credit with Fleet National Bank, as agent, at December 31, 2002 and 2001:

	December 31,
	2002	2001
	(dollars in thousands)
DEBT SUMMARY:
Balance
Fixed rate	$3,890,196	$3,448,903
Variable rate	1,257,024	866,039

Total	$5,147,220	$4,314,942

Percent of total debt:
Fixed rate	75.58%	79.93%
Variable rate	24.42%	20.07%

Total	100.00%	100.00%

Weighted average interest rate at end of period:
Fixed rate	6.99%	7.27%
Variable rate	3.04%	3.77%

Total	6.03%	6.57%

        The variable rate debt shown above bears interest based on various spreads over the London Interbank Offered Rate or Eurodollar rates.

  Line of Credit

        We utilize our $605.0 million unsecured revolving line of credit principally to fund development of properties, land and property acquisitions, and for working capital purposes. Our unsecured revolving line of credit is a recourse obligation. Based on terms of the extension discussed below, outstanding balances under the unsecured revolving line of credit bear interest at a floating rate based on an increase over the Eurodollar rate of 70 basis points (145 basis points at December 31, 2002) or the lender's prime rate, at our option. The interest rate is subject to adjustment in the event of a change in our unsecured debt ratings.

        Our ability to borrow under our unsecured revolving line of credit is subject to our compliance with a number of customary financial and other covenants on an ongoing basis, including: (1) an unsecured loan-to-value ratio against our total borrowing base not to exceed 60%, unless our leverage ratio exceeds 60%, in which case it is not to exceed 55%, (2) a secured debt leverage ratio not to exceed 55%, (3) a debt service coverage ratio of 1.40 for our borrowing base, (4) a fixed charge ratio of 1.30 and a debt service coverage ratio of 1.50, (5) a leverage ratio not to exceed 60%, however for five consecutive quarters (not including the two quarters prior to expiration) the leverage ratio can go to 65% (6) limitations on additional indebtedness and stockholder distributions, and (7) a minimum net worth requirement. If we fail to comply with our financial and other covenants in our revolving line of credit, our lender could place us in default and accelerate the payment of any amounts then outstanding. As of December 31, 2002, we were in compliance with financial restrictions and requirements then applicable.

        At December 31, 2002, we had letters of credit totaling $1.9 million outstanding under our unsecured line of credit and an outstanding draw of $146.9 million secured by our property at 875

Third Avenue, and had the ability to borrow an additional $429.2 million under our unsecured revolving line of credit which had a maturity date of March 31, 2003. In January 2003, we extended the maturity date to January 17, 2006 with an additional one-year extension option. The covenants discussed above are those required under our extension agreement. As of February 19, 2003, we had $572.1 million available under our unsecured revolving line of credit.

  Unsecured Senior Notes

        During the year ended December 31, 2002, we completed an unregistered offering of $750 million in aggregate principal amount of our 6.25% senior unsecured notes due January 15, 2013. The notes were offered to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act and to certain institutional investors outside of the United States in reliance on Regulation S under the Securities Act. The notes were priced at 99.65% of their principal amount to yield 6.296%. At December 31, 2002, there was $747.4 million aggregated principal amount of the notes outstanding (net of unamortized discount of $2.6 million).

        On January 17, 2003, we completed an unregistered offering to qualified institutional investors in reliance on Rule 144A under the Securities Act of an additional $175 million aggregate principal amount of our 6.25% senior unsecured notes due January 15, 2013. The notes were priced at 99.763% of their principal amount to yield 6.28%. The additional notes are fungible, and form a single series, with the senior notes issued in December 2002.

        On March 18, 2003, we completed an unregistered offering of $300 million in aggregate principal amount of our 5.625% senior unsecured notes due 2015. The notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and to certain investors outside of the United States in reliance on Regulation S under the Securities Act. The notes were priced at 99.898% of their face amount to yield 5.636%.

        Our unsecured senior notes are redeemable at our option, in whole or in part, at a redemption price equal to the greater of (i) 100% of their principal amount or (ii) the sum of the present value of the remaining scheduled payments of principal and interest discounted at a rate equal to the yield on U.S. Treasury securities with a comparable maturity plus 35 basis points, in each case plus accrued and unpaid interest to the redemption date. The indenture under which our senior unsecured notes were issued contains restrictions on incurring debt and using our assets as security in other financing transactions and other customary financial and other covenants, including (1) a leverage ratio not to exceed 60%, (2) a secured debt leverage ratio not to exceed 50%, (3) an interest coverage ratio of 1.5, and (4) unencumbered asset value to be no less than 150% of our unsecured debt. As of December 31, 2002, we were in compliance with each of these financial restrictions and requirements.

        Under a registration rights agreement with the initial purchasers of our senior unsecured notes, we agreed to use our reasonable best efforts to register with the SEC an offer to exchange new notes issued by us, which we refer to as "exchange notes," for the original notes. The exchange notes will be in the same aggregate principal amount as, and have terms substantially identical to the original notes, but will be freely tradable by the holders, while the original notes are subject to resale restrictions. The exchange offer will not generate any cash proceeds for us. If we are unable to file the exchange offer registration statement by March 10, 2003 or to complete the registered exchange offer by July 7, 2003, we will be obligated to pay additional interest on the notes until the exchange offer is completed or a so-called "shelf" registration statement covering the resale of the original notes by their holders is declared effective. We currently expect to meet these deadlines.

  Unsecured Bridge Loan

        On September 25, 2002, we obtained unsecured bridge financing totaling $1.0 billion in connection with the acquisition of 399 Park Avenue. During 2002, we repaid approximately $894.3 million with proceeds from the offering of unsecured senior notes and proceeds from the sales of certain real estate properties. At December 31, 2002, the unsecured bridge loan had an outstanding balance of approximately $105.7 million. During January 2003, we repaid all amounts outstanding under our unsecured bridge loan with proceeds from the January 2003 offering of senior unsecured notes.

  Mortgage Debt

        As of December 31, 2002, our total mortgage notes (excluding our share of unconsolidated joint venture debt described below) consisted of approximately $3.1 billion of fixed rate debt and $1.1 billion of variable rate debt with weighted average interest rates of 6.99% and 3.07% respectively.

        The following table sets forth certain information regarding our mortgage notes and bonds payable at December 31, 2002:

Properties	Interest Rate	Principal Amount	Maturity Date
	(in thousands)
Citigroup Center	7.19%	$516,679	May 11, 2011
Embarcadero Center One, Two and Federal Reserve	6.70%	304,734	December 10, 2008
5 Times Square (1)	2.92%	372,905	January 26, 2003
Prudential Center	6.72%	284,389	July 1, 2008
280 Park Avenue	7.64%	265,194	February 1, 2011
599 Lexington Avenue (2)	7.00%	225,000	July 19, 2005
Times Square Tower (3)	3.37%	222,196	November 29, 2004
111 Huntington Avenue (4)	3.19%	203,000	September 27, 2003
Embarcadero Center Four	6.79%	148,774	February 1, 2008
875 Third Avenue (5)	2.89%	146,902	March 31, 2003
Embarcadero Center Three	6.40%	142,460	January 1, 2007
Riverfront Plaza	6.61%	110,910	February 1, 2008
Democracy Center	7.05%	104,298	April 1, 2009
Embarcadero Center West Tower	6.50%	95,059	January 1, 2006
100 East Pratt Street	6.73%	88,652	November 1, 2008
601 and 651 Gateway Boulevard	8.40%	88,485	October 1, 2010
Reservoir Place (6)	6.88%	69,265	November 1, 2006
One & Two Reston Overlook	7.45%	66,726	August 31, 2004
2300 N Street	6.88%	66,000	August 3, 2003
202, 206, 214 Carnegie Center	8.13%	61,833	October 1, 2010
New Dominion Technology Park, Building 1	7.70%	57,549	January 15, 2021
Capital Gallery	8.24%	54,872	August 16, 2006
504,506,508 Carnegie Center	7.39%	46,617	January 1, 2008
Waltham Weston Corporate Center (7)	3.14%	44,840	February 13, 2004
10 and 20 Burlington Mall Road (8)	7.25%	39,257	October 1, 2011
10 Cambridge Center	8.27%	34,708	May 1, 2010
1301 New York Avenue (9)	7.15%	30,540	August 15, 2009
2600 Tower Oaks Boulevard (10)	3.09%	30,218	October 10, 2003
Sumner Square	7.35%	29,736	September 1, 2013
Quorum Office Park (11)	3.07%	28,818	August 25, 2003
Eight Cambridge Center	7.73%	27,490	July 15, 2010
510 Carnegie Center	7.39%	26,707	January 1, 2008
Lockheed Martin Building	6.61%	25,240	June 1, 2008
University Place	6.94%	24,117	August 1, 2021
Reston Corporate Center	6.56%	23,806	May 1, 2008

Orbital Sciences — Building Two (12)	3.03%	23,611	June 13, 2003
181, 191 and 201 Spring Street	8.50%	22,074	September 1, 2006
Shaws Supermarket (13)	2.67%	20,717	September 8, 2003
NIMA Building	6.51%	20,626	June 1, 2008
Bedford Business Park	8.50%	20,591	December 10, 2008
40 Shattuck Road (14)	3.17%	15,939	October 21, 2003
101 Carnegie Center	7.66%	7,751	April 1, 2006
302 Carnegie Center (15)	3.19%	7,594	April 1, 2003
New Dominion Tech 2 (16)	2.82%	7,558	December 19, 2005
Montvale Center	8.59%	7,284	December 1, 2006
Hilltop Business Center	6.81%	5,398	March 1, 2019

Total		$4,267,119

(1)
Total construction loan in the amount of $420.0 million at a variable rate of Eurodollar + 1.50%. The maturity date can be extended for two one-year periods based on meeting certain conditions. Subsequent to December 31, 2002, we extended the maturity date until January 27, 2004.

(2)
At maturity the lender has the option to purchase a 33.33% interest in this property in exchange for the cancellation of the principal balance of $225.0 million.

(3)
Total construction loan in the amount of $493.5 million at a variable rate of Eurodollar + 1.95%. The maturity date can be extended for one six month period and two one-year periods based on meeting certain conditions.

(4)
Total construction loan in the amount of $203.0 million at a variable rate of LIBOR + 1.75%. The maturity date can be extended for a one-year period based on meeting certain conditions. During February 2003, we repaid all amounts outstanding on this construction loan.

(5)
During February 2003, we repaid all amounts outstanding on this loan.

(6)
The principal amount and interest rate shown has been adjusted to reflect the fair value of the note. The stated principal balance at December 31, 2002 was $63.5 million and the interest rate was 9.65%.

(7)
Total construction loan in the amount of $45.0 million at a variable rate of LIBOR + 1.70%. The maturity date can be extended for two one-year periods based on meeting certain conditions. During January 2003, we repaid all amounts outstanding on this construction loan.

(8)
Includes outstanding indebtedness secured by 91 Hartwell Avenue.

(9)
Includes outstanding principal in the amounts of $19.5 million, $7.3 million and $3.7 million which bear interest at fixed rates of 6.70%, 8.54% and 6.75%, respectively.

(10)
Total construction loan in the amount of $32.0 million at a variable rate of LIBOR + 1.65%. The maturity date can be extended for one one-year periods based on meeting certain conditions.

(11)
Total construction loan in the amount of $32.3 million at a variable rate of LIBOR + 1.65%. The maturity date can be extended for two one-year periods based on meeting certain conditions. During January 2003, we repaid all amounts outstanding on this construction loan.

(12)
Total construction loan in the amount of $25.1 million at a variable rate of Eurodollar + 1.65%. The maturity date can be extended for a one-year period based on meeting certain conditions. During January 2003, we repaid all amounts outstanding on this construction loan.

(13)
The maturity date can be extended for a one-year period and a six-month period based on meeting certain conditions.

(14)
Total construction loan in the amount of $16.0 million at a variable rate of Eurodollar + 1.75%. The maturity date can be extended for two one-year periods based on meeting certain conditions. During January 2003, we repaid all amounts outstanding on this construction loan.

(15)
At maturity the lender has the total construction loan in the amount of $10.0 million at a variable rate of LIBOR + 1.85%. The maturity date can be extended for two one-year periods based on meeting certain conditions. During January 2003, we repaid all amounts outstanding on this construction loan.

(16)
The maturity date can be extended for a one-year period based on meeting certain conditions.

        LIBOR and Eurodollar rate contracts in effect on December 31, 2002 ranged from LIBOR/Eurodollar + 1.25% to LIBOR/Eurodollar + 1.95%.

        Our mortgage notes payable at December 31, 2002 will mature as follows:

Year	(in thousands)
2003	$931,496
2004	411,855
2005	285,387
2006	284,458
2007	182,632
Thereafter	2,171,291

        Of the $931.5 million payable during 2003, we have repaid $425.8 during January and February of 2003 with proceeds from our offerings of unregistered senior notes as well as proceeds from sales of properties. In addition, we have extended the maturity date on the 5 Times Square construction loan which had $372.9 million outstanding at December 31, 2002 to December 31, 2004. Of the remaining $132.8 million due in 2003, we expect to fund the payments through cash flows from operations, proceeds from unsecured debt transactions and drawdowns from our revolving unsecured line of credit.

General

        We have determined that our estimated cash flows and available sources of liquidity are adequate to meet liquidity needs for the next twelve months. We believe that our principal liquidity needs for the next twelve months are to fund normal recurring expenses, debt service requirements, current development costs not covered under construction loans and the minimum distribution required to maintain the REIT qualification of Boston Properties, Inc. under the Internal Revenue Code of 1986, as amended. We believe that these needs will be fully funded from cash flows provided by operating and financing activities.

        We expect to meet liquidity requirements for periods beyond twelve months for the costs of development, property acquisitions, scheduled debt maturities, major renovations, ground lease payments, expansions and other non-recurring capital improvements through construction loans, the incurrence of long-term secured and unsecured indebtedness, income from operations and sales of real estate and possibly the issuance of additional common and preferred units and our unsecured senior notes and equity securities of Boston Properties, Inc., the proceeds of which will then be contributed to us. In addition, we may finance the development, redevelopment or acquisition of additional properties by using our unsecured revolving line of credit.

        Rental revenues, operating expense reimbursement income from tenants, and other income from operations are our principal sources of capital used to pay operating expenses, debt service and recurring capital expenditures. We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and permit increases in rental rates while reducing tenant turnover and controlling operating expenses. Our sources of revenue also include third party fees generated by our office and industrial real estate management, leasing, development and construction businesses. Consequently, we believe our revenue, together with proceeds from financing activities, will continue to provide the necessary funds for operating expenses, debt service and recurring capital expenditures. However, material changes in these factors may adversely affect our net cash flows. Such changes, in turn, would adversely affect our ability to fund distributions, debt service, capital improvements and non-revenue enhancing tenant improvements. In addition, a material adverse change in our cash provided by operations may affect the financial performance covenants under our unsecured line of credit and unsecured senior notes.

        Based on leases in place at December 31, 2002, leases with respect to 4.4% of our Class A office buildings will expire in calendar year 2003. Although we are unable to estimate the actual rate of future leases, we believe that the short term expiring leases may be renewed, or space re-let, at lower or the same rents than previously in effect. While we are working to retain our current tenants in situations that are beneficial to us, conditions over the past year, including more sublet space available and decreasing rental rates across the board, make it difficult for us to predict what future changes may be and how they will effect our re-leasing efforts.

        During the year ended December 31, 2002, we made distributions totaling $2.41 per common unit (consisting of $.58 per unit related to the quarter ended March 31, 2002 and $.61 per unit related to each of the quarters ended June 30, 2002, September 30, 2002 and December 31, 2002). We intend to continue making distributions quarterly.

Insurance

        On March 1, 2003, we renewed our all-risk property insurance program. The new program includes coverage for "certified acts of terrorism" as defined by the federal Terrorism Risk Insurance Act ("TRIA") which was enacted in November 2002; accordingly, we did not renew our 2002 stand alone terrorism insurance policy. Our current property insurance coverage carries a $640 million per occurrence limit. Additionally, our 2003 program provides $25 million of coverage for acts of terrorism other than those "certified" under TRIA. We also carry earthquake insurance which covers our San Francisco portfolio with a $120 million per occurrence limit and a $120 million aggregate limit, $20 million of which is provided as a direct insurer by IXP, our wholly-owned taxable REIT subsidiary formed in 2002 to act as a captive insurance company. The accounts of IXP are consolidated with ours.

        Developments in the worldwide marketplace for insurance, including an overall significant reduction in coverage capacity, have led to a general decrease in property and liability insurance limits in recent years. Our 2003 coverage reflects such a decrease as compared with pre-2002 policies, which included, among other things, all-risk property insurance limits on a so-called "blanket" basis. In the event of an uninsured loss or a loss in excess of our insurance limits, we could lose both the revenues generated from the affected property and the capital we invested in the affected property; depending on the specific circumstances of the affected property it is possible that we could be liable for any mortgage indebtedness or other obligations related to the property. Any such loss could materially and adversely affect our business and financial condition and results of operations. For more information concerning our insurance coverage, see the information under the caption "Risk Factors—Some potential losses are not covered by insurance."

Market Risk

        Market risk is the risk of loss from adverse changes in market prices and interest rates. Our future earnings, cash flows and fair values relevant to financial instruments are dependent upon prevalent market interest rates, including refinancing risk on our fixed rate debt. Our primary market risk results from our indebtedness, which bears interest at fixed and variable rates. The fair value of our long-term debt obligation is affected by changes in the market interest rates. We manage our market risk, in part, by attempting to match our long-term leases with long-term fixed rate debt of similar duration. We also utilize certain derivative financial instruments at times to further reduce interest rate risk. Although certain derivative instruments were not effective for accounting purposes, derivatives have been used to convert a portion of our variable rate debt to a fixed rate, or to hedge anticipated financing transactions. Derivatives are used solely for risk management purposes rather than speculation. Approximately 75% of our outstanding debt has fixed interest rates, which minimizes the interest rate risk until the maturity of such outstanding debt.

        At December 31, 2002, we had derivative contracts totaling $150 million. The derivative agreements provide for a fixed interest rate of 6.35% when LIBOR is less than 5.80%, 6.70% when LIBOR is between 6.70% and 7.45%, and 7.50% when LIBOR is between 7.51% and 9.0% for terms remaining from one to three years per the individual agreement. We will consider entering into additional derivative agreements with respect to all or a portion of our debt. We may borrow additional money with variable rates in the future. Increases in interest rates could increase interest expense, which in turn could affect cash flow and our ability to service our debt. As a result of the derivative contracts, decreases in interest rates could increase interest expense as compared to the underlying variable rate debt and could result in us making substantial payments to unwind such agreements.

        During the year ended December 31, 2002, in anticipation of issuing fixed rate debt instruments, we entered into treasury lock agreements to hedge against a potential increase in the ten-year treasury rate. Upon the issuance of the fixed rate debt, we paid approximately $3.5 million to terminate the instrument, which amount is being amortized into interest expense over the term of the unsecured senior notes.

        At December 31, 2002, our variable rate debt outstanding was approximately $1.3 billion. At December 31, 2002, the average interest rate on variable rate debt was approximately 3.04%. Exclusive of our derivative contracts, if market interest rates on our variable rate debt were to increase by 100 basis points, total interest would have increased approximately $12.6 million for the year ended December 31, 2002.

        At December 31, 2001, our variable rate debt outstanding was approximately $866.0 million. At December 31, 2001, the average interest rate on variable rate debt was approximately 3.77%. Exclusive of our derivative contracts, if market interest rates on our variable rate debt were to increase by 100 basis points, total interest would have increased approximately $8.7 million for the year ended December 31, 2001.

        These amounts were determined solely by considering the impact of hypothetical interest rates on our financial instruments and not including the effects of our derivative contracts. Due to the uncertainty of specific actions we may undertake to minimize possible effects of market interest rate increases, this analysis assumes no changes in our financial structure.

Funds from Operations

        Pursuant to the revised definition of Funds from Operations adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), we calculate Funds from Operations, or "FFO," by adjusting net income (loss) (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP"), including non-recurring items), for gains (or losses) from sales of properties, real estate related depreciation and amortization, and after adjustment for unconsolidated partnerships and joint ventures. In addition to FFO (as defined by NAREIT), we also disclose FFO after specific supplemental adjustments. Although our FFO as adjusted clearly differs from NAREIT's definition of FFO as well that of other real estate companies, we believe it provides a meaningful presentation of our operating performance. In addition, we believe that to further understand our performance, FFO and FFO as adjusted should be compared with our reported net income and cash flows in accordance with GAAP, as presented in our consolidated financial statements.

        Our computation of FFO may not be comparable to FFO reported by other REITs or real estate companies that do not define the term in accordance with the current NAREIT definition or that interpret the current NAREIT definition differently. In addition to presenting FFO in accordance with the NAREIT definition, we make adjustments to FFO, as defined by NAREIT, including net derivative losses and early surrender lease adjustments. FFO does not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our performance, as an alternative to net cash flows from operating activities (determined in accordance with GAAP), as a measure of our liquidity, or as an indicator of our ability to make cash distributions.

        Our funds from operations for the respective periods is calculated as follows:

	Year ended December 31,
(in thousands)
	2002	2001	2000	1999	1998
Income before minority interests and unconsolidated joint venture income	$297,721	$272,349	$225,014	$178,555	$137,740
Add:
Real estate depreciation and amortization	191,774	153,550	134,386	119,583	74,649
Income from unconsolidated joint ventures	7,954	4,186	1,758	468	—
Income from discontinued operations	1,384	3,483	3,765	3,817	2,835
Less:
Minority property partnership's share of funds from operations	(3,223)	(2,322)	(1,061)	(3,681)	(4,185)
Preferred dividends and distributions	(28,711)	(33,312)	(32,994)	(32,111)	(5,830)

Funds from operations	466,899	397,934	330,868	266,631	205,209
Add(subtract):
Net derivative losses (SFAS No. 133)	11,874	26,488	—	—	—
Early surrender lease adjustment	8,520	(8,518)	—	—	—

Funds from operations available to common unitholders before net derivative losses and after early surrender lease adjustment	$487,293	$415,904	$330,868	$266,631	$205,209

Weighted average shares outstanding-basic	113,617	110,803	95,532	90,058	86,991

        Reconciliation to Diluted Funds from Operations:

	For the years ended December 31,
	2002		2001		2000		1999		1998
(in thousands)	Income (Numerator)	Shares/Units (Denominator)	Income (Numerator)	Shares/Units (Denominator)	Income (Numerator)	Shares/Units (Denominator)	Income (Numerator)	Shares/Units (Denominator)	Income (Numerator)	Shares/Units (Denominator)
Basic Funds from Operations before net derivative losses and after early surrender lease adjustment	$487,293	113,617	$415,904	110,803	$330,868	95,532	$266,631	90,058	$205,209	81,487
Effect of Dilutive Securities
Convertible Preferred Units	25,114	9,821	26,720	11,012	26,422	10,393	26,428	10,360	2,819	1,135
Convertible Preferred Stock	3,412	1,366	6,592	2,625	6,572	2,625	5,834	2,337	—	—
Stock Options and other	185	1,468	—	1,547	—	1,280	—	541	—	532

Diluted Funds from Operations available to common unitholders before net derivative losses and after early surrender lease adjustment	$516,004	126,272	$449,216	125,987	$363,862	109,830	$298,893	103,296	$208,028	83,154

Off Balance Sheet Arrangements

Joint Ventures

        We have investments in eight unconsolidated joint ventures with ownership interests ranging from 25% to 51%. We do not have control of these partnerships, and therefore, they are presently accounted for using the equity method of accounting. At December 31, 2002, our share of the debt related to these investments was equal to approximately $236.8 million. The table below summarizes the outstanding debt (based on our respective ownership interests) in these joint venture properties at December 31, 2002:

Properties	Interest Rate		Principal Amount	Maturity Date
	(in thousands)
Metropolitan Square (51%)	8.23%		69,827	May 1, 2010
Market Square North (50%)	7.70%		48,637	December 19, 2011
Discovery Square (50%)	3.02	%(1)	30,949	December 8, 2003
Two Freedom Square (50%)(2)	3.24	%(1)	32,853	June 29, 2004
One Freedom Square (25%)	7.75%		18,940	June 30, 2012
265 Franklin Street (35%)	2.74	%(1)	18,897	October 1, 2003
140 Kendrick Street (25%)	7.51%		14,061	July 1, 2013
901 New York Avenue (25%)(2)	3.09	%(1)	2,643	November 12, 2005

Total	6.17%		$236,807

(1)
Variable rate debt.

(2)
Under construction at December 31, 2002.

        We will have $49.8 million of principal expiring during 2003. We expect to utilize our extension options under both construction loans.

        In connection with the development of office properties, we and/or our equity affiliates have agreed to fund the remaining equity capital associated with approved development projects of joint ventures aggregating approximately $143.4 million (of which our share is $40.9 million). These obligations are expected to be financed through new or existing construction loans plus approximately $3.4 million of our equity investment.

Environmental Matters

        It is our policy to retain independent environmental consultants to conduct or update Phase I environmental assessments (which generally do not involve invasive techniques such as soil or ground water sampling) and asbestos surveys with respect to our properties. These pre-purchase environmental assessments have not revealed environmental conditions that we believe will have a material adverse effect on our business, assets or results of operations, and we are not otherwise aware of environmental conditions with respect to our properties which we believe would have such a material adverse effect. However, from time to time pre-existing environmental conditions at our properties have required environmental testing and/or regulatory filings.

        In February 1999, one of our affiliates acquired from Exxon Corporation a property in Massachusetts that was formerly used as a petroleum bulk storage and distribution facility and was known by the state regulatory authority to contain soil and groundwater contamination. We recently completed development of an office park on the property. Our affiliate engaged a specially licensed environmental consultant to oversee the management of contaminated soil and groundwater that was disturbed in the course of construction. Pursuant to the property acquisition agreement, Exxon agreed to (1) bear the liability arising from releases or discharges of oil and hazardous substances which occurred at the site prior to our ownership, (2) continue remediating such releases and discharges as necessary and appropriate to comply with applicable requirements, and (3) indemnify our affiliate for certain losses arising from preexisting site conditions. Any indemnity claim may be subject to various defenses.

        Environmental investigations at two of our properties in Massachusetts have identified groundwater contamination migrating from off-site source properties. In both cases we engaged a specially licensed environmental consultant to perform the necessary investigations and assessments and to prepare submittals to the state regulatory authority, including Downgradient Property Status Opinions. The environmental consultant concluded that the properties qualify for Downgradient Property Status under the state regulatory program, which eliminates certain deadlines for conducting response actions at a site. We also believe that these properties qualify for liability relief under certain statutory amendments regarding upgradient releases. Although we believe that the current or former owners of the upgradient source properties may ultimately be responsible for some or all of the costs of addressing the identified groundwater contamination, we will take necessary further response actions (if any are required). No such additional response actions are anticipated at this time.

        One of our affiliates recently acquired a property in Massachusetts where historic groundwater contamination was identified prior to acquisition. We engaged a specially licensed environmental consultant to perform investigations and to prepare necessary submittals to the state regulatory authority. The environmental consultant has concluded that (1) certain identified groundwater contaminants are migrating to the subject property from an off-site source property and (2) certain other detected contaminants are likely related to a historic release on the subject property. We have filed a Downgradient Property Status Opinion (described above) with respect to contamination migrating from off-site. The consultant has recommended conducting additional investigations, including the installation of off-site monitoring wells, to determine the nature and extent of contamination potentially associated with the historic use of the subject property. Our affiliate has authorized such additional investigations and will take necessary further response actions (if any are required).

        Some of our properties and certain properties owned by our affiliates are located in urban, industrial and other previously developed areas where fill or current or historical uses of the areas have caused site contamination. Accordingly, it is sometimes necessary to institute special soil and/or groundwater handling procedures in connection with construction and other property operations in order to achieve regulatory closure and ensure that contaminated materials are addressed in an appropriate manner. In these situations it is our practice to investigate the nature and extent of detected contamination and estimate the costs of required response actions and special handling procedures. We then use this information as part of our decision-making process with respect to the acquisition and/or development of the property. For example, we recently acquired a parcel in Massachusetts, formerly used as a quarry/asphalt batching facility, which we may develop in the future. Pre-purchase testing indicated that the site contains relatively low levels of certain contaminants. We have engaged a specially licensed environmental consultant to perform an environmental risk characterization and prepare all necessary regulatory submittals. We anticipate that additional response actions necessary to achieve regulatory closure (if any) will be performed in concert with future construction activities. When appropriate, closure documentation will be submitted for public review and comment pursuant to the state regulatory authority's public information process.

        We expect that resolution of the environmental matters relating to the above will not have a material impact on our financial position, results of operations or liquidity.

Newly Issued Accounting Standards

        In June 2001, the FASB issued SFAS 141, "Business Combinations," and SFAS 142, "Goodwill and Other Intangible Assets." The provisions of SFAS 141 apply to all business combinations initiated after June 30, 2001. SFAS 142 becomes effective beginning January 1, 2002. We adopted both these pronouncements for the year ended December 31, 2002 and neither had a material impact on our results of operations, financial position or liquidity.

        In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations." SFAS 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of that asset. The standard is effective beginning January 1, 2003. The changes required by SFAS 143 are not expected to have a material impact on our results of operations, financial position or liquidity.

        SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in October 2001 and addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The statement's provisions supersede SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which addressed asset impairment, and certain provisions of APB Opinion 30 related to reporting the effects of the disposal of a business segment and requires expected future operating losses from discontinued operations to be recorded in the period in which the losses are incurred rather than the measurement date. Under SFAS 144, more dispositions may qualify for discontinued operations treatment in the income statement. The provisions of SFAS 144 became effective on January 1, 2002, and did not have a material impact on results of operations, financial position, or liquidity.

        In April 2002, the FASB issued SFAS 145, which updates, clarifies, and simplifies certain existing accounting pronouncements beginning at various dates in 2002 and 2003. The statement rescinds SFAS 4 and SFAS 64, which required net gains or losses from the extinguishment of debt to be classified as an extraordinary item in the income statement. We anticipate that these gains and losses will no longer be classified as extraordinary as they are not unusual and infrequent in nature. The changes required by SFAS 145 are not expected to have a material impact on our results of operations, financial position, or liquidity.

        SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued in July 2002 and becomes effective for us beginning January 1, 2003. This statement requires a cost associated with an exit or disposal activity, such as the sale or termination of a line of business, the closure of business activities in a particular location, or a change in management structure, to be recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by the company for such termination costs, and costs to consolidate facilities or relocate employees. SFAS 146 supersedes EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," which in some cases required certain costs to be recognized before a liability was actually incurred. The adoption of this standard is not expected to have a material impact on our results of operations, financial position, or liquidity.

        In December 2002, the FASB issued SFAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB 25 to SFAS 123's fair value method of accounting, if a company so elects. The adoption of this standard is not expected to have a material impact on our results of operations, financial position or liquidity.

        In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 clarifies the requirements of SFAS 5, Accounting for Contingencies, relating to guarantees. In general, FIN 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. The disclosure requirements of FIN 45 are effective to us as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. We do not expect the requirements of FIN 45 to have a material impact on results of operations, financial position, or liquidity.

        In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. We do not believe the adoption of the interpretation will have a material impact on results of operations, financial position, or liquidity.

Inflation

        Substantially all of our leases provide for separate real estate tax and operating expense escalations over a base amount. In addition, many of our leases provide for fixed base rent increases or indexed increases. We believe that inflationary increases may be at least partially offset by the contractual rent increases described above.

Quantitative and Qualitative Disclosures about Market Risk

        Approximately $3.9 billion of our borrowings bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in market interest rates. The following table presents our aggregate fixed rate debt obligations with corresponding weighted average interest rates sorted by maturity date and our aggregate variable rate debt obligations sorted by maturity date. The interest rate on the variable rate debt as of December 31, 2002 ranged from LIBOR or Eurodollar plus 1.25% to LIBOR or Eurodollar plus 1.95%.

	2003	2004	2005	2006	2007	2008+	Total	Fair Value
	Secured debt
Fixed Rate	$112,010	$114,601	$277,829	$284,458	$182,632	$2,171,291	$3,142,821	$3,301,000
Average Interest Rate	7.03%	7.36%	7.05%	7.79%	6.59%	7.15%	7.17%
Variable Rate	$819,486	$297,254	$7,558	—	—	—	$1,124,298	$1,124,298
	Unsecured debt
Fixed Rate	—	—	—	—	—	$747,375	$747,375	$761,700
Average Interest Rate	—	—	—	—	—	6.25%	6.25%
Variable Rate	$132,726	—	—	—	—	—	$132,726	$132,726

        During the year ended December 31, 2002, we had derivative contracts totaling $150 million. The derivative agreements provide for a fixed interest rate of 6.35% when LIBOR is less than 5.80%, 6.70% when LIBOR is between 6.70% and 7.45%, and 7.50% when LIBOR is between 7.51% and 9.00% for terms ranging from three to five years per the individual agreement. In accordance with FAS 133 "Accounting for Derivative Instruments and Hedging Activities", the derivative agreements are reflected at their fair market value, which was a liability of $14.5 million at December 31, 2002.

Item 3.    Properties

        At December 31, 2002, our portfolio consisted of 142 properties totaling 42.4 million net rentable square feet. Our properties consisted of 133 office properties, including 105 Class A office buildings and 28 properties that support both office and technical uses, including five properties under construction, four industrial properties, two retail properties, including one retail property currently under construction, and three hotels. In addition, we own or control 41 parcels of land for future development. The following table sets forth information relating to the properties we owned at December 31, 2002:

Property Name	Address	Percent Ownership	Year built/ Renovated	No. of Bldgs.	Net Rentable Square Feet	Percent Leased as of 12/31/02	Annualized Rent as of 12/31/02	Percent of Annualized Rent	Annualized Rent PSF leased
Class A Office Building
399 Park Avenue	New York, NY	100%	1961	1	1,677,433	100.0%	$115,239,647	9.5%	$68.70
Citigroup Center	New York, NY	100%	1977/1997	1	1,576,803	99.9%	89,758,799	7.4%	56.97
280 Park Avenue	New York, NY	100%	1968/95-96	1	1,166,777	97.6%	61,694,774	5.1%	54.15
599 Lexington Avenue	New York, NY	100%	1986	1	1,019,772	95.9%	59,347,485	4.9%	60.71
5 Times Square	New York, NY	100%	2002	1	1,103,290	98.8%	55,871,674	4.6%	51.25
Embarcadero Center Four	San Francisco, CA	100%	1980/1992	1	935,821	93.1%	54,016,128	4.4%	61.98
800 Boylston Street — The Prudential Center	Boston, MA	100%	1965/1993	1	1,175,218	92.2%	40,918,584	3.3%	37.75
875 Third Avenue	New York, NY	100%	1982	1	711,901	95.2%	38,449,098	3.2%	56.73
111 Huntington Avenue — The Prudential Center	Boston, MA	100%	2002	1	854,129	98.2%	38,254,970	3.1%	45.62
Embarcadero Center One	San Francisco, CA	100%	1970/1992	1	833,727	97.8%	35,358,606	2.9%	43.36
Embarcadero Center Two	San Francisco, CA	100%	1972/1992	1	780,441	88.3%	32,840,409	2.7%	47.66
Embarcadero Center Three	San Francisco, CA	100%	1975/1992	1	773,632	89.1%	29,485,990	2.4%	42.79
The Shops at the Prudential Center	Boston, MA	100%	1965/1993	1	557,946	97.6%	24,928,309	2.1%	45.78
Metropolitan Square (51% ownership)	Washington, DC	51%	1981-1985	1	585,220	97.6%	21,977,698	1.8%	38.46
West Tower	San Francisco, CA	100%	1987	1	467,781	96.1%	21,529,421	1.8%	47.90
100 East Pratt Street	Baltimore MD	100%	1975/1991	1	635,323	98.2%	19,767,335	1.6%	31.69
Riverfront Plaza	Richmond VA	100%	1990	1	899,586	91.8%	19,611,804	1.6%	23.74
Democracy Center	Bethesda, MD	100%	1985-88/94-96	3	680,854	94.0%	18,470,977	1.5%	28.86
Market Square North (50% ownership)	Washington, DC	50%	2000	1	401,279	100.0%	17,868,954	1.5%	44.53
101 Huntington Avenue — The Prudential Center	Boston, MA	100%	1965/1993	1	510,983	80.9%	16,694,371	1.4%	40.40
601 and 651 Gateway	South San Francisco, CA	100%	1984-1986	2	509,720	86.1%	16,417,126	1.4%	37.39
Reservoir Place	Waltham, MA	100%	1955/1987	1	522,760	84.7%	15,695,809	1.3%	35.43
2300 N Street	Washington, DC	100%	1986	1	289,243	98.8%	15,655,764	1.3%	54.81
Capital Gallery	Washington, DC	100%	1981	1	396,894	100.0%	14,593,792	1.2%	36.77
One Freedom Square (25% ownership)	Reston, VA	25%	2000	1	410,308	100.0%	13,790,452	1.1%	33.61
265 Franklin Street (35% ownership)	Boston, MA	35%	1984/2002	1	343,913	67.9%	12,956,591	1.1%	55.52
NIMA Building	Reston, VA	100%	1987/1988	1	263,870	100.0%	12,024,556	1.0%	45.57
One Tower Center	East Brunswick, NJ	100%	1986/2000	1	410,887	84.4%	11,306,712	0.9%	32.62
140 Kendrick Street (25% ownership)	Needham, MA	25%	2001	3	380,987	100.0%	10,648,587	0.9%	27.95
Candler Building	Baltimore, MD	100%	1911/1990	1	540,706	97.0%	10,056,381	0.8%	19.18
One Cambridge Center	Cambridge, MA	100%	1987	1	215,385	94.0%	8,954,840	0.7%	44.24
200 West Street	Waltham, MA	100%	1999	1	248,048	100.0%	8,617,188	0.7%	34.74
Reston Corporate Center	Reston, VA	100%	1984	2	261,046	100.0%	8,115,920	0.7%	31.09
500 E Street, N. W.	Washington, DC	100%	1987	1	242,769	100.0%	7,902,131	0.7%	32.55
Lockheed Martin Building	Reston, VA	100%	1987/1988	1	255,244	100.0%	7,562,880	0.6%	29.63
Federal Reserve	San Francisco, CA	100%	1924/1988	1	149,592	99.8%	7,380,996	0.6%	49.44
Sumner Square	Washington, DC	100%	1985	1	207,620	100.0%	7,181,576	0.6%	34.59
One Reston Overlook	Reston, VA	100%	1999	1	312,685	100.0%	6,925,973	0.6%	22.15
University Place	Cambridge, MA	100%	1985	1	195,282	100.0%	6,766,521	0.6%	34.65
One Discovery Square (50% ownership)	Reston, VA	50%	2000	1	181,019	100.0%	6,572,800	0.5%	36.31
New Dominion Technology Park	Herndon, VA	100%	2001	1	235,201	100.0%	6,303,387	0.5%	26.80
510 Carnegie Center	Princeton, NJ	100%	1998	1	234,160	100.0%	5,928,931	0.5%	25.32
2600 Tower Oaks Boulevard	Rockville, MD	100%	2001	1	178,887	100.0%	5,726,173	0.5%	32.01
1301 New York Avenue	Washington, DC	100%	1983/1998	1	188,358	100.0%	5,714,782	0.5%	30.34
Eight Cambridge Center	Cambridge, MA	100%	1999	1	177,226	100.0%	5,486,917	0.5%	30.96
Ten Cambridge Center	Cambridge, MA	100%	1990	1	152,664	100.0%	5,239,428	0.4%	34.32
191 Spring Street	Waltham, MA	100%	1971/1995	1	162,700	100.0%	5,009,533	0.4%	30.79
Two Discovery Square (50% ownership)	Reston, VA	50%	2002	1	185,970	81.9%	4,891,366	0.4%	32.10
210 Carnegie Center	Princeton, NJ	100%	1985	1	161,112	100.0%	4,825,304	0.4%	29.95
212 Carnegie Center	Princeton, NJ	100%	1986	1	146,518	100.0%	4,610,921	0.4%	31.47
Quorum Office Park	Chelmsford, MA	100%	2001	2	259,918	100.0%	4,577,156	0.4%	17.61
206 Carnegie Center	Princeton, NJ	100%	1998	1	161,763	100.0%	4,545,540	0.4%	28.10
214 Carnegie Center	Princeton, NJ	100%	1987	1	148,584	94.8%	4,360,592	0.4%	30.96
Orbital Sciences 1&3	Dulles, VA	100%	2000	2	176,726	100.0%	4,168,966	0.3%	23.59
Lexington Office Park	Lexington, MA	100%	1982	2	167,293	78.6%	3,960,117	0.3%	30.12
10 & 20 Burlington Mall Road	Burlington, MA	100%	1984-1986/95-96	2	156,416	88.7%	3,949,236	0.3%	28.48
202 Carnegie Center	Princeton, NJ	100%	1988	1	128,705	100.0%	3,826,400	0.3%	29.73

91 Hartwell Avenue	Lexington, MA	100%	1985	1	121,215	91.3%	3,793,130	0.3%	34.26
Orbital Sciences 2	Dulles, VA	100%	2001	1	160,502	100.0%	3,665,866	0.3%	22.84
Two Reston Overlook	Reston, VA	100%	1999	1	131,594	82.2%	3,467,248	0.3%	32.07
502 Carnegie Center	Princeton, NJ	100%	1999	1	116,374	95.3%	3,402,723	0.3%	30.69
101 Carnegie Center	Princeton, NJ	100%	1981	1	119,652	100.0%	3,394,527	0.3%	28.37
Eleven Cambridge Center	Cambridge, MA	100%	1984	1	79,616	100.0%	3,333,522	0.3%	41.87
508 Carnegie Center	Princeton, NJ	100%	1991	1	131,085	100.0%	3,315,140	0.3%	25.29
201 Spring Street	Lexington, MA	100%	1997	1	102,500	100.0%	3,313,825	0.3%	32.33
504 Carnegie Center	Princeton, NJ	100%	1991	1	121,990	100.0%	3,286,411	0.3%	26.94
Waltham Office Center	Waltham, MA	100%	1968-1970/87-88	3	130,209	84.8%	3,277,971	0.3%	29.67
Three Cambridge Center	Cambridge, MA	100%	1987	1	107,484	100.0%	3,095,539	0.3%	28.80
195 West Street	Waltham, MA	100%	1990	1	63,500	100.0%	2,943,225	0.2%	46.35
33 Hayden Avenue	Lexington, MA	100%	1979	1	75,216	100.0%	2,901,833	0.2%	38.58
40 Shattuck Road	Andover, MA	100%	2001	1	120,000	92.2%	2,863,447	0.2%	25.87
104 Carnegie Center	Princeton, NJ	100%	1983	1	102,830	85.2%	2,782,639	0.2%	31.77
The Arboretum	Reston, VA	100%	1999	1	95,584	100.0%	2,457,465	0.2%	25.71
Montvale Center	Gaithersburg, MD	100%	1987	1	120,823	84.2%	2,409,745	0.2%	23.70
506 Carnegie Center	Princeton, NJ	100%	1991	1	136,213	56.2%	2,319,556	0.2%	30.30
105 Carnegie Center	Princeton, NJ	100%	1984	1	69,648	100.0%	2,005,862	0.2%	28.80
32 Hartwell Avenue	Lexington, MA	100%	1968-1979/1987	1	69,154	100.0%	1,997,168	0.2%	28.88
Decoverly Three	Rockville, MD	100%	1989	1	77,040	100.0%	1,976,846	0.2%	25.66
Newport Office Park	Quincy, MA	100%	1988	1	168,829	44.6%	1,891,988	0.2%	25.10
302 Carnegie Center	Princeton, NJ	100%	2000	1	65,135	95.5%	1,884,645	0.2%	30.31
Decoverly Two	Rockville, MD	100%	1987	1	77,747	100.0%	1,876,813	0.2%	24.14
Bedford Business Park	Bedford, MA	100%	1962-1978/96	1	90,000	100.0%	1,853,100	0.2%	20.59
100 Hayden Avenue	Lexington, MA	100%	1985	1	55,924	100.0%	1,839,900	0.2%	32.90
92 Hayden Avenue	Lexington, MA	100%	1968/84	1	31,100	100.0%	1,608,181	0.1%	51.71
170 Tracer Lane	Waltham, MA	100%	1980	1	73,258	55.0%	1,393,309	0.1%	34.57
211 Carnegie Center	Princeton, NJ	100%	1984	1	47,025	100.0%	1,143,648	0.1%	24.32
204 Second Avenue	Waltham, MA	100%	1981/1993	1	40,974	100.0%	1,129,243	0.1%	27.56
181 Spring Street	Lexington, MA	100%	1999	1	53,595	41.2%	771,336	0.1%	34.91
201 Carnegie Center	Princeton, NJ	100%	1986	—	6,500	100.0%	156,260	0.0%	24.04
611 Gateway	South San Francisco CA	100%	2002	1	250,825	0.0%	—	0.0%	0.00

Subtotal/Weighted Average for Class A Office Buildings				101	29,921,236	94.1%	$1,181,888,488	97.8%	$42.00

Office/Technical Properties
Bedford Business Park	Bedford, MA	100%	1962-1978/96	2	383,704	100.0%	5,705,678	0.5%	14.87
Hilltop Office Center	South San Francisco CA	36%	Early 1970's	9	144,366	87.5%	1,890,621	0.1%	14.97
7501 Boston Boulevard	Springfield, VA	100%	1997	1	75,756	100.0%	1,765,872	0.1%	23.31
Broad Run Business Park	Dulles, VA	100%	2002	1	127,226	54.7%	1,599,742	0.1%	23.00
7601 Boston Boulevard	Springfield, VA	100%	1986	1	103,750	100.0%	1,476,363	0.1%	14.23
Fourteen Cambridge Center	Cambridge, MA	100%	1983	1	67,362	100.0%	1,467,144	0.1%	21.78
8000 Grainger Court	Springfield, VA	100%	1984	1	90,645	100.0%	1,343,359	0.1%	14.82
7450 Boston Boulevard	Springfield, VA	100%	1987	1	62,402	100.0%	1,277,993	0.1%	20.48
7435 Boston Boulevard	Springfield, VA	100%	1982	1	103,557	82.3%	1,268,732	0.1%	14.89
7500 Boston Boulevard	Springfield, VA	100%	1985	1	79,971	100.0%	1,167,577	0.1%	14.60
Sugarland Business Park, Building Two	Herndon, VA	100%	1986/1997	1	59,215	65.9%	783,510	0.1%	20.09
7374 Boston Boulevard	Springfield, VA	100%	1984	1	57,321	100.0%	778,992	0.1%	13.59
164 Lexington Road	Billerica, MA	100%	1982	1	64,140	100.0%	658,718	0.1%	10.27
7300 Boston Boulevard	Springfield, VA	100%	2002	1	32,000	100.0%	648,000	0.1%	20.25
8000 Corporate Court	Springfield, VA	100%	1989	1	52,539	100.0%	526,966	0.0%	10.03
7451 Boston Boulevard	Springfield, VA	100%	1982	1	47,001	66.1%	478,013	0.0%	15.39
7375 Boston Boulevard	Springfield, VA	100%	1988	1	26,865	100.0%	470,675	0.0%	17.52
17 Hartwell Avenue	Lexington, MA	100%	1968	1	30,000	100.0%	330,000	0.0%	11.00
Sugarland Business Park, Building One	Herndon, VA	100%	1985/1997	1	52,797	22.8%	264,782	0.0%	21.99

Subtotal/Weighted Average for Office/Technical Properties				28	1,660,617	89.7%	$23,902,738	2.0%	$16.05

Industrial Properties
40-46 Harvard Street	Westwood, MA	100%	1967/1996	1	152,009	100.0%	1,162,869	0.1%	7.65
38 Cabot Boulevard	Langhorne, PA	100%	1972/1984	1	161,000	100.0%	771,190	0.1%	4.79
560 Forbes Blvd	South San Francisco CA	36%	Early 1970's	1	40,000	100.0%	421,600	0.0%	10.54
430 Rozzi Place	South San Francisco CA	36%	Early 1970's	1	20,000	100.0%	233,200	0.0%	11.66

Subtotal/Weighted Average for Industrial Properties				4	373,009	100.0%	$2,588,859	0.2%	$6.94

Total/Weighted Average for all In-Service Office and Industrial Properties				133	31,954,862	93.9%	$1,208,380,085	100%	$40.27

								Twelve Months Ended 12/31/2002
Hotel Properties	Location	Percent Ownership	Year Built	Number of Buildings	Square footage	Number of Rooms	Average Occupancy	Average Daily Rate (ADR)	Revenue per Available Room (REVPAR)
Long Wharf Marriott	Boston, MA	100%	1982	1	420,000	402	82.9%	$212.57	$176.13
Cambridge Center Marriott	Cambridge	100%	1986	1	330,400	431	76.6%	$173.52	$132.94
Residence Inn by Marriott	Cambridge	100%	1999	1	187,474	221	84.9%	$138.77	$117.87

Total/Weighted Average for Hotel Properties				3	937,874	1,054	80.7%	$181.13	$146.25

Structured Parking					Square footage	Number of Spaces
Structured Parking					6,719,991	20,710

TOTAL FOR ALL IN-SERVICE PROPERTIES				136	39,612,727

Properties Under Construction							Leased Portion(1)
Shaws Supermarket	Boston, MA	100%	2003	1	57,235		100.0%
Waltham Weston Corporate Center	Waltham, MA	100%	2003	1	304,050		42.1%
New Dominion Tech, Building Two	Herndon, VA	100%	2004	1	257,400		100.0%
Two Freedom Square (50% ownership)	Reston, VA	50%	2002	1	422,930		65.0%
Times Square Tower	New York, NY	100%	2004	1	1,218,511		0.0%
901 New York Avenue (25% ownership)	Washington, D.C.	25%	2004	1	538,463		60.0%

Subtotal/Weighted Average for Properties Under Construction				6	2,798,589		37.2%

TOTAL FOR ALL PROPERTIES				142	42,411,316

(1)
Represents the portion of the property to be occupied by lessees under executed leases when the property is placed in service.

Development Parcels

        We own or have an option to develop or acquire 41 parcels consisting of an aggregate of 539.6 acres of land. We believe this land, some of which needs zoning or other regulatory approvals prior to development, will be able to support an aggregate of 8.8 million square feet of development. The following chart provides additional information with respect to undeveloped parcels:

Location	No. of Parcels	Acreage	Developable Square Feet
Owned Land Parcels
Rockville, MD	4	92.3	986,000
Dulles, VA	2	76.6	937,000
Gaithersburg, MD	4	27.0	850,000
San Jose, CA	5	3.7	841,000
Reston, VA	3	26.7	861,000
Boston, MA	2	0.5	776,000
Marlborough, MA	1	50.0	400,000
Weston, MA	1	74.0	350,000
Waltham, MA	1	4.3	202,000
Andover, MA	1	10.0	110,000
Washington, D.C.	1	0.5	170,000

Subtotal for Owned Land Parcels	25	365.6	6,483,000

Land Purchase Options
Princeton, NJ(1)	14	149.9	1,900,000
Framingham, MA(2)	1	21.5	300,000
Cambridge, MA (3)	1	2.6	165,000

Subtotal for Land Purchase Optiuons	16	174.0	2,365,000

Total	41	539.6	8,848,000

(1)
$20.00/FAR plus an earnout calculation.

(2)
Subject to ground lease.

(3)
Prior to January 23, 2003 the cost will be $27.72 per square foot of land area. Land area is approximately 108,000 square feet.

Tenants

        The following table sets forth our top 20 tenants by square feet as of December 31, 2002:

Tenant	Square Feet	% of In Service Portfolio
1. U.S. Government	1,408,595	4.41%
2. Citibank, N.A.	1,217,423	3.81%
3. Ernst and Young	1,064,939	3.33%
4. Lockheed Martin Corporation	676,414	2.12%
5. Shearman & Sterling	588,226	1.84%
6. Gillette Company	488,177	1.53%
7. Lehman Brothers	436,723	1.37%
8. Parametric Technology Corp.	380,987	1.19%
9. Washington Group International	365,245	1.14%
10. Deutsche Bank	346,617	1.08%
11. Orbital Sciences Corporation	337,228	1.06%
12. Wachovia	319,966	1.00%
13. TRW, Inc.	318,963	1.00%
14. T. Rowe Price Associates, Inc.	304,129	0.95%
15. Hunton & Williams	301,081	0.94%
16. Digitas	279,182	0.87%
17. Accenture	265,622	0.83%
18. Kirkland & Ellis	263,216	0.82%
19. Marsh USA Inc.	261,145	0.82%
20. Tellabs Operations, Inc.	259,918	0.81%
Total % of portfolio square feet		30.93%	(1)
Total % of portfolio revenue		32.74%	(2)

(1)
Includes 646,609 square feet or 2.02% of the portfolio in which we own a joint venture interest

(2)
Includes $19.1 million or 1.58% of revenues from properties in which we own a joint venture interest.

Lease Expirations

Year of Lease Expiration	Rentable Square Footage Subject to Expiring Leases	Current Annualized(1) Revenues Under Expiring Leases	Current Annualized(1) Revenues Under Expiring Leases p.s.f.		Annualized(1) Revenues Under Expiring Leases with future step ups	Annualized(1) Revenues Under Expiring Leases with future step ups p.s.f.	Percentage of Total Square Feet
2003	1,644,474	$52,844,755	$32.13	(2)	$53,106,660	$32.29	5.15%
2004	2,559,104	92,793,601	36.26		93,366,005	36.48	8.01%
2005	2,690,726	97,902,119	36.39		100,905,670	37.50	8.42%
2006	3,562,432	138,867,900	38.98		143,776,456	40.36	11.15%
2007	2,671,419	94,714,813	35.45		99,211,635	37.14	8.36%
2008	1,438,833	59,869,379	41.61		59,674,466	41.50	4.50%
2009	2,468,327	90,948,175	36.85		99,974,527	40.50	7.72%
2010	1,476,004	64,244,167	43.53		72,656,818	49.23	4.62%
2011	2,846,193	111,161,486	39.06		127,919,813	44.94	8.91%
2012	2,186,739	96,735,475	44.24		106,321,851	48.62	6.84%
Thereafter	6,264,880	305,165,632	48.71		372,601,943	59.47	19.61%

(1)
Annualized revenues are the monthly contractual rent under existing leases as of December 31, 2002 multiplied by twelve. This amount reflects total rent before any rent abatements and includes expense reimbursements, which may be estimates as of such date.

(2)
Includes $2.3 million of annual revenue from the Prudential Center retail kiosks for which there is zero square footage assigned.

Lease Expirations of Office, Industrial and Retail Properties

        The following table sets forth a schedule of lease expirations for leases in place as of December 31, 2002, for each of the ten years beginning with January 1, 2003, for the Office, Industrial and Retail Properties, on an aggregate basis by property type and submarket, assuming that none of the tenants exercise renewal options.

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 & beyond
CLASS A OFFICE BUILDINGS
Greater Boston MA
Boston CBD MA
Square Footage of Expiring Leases	23,322	264,715	418,774	68,972	103,907	—	484,051	113,445	421,908	188,714	332,764
Percent of Total rentable sq. ft.	0.07%	0.83%	1.31%	0.22%	0.33%	0.00%	1.51%	0.36%	1.32%	0.59%	1.04%
Annual escalated rent(1)	972,701	11,985,785	18,471,842	3,809,079	5,718,621	—	17,970,765	4,877,098	19,975,853	9,332,169	14,343,565
No. of tenants whose lease expires	3	10	12	6	14	—	1	3	6	5	7
Annualized escalated rent per leased sq. ft.	$41.71	$45.28	$44.11	$55.23	$55.04	$—	$37.13	$42.99	$47.35	$49.45	$43.10
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$42.56	$46.22	$44.73	$54.97	$56.18	$—	$42.13	$48.91	$57.18	$57.12	$57.71
East Cambridge MA
Square Footage of Expiring Leases	17,053	24,342	123,090	84,018	48,711	42,975	177,226	—	1,484	—	152,664
Percent of Total rentable sq. ft.	0.05%	0.08%	0.39%	0.26%	0.15%	0.13%	0.55%	0.00%	0.00%	0.00%	0.48%
Annual escalated rent(1)	685,012	1,086,228	5,684,224	3,423,490	2,127,264	1,515,078	5,487,582	—	79,940	—	5,239,066
No. of tenants whose lease expires	4	4	10	3	2	1	1	—	1	—	1
Annualized escalated rent per leased sq. ft.	$40.17	$44.62	$46.18	$40.75	$43.67	$35.25	$30.96	$—	$53.87	$—	$34.32
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$42.34	$44.62	$47.94	$41.83	$45.79	$37.55	$32.96	$—	$63.87	$—	$41.82
Mid Cambridge MA
Square Footage of Expiring Leases	—	—	—	—	—	—	—	—	—	—	194,224
Percent of Total rentable sq. ft.	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.61%
Annual escalated rent(1)	—	—	—	—	—	—	—	—	—	—	6,766,109
No. of tenants whose lease expires	—	—	—	—	—	—	—	—	—	—	5
Annualized escalated rent per leased sq. ft.	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$34.84
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$42.31

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 & beyond
Rte 128 MA Turnpike MA
Square Footage of Expiring Leases	74,699	207,244	101,706	160,330	76,075	13,450	243,477	48,014	—	389,413	—
Percent of Total rentable sq. ft.	0.23%	0.65%	0.32%	0.50%	0.24%	0.04%	0.76%	0.15%	0.00%	1.22%	0.00%
Annual escalated rent(1)	2,489,850	6,672,785	3,504,650	5,949,953	2,851,281	530,956	9,181,443	1,665,599	—	10,838,587	—
No. of tenants whose lease expires	20	28	18	8	10	2	4	1	—	2	—
Annualized escalated rent per leased sq. ft.	$33.33	$32.20	$34.46	$37.11	$37.48	$39.48	$37.71	$34.69	$—	$27.83	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$33.33	$32.54	$34.82	$38.80	$40.62	$40.92	$40.01	$39.69	$—	$31.68	$—
Rte 128 Northwest MA
Square Footage of Expiring Leases	157,171	150,693	215,742	188,410	157,429	69,154	39,718	8,887	339,343	28,680	—
Percent of Total rentable sq. ft.	0.49%	0.47%	0.68%	0.59%	0.49%	0.22%	0.12%	0.03%	1.06%	0.09%	0.00%
Annual escalated rent(1)	3,774,596	4,522,800	6,258,748	5,839,557	5,585,392	1,997,009	1,220,535	238,923	6,569,301	860,400	—
No. of tenants whose lease expires	15	16	16	5	5	1	3	1	3	1	—
Annualized escalated rent per leased sq. ft.	$24.02	$30.01	$29.01	$30.99	$35.48	$28.88	$30.73	$26.88	$19.36	$30.00	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$24.04	$30.16	$29.36	$31.29	$37.19	$28.88	$33.73	$27.88	$22.23	$36.00	$—
Rte 128 South MA
Square Footage of Expiring Leases	—	—	—	70,878	—	—	—	—	—	—	—
Percent of Total rentable sq. ft.	0.00%	0.00%	0.00%	0.22%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Annual escalated rent(1)	—	—	—	1,874,130	—	—	—	—	—	—	—
No. of tenants whose lease expires	—	—	—	1	—	—	—	—	—	—	—
Annualized escalated rent per leased sq. ft.	$—	$—	$—	$26.44	$—	$—	$—	$—	$—	$—	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$—	$—	$26.44	$—	$—	$—	$—	$—	$—	$—

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 & beyond
Greater Washington DC
Washington DC CBD
Square Footage of Expiring Leases	—	2,338	32,430	5,092	—	—	11,350	156,410	—	—	—
Percent of Total rentable sq. ft.	0.00%	0.01%	0.10%	0.02%	0.00%	0.00%	0.04%	0.49%	0.00%	0.00%	0.00%
Annual escalated rent(1)	—	80,561	1,101,946	165,353	—	—	388,798	5,445,483	—	—	—
No. of tenants whose lease expires	—	1	5	2	—	—	1	4	—	—	—
Annualized escalated rent per leased sq. ft.	$—	$34.46	$33.98	$32.47	$—	$—	$34.26	$34.82	$—	$—	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$35.30	$34.61	$35.07	$—	$—	$41.34	$42.86	$—	$—	$—
Southwest Washington DC
Square Footage of Expiring Leases	25,377	91,596	14,789	26,227	227,532	15,579	—	57,519	103,231	63,867	—
Percent of Total rentable sq. ft.	0.08%	0.29%	0.05%	0.08%	0.71%	0.05%	0.00%	0.18%	0.32%	0.20%	0.00%
Annual escalated rent(1)	921,174	3,833,511	546,914	938,018	7,358,175	579,829	—	2,154,211	3,353,803	2,363,079	—
No. of tenants whose lease expires	6	7	3	2	3	2	—	2	3	1	—
Annualized escalated rent per leased sq. ft.	$36.30	$41.85	$36.98	$35.77	$32.34	$37.22	$—	$37.45	$32.49	$37.00	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$37.01	$43.17	$38.85	$37.43	$32.52	$42.96	$—	$40.40	$40.26	$37.00	$—
East End Washington DC
Square Footage of Expiring Leases	2,373	47,083	187,631	8,977	44,449	—	422,111	166,785	84,450	11,532	131,497
Percent of Total rentable sq. ft.	0.01%	0.15%	0.59%	0.03%	0.14%	0.00%	1.32%	0.52%	0.26%	0.04%	0.41%
Annual escalated rent(1)	82,276	1,836,424	7,618,246	383,540	1,803,722	—	14,546,917	7,314,104	3,740,745	414,607	5,828,575
No. of tenants whose lease expires	2	1	10	3	6	—	5	7	3	1	2
Annualized escalated rent per leased sq. ft.	$34.67	$39.00	$40.60	$42.72	$40.58	$—	$34.46	$43.85	$44.30	$35.95	$44.32
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$34.67	$39.77	$43.59	$46.09	$44.03	$—	$37.80	$50.40	$51.36	$35.95	$59.87

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 & beyond
Montgomery County MD
Square Footage of Expiring Leases	93,826	41,699	212,088	323,672	16,827	96,423	—	—	—	98,648	—
Percent of Total rentable sq. ft.	0.29%	0.13%	0.66%	1.01%	0.05%	0.30%	0.00%	0.00%	0.00%	0.31%	0.00%
Annual escalated rent(1)	2,667,845	1,088,910	6,405,492	8,658,077	574,593	2,882,238	—	—	—	3,159,707	—
No. of tenants whose lease expires	9	10	14	16	2	2	—	—	—	2	—
Annualized escalated rent per leased sq. ft.	$28.43	$26.11	$30.20	$26.75	$34.15	$29.89	$—	$—	$—	$32.03	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$28.45	$26.78	$32.26	$29.00	$38.32	$33.71	$—	$—	$—	$40.87	$—
Fairfax County VA
Square Footage of Expiring Leases	—	40,612	43,587	61,216	295,892	263,870	261,046	137,526	780,610	135,904	641,983
Percent of Total rentable sq. ft.	0.00%	0.13%	0.14%	0.19%	0.93%	0.83%	0.82%	0.43%	2.44%	0.43%	2.01%
Annual escalated rent(1)	—	1,289,843	1,595,080	2,017,236	8,824,401	12,023,280	8,116,670	5,122,662	21,745,983	4,534,808	15,738,678
No. of tenants whose lease expires	—	2	7	2	11	1	1	4	4	3	5
Annualized escalated rent per leased sq. ft.	$—	$31.76	$36.60	$32.95	$29.82	$45.57	$31.09	$37.25	$27.86	$33.37	$24.52
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$32.68	$38.74	$33.51	$30.37	$30.37	$31.09	$45.72	$33.21	$45.93	$30.38
Prince Georges County MD
Square Footage of Expiring Leases	—	—	—	—	36,285	48,184	—	—	93,735	—	—
Percent of Total rentable sq. ft.	0.00%	0.00%	0.00%	0.00%	0.11%	0.15%	0.00%	0.00%	0.29%	0.00%	0.00%
Annual escalated rent(1)	—	—	—	—	1,171,373	1,523,137	—	—	3,017,647	—	—
No. of tenants whose lease expires	—	—	—	—	2	2	—	—	1	—	—
Annualized escalated rent per leased sq. ft.	$—	$—	$—	$—	$32.28	$31.61	$—	$—	$32.19	$—	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$—	$—	$—	$35.63	$35.73	$—	$—	$39.13	$—	$—
West End Washington DC
Square Footage of Expiring Leases	—	—	—	—	33,125	—	—	—	—	—	240,199
Percent of Total rentable sq. ft.	0.00%	0.00%	0.00%	0.00%	0.10%	0.00%	0.00%	0.00%	0.00%	0.00%	0.75%
Annual escalated rent(1)	—	—	—	—	1,203,318	—	—	—	—	—	10,674,444
No. of tenants whose lease expires	—	—	—	—	1	—	—	—	—	—	2
Annualized escalated rent per leased sq. ft.	$—	$—	$—	$—	$36.33	$—	$—	$—	$—	$—	$44.44
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$—	$—	$—	$39.94	$—	$—	$—	$—	$—	$46.09

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 & beyond
Midtown Manhattan NY
Park Avenue NY
Square Footage of Expiring Leases	66,610	164,723	107,291	481,316	201,557	462,395	250,804	262,620	363,724	893,493	1,948,376
Percent of Total rentable sq. ft.	0.21%	0.52%	0.34%	1.51%	0.63%	1.45%	0.78%	0.82%	1.14%	2.80%	6.10%
Annual escalated rent(1)	3,665,546	9,325,127	6,947,385	30,138,998	12,045,052	25,726,448	13,998,636	16,574,296	20,380,094	49,262,311	126,568,445
No. of tenants whose lease expires	7	9	6	8	13	16	9	7	2	4	10
Annualized escalated rent per leased sq. ft.	$55.03	$56.61	$64.75	$62.62	$59.76	$55.64	$55.82	$63.11	$56.03	$55.13	$64.96
Annualized escalated rent per leased sq. ft.w/future rent step ups(2)	$55.03	$56.70	$64.95	$63.52	$60.27	$59.64	$63.88	$66.89	$65.13	$57.21	$76.25
East Side NY
Square Footage of Expiring Leases	54,910	—	6,000	—	—	—	—	—	26,450	29,000	536,500
Percent of Total rentable sq. ft.	0.17%	0.00%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	0.08%	0.09%	1.68%
Annual escalated rent(1)	1,850,443	—	204,541	—	—	—	—	—	1,708,528	1,696,844	31,983,426
No. of tenants whose lease expires	1	—	1	—	—	—	—	—	1	1	4
Annualized escalated rent per leased sq. ft.	$33.70	$—	$34.09	$—	$—	$—	$—	$—	$64.59	$58.51	$59.61
Annualized escalated rent per leased sq. ft.w/future rent step ups(2)	$33.70	$—	$34.09	$—	$—	$—	$—	$—	$69.51	$67.51	$72.40
Times Square NY
Square Footage of Expiring Leases	—	—	—	—	—	—	—	—	—	—	1,064,939
Percent of Total rentable sq. ft.	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	3.33%
Annual escalated rent(1)	—	—	—	—	—	—	—	—	—	—	52,125,575
No. of tenants whose lease expires	—	—	—	—	—	—	—	—	—	—	1
Annualized escalated rent per leased sq. ft.	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$48.95
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$63.34

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 & beyond
Greater San Francisco CA
San Francisco CBD CA
Square Footage of Expiring Leases	206,046	533,078	301,119	876,210	415,942	154,640	249,006	173,219	192,689	127,682	144,115
Percent of Total rentable sq. ft.	0.64%	1.67%	0.94%	2.74%	1.30%	0.48%	0.78%	0.54%	0.60%	0.40%	0.45%
Annual escalated rent(1)	9,062,977	24,617,436	13,659,909	42,667,239	19,778,183	6,455,991	10,836,176	10,603,710	17,971,253	5,184,464	6,219,404
No. of tenants whose lease expires	24	26	28	28	22	8	8	6	3	4	3
Annualized escalated rent per leased sq. ft.	$43.99	$46.18	$45.36	$48.70	$47.55	$41.75	$43.52	$61.22	$93.27	$40.60	$43.16
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$44.21	$45.76	$45.40	$50.36	$49.77	$43.70	$46.12	$71.67	$95.82	$44.64	$45.82
South San Francisco CA
Square Footage of Expiring Leases	265,759	41,877	54,604	34,138	11,867	12,770	5,256	7,724	—	—	—
Percent of Total rentable sq. ft.	0.83%	0.13%	0.17%	0.11%	0.04%	0.04%	0.02%	0.02%	0.00%	0.00%	0.00%
Annual escalated rent(1)	9,019,358	1,657,476	2,483,413	2,158,280	459,168	292,698	176,602	168,000	—	—	—
No. of tenants whose lease expires	10	6	10	5	2	2	1	1	—	—	—
Annualized escalated rent per leased sq. ft.	$33.94	$39.58	$45.48	$63.22	$38.69	$22.92	$33.60	$21.75	$—	$—	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$33.96	$40.28	$53.86	$72.34	$39.96	$23.95	$40.20	$30.00	$—	$—	$—
Princeton / East Brunswick
Princeton NJ
Square Footage of Expiring Leases	97,193	357,340	237,630	61,892	454,908	—	88,744	67,271	248,226	—	184,089
Percent of Total rentable sq. ft.	0.30%	1.12%	0.74%	0.19%	1.42%	0.00%	0.28%	0.21%	0.78%	0.00%	0.58%
Annual escalated rent(1)	2,788,097	10,250,336	7,261,045	1,999,357	11,991,227	—	2,621,318	2,258,407	7,304,945	—	5,290,671
No. of tenants whose lease expires	7	12	15	10	11	—	4	3	6	—	2
Annualized escalated rent per leased sq. ft.	$28.69	$28.69	$30.56	$32.30	$26.36	$—	$29.54	$33.57	$29.43	$—	$28.74
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$28.69	$28.75	$30.93	$33.94	$28.64	$—	$33.18	$36.23	$32.76	$—	$31.61
East Brunswick NJ
Square Footage of Expiring Leases	—	53,540	—	25,799	56,051	—	72,770	78,404	6,715	—	53,340
Percent of Total rentable sq. ft.	0.00%	0.17%	0.00%	0.08%	0.18%	0.00%	0.23%	0.25%	0.02%	0.00%	0.17%
Annual escalated rent(1)	—	1,834,990	—	846,610	1,829,029	—	2,264,838	2,432,359	229,141	—	1,870,101
No. of tenants whose lease expires	—	1	—	1	3	—	1	1	1	—	1
Annualized escalated rent per leased sq. ft.	$—	$34.27	$—	$32.82	$32.63	$—	$31.12	$31.02	$34.12	$—	$35.06
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$34.27	$—	$34.82	$36.03	$—	$37.12	$34.02	$36.12	$—	$38.06

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 & beyond
Baltimore MD
Baltimore MD
Square Footage of Expiring Leases	118,393	59,344	70,237	408,321	77,094	207,959	96,556	15,283	—	30,566	4,660
Percent of Total rentable sq. ft.	0.37%	0.19%	0.22%	1.28%	0.24%	0.65%	0.30%	0.05%	0.00%	0.10%	0.01%
Annual escalated rent(1)	2,558,256	1,292,189	2,252,545	12,408,170	2,486,931	3,902,018	1,829,290	456,880	—	955,188	103,154
No. of tenants whose lease expires	5	7	3	4	5	3	3	1	—	1	1
Annualized escalated rent per leased sq. ft.	$21.61	$21.77	$32.07	$30.39	$32.26	$18.76	$18.95	$29.89	$—	$31.25	$22.14
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$21.68	$22.22	$32.97	$31.32	$33.37	$22.14	$23.04	$37.60	$—	$39.89	$31.17
Richmond VA
Richmond VA
Square Footage of Expiring Leases	47,958	66,935	322,428	316,978	11,999	—	31,164	13,557	4,618	—	—
Percent of Total rentable sq. ft.	0.15%	0.21%	1.01%	0.99%	0.04%	0.00%	0.10%	0.04%	0.01%	0.00%	0.00%
Annual escalated rent(1)	1,045,952	1,439,879	7,436,782	8,351,801	307,542	—	732,658	152,918	119,131	—	—
No. of tenants whose lease expires	8	2	6	4	2	—	3	1	—	—	—
Annualized escalated rent per leased sq. ft.	$21.81	$21.51	$23.06	$26.35	$25.63	$—	$23.51	$11.28	$25.80	$—	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$22.00	$22.02	$24.14	$27.92	$28.23	$—	$27.20	$11.28	$29.60	$—	$—
Total Class A Office Building
Square Footage of Expiring Leases	1,250,690	2,147,159	2,449,146	3,202,446	2,269,650	1,387,399	2,433,279	1,306,664	2,667,183	1,997,499	5,629,350
Percent of Total rentable sq. ft.	3.91%	6.72%	7.66%	10.02%	7.10%	4.34%	7.61%	4.09%	8.35%	6.25%	17.62%
Annual escalated rent(1)	41,584,084	82,814,278	91,432,763	131,628,890	86,115,272	57,428,683	89,372,226	59,464,648	106,196,363	88,602,164	282,751,210
No. of tenants whose lease expires	121	142	164	108	114	40	45	42	34	25	44
Annualized escalated rent per leased sq. ft.	$33.25	$38.57	$37.33	$41.10	$37.94	$41.39	$36.73	$45.51	$39.82	$44.36	$50.23
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$33.37	$38.79	$38.44	$42.50	$39.61	$41.13	$40.40	$51.63	$45.87	$48.65	$60.70

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 & beyond
OFFICE/TECHNICAL PROPERTIES
Greater Boston MA
East Cambridge MA
Square Footage of Expiring Leases	—	—	—	—	—	—	—	—	—	67,362	—
Percent of Total rentable sq. ft.	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.21%	0.00%
Annual escalated rent(1)	—	—	—	—	—	—	—	—	—	1,466,955	—
No. of tenants whose lease expires	—	—	—	—	—	—	—	—	—	1	—
Annualized escalated rent per leased sq. ft.	$—	$—	$—	$—	$—	$—	$—	$—	$—	$21.78	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$—	$—	$—	$—	$—	$—	$—	$—	$24.03	$—
Rte 128 Northwest MA
Square Footage of Expiring Leases	—	—	—	253,704	144,140	—	—	—	80,000	—	—
Percent of Total rentable sq. ft.	0.00%	0.00%	0.00%	0.79%	0.45%	0.00%	0.00%	0.00%	0.25%	0.00%	0.00%
Annual escalated rent(1)	—	—	—	3,328,641	1,784,982	—	—	—	1,579,750	—	—
No. of tenants whose lease expires	—	—	—	5	3	—	—	—	1	—	—
Annualized escalated rent per leased sq. ft.	$—	$—	$—	$13.12	$12.38	$—	$—	$—	$19.75	$—	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$—	$—	$14.44	$15.32	$—	$—	$—	$22.25	$—	$—
Greater Washington DC
Fairfax County VA
Square Footage of Expiring Leases	100,912	67,791	101,345	33,400	163,422	—	—	79,971	57,321	—	135,750
Percent of Total rentable sq. ft.	0.32%	0.21%	0.32%	0.10%	0.51%	0.00%	0.00%	0.25%	0.18%	0.00%	0.42%
Annual escalated rent(1)	1,463,566	1,196,458	1,446,746	522,025	3,472,883	—	—	1,167,906	779,083	—	2,123,844
No. of tenants whose lease expires	5	4	5	1	4	—	—	1	1	—	2
Annualized escalated rent per leased sq. ft.	$14.50	$17.65	$14.28	$15.63	$21.25	$—	$—	$14.60	$13.59	$—	$15.65
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$14.63	$18.09	$14.99	$16.87	$21.42	$—	$—	$14.60	$13.59	$—	$17.48
Greater San Francisco CA
South San Francisco CA
Square Footage of Expiring Leases	43,775	14,500	45,869	8,500	10,350	—	—	—	—	—	—
Percent of Total rentable sq. ft.	0.14%	0.05%	0.14%	0.03%	0.03%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Annual escalated rent(1)	730,802	236,004	655,035	138,372	130,800	—	—	—	—	—	—
No. of tenants whose lease expires	22	6	14	4	3	—	—	—	—	—	—
Annualized escalated rent per leased sq. ft.	$16.69	$16.28	$14.28	$16.28	$12.64	$—	$—	$—	$—	$—	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$16.69	$16.71	$14.90	$17.57	$15.49	$—	$—	$—	$—	$—	$—
Total Office/Technical
Square Footage of Expiring Leases	144,687	82,291	147,214	295,604	317,912	—	—	79,971	137,321	67,362	135,750
Percent of Total rentable sq. ft.	0.45%	0.26%	0.46%	0.93%	0.99%	0.00%	0.00%	0.25%	0.43%	0.21%	0.42%
Annual escalated rent(1)	2,194,368	1,432,462	2,101,781	3,989,038	5,388,665	—	—	1,167,906	2,358,833	1,466,955	2,123,844
No. of tenants whose lease expires	27	10	19	10	10	—	—	1	2	1	2
Annualized escalated rent per leased sq. ft.	$15.17	$17.41	$14.28	$13.49	$16.95	$—	$—	$14.60	$17.18	$21.78	$15.65
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$15.26	$17.85	$14.96	$14.80	$18.46	$—	$—	$14.60	$18.63	$24.03	$17.48

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 & beyond
INDUSTRIAL PROPERTIES
Greater Boston MA
Rte 128 South West MA
Square Footage of Expiring Leases	152,009	—	—	—	—	—	—	—	—	—	—
Percent of Total rentable sq. ft.	0.48%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Annual escalated rent(1)	1,163,535	—	—	—	—	—	—	—	—	—	—
No. of tenants whose lease expires	2	—	—	—	—	—	—	—	—	—	—
Annualized escalated rent per leased sq. ft.	$7.65	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$8.19	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—
Greater San Francisco CA
South San Francisco CA
Square Footage of Expiring Leases	—	40,000	—	—	20,000	—	—	—	—	—	—
Percent of Total rentable sq. ft.	0.00%	0.13%	0.00%	0.00%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Annual escalated rent(1)	—	421,476	—	—	233,256	—	—	—	—	—	—
No. of tenants whose lease expires	—	1	—	—	1	—	—	—	—	—	—
Annualized escalated rent per leased sq. ft.	$—	$10.54	$—	$—	$11.66	$—	$—	$—	$—	$—	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$10.78	$—	$—	$12.91	$—	$—	$—	$—	$—	$—
Bucks County PA
Bucks County PA
Square Footage of Expiring Leases	—	161,000	—	—	—	—	—	—	—	—	—
Percent of Total rentable sq. ft.	0.00%	0.50%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Annual escalated rent(1)	—	771,048	—	—	—	—	—	—	—	—	—
No. of tenants whose lease expires	—	1	—	—	—	—	—	—	—	—	—
Annualized escalated rent per leased sq. ft.	$—	$4.79	$—	$—	$—	$—	$—	$—	$—	$—	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$4.79	$—	$—	$—	$—	$—	$—	$—	$—	$—
Total Industrial Properties
Square Footage of Expiring Leases	152,009	201,000	—	—	20,000	—	—	—	—	—	—
Percent of Total rentable sq. ft.	0.48%	0.63%	0.00%	0.00%	0.06%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Annual escalated rent(1)	1,163,535	1,192,524	—	—	233,256	—	—	—	—	—	—
No. of tenants whose lease expires	2	2	—	—	1	—	—	—	—	—	—
Annualized escalated rent per leased sq. ft.	$7.65	$5.93	$—	$—	$11.66	$—	$—	$—	$—	$—	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$8.19	$5.98	$—	$—	$12.91	$—	$—	$—	$—	$—	$—

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 & beyond
RETAIL
Boston,Region MA
Square Footage of Expiring Leases	55,534	87,456	58,554	15,154	432	5,466	—	37,110	11,599	55,076	337,648
Percent of Total rentable sq. ft.	0.17%	0.27%	0.18%	0.05%	0.00%	0.02%	0.00%	0.12%	0.04%	0.17%	1.06%
Annual escalated rent(1)	5,842,381	5,429,030	2,465,639	1,057,710	55,923	427,825	—	1,418,251	619,611	1,917,359	8,342,871
No. of tenants whose lease expires	54	29	15	7	2	2	—	1	2	5	14
Annualized escalated rent per leased sq. ft.	$105.20	$62.08	$42.11	$69.80	$129.45	$78.27	$—	$38.22	$53.42	$34.81	$24.71
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$105.86	$62.37	$44.09	$70.24	$146.53	$78.27	$—	$40.22	$57.60	$36.41	$37.80
San Francisco Region
Square Footage of Expiring Leases	38,429	29,285	23,012	18,043	20,891	24,937	35,048	30,749	3,474	35,018	7,690
Percent of Total rentable sq. ft.	0.12%	0.09%	0.07%	0.06%	0.07%	0.08%	0.11%	0.10%	0.01%	0.11%	0.02%
Annual escalated rent(1)	1,708,645	1,405,724	1,136,754	901,480	1,345,300	1,256,211	1,575,948	1,285,287	196,298	2,090,812	523,973
No. of tenants whose lease expires	20	8	6	8	13	7	8	6	2	14	5
Annualized escalated rent per leased sq. ft.	$44.46	$48.00	$49.40	$49.96	$64.40	$50.38	$44.97	$41.80	$56.50	$59.71	$68.14
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$43.72	$48.61	$50.31	$50.36	$68.34	$52.85	$47.97	$47.62	$65.98	$68.68	$75.10
Washington Region
Square Footage of Expiring Leases	810	5,209	9,570	6,645	23,248	16,338	—	10,277	11,221	7,519	23,685
Percent of Total rentable sq. ft.	0.00%	0.02%	0.03%	0.02%	0.07%	0.05%	0.00%	0.03%	0.04%	0.02%	0.07%
Annual escalated rent(1)	27,770	209,969	390,327	277,533	676,112	583,620	—	370,157	468,529	149,731	789,615
No. of tenants whose lease expires	1	2	6	3	7	2	—	2	4	3	3
Annualized escalated rent per leased sq. ft.	$34.28	$40.31	$40.79	$41.77	$29.08	$35.72	$—	$36.02	$41.75	$19.91	$33.34
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$34.28	$40.89	$42.54	$41.82	$30.08	$41.04	$—	$41.92	$47.09	$24.73	$46.86
New York Region
Square Footage of Expiring Leases	2,315	3,800	3,230	17,700	6,876	3,232	—	10,608	15,395	22,865	128,242
Percent of Total rentable sq. ft.	0.01%	0.01%	0.01%	0.06%	0.02%	0.01%	0.00%	0.03%	0.05%	0.07%	0.40%
Annual escalated rent(1)	323,973	257,239	374,855	784,617	644,793	152,587	—	523,164	1,321,852	2,496,354	10,577,504
No. of tenants whose lease expires	3	3	3	7	4	2	—	3	7	5	16
Annualized escalated rent per leased sq. ft.	$139.95	$67.69	$116.05	$44.33	$93.77	$47.21	$—	$49.32	$85.86	$109.18	$82.48
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$139.95	$70.15	$125.46	$45.57	$103.12	$52.33	$—	$58.03	$103.06	$127.04	$109.15
Princeton Region
Square Footage of Expiring Leases	—	2,904	—	—	—	—	—	—	—	—	—
Percent of Total rentable sq. ft.	0.00%	0.01%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Annual escalated rent(1)	—	48,000	—	—	—	—	—	—	—	—	—
No. of tenants whose lease expires	—	—	—	—	—	—	—	—	—	—	—
Annualized escalated rent per leased sq. ft.	$—	$16.53	$—	$—	$—	$—	$—	$—	$—	$—	$—
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$16.53	$—	$—	$—	$—	$—	$—	$—	$—	$—

	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013 & beyond
Other Regions
Square Footage of Expiring Leases	—	—	—	6,840	12,410	1,461	—	625	—	1,400	2,515
Percent of Total rentable sq. ft.	0.00%	0.00%	0.00%	0.02%	0.04%	0.00%	0.00%	0.00%	0.00%	0.00%	0.01%
Annual escalated rent(1)	8,721	4,376	—	228,633	255,491	20,454	—	14,754	—	12,100	56,613
No. of tenants whose lease expires	1	1	—	1	2	1	—	1	—	1	1
Annualized escalated rent per leased sq. ft.	$—	$—	$—	$33.43	$20.59	$14.00	$—	$23.61	$—	$8.64	$22.51
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$—	$—	$—	$33.43	$23.06	$18.00	$—	$30.62	$—	$9.92	$26.92
Total Retail Properties
Square Footage of Expiring Leases	97,088	128,654	94,366	64,382	63,857	51,434	35,048	89,369	41,689	121,878	499,780
Percent of Total rentable sq. ft.	0.30%	0.40%	0.30%	0.20%	0.20%	0.16%	0.11%	0.28%	0.13%	0.38%	1.56%
Annual escalated rent(1)	7,911,489	7,354,337	4,367,574	3,249,972	2,977,620	2,440,696	1,575,948	3,611,613	2,606,290	6,666,356	20,290,577
No. of tenants whose lease expires	79	43	30	26	28	14	8	13	15	28	39
Annualized escalated rent per leased sq. ft.	$81.49	$57.16	$46.28	$50.48	$46.63	$47.45	$44.97	$40.41	$62.52	$54.70	$40.60
Annualized escalated rent per leased sq. ft. w/future rent step ups(2)	$81.57	$57.60	$48.23	$51.04	$49.89	$50.78	$47.97	$45.01	$72.26	$61.66	$57.06

(1)
Annual escalated rent is the monthly contractual rent under existing leases as of December 31, 2002 multiplied by twelve. This amount reflects total rent before any rent abatements and includes expense reimbursements, which may be estimates as of such date.
(2)
Annualized escalated rent per leased square foot with future rent step ups represents annualized escaled rent per square foot as described in footnote (1) above, but also reflects contractual increases in monthly base rent that occur after December 31, 2002.

Item 4.    Security Ownership of Certain Beneficial Owners and Management

        The following table shows the beneficial ownership of units of partnership interest in BPLP as of February 1, 2003 by:

  •
  each director and nominee for director of Boston Properties, Inc., our general partner;

  •
  the Chairman of the Board, the President and Chief Executive Officer and the three other most highly compensated executive officers of Boston Properties, Inc., our general partner, each of whose compensation exceeded $100,000 during the fiscal year ended December 31, 2002 (the "named executive officers");

  •
  all directors, nominees for director and executive officers of Boston Properties, Inc., our general partner, as a group; and

  •
  each limited partner known by BPLP to hold more than 5% beneficial interest of our outstanding units of limited partnership interest.

        On February 1, 2003, there were 116,339,801 common units of limited partnership interests in BPLP outstanding (including common units held by Boston Properties, Inc., our general partner), each of which is redeemable for one share of Boston Properties, Inc.'s common stock (if Boston Properties, Inc., as our general partner, elects to issue common stock rather than pay cash upon such redemption), 2,376,853 Series One preferred units of limited partnership in BPLP outstanding, each of which is currently convertible into 0.88889 common units (or a total of 2,112,680.60 common units) and 5,400,661.53 Series Two preferred units of limited partnership in BPLP outstanding, each of which is currently convertible into approximately 1.312336 common units (or a total of 7,087,482.55 common units).

Name and Business Address Of Beneficial Owner*	Number of Units Beneficially Owned	Percent of All Units(1)
Directors, Nominees for Director and Executive Officers
Mortimer B. Zuckerman(2)	6,261,768.00	4.99%
Lawrence S. Bacow	0.00	**
William M. Daley	0.00	**
Alan B. Landis (3)	1,551,262.38	1.24%
Edward H. Linde(4)	7,144,949.00	5.69%
Alan J. Patricof	0.00	**
Richard E. Salomon(5)	169,059.23	**
Ivan G. Seidenberg	0.00	**
Martin Turchin	0.00	**
David A. Twardock	0.00	**
Robert E. Burke(6)	286,170.00	**
Raymond A. Ritchey(7)	286,170.00	**
Douglas T. Linde	56,830.00	**
5% Holders
Boston Properties, Inc.	95,865,559.63	76.36%
All directors and executive officers as group (15 persons)	15,862,508.75	12.64%

*
Unless otherwise indicated, the address is c/o Boston Properties, Inc., 111 Huntington Avenue, Suite 300, Boston, Massachusetts 02199-7610.

**
Less than 1%

(1)
Includes all common units and all Series One and Series Two preferred units (on an as converted basis) held by the person. The total number of units used in calculating this percentage includes all of the common units and all Series One and Series Two preferred units (on an as converted basis) outstanding held by all persons, including Boston Properties, Inc.

(2)
Includes 46,474 common units held by limited partnerships controlled indirectly by Mr. Zuckerman. Excludes 1,405,392 common units held by The MBZ 1996 Trust, of which Mr. Zuckerman is the grantor.

(3)
Includes 278,962 Series One preferred units held directly, 1,187,244 Series One preferred units held by a partnership of which Mr. Landis is the general partner, various corporations of which Mr. Landis is the sole stockholder, and various family trusts, and 278,962 Series One preferred units held by Mr. Landis' wife. Mr. Landis is deemed to own directly or indirectly 1,551,262.38 common units into which these Series One preferred units so held are convertible. Mr. Landis disclaims beneficial ownership of the Series One preferred units held by his wife.

(4)
Includes 46,474 common units held by limited partnerships controlled indirectly by Mr. E. Linde. Includes 1,405,392 common units held by The MBZ 1996 Trust, of which Mr. E. Linde serves as sole trustee, and 1,763,426 common units held through other trusts.

(5)
Includes 83,728.43 Series Two preferred units held directly and 45,094.70 Series Two preferred units held by trusts and an estate of which Mr. Salomon is a co-executor. Mr. Salomon is deemed to own directly or indirectly the 169,059.23 common units into which these Series Two preferred units so held are convertible.

(6)
Includes 37,547 common units held by a limited liability company of which Mr. Burke is the managing member and 379 common units held by Mr. Burke's wife. Mr. Burke disclaims beneficial ownership of the common units held by his wife.

(7)
Includes 35,244 common units held by a limited liability company of which Mr. Ritchey is the managing member and 356 common units held by Mr. Ritchey's wife. Mr. Ritchey disclaims beneficial ownership of the common units held by his wife.

Item 5.    Directors and Executive Officers

        BPLP is managed by Boston Properties, Inc. in its capacity as our general partner. Consequently, we do not have our own separate directors or executive officers. This Item 5 reflects information with respect to the directors and executive officers of Boston Properties, Inc.

        Boston Properties, Inc. will hold its annual meeting of stockholders on May 7, 2003. At that time, the stockholders will vote on the election of directors. At the annual meeting, one Class II director will be elected to serve until the 2005 annual meeting, or until his successor is duly elected and qualified, and three Class III directors will be elected to serve until the 2006 annual meeting, or until their successors are duly elected and qualified. Following the recommendation of the Interim Nominating Committee of Boston Properties, Inc., both in connection with the expansion of the Board of Directors and the decision by Mr. Ivan G. Seidenberg not to stand for re-election, the Board of Directors of Boston Properties, Inc. nominated Lawrence S. Bacow to serve as a Class II director and William M. Daley, Edward H. Linde and David A. Twardock to serve as Class III directors.

Directors

  Nominee for Election as Class II Director—Term Expiring 2005

        Lawrence S. Bacow.    Mr. Lawrence S. Bacow currently serves as President of Tufts University. Prior to his appointment to this position, Mr. Bacow served in various capacities at the Massachusetts Institute of Technology, including his most recent position as Chancellor since August 1998. During his

24 year tenure at the Massachusetts Institute of Technology, Mr. Bacow was the Lee and Geraldine Martin Professor of Environmental Studies in the Department of Urban Studies and Planning and he also served as the Director of the MIT Center for Real Estate Development, the Chair of the MIT Council on the Environment and the Chairman of the Faculty of the Massachusetts Institute of Technology. Mr. Bacow serves as a director of Tufts University, Hebrew College, Wheaton College and the Jewish Community Housing for the Elderly. He received a BS in Economics from the Massachusetts Institute of Technology and a Ph.D., an M.P.P. and a J.D. from Harvard University. He is 51 years old.

  Nominees for Election as Class III Directors—Term Expiring 2006

        William M. Daley.    Mr. William M. Daley is President of SBC Communications, Inc. Prior to his appointment in December of 2001 to this position, Mr. Daley served as Vice Chairman of Evercore Capital Partners L.P., a private equity investment firm. He also served as United States Secretary of Commerce from January 1997 to July 2000 and as Chairman of the 2000 presidential election campaign of Vice President Al Gore. Mr. Daley serves as a director of Merck & Company, The Joffrey Ballet of Chicago, Loyola University and The Committee on US-China Foreign Relations. He received a BA from Loyola University and an LLB from John Marshall Law School. He is 54 years old.

        Edward H. Linde.    Mr. Edward H. Linde serves as President and Chief Executive Officer of Boston Properties, Inc. and has been a director of Boston Properties, Inc. since June 23, 1997. Mr. Linde co-founded Boston Properties, Inc. in 1970 after spending five years at Cabot, Cabot & Forbes, where he became Vice President and Senior Project Manager. Mr. Linde serves as a Vice Chairman of the Board of Trustees of the Boston Symphony Orchestra and a director of Jobs for Massachusetts. He is also a member of the Board of Directors of John Hancock Financial Services, Inc. Mr. Linde serves as second vice chair of the National Association of Real Estate Investment Trusts. Mr. Linde received a BS in Civil Engineering from MIT in 1962 and an MBA from Harvard Business School, where he was a Baker Scholar, in 1964. His son, Douglas T. Linde, serves as Boston Properties, Inc.'s Senior Vice President, Chief Financial Officer and Treasurer. Mr. Linde is 61 years old.

        David A. Twardock.    Mr. David A. Twardock is the President and Chief Executive Officer of Prudential Mortgage Capital Company, LLC, the real estate finance affiliate of Prudential Financial, Inc. Since 1982, Mr. Twardock has held numerous positions relating to real estate equity and debt with Prudential, including his position from 1996 to November 1998 as Senior Managing Director of Prudential Realty Group. Mr. Twardock is a member of the Urban Land Institute, International Council of Shopping Centers, the Economics Club of Chicago, and the Real Estate Roundtable where he is Vice Chairman of the Real Estate Capital Policy Advisory Committee. Mr. Twardock serves as a director of Prudential Mortgage Capital Holdings Corp. and its various subsidiaries, Prudential Asset Resources, Inc., and Prudential Realty Securities, Inc., and he is a member of the Board of Managers of Strategic Hotel Capital, LLC. He received a BS in Civil Engineering from the University of Illinois and an MBA in Finance and Behavioral Science from the University of Chicago. He is 45 years old.

  Incumbent Class I Directors—Terms Expiring 2004

        Mortimer B. Zuckerman.    Mr. Mortimer B. Zuckerman serves as Chairman of Boston Properties, Inc.'s Board of Directors and has been a director since June 23, 1997. Mr. Zuckerman co-founded Boston Properties, Inc. in 1970 after spending seven years at Cabot, Cabot & Forbes where he rose to the position of Senior Vice President and Chief Financial Officer. He is also Chairman and Editor-in-Chief of U.S. News & World Report and Chairman and Publisher of the New York Daily News. Mr. Zuckerman serves as a trustee for New York University, a trustee of Memorial Sloan-Kettering Cancer Institute and a member of the Council on Foreign Relations, the International Institute for Strategic Studies and the Washington Institute for Near East Studies. He serves on the

Advisory Board of the Graduate School of Journalism at the University of California, Berkeley. He is currently serving as Chairman of the Conference of Presidents of Major American Jewish Organizations. He is a member of the J.P. Morgan National Advisory Board, and a member of the Board of Directors of Applied Graphics Technologies and the Center for Communications. He is also a former Associate Professor of City and Regional Planning at the Harvard Graduate School of Design, a former lecturer of City and Regional Planning at Yale University and a past president of the Board of Trustees of the Dana Farber Cancer Institute in Boston. Mr. Zuckerman is a graduate of McGill University in Montreal where he received an undergraduate degree in 1957 and a degree in law in 1961. He received an MBA with distinction from the Wharton School, University of Pennsylvania in 1961 and an LLM from Harvard University in 1962. He has also received three honorary degrees. Mr. Zuckerman was awarded the Commandeur De L'Ordre des Arts et des Lettres by the government of France. He is 65 years old.

        Alan B. Landis.    Mr. Alan B. Landis has been a director of Boston Properties, Inc. since June 30, 1998. He also serves as the Chief Executive Officer of The Landis Group, a real estate development and management organization which was the developer of the Carnegie Center. Since 1967, Mr. Landis has held various positions with The Landis Group or its predecessors. He has served as the Co-Chairman and Trustee of the Foundation Fighting Blindness Celebrity Golf Classic since 1988 and has been appointed to the Advisory Board to Prevent Child Abuse. He was named a trustee to the Hun School at Princeton in 1988. Mr. Landis has been the recipient of several awards, including The Urban Land Institute Award for Excellence, The American and National Planning Association Awards, The American Institute of Architects Award for Precedent Setting Achievements in Land Use and Development, The American Society of Landscape Architects Environmental Enhancement Award, The National Association of Industrial Office Parks Impact Award/Developer of the Year Award, the MSM Community Development Award and the Israel Peace Medal. He received a BS in Accounting from New York University in 1965. Mr. Landis was appointed to the Boston Properties, Inc.'s Board of Directors pursuant to a directorship agreement in connection with our acquisition of a portfolio of properties in New Jersey. Boston Properties, Inc. agreed that the Board of Directors will nominate Mr. Landis for re-election as a director at each annual meeting of stockholders in a year in which his term expired as long as Mr. Landis (together with parties related to him) continue to beneficially own at least one percent of the aggregate number of outstanding shares of common stock of Boston Properties, Inc. and units of limited partnership interest in BPLP. Additionally, Mr. Landis must comply with the policies of Boston Properties, Inc.'s Board of Directors and attend a certain number of the meetings of Boston Properties, Inc.'s Board of Directors. Mr. Landis' brother, Mitchell S. Landis, serves as Senior Vice President and Manager of our Princeton office. Mr. Landis is 60 years old.

        Richard E. Salomon.    Mr. Richard E. Salomon has been a director of Boston Properties, Inc. since November 12, 1998. He is President of Mecox Ventures, a private investment company. Mr. Salomon was President and Managing Director of the investment advisory firm, Spears, Benzak, Salomon & Farrell from 1982 until 2000. Mr. Salomon serves as Senior Advisor to Mr. David Rockefeller. He represented Rockefeller interests on the Executive Committee of Embarcadero Center from 1977 until 1998. In addition, he is Chairman of the Advisory Board of Blackstone Alternative Asset Management and a member of the Advisory Board of the Geoeconomic Center at The Council on Foreign Relations. He is a director of Strategic Hotel Capital. He is a trustee of the Museum of Modern Art, The New York Public Library, Rockefeller University and the Alfred P. Sloan Foundation. Mr. Salomon serves as the Chairman of the Investment Committee of Rockefeller University and is a member of the Investment Committee at The Council of Foreign Relations, The New York Public Library, the Museum of Modern Art and the Alfred P. Sloan Foundation. He received a BA from Yale University in 1964 and an MBA from Columbia University Graduate School of Business in 1967. He is 60 years old.

  Incumbent Class II Directors—Terms Expiring 2005

        Alan J. Patricof.    Mr. Alan J. Patricof has been a director of Boston Properties, Inc. since June 23, 1997. Mr. Patricof is Vice Chairman of the Board of Directors of Apax Partners, Inc.—formerly Patricof & Co. Ventures, the company he founded in 1969. He also serves as a director of ATX Communications, Inc., Johnny Rocket Group, Zinio Systems, Inc. and 7th OnLine Inc. In addition, he currently serves on The Board of Trustees of Columbia University Graduate School of Business, Continuum Health Partners, East Hampton Historical Society, the Drama School Board of Governors of the Actors Studio Division of New York University and Trickle Up Program. He is a member of the Council on Foreign Relations and the New York Administrative Committee of Fleet National Bank. Mr. Patricof received a BS in Finance from Ohio State University and an MBA from Columbia University Graduate School of Business. He is 68 years old.

        Martin Turchin.    Mr. Martin Turchin has been a director of Boston Properties, Inc. since June 23, 1997. Since 1985, Mr. Turchin has served as Vice-Chairman of Insignia/ESG, Inc., a subsidiary of Insignia Financial Group, one of the nation's largest commercial real estate brokerage, consulting and management firms. Prior to joining Insignia/ESG, Inc., he spent 14 years with Kenneth E. Laub & Company, Inc. where he was involved in real estate acquisition, financing, leasing and consulting. Mr. Turchin has more than 30 years experience as a commercial real estate broker, consultant and advisor and has been involved in some of the largest real estate transactions in the United States. During his career, he has orchestrated more than 50 million square feet of real estate transactions. Mr. Turchin is a three time recipient of the Real Estate Board of New York's "Most Ingenious Deal of the Year Award" and a two time recipient of the "Robert T. Lawrence Award." Mr. Turchin holds a BS from City College of the University of New York and a JD from St. John's Law School. He is 61 years old.

Executive Officers who are not Directors

        Robert E. Burke.    Mr. Robert E. Burke serves as Executive Vice President, Chief Operating Officer of Boston Properties, Inc., with responsibility for administrative policy and day-to-day control of our operations. Prior to his appointment in April 1998 to this position, he served for 12 years as Senior Vice President and Co-Manager of our Washington, D.C. office. He joined us in 1979 to open our Washington, D.C. area office, serving as General Manager in charge of operations of that office until 1998. Prior to 1979, Mr. Burke spent over seven years as General Manager of the John Fitzgerald Kennedy Library Corporation where he directed the development of the John Fitzgerald Kennedy Library and Museum. He has also held engineering and management positions with General Electric Company, SCM Corporation and Harvard University. He received dual degrees in 1960 when he earned a BS from Bates College and a Bachelor of Civil Engineering degree from Rensselaer Polytechnic Institute. He is 65 years old.

        Raymond A. Ritchey.    Mr. Raymond A. Ritchey serves as Executive Vice President, National Director of Acquisitions and Development of Boston Properties, Inc. Prior to his appointment in April 1998 to this position, he served as Senior Vice President and Co-Manager of our Washington, D.C. office. In his current position, Mr. Ritchey is responsible for all business development, leasing and marketing as well as new opportunity origination in the Washington, D.C. area. He also directly oversees similar activities on a national basis. Mr. Ritchey joined us in 1980, leading our expansion to become one of the dominant real estate firms in the Washington, D.C. metropolitan area. For four years prior to joining us, Mr. Ritchey was one of the leading commercial real estate brokers in the Washington, D.C. area with Coldwell Banker. He is a 1972 graduate of the U.S. Naval Academy and a 1973 graduate of the U.S. Naval Post Graduate School in Monterey, California. He is 52 years old.

        Douglas T. Linde.    Mr. Douglas T. Linde serves as Senior Vice President, Chief Financial Officer and Treasurer of Boston Properties, Inc. He previously served as Senior Vice President for Financial and Capital Markets. Mr. Linde oversees the accounting, control and financial management departments and is also responsible for capital raising, financial strategy, planning and acquisitions. In addition, Mr. Linde has played a key role in our acquisition program, including the purchase and financing of the Prudential Center in Boston, the Embarcadero Center in San Francisco, the Carnegie Center Portfolio in Princeton, New Jersey, the Times Square development in New York City, 111 Huntington Avenue, Boston, Massachusetts and most recently 399 Park Avenue in New York City. He joined Boston Properties, Inc. in January 1997 as Vice President of Acquisitions and New Business to help identify and execute acquisitions and to develop new business opportunities. Prior to joining Boston Properties, Inc., Mr. Linde served from 1993 to 1997 as President of Capstone Investments, a Boston real estate investment company. From 1989 to 1993, he served as Project Manager and Assistant to the Chief Financial Officer of Wright Runstad and Company, a private real estate developer in Seattle, WA. He began his career in the real estate industry with Salomon Brothers' Real Estate Finance Group. Mr. Linde received a BA from Wesleyan University in 1985 and an MBA from Harvard Business School in 1989. Mr. Linde is on the Board of Overseers for the Beth Israel Deaconess Medical Center and serves on the Finance Committee and is a director of the Boston Municipal Research Bureau. Mr. Linde's father, Edward H. Linde, serves as Boston Properties, Inc.'s President, Chief Executive Officer and a director. Mr. Linde is 39 years old.

        Bryan J. Koop.    Mr. Bryan J. Koop serves as Senior Vice President and Manager of our Boston office. Mr. Koop is responsible for overseeing the operation of our existing regional portfolio in the Boston area, which includes the Prudential Center and Cambridge Center. He is also responsible for developing new business opportunities in the area. Prior to joining us in 1999, Mr. Koop served at Trammell Crow Company from 1982 to 1999 where his career covered high rise office building leasing and the development of commercial office buildings and shopping centers. From 1993 to 1999 his position was Managing Director and Regional Leader for Trammell Crow Company's New England region, which included all commercial office and shopping center operations. Mr. Koop is a member of the Board of Directors for the Massachusetts Chapter of NAIOP (National Association of Industrial and Office Parks). Mr. Koop received a BBA in 1980 and an MBA in 1982 from Texas Christian University. He is 44 years old.

        Mitchell S. Landis.    Mr. Mitchell S. Landis serves as Senior Vice President and Manager of our Princeton office. Prior to his appointment in February 2001 to this position, he served as Vice President and Manager of our Princeton office. He is responsible for overseeing development, leasing and management for the Carnegie Center and Tower Center assets and for the pursuit of new business opportunities in the region. Mr. Landis joined Boston Properties, Inc. in June 1998 when the assets of The Landis Group, for whom he was Chief Operating Officer, were acquired. For 19 years prior to that, he owned and operated Landis Food Services, a restaurant franchiser and owner in the Northeast United States and Canada. Mr. Landis received a BS degree in Economics from New York University in 1973 and completed coursework toward a masters degree in Economics in 1975. Mr. Landis' brother, Alan B. Landis, serves as a member of Boston Properties, Inc.'s Board of Directors. Mr. Landis is 52 years old.

        E. Mitchell Norville.    Mr. E. Mitchell Norville serves as Senior Vice President and Manager of our Washington, D.C. office. He is in charge of all development activities as well as being responsible for all administrative, project, construction and property management activities for our Washington D.C. office, with a staff of approximately 200 people. From 1994 to 1998, he served as Senior Vice President and Senior Project Manager of our Washington, D.C. office, with responsibilities for various project developments. Mr. Norville has been directly responsible for over four million square feet of new development and renovation projects. He received a BS in Mechanical Engineering from Clemson University in 1980 and an MBA from the University of Virginia in 1984. He is 44 years old.

        Robert E. Pester.    Mr. Robert E. Pester serves as Senior Vice President and Manager of our San Francisco office, with responsibility for all of our activities on the West Coast. Mr. Pester is responsible for overseeing existing operations at the Embarcadero Center and the Gateway Center in South San Francisco and developing new business opportunities in the area. Prior to joining us in 1998, he served as Executive Vice President and Chief Investment Officer of Bedford Property Investors, a real estate investment trust in Lafayette, CA, where he led the acquisitions and development program. Prior to 1994, he was President of Bedford Property Development, a private West Coast development concern that held more than $2 billion in real estate assets. From 1980 to 1989, he was a leading commercial real estate broker with Cushman & Wakefield in northern California, where he last served as Vice President. He is a 1979 graduate of the University of California at Santa Barbara with a BA in Economics and Political Science. He is 46 years old.

        Robert E. Selsam.    Mr. Robert E. Selsam serves as Senior Vice President and Manager of our New York office. He oversees all aspects of our New York activities, including development, acquisitions, leasing and building operations. He joined us as a Vice President in 1984, prior to which he was Director of Planning for the Metropolitan Transportation Authority of the State of New York. Mr. Selsam is a member of the Board of Governors of the Real Estate Board of New York and is a board member of the New York Building Congress. He is also Executive Vice President and past Co-Chairman of the Associated Builders and Owners of Greater New York, a trustee of Phipps Houses, President of the Salvadori Center and a member of the Advisory Board of Goldman Family Enterprises. He received a BA from the University of Pennsylvania in 1968 and an MS in Urban Planning from the Columbia University School of Architecture in 1970. He is 56 years old.

The Board of Directors and Its Committees

        Board of Directors.    Boston Properties, Inc. is currently managed by a seven member Board of Directors. If the nominees are elected at the 2003 annual meeting, Boston Properties, Inc. will be managed by a nine member Board of Directors, a majority of whom will be independent of management. The Board of Directors of Boston Properties, Inc. is divided into three classes, and the members of each class of directors serve for staggered three-year terms. Following the election of the nominees at the 2003 annual meeting, the Board of Directors will be composed of three Class I directors (Messrs. Zuckerman, Landis and Salomon), three Class II directors (Messrs. Bacow, Patricof and Turchin) and three Class III directors (Messrs. Daley, Linde and Twardock). The terms of the Class I, Class II and Class III directors will expire upon the election and qualification of directors at the annual meetings of stockholders held in 2004, 2005 and 2006, respectively. At each annual meeting of stockholders of Boston Properties, Inc., directors will be re-elected or elected for a full term of three years to succeed those directors whose terms are expiring.

        Audit Committee.    The Board of Directors of Boston Properties, Inc. has established an Audit Committee currently consisting of Messrs. Patricof (Chairman), Salomon and Seidenberg. The Audit Committee makes recommendations concerning the engagement of independent public accountants, reviews with the independent public accountants the scope and results of the audit engagement, approves professional services provided by the independent public accountants, reviews the independence of the independent public accountants, considers the range of audit and non-audit fees, and reviews the adequacy of our internal accounting controls. Each member of the audit committee is "independent" as that term is defined in the rules of the Securities and Exchange Commission and the applicable listing standards of the New York Stock Exchange.

        Compensation Committee.    The Board of Directors of Boston Properties, Inc. has established a Compensation Committee currently consisting of Messrs. Seidenberg (Chairman), Patricof and Salomon, all of whom are independent members of the Board of Directors. The Compensation Committee exercises all powers of the Board of Directors in connection with compensation matters, including incentive compensation and benefit plans. The Compensation Committee also has authority to grant awards under the 1997 Stock Option and Incentive Plan, as amended (the "1997 Stock Plan").

        Interim Nominating Committee.    The Board of Directors of Boston Properties, Inc. has established an Interim Nominating Committee, currently consisting of Messrs. Salomon (Chairman), Patricof and Seidenberg, all of whom are independent members of the Board of Directors. The Interim Nominating Committee reviews and recommends to the Board of Directors nominees for election as directors. The Interim Nominating Committee considers factors such as the independence and qualifications of a candidate and the current size and composition of the Board of Directors. It is currently expected that during 2003, the Interim Nominating Committee will complete its mandate from the Board of Directors, at which time a permanent Nominating and Corporate Governance Committee is expected to be established by the Board of Directors.

Item 6.    Executive Compensation

        BPLP is managed by Boston Properties, Inc., in its capacity as our general partner. Consequently, we have no directors and executive officers and pay no compensation. The information provided in this Item 6 reflects compensation paid to the directors and executive officers of Boston Properties, Inc.

Director Compensation

        Directors of Boston Properties, Inc. who are also employees receive no additional compensation for their services as directors. During 2002, Boston Properties, Inc. paid its non-employee directors a quarterly director fee of $7,500 for their services. In addition, non-employee directors received: (i) a fee of $1,000 for each Board of Directors meeting attended, (ii) an additional fee of $1,000 for each committee meeting attended, whether or not the committee meeting was held on the day of a meeting of the Board of Directors and (iii) a fee of $1,000 for each telephonic meeting attended. The chairman of each committee received a fee of $2,000 per committee meeting attended, whether or not the committee meeting was held on the day of a meeting of the Board of Directors. Effective January 16, 2003, the quarterly director fee was increased to $12,500 and for the chairman of the audit committee only, the additional fee paid was increased to $3,000 per audit committee meeting attended. Each non-employee director has made an election, in accordance with the 1997 Stock Plan and approved by the Board of Directors, to receive in lieu of cash fees deferred stock units to be settled in shares of common stock upon the person's retirement from the Board of Directors. Non-employee directors also are reimbursed for reasonable expenses incurred to attend Board of Directors and committee meetings.

        Prior to March 4, 2003, the 1997 Stock Plan provided that each new non-employee director was to receive, upon initial election to the Board of Directors, a non-qualified option to purchase 10,000 shares of common stock of Boston Properties, Inc. In addition, the 1997 Stock Plan provided that each non-employee director, on the 5th business day after each annual meeting of stockholders of Boston Properties, Inc., was to receive a non-qualified option to purchase 5,000 shares of common stock. Pursuant to these provisions, on May 8, 2002, Messrs. Landis, Patricof, Salomon, Seidenberg and Turchin each received a non-qualified option to purchase 5,000 shares of common stock. All such options become exercisable over the two-year period following the date of grant. On March 4, 2003, the Board of Directors, consistent with the decision to discontinue granting stock options to employees under the 1997 Stock Plan, amended the 1997 Stock Plan to eliminate the automatic option grants to non-employee directors. As a replacement for option grants, the Board of Directors adopted a formal policy regarding automatic grants to non-employee directors of restricted stock so that the compensation of non-employee directors will continue to be determined by a formula and not be subject to the Board's discretion on a year by year basis. Under this policy, from and after March 4, 2003, Boston Properties, Inc. will grant each new non-employee director, upon his or her initial election to its Board of Directors, a number of shares of restricted stock valued at $35,000. In addition, Boston Properties, Inc. will grant each non-employee director, on the 5th business day after each annual meeting of stockholders, a number of shares of restricted stock valued at $17,500. The actual number of shares of restricted stock that we will grant will be determined by dividing the fixed value of the grant by the closing price of Boston Properties, Inc.'s common stock on the New York Stock Exchange on the grant date. As with restricted stock awarded to employees, the shares of restricted stock granted to non-employee directors will vest over five years, with no shares vesting on the first and second anniversary of the grant date, 25% vesting on the third anniversary of the grant date, 35% vesting on the fourth anniversary of the grant date and 40% vesting on the fifth anniversary of the grant date. To establish the annual value of the shares of restricted stock to be granted to non-employee directors under the new formula, the Compensation Committee of the Board of Directors of Boston Properties, Inc. used the estimated value of the option grants under the old formula, determined on the basis of a Black-Scholes formula.

Executive Compensation

        Summary Compensation Table.    The following table sets forth the compensation paid for 2000, 2001, 2002 to the Chairman of the Board, the President and Chief Executive Officer and each of the three other named executive officers of Boston Properties, Inc.

Summary Compensation Table

Long-Term Compensation Awards
Annual Compensation
Name and Principal Position				Securities Underlying Options (#)		Restricted Stock Awards ($)(4)		All Other Compensation ($) (14)
	Year	Salary ($)	Bonus ($)
Mortimer B. Zuckerman Chairman	2002 2001 2000	$500,000 500,000 500,000	$1,000,000 — 500,000	— — 1,000,000	(1)	— — —		$12,376 10,344 144	(15) (15) (15)
Edward H. Linde President and Chief Executive Officer	2002 2001 2000	$500,000 500,000 500,000	$1,000,000 — 500,000	— — 1,000,000	(1)	— — —		$376 144 144	(16) (16) (16)
Robert E. Burke Executive Vice President and Chief Operating Officer	2002 2001 2000	$385,000 383,333 363,750	$300,000 211,750 325,000	— 75,000 75,000	(2) (3)	$300,009 134,627 145,518	(5) (6) (7)	$12,376 10,344 10,344
Raymond A. Ritchey Executive Vice President	2002 2001 2000	$400,000 397,083 363,750	$400,000 220,000 365,000	— 112,500 112,500	(2) (3)	$599,984 201,959 218,298	(8) (9) (10)	$12,376 10,344 10,344
Douglas T. Linde Senior Vice President, Chief Financial Officer and Treasurer	2002 2001 2000	$300,000 295,000 239,167	$375,000 210,000 300,000	— 112,500 82,500	(2) (3)	$599,984 201,959 160,107	(11) (12) (13)	$12,376 10,344 10,344

(1)
This long-term incentive award was granted under the 1997 Stock Plan by the Compensation Committee of the Board of Directors and was intended to cover a three-year period in recognition of Mr. Zuckerman's and Mr. E. Linde's contribution to the performance of Boston Properties, Inc. One-third of these options vest on each of the first, second and third anniversary of the date of grant. The date of grant was February 2, 2001, and the exercise price was $42.12 per share, the fair market value of a share of common stock on the date of grant calculated using the closing market price of Boston Properties, Inc.'s common stock on that date as reported on the New York Stock Exchange.

(2)
These options were granted under the 1997 Stock Plan by the Compensation Committee of the Board of Directors in recognition of services during fiscal year 2001. One-third of these options vest on each of the first, second and third anniversary of the date of grant or upon the recipient turning 65 years old. The date of grant was January 17, 2002 and the exercise price was $37.70 per share, the fair market value of a share of common stock on the date of grant calculated using the closing market price of Boston Properties, Inc.'s common stock on that date as reported on the New York Stock Exchange.

(3)
These options were granted under the 1997 Stock Plan by the Compensation Committee of the Board of Directors in recognition of services during fiscal year 2000. One-third of these options vest on each of the first, second and third anniversary of the date of grant or upon the recipient turning 65 years old. The date of grant was January 18, 2001, and the exercise price was $40.75 per share, the fair market value of a share of common stock on the date of grant calculated using the closing market price of Boston Properties, Inc.'s common stock on that date as reported on the New York Stock Exchange.

(4)
Restricted stock is awarded under the 1997 Stock Plan by Boston Properties, Inc.'s Compensation Committee of the Board of Directors. Restricted stock awards are reflected based on the fair market value of the shares of common stock awarded on the date of grant calculated using the closing market price of Boston Properties, Inc.'s common stock on that date as reported on the New York Stock Exchange. Dividends are payable on the restricted stock to the same extent and on the same date as dividends are paid on Boston Properties, Inc.'s common stock.

(5)
Mr. Burke received an award of 8,523 shares of restricted stock under the 1997 Stock Plan. The date of grant was January 24, 2003 and the fair market value of a share of common stock on the date of grant was $35.20. This grant was fully vested on the date of grant due to Mr. Burke being over the age of 65 on the date of grant. The value of the restricted stock as of December 31, 2002 was $314,158 based on the closing market price as reported on the New York Stock Exchange on December 31, 2002 of $36.86.

(6)
Mr. Burke received an award of 3,571 shares of restricted stock under the 1997 Stock Plan. The date of grant was January 17, 2002 and the fair market value of a share of common stock on the date of grant was $37.70. One-fifth of these shares were to vest on each of the first, second, third, fourth, and fifth anniversary of the award date, however, pursuant to the 1997 Stock Plan, the shares of restricted stock became fully vested upon Mr. Burke turning 65 years old on November 3, 2002. The value of the restricted stock as of December 31, 2001 was $135,698 based on the closing market price as reported on the New York Stock Exchange on December 31, 2001 of $38.00.

(7)
Mr. Burke received an award of 3,571 shares of restricted stock under the 1997 Stock Plan. The date of grant was January 18, 2001 and the fair market value of a share of common stock on the date of grant was $40.75. One-fifth of these shares were to vest on each of the first, second, third, fourth and fifth anniversary of the award date, however, the shares of restricted stock became fully vested upon Mr. Burke turning 65 years old on November 3, 2002. The value of the restricted stock as of December 29, 2000 was $155,338.50 based on the closing market price as reported on the New York Stock Exchange on December 29, 2000 of $43.50.

(8)
Mr. Ritchey received an award of 17,045 shares of restricted stock under the 1997 Stock Plan. The date of grant was January 24, 2003 and the fair market value of a share of common stock on the date of grant was $35.20. These shares of restricted stock vest over five years with no shares vesting in the first two years following the date of grant, 25% vesting on February 1, 2006, 35% vesting on February 1, 2007 and 40% vesting on February 1, 2008. The value of the restricted stock as of December 31, 2002 was $628,278.70 based on the closing market price as reported on the New York Stock Exchange on December 31, 2002 of $36.86.

(9)
Mr. Ritchey received an award of 5,357 shares of restricted stock under the 1997 Stock Plan. The date of grant was January 17, 2002 and the fair market value of a share of common stock on the date of grant was $37.70. One-fifth of these shares vest on each of the first, second, third, fourth, and fifth anniversary of the award date. The value of the restricted stock as of December 31, 2001 was $203,566 based on the closing market price as reported on the New York Stock Exchange on December 31, 2001 of $38.00.

(10)
Mr. Ritchey received an award of 5,357 shares of restricted stock under the 1997 Stock Plan. The date of grant was January 18, 2001 and the fair market value of a share of common stock on the date of grant was $40.75. One-fifth of these shares vest on each of the first, second, third, fourth and fifth anniversary of the award date. The value of the restricted stock as of December 29, 2000 was $233,029.50 based on the closing market price as reported on the New York Stock Exchange on December 29, 2000 of $43.50.

(11)
Mr. Douglas T. Linde received an award of 17,045 shares of restricted stock under the 1997 Stock Plan. The date of grant was January 24, 2003 and the fair market value of a share of common stock on the date of grant was $35.20. These shares of restricted stock vest over five years with no shares vesting in the first two years following the date of grant, 25% vesting on Februray 1, 2006, 35% vesting on February 1, 2007 and 40% vesting on February 1, 2008. The value of the restricted stock as of December 31, 2002 was $628,278.70 based on the closing market price as reported on the New York Stock Exchange on December 31, 2002 of $36.86.

(12)
Mr. Douglas T. Linde received an award of 5,357 shares of restricted stock under the 1997 Stock Plan. The date of grant was January 17, 2002 and the fair market value of a share of common stock on the date of grant was $37.70. One-fifth of these shares vest on each of the first, second, third, fourth, and fifth anniversary of the award date. The value of the restricted stock as of December 31, 2001 was $203,566 based on the closing market price as reported on the New York Stock Exchange on December 31, 2001 of $38.00.

(13)
Mr. Douglas T. Linde received an award of 3,929 shares of restricted stock under the 1997 Stock Plan. The date of grant was January 18, 2001 and the fair market value of a share of common stock on the date of grant was $40.75. One-fifth of these shares vest on each of the first, second, third, fourth, and fifth anniversary of the award date. The value of the restricted stock as of December 29, 2000 was $170,911.50 based on the closing market price as reported on the New York Stock Exchange on December 29, 2000 of $43.50.

(14)
Includes Boston Properties, Inc.'s matching contribution under its 401(k) plan (up to $12,000 per individual in 2002 and $10,200 per individual in 2001 and 2000, respectively), and the cost of term life insurance (approximately $376 per individual in 2002 and approximately $144 per individual in 2001 and in 2000). No named executive officer received personal benefits or perquisites in excess of the lesser of $50,000 or 10% of his aggregate salary and bonus.

(15)
Excludes the cost of certain administrative personnel and related services made available to Mr. Zuckerman in the ordinary course of business in connection with his duties as Chairman of the Board of Directors of Boston Properties, Inc. Only a portion of such costs are borne by Boston Properties, Inc. and the balance is shared by Mr. Zuckerman's other employers, including U.S. News & World Report and the New York Daily News.

(16)
Excludes the value of certain administrative services provided to Mr. E. Linde in the ordinary course of business in connection with his employment as President and Chief Executive Officer of Boston Properties, Inc.

Option Grants for Fiscal Year 2002

        We did not grant any options for fiscal year 2002.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth the aggregated number of options to purchase shares of Boston Properties, Inc.'s common stock exercised by the Chairman of the Board, the Chief Executive Officer and each of the three other named executive officers in 2002 and the number of shares of common stock covered by the stock options held by each of these officers as of December 31, 2002. The value of unexercised in-the-money options is based on the closing price of a share of common stock, as reported on the New York Stock Exchange, on December 31, 2002 of $36.86, minus the exercise price, multiplied by the number of shares underlying the options. An option is "in-the-money" if the fair market value of the shares of common stock underlying the option exceeds the option exercise price.

			Number of Securities Underlying Unexercised Options at Year-End (#)			Value of Unexercised in-the-Money Options at Year-End ($)
Name and Principal Position	Shares Acquired on Exercise(#)	Value Realized($)
			Exercisable		Unexercisable	Exercisable	Unexercisable
Mortimer B. Zuckerman Chairman	—	—	1,453,334	(1)	866,666	$5,783,200.00	$497,000.00
Edward H. Linde President and Chief Executive Officer	—	—	1,453,334		866,666	5,783,200.00	497,000.00
Robert E. Burke Executive Vice President and Chief Operating Officer	—	—	585,000		0	2,976,287.50	0.00
Raymond A. Ritchey Executive Vice President	—	—	612,500		225,000	3,749,187.50	240,843.75
Douglas T. Linde Senior Vice President, Chief Financial Officer and Treasurer	—	—	270,000		186,250	1,565,268.75	120,421.88

(1)
Includes 320,000 options exercised by Mr. Zuckerman on January 31, 2003. Mr. Zuckerman still retains beneficial ownership of the shares of common stock of Boston Properties, Inc. acquired upon the exercise of options.

EMPLOYMENT AND NONCOMPETITION AGREEMENTS

        Mr. Mortimer B. Zuckerman, as Chairman of the Board of Directors of Boston Properties, Inc., and Mr. Edward H. Linde, as President and Chief Executive Officer of Boston Properties, Inc., each has an employment and noncompetition agreement with Boston Properties, Inc. Pursuant to each agreement, during the term of such agreement, Mr. Zuckerman will devote a majority of his business time, and Mr. E. Linde will devote substantially all of his business time, to Boston Properties, Inc.'s business and affairs. The initial term of each agreement is three years beginning on January 17, 2003, in the case of Mr. Zuckerman, and November 29, 2002, in the case of Mr. E. Linde, with automatic one-year renewals commencing on each anniversary date unless written notice of termination is given 90 days prior to such date by either party. Apart from base salaries, each of Messrs. Zuckerman and E. Linde is eligible to receive bonus compensation, including stock options and restricted stock, to be determined in the discretion of the Compensation Committee of the Board of Directors of Boston Properties, Inc. Each of Messrs. Zuckerman's and E. Linde's employment with Boston Properties, Inc. may be terminated for "cause" by Boston Properties, Inc. for (1) gross negligence or willful misconduct, (2) an uncured breach of any of his material duties under the employment agreement, (3) fraud or other conduct against Boston Properties, Inc.'s material best interests, or (4) an indictment of a felony if such indictment has a material adverse effect on Boston Properties, Inc. Each of Messrs. Zuckerman and E. Linde may terminate his employment for "good reason," which includes (1) a substantial adverse change in the nature or scope of his responsibilities and authority under his employment agreement, (2) an uncured breach by Boston Properties, Inc. of any of its material obligations under his employment agreement or (3) an involuntary relocation of the office at which the employee is principally employed to a location more than 50 miles from such office, or the requirement that the employee be based at another office on an extended basis. If the employment of either of Messrs. Zuckerman or E. Linde is terminated by Boston Properties, Inc. "without cause" or by either of Messrs. Zuckerman or E. Linde for "good reason," then the respective employee will be entitled to a severance amount payable over a 12-month period equal to the sum of (x) his base salary plus (y) the amount of his cash bonus received in respect of the immediately preceding year. Each of Messrs. Zuckerman and E. Linde is also entitled to an additional 12 months of vesting in his stock-based awards and, subject to payment of premiums, may also participate in our health plan for up to 12 months.

        The employment agreements prohibit each of Messrs. Zuckerman and E. Linde, while he is director or officer of Boston Properties, Inc. and for one year thereafter, from (1) engaging, directly or indirectly, in the acquisition, development, construction, operation, management, or leasing of any commercial real estate property, (2) intentionally interfering with Boston Properties, Inc.'s relationships with its tenants, suppliers, contractors, lenders or employees or with any governmental agency, or (3) soliciting its tenants or employees. Pursuant to each employment agreement, however, Messrs. Zuckerman and E. Linde may engage in minority interest passive investments which include the acquisition, holding, and exercise of voting rights associated with investments made through (1) the purchase of securities that represent a non-controlling, minority interest in an entity or (2) the lending of money, but without management of the property or business to which such investment directly or indirectly relates and without any business or strategic consultation with such entity. In addition, each of Messrs. Zuckerman and E. Linde may participate as an officer or director of any organization that is not engaged in real estate activities provided that such activities do not materially restrict the individual's ability to fulfill his obligation to Boston Properties, Inc. as an employee or officer. In addition, each employment agreement provides that the noncompetition provision shall not apply if Messrs. Zuckerman's or E. Linde's employment is terminated following a change of control of Boston Properties, Inc.

        Messrs. Burke, Koop, M. Landis, D. Linde, Norville, Pester, Ritchey and Selsam have employment agreements with Boston Properties, Inc. similar to that of Mr. E. Linde, except that the initial term of the employment agreements is two years instead of three years, and these employees are permitted to participate as an officer or director of charitable organizations. Additionally, the geographic scope of the noncompetition provisions contained in the employment agreements is limited to Boston Properties, Inc.'s markets at the time of termination of their employment. In the case of Mr. Pester's agreement, in order to comply with California law that generally prohibits restrictive covenants in employment agreements, the noncompetition provision is limited to non-solicitation of employees and non-interference of business relationships.

        Boston Properties, Inc. will continue to be subject during the term of Mr. Selsam's employment to an agreement dated August 10, 1995 pursuant to which (1) he is eligible to receive commissions of 33.33% of any leasing commission received by Boston Properties, Inc. in connection with the lease of 90 Church Street, New York, New York and (2) he is paid 5% of the management fees earned on the same property. Mr. Selsam did not receive any commissions, but did receive $17,763 in management fees for fiscal year 2002.

SEVERANCE AGREEMENTS

        Boston Properties, Inc. entered into severance agreements with each of Mr. Zuckerman and Mr. Edward H. Linde on July 30, 1998. The severance agreements provide for severance benefits to Messrs. Zuckerman and E. Linde in the event of their termination under certain circumstances within 24 months following a "change in control." In the event a "terminating event" occurs within 24 months following a "change in control," Messrs. Zuckerman and E. Linde will each receive a lump sum amount equal to $3,000,000 if the date of termination is in the year 1998, $3,300,000 if the date of termination is in the year 1999, and $3,630,000 if the date of termination is in year 2000 or later. Health, dental and life insurance benefits are provided for three (3) years following termination. Finally, the severance agreements provide for tax protection in the form of excise tax gross-up as well as financial counseling, tax preparation assistance and outplacement counseling.

        Boston Properties, Inc. adopted the Boston Properties, Inc. Senior Executive Severance Plan (referred to as the senior plan) in order to reinforce and encourage the continued attention and dedication of the Executive Vice Presidents, the Chief Financial Officer and the Regional Office Heads. The senior plan provides for the payment of severance benefits to each such executive officer in the event of termination under certain circumstances within 24 months following a "change in control" of up to three (3) times such executive officers' annual base salary and three (3) times the amount of the average annual bonus earned by the executive officer with respect to the three (3) calendar years immediately prior to the "change in control." Tax protection, financial counseling, tax preparation assistance, outplacement counseling and continuation of health, dental and life insurance is the same as described above in the severance agreements.

        Boston Properties, Inc. adopted the Boston Properties, Inc. Executive Severance Plan (referred to as the executive plan) in order to reinforce and encourage the continued attention and dedication of the Senior Vice Presidents and those Vice Presidents with ten (10) or more years of tenure with Boston Properties, Inc. The executive plan is the same as the senior plan except that each such senior officer will receive a payment of up to two (2) times such senior officers annual base salary and two (2) times the amount of the average annual bonus. Financial counseling, tax preparation assistance, outplacement counseling and continuation of health, dental and life insurance benefits is provided for two (2) years following termination.

Compensation Committee Interlocks and Insider Participation

        Boston Properties, Inc. has established a Compensation Committee consisting of Messrs. Seidenberg, Patricof and Salomon. None of them has served as an officer or employee of Boston Properties, Inc. or has any other business relationship or affiliation with Boston Properties, Inc., except his service as a director. None of these persons had any relationships with Boston Properties, Inc. requiring disclosure under applicable rules and regulations.

Item 7.    Certain Relationships and Related Transactions

        On June 30, 1998, we acquired from entities controlled by Mr. Alan B. Landis a portfolio of properties known as the Carnegie Center Portfolio and Tower Center One and related operations and development rights (collectively, the "Carnegie Center Portfolio") and Mr. Landis became a director of Boston Properties, Inc. In connection with the acquisition of the Carnegie Center Portfolio, BPLP entered into a development agreement with affiliates of Mr. Landis providing for up to approximately 2,000,000 square feet of development in or adjacent to the Carnegie Center office complex. One affiliate of Mr. Landis is entitled to a purchase price for each parcel developed under the development agreement calculated on the basis of $20 per rentable square foot of property developed. Another affiliate of Mr. Landis could earn a contingent payment for each developed property that achieves a stabilized return in excess of a target annual return ranging between 10.5% and 11%. The development agreement also provides that upon negotiated terms and conditions, we and Mr. Landis would form a development company to provide development services for these development projects and would share the expenses and profits, if any, of this new company.

        A joint venture in which we have a 50% interest as of December 31, 2002, paid aggregate leasing commissions in 2002 of approximately $600,000 to a firm controlled by Mr. Raymond A. Ritchey's brother. Mr. Ritchey is an Executive Vice President of Boston Properties, Inc. The terms of the related agreement are at least as favorable to us as arrangements with other brokers in comparable markets.

        Mr. Martin Turchin, a director of Boston Properties, Inc. is a non-executive/non-director Vice Chairman of Insignia/ESG, Inc. Through an arrangement with Insignia that has been in place since 1985, Turchin & Associates, an affiliate of Mr. Turchin, participates in brokerage activities for which Insignia is retained as leasing agent, some of which involve leases for space within buildings owned by us. During the period from the date Mr. Turchin became a member of the Board of Directors of Boston Properties, Inc. in 1997 through December 31, 2002, Turchin & Associates has advised us that it has received an aggregate of $2.3 million from Insignia attributable to properties owned by us. Of this amount, $0.7 million (or approximately 30%) is in conjunction with funds we owed to Insignia related to the acquisition of 280 Park Avenue. The total amount that was paid to Turchin & Associates, excluding amounts paid related to obligations assumed in connection with the acquisition of 280 Park Avenue, represents approximately 4.83% of the total amount we have paid to Insignia since the date Mr. Turchin became a director of Boston Properties, Inc. in 1997. Pursuant to its arrangement with Insignia, Turchin & Associates has confirmed to us that it is paid on the same basis with respect to properties owned by us as it is with respect to properties owned by other clients of Insignia. Mr. Turchin does not participate in any discussions or other activities relating to our contractual arrangements with Insignia either in his capacity as a member of the Board of Directors of Boston Properties, Inc. or as a Vice Chairman of Insignia.

        Mr. David A. Twardock, a nominee for director of Boston Properties, Inc., is the President and Chief Executive Officer of Prudential Mortgage Capital Company, LLC, an affiliate of Prudential Financial, Inc. (collectively, "Prudential"). Prudential is one of our lenders and we have obtained financing from them on customary terms and conditions comparable with transactions involving other lenders. The total principal amount of loans from Prudential represented less than 2.5% of our total debt as of December 31, 2002. Prudential is also a tenant at various buildings that we own, but such leases in the aggregate represent less than one percent (approximately 0.35%) of our total in-service rentable square feet of office space. The leases are on customary conditions and terms comparable with transactions involving other lessees. On July 9, 2002, at the request of certain security holders, we offered Prudential, and all other holders of Boston Properties, Inc.'s Series A preferred stock and our Series Two and Series Three preferred units (collectively, the "Preferred Securities") the opportunity to convert such Preferred Securities in advance of December 31, 2002, the date on which the Preferred Securities would otherwise have become convertible. Prudential took part in this early conversion relating to its 2,000,000 shares of Series A preferred stock, which constitutes all of the Series A preferred stock outstanding, and its 167,394 Series Three preferred units. In connection with the conversion of the Series A preferred stock, Prudential received 2,624,671 shares of Boston Properties, Inc.'s common stock and in connection with the conversion of the Series Three preferred units, Prudential received 219,676 common units of BPLP.

        We paid Applied Printing Technologies, a printing company affiliated with Mr. Mortimer B. Zuckerman, Chairman of the Board of Directors of Boston Properties, Inc., approximately $80,000 for printing services provided in 2002, principally relating to the printing of Boston Properties, Inc.'s annual report to stockholders. The selection of Applied Printing Technologies as the printer for the annual report to stockholders was made through a bidding process open to multiple printing companies. Mr. Zuckerman has substantial business interests and relationships outside of his interest in Boston Properties, Inc., and such relationships are occasionally with entities that have business relationships or engage in commercial transactions in the ordinary course of business directly with Boston Properties, Inc. Mr. Zuckerman may have an indirect interest in such transactions by reason of his position or relationship with one or more of these parties.

        In the six-month period ending March 25, 2003, we completed six sales of assets using Internal Revenue Code Section 1031's Like Kind Exchange (LKE) technique. The acquisition of 399 Park Avenue on September 25, 2002 for cash consideration of $1.06 billion presented Boston Properties, Inc. with a unique opportunity; it allowed us to use it as a replacement property for asset sales aggregating up to $1.06 billion and to potentially sell assets which were encumbered by "no sale" clauses or other types of contractual tax protection for former owners of specific assets. In September, Boston Properties, Inc. publicly announced that it intended to strategically sell several assets and to use the net sale proceeds to retire the interim financing on 399 Park Avenue so as not to increase its balance sheet leverage on a pro forma basis. 399 Park Avenue was "purchased" pursuant to a Section 1031 LKE to facilitate the execution of this strategy. A number of potential sale properties were identified. Within the six-month statutory period, we sold six assets totaling approximately $895 million: 875 Third Avenue (New York), One and Two Independence Square (D.C.), 2391 West Winston Avenue (California), a land parcel at New Dominion Technology Park (Virginia), Candler Building (Maryland), and 2300 N Street, (D.C.). There were no federal or state income tax consequences from these sales because of our reliance on the LKE structure, which allowed us to maximize the amount of net proceeds we could use to reduce debt. Persons who had formerly owned interests in the sale properties before their original acquisition by BPLP, including Mortimer B. Zuckerman, Edward H. Linde, Raymond A. Ritchey, Robert E. Burke and other owners of partnership units of BPLP, also deferred recognition of taxable gain as a result of our use of the LKE structure. In the case of 875 Third Avenue, One and Two Independence Square and 2300 N Street we could not have sold the assets other than through an LKE because each property was encumbered by a "no sale" clause as part of its original acquisition by BPLP, and taxable sales would have triggered contract damages or required third party consents. 2391 West Winton Avenue did not have any restrictions on sale; however, if we had sold it in a taxable sale, there would have been adverse tax consequences to both Boston Properties, Inc. and Mr. Zuckerman as the former owner. The independent members of Boston Properties, Inc.'s Board of Directors determined that it was in the best interests of Boston Properties, Inc. to effect the sale as an LKE. The Candler Building was sold using the LKE structure to avoid adverse federal tax consequences to Boston Properties, Inc. emanating from the way we acquired this asset and no third parties benefited from the LKE structure. The benefits of an LKE for the sale of the Virginia property also inured to us only. As discussed above, some of our executive officers are among the prior owners of the disposed assets who derived an indirect benefit from our use of the LKE structure. If all of the assets we have sold since September 25, 2002 had been sold in taxable transactions, approximately 35% of the aggregate taxable gains recognized would have been allocated to those executive officers. No third parties, including executives, received any portion of the net proceeds from these sales.

Item 8.    Legal Proceedings

        Neither we, nor our affiliates, are presently subject to any material litigation or, to our knowledge, have any litigation threatened against us or our affiliates other than routine actions and administrative proceedings substantially all of which are expected to be covered by liability or other insurance and in the aggregate are not expected to have a material adverse effect on our business or financial condition.

Item 9.    Market Price and Distributions and Related Security Holder Matters

        There is no established trading market for the common units of limited partnership interest. As of December 31, 2002, there were 207 holders of record of common units of limited partnership interest including Boston Properties, Inc.

        The following table sets forth the quarterly distributions per common unit of limited partnership interest declared by BPLP with respect to each such period.

Quarter Ended	Distributions
December 31, 2002	$0.61	(1)
September 30, 2002	$0.61
June 30, 2002	$0.61
March 31, 2002	$0.58
December 31, 2001	$0.58
September 30, 2001	$0.58
June 30, 2001	$0.58
March 31, 2001	$0.53

(1)
Paid on January 29, 2003 to holders of record on December 30, 2002.

        We currently intend to continue to make regular quarterly distributions to holders of our common units. Any future distributions will be declared at the discretion of the board of directors of Boston Properties, Inc., our general partner, and will depend on actual cash flow of BPLP, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, and such other factors as the board of directors may deem relevant.

        At the present time, (i) there are no common units subject to outstanding options or warrants to purchase; (ii) there are 2,376,853 Series One preferred units which are currently convertible into 2,112,760.86 common units and 5,400,661.53 Series Two preferred units which are convertible into 7,087,482.55 common units; (iii) there are 29,674,484.78 common units which could be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), subject to other restrictions on transfer in the securities laws or in our partnership agreement; and (iv) there are no common units that have been, or are proposed to be publicly offered by BPLP. Generally common units may be transferred without the consent and approval of Boston Properties, Inc., as our general partner, subject to certain limitations. See "Description of Securities to be Registered—Transferability of Interests." Although we have not entered into any agreements to register the common units under the Securities Act, Boston Properties, Inc., as our general partner, has agreed to register 29,647,663.78 shares of common stock, which are issuable upon redemption of the common units.

Item 10.    Recent Sales of Unregistered Securities

        On December 13, 2002, we issued $750 million of our 6.25% unsecured senior notes due January 15, 2013. The notes were priced at 99.65% of their face amount to yield 6.296% (the "December Notes"). The December Notes were sold to qualified institutional investors in the United States under Rule 144A under the Securities Act and to certain institutional investors outside of the United States under Regulation S under the Securities Act. On January 17, 2003 we re-opened the series and issued an additional $175 million aggregate principal amount of 6.25% unsecured senior notes due January 15, 2013 (the "January Notes"). The January Notes were priced at 99.76% of their face amount to yield 6.28%. The January Notes were sold to qualified institutional buyers in the United States under Rule 144A. The January Notes are fungible, and form one series, with the December Notes. In connection with both of the offerings, we agreed, subject to certain terms and conditions, to register an exchange offer in which the outstanding unregistered notes will be exchanged for registered notes of identical principal amount and with substantially identical terms.

        On March 18, 2003, we issued $300 million in aggregate principal amount of our 5.625% senior unsecured notes due 2015. The notes were priced at 99.898% of their face amount to yield 5.636%. The notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and to certain investors outside of the United States in reliance on Regulation S under the Securities Act. In connection with the offering, we agreed, subject to certain terms and conditions, to register an exchange offer in which the outstanding unregistered notes will be exchanged for registered notes of identical principal amount and with substantially identical terms.

        During the past three years, we have issued units of limited partnership interest in private placements in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933 in the amounts and for the consideration set forth below:

  •
  As of February 19, 2003, Boston Properties, Inc. has issued an aggregate of 1,644,563 shares of its common stock upon the exercise of stock options. Boston Properties, Inc. has contributed the proceeds (approximately $48,104,365.40) of these sales to BPLP in consideration of an aggregate of 1,644,563 units, as required by our partnership agreement.

  •
  As of February 19, 2003, Boston Properties, Inc. has issued an aggregate of 306,865 shares of its common stock in connection with restricted stock awards for no cash consideration. Each time a share of common stock is issued in connection with such an award, BPLP issues a common unit to Boston Properties, Inc. Consequently, as required by our partnership agreement, 306,865 common units have been issued to Boston Properties, Inc. to date.

  •
  On July 9, 2002, we converted certain of our Series Two and all of our Series Three preferred units of limited partnership interest, as well as all of the Series A Parallel preferred units of limited partnership interest underlying the shares of Boston Properties, Inc.'s Series A Convertible preferred stock, into common units of limited partnership interests at the contractual conversion ratio of 1.312336 per preferred unit. The preferred securities so converted had an aggregate liquidation preference of approximately $140.6 million, but no cash proceeds were received by BPLP upon conversion. All holders of the converted preferred securities were "accredited investors" as the term is defined in Regulation D promulgated under the Securities Act.

  •
  On March 6, 2002, we converted all of our Series Z preferred units of limited partnership interest into the same number of common units of limited partnership interests. No cash consideration was received by BPLP. This transaction was exempt from the registration requirement of the Securities Act under Section 3(a)(9).

  •
  On February 15, 2002, we issued 18,445.78 common units (valued at approximately $674,562.17 at the time of issuance) as additional consideration to prior contributors of real estate property, all of whom were "accredited investors."

  •
  On May 8, 2001, we issued 77,276 common units (valued at approximately $3,000,000 at the time of issuance) as additional consideration to prior contributors of real estate property, all of whom were "accredited investors."

  •
  On April 25, 2001, we issued 26,821 common units (valued at approximately $1,000,000 at the time of the issuance) to owners of interests in real estate property being contributed to BPLP, all of whom were "accredited investors."

  •
  On December 11, 2000, we acquired the Plaza at Almaden in San Jose, California for consideration that included the issuance of 650,876 Series Z Preferred units (valued at approximately $24,245,133 at the time of the acquisition) to owners of interests in the real estate property being contributed to BPLP, all of whom were "accredited investors."

  •
  On November 2, 2000 and October 31, 2000 Boston Properties, Inc. issued 17,110,000 shares of its common stock in an underwritten public offering. Boston Properties, Inc. has contributed the proceeds (valued at approximately $634,139,375 at the time of issuance) to us in consideration for an aggregate of 17,110,000 common units, as required under our partnership agreement.

  •
  On August 22, 2000, Boston Properties, Inc. acquired the interest held by The Prudential Insurance Company of America in the development parcels at the Prudential Center in Boston, Massachusetts for consideration that included 439,059 shares of its common stock. Boston Properties, Inc. has contributed the development parcels (valued at approximately $18,160,055 at the time of the acquisition) to us in consideration of an aggregate of 439,059 common units, as required under our partnership agreement.

  •
  On June 19, 2000, we acquired land in Chelmsford, Massachusetts for consideration that included the issuance of 82,215 common units (valued at approximately $3,000,000 at the time of the acquisition) to owners of interests in real estate property being contributed to BPLP, all of whom were "accredited investors."

  •
  On March 1, 2000, we acquired three office buildings at Carnegie Center for consideration that included the issuance of 577,817 common units (valued at approximately $17,466,858.99 at the time of the acquisition) to owners of interests in real estate property being contributed to BPLP, all of whom were "accredited investors."

  •
  From time to time, limited partners of BPLP who hold Series One preferred units convert their Series One preferred units into common units at the conversion price of $38.25 per common unit (equivalent to 0.88889 common units per Series One preferred unit) established upon the original issuance of the Series One preferred units. As of February 1, 2003, BPLP had issued 109,457 common units in exchange for 123,147 Series One preferred units, with no cash proceeds being received by BPLP.

  •
  From time to time, limited partners of BPLP present their common units for redemption and Boston Properties, Inc., our general partner, elects to acquire the common units for shares of common stock, rather than for cash. As of February 1, 2003, Boston Properties, Inc. had issued 8,589,778 shares of common stock and had acquired 8,589,778 common units in connection with these redemptions, with no cash proceeds being received by BPLP.

  •
  From time to time, Boston Properties, Inc. has issued an aggregate of 40,583.6324 shares of its common stock pursuant to its 1997 Non-Qualified Employee Stock Purchase Plan. Boston Properties, Inc. has contributed the proceeds (approximately $1,239,109.02) of these sales to BPLP in consideration of an aggregate of 40,583.6324 units, as required under our partnership agreement.

Item 11.    Description of Securities to be Registered

General

        The following description is only a summary of certain provisions of the limited partnership agreement of BPLP and is subject to, and qualified in its entirety by, the partnership agreement, a copy of which has been filed with the Securities and Exchange Commission. Under our partnership agreement, Boston Properties, Inc., our general partner, maintains all management powers over the business and affairs of BPLP, and the limited partners do not have any right to participate in or exercise control or management power over the business and affairs of BPLP, subject to certain restrictions on the general partner's authority. In exercising its authority under the partnership agreement, Boston Properties, Inc. is allowed, but is generally under no obligation (except as described in the next sentence) to take into account the tax consequences to any limited partner of any action (or inaction) taken, and is not liable for monetary damages for losses sustained, liabilities incurred, or benefits not derived by the limited partners in connection with such decisions, provided Boston Properties, Inc. acts in good faith when making such decisions. However, with respect to certain transactions, including the dissolution of BPLP, the sale or exchange of all or substantially all of the assets of BPLP or a merger or other business combination, Boston Properties, Inc. has agreed in our partnership agreement to use its commercially reasonable efforts to structure such a transaction to avoid causing the limited partners to recognize gain for federal income tax purposes by virtue of the occurrence of or their participation in such a transaction. The limited partners expressly acknowledge in our partnership agreement that Boston Properties, Inc. is acting on behalf of BPLP, Boston Properties, Inc. and Boston Properties, Inc.'s stockholders collectively.

Voting Rights

        Under our partnership agreement, our limited partners do not have voting rights relating to the operation and management of BPLP, except in connection with matters, as described more fully below, involving amendments to our partnership agreement, dissolution of BPLP and the sale or exchange of all or substantially all of our assets, including mergers or other combinations. Holders of all classes of preferred units have the right to a separate class vote on any matter that would materially and adversely effect any right, preference, privilege or voting power of the preferred units or their holders.

Vote Required to Dissolve Boston Properties Limited Partnership

        Under our partnership agreement and Delaware law, BPLP may be dissolved only upon an election to dissolve by Boston Properties, Inc., as general partner, and the affirmative consent of limited partners (including Boston Properties, Inc.) holding 85% of the units of limited partnership interest.

Vote Required to Sell Assets or Merge

        Boston Properties, Inc., as general partner, has agreed in our partnership agreement not to engage in business combinations unless the limited partners of BPLP other than Boston Properties, Inc. who hold the remaining common units receive, or have the opportunity to receive, the same consideration for their partnership interests as holders of common stock of Boston Properties, Inc. in the transaction. If these limited partners do not receive the same consideration, Boston Properties, Inc. cannot engage in the transaction unless 75% of these holders of common units vote to approve the transaction. In addition, Boston Properties, Inc. has agreed in our partnership agreement that it will not consummate business combinations in which it received the approval of the stockholders of Boston Properties, Inc. unless holders of common units are also allowed to vote and the transaction would have been approved had these holders of common units been able to vote as stockholders on the transaction. In obtaining such approval Boston Properties, Inc. must provide the holders of common units a description of the proposed transaction as well as the tax effect of the consummation of the transaction on the limited partners. Therefore, if the stockholders of Boston Properties, Inc. approve a business combination that requires a vote of stockholders, our partnership agreement requires the following before we can consummate the transaction:

  •
  holders of common units (including Boston Properties, Inc.) vote on the matter;

  •
  Boston Properties, Inc. must vote its common units in the same proportion as its stockholders voted on the transaction; and

  •
  the result of this vote of holders of common units must be such that had the vote been a vote of stockholders of Boston Properties, Inc., the business combination would have been approved.

Meetings of the Partners

        Meetings of the partners may be called by the general partner and must be called by the general partner upon receipt of a written request by limited partners holding 20% or more of the partnership interests. The notice must state the nature of the business to be transacted, and must be given to all partners not less than seven (7) days nor more than thirty (30) days prior to the date of such meeting. Partners may vote in person or by proxy at such meeting. Partners can act without a meeting with the written consent of holders of 75% or more of the percentage interests of the partners.

Transferability of Interests

        Boston Properties, Inc. may not transfer any of its general partner interest or withdraw as general partner of BPLP or transfer any of its common units, except in certain specifically identified types of transactions, including under certain circumstances in the event of a merger, consolidation or sale of all or substantially all of the assets of Boston Properties, Inc.

        Generally, common units may be transferred without the consent of Boston Properties, Inc. as general partner. However, as general partner, Boston Properties, Inc., in its sole discretion, may or may not consent to the admission as a limited partner any transferee of common units. If Boston Properties, Inc., as general partner, does not consent to the admission of a transferee, the transferee will be an assignee of an economic interest in BPLP but will not be a holder of common units for any other purpose; accordingly, the assignee will not be permitted to vote on any affairs or issues on which a limited partner may vote.

Issuance of Additional Units

        Boston Properties, Inc., as general partner, is authorized, in its sole discretion and without limited partner approval, to cause us to issue additional common units, preferred units and other equity securities of BPLP for any partnership purpose at any time to the limited partners or to other persons on terms established by it, as general partner.

Redemption Rights

        Pursuant to the partnership agreement, the limited partners (other than Boston Properties, Inc.) have redemption rights which, subject to certain limitations, enable them to cause us to redeem each unit of limited partnership interest for cash equal to the market value of a share of common stock of Boston Properties, Inc. or, at Boston Properties, Inc.'s election, as general partner, Boston Properties, Inc. may purchase each unit of limited partnership interest offered for redemption for cash or one share of common stock of Boston Properties, Inc.

Management Liability and Indemnification

        Our partnership agreement generally provides that Boston Properties, Inc., as general partner, will incur no liability to BPLP or any limited partner for losses sustained or liabilities incurred as a result of errors in judgment or of any act or omission if Boston Properties, Inc. acted in good faith. In addition, Boston Properties, Inc. is not responsible for any misconduct or negligence on the part of its agents provided they appointed their agents in good faith. Boston Properties, Inc., as general partner, may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisors. Any action Boston Properties, Inc. takes or omits to take in reliance upon the opinion of these professionals and experts, as to matters that Boston Properties, Inc. reasonably believes to be within their professional or expert competence, shall be conclusively presumed to have been done or omitted in good faith and in accordance with their opinion. Our partnership agreement also provides for the indemnification of Boston Properties, Inc., as general partner, of its directors and officers, and of other persons as Boston Properties, Inc. may from time to time designate, against any and all losses, claims, damages, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings involving these indemnified persons that relate to the operations of BPLP.

Amendment

        Amendments to our partnership agreement may be proposed by Boston Properties, Inc., as general partner, or by limited partners holding 20% or more of the partnership interests. Generally, amendments require approval of Boston Properties, Inc., as general partner, and the consent of a majority of the holders of common units. Amendments that would, among other things, convert a limited partner's interest into a general partner's interest, modify the limited liability of any limited partner, alter the interest of any limited partner in profits, losses or distributions, alter or modify the redemption right described herein, or cause the termination of BPLP at a time inconsistent with the terms of our partnership agreement, must be approved by Boston Properties, Inc., as general partner, and each limited partner that would be adversely affected by the amendment.

Management Fees and Expenses

        Boston Properties, Inc. does not receive any compensation for its services as our general partner, but its expenses relate to its role and functions as the as general partner of BPLP and therefore are paid by BPLP. Additionally, as a partner in BPLP, Boston Properties, Inc. has a right to allocations and distributions from BPLP in respect of the common units and preferred units it holds from time to time.

Distributions and Allocations

        The partnership agreement provides that we will distribute all available cash (as defined in the partnership agreement) on at least a quarterly basis, in amounts determined by Boston Properties, Inc., as the general partner, in its sole discretion, to the limited partners in accordance with their respective percentage interests in BPLP. Upon liquidation of BPLP, after payment of, or adequate provision for, our debts and obligations, including any partner loans, any of our remaining assets will be distributed to all limited partners with positive capital accounts in accordance with their respective positive capital account balances.

        Our profit and loss for each fiscal year generally will be allocated among the limited partners in accordance with their respective interest in BPLP. Taxable income and loss will be allocated in the same manner, subject to compliance with the provisions of the Internal Revenue Code of 1986, as amended, sections 704(b) and 704(c) and the Treasury Regulations promulgated thereunder.

Preferred Units

        Our preferred units have the rights, preferences and other privileges (including the right to convert into our common units) as are set forth in amendments to the limited partnership agreement of BPLP. As of February 19, 2003, we had two series of preferred units outstanding. The Series One preferred units have an aggregate liquidation preference of approximately $80.9 million and are entitled to a preferred distribution at a rate of 7.25% per annum, payable quarterly. Series One units are convertible into common units at the rate of $38.25 per common unit at the holder's election at any time. We have the right to convert into common units all or part of the Series One units on or after June 30, 2003, if the common stock of Boston Properties, Inc. at the time of our election is trading at a price of at least $42.08 per share.

        The Series Two preferred units have an aggregate liquidation preference of approximately $270.0 million. The Series Two units are convertible, at the holder's election, into common units at a conversion price of $38.10 per common unit. Distributions on the Series Two units are payable quarterly and generally accrue at rates of: 6.5% through December 31, 2002; 7.0% until May 12, 2009; and 6.0% thereafter. If distributions on the number of common units into which the Series Two units are convertible are greater than distributions calculated using the rates described in the preceding sentence for the applicable quarterly period, then the greater distributions are payable instead. The terms of the Series Two units provide that they may be redeemed for cash in six annual tranches, beginning on May 12, 2009, at the election of Boston Properties, Inc., as our general partner, or at the election of the holders. Boston Properties, Inc., as general partner, also has the right to convert into common units of BPLP any Series Two units that are not redeemed when they are eligible for redemption.

Term

        BPLP will continue until December 31, 2095, or until sooner dissolved upon (i) withdrawal of Boston Properties, Inc., the general partner (unless the remaining partners elect to continue BPLP), (ii) through December 31, 2055, an election to dissolve BPLP made by Boston Properties, Inc., as general partner, with the consent of the limited partners (including Boston Properties, Inc.) holding 85% of the interests in the Company, (iii) on or after January 1, 2056, an election to dissolve BPLP made by Boston Properties, Inc., as general partner, in its sole and absolute discretion, (iv) entry of a decree of judicial dissolution, (v) the sale of all or substantially all of our assets and properties, or (vi) a final and non-appealable judgment ruling Boston Properties, Inc., as general partner, bankrupt or insolvent (unless the limited partners elect to continue BPLP prior to the entry of such order or judgment).

Tax Matters

        Pursuant to our limited partnership agreement, Boston Properties, Inc. will be our tax matters partner and, as such will have authority to handle tax audits and to make tax elections under the Internal Revenue Code of 1986, as amended, on our behalf.

Item 12.    Indemnification of Directors and Officers

        We are managed by Boston Properties, Inc., which serves as our general partner.

        Boston Properties, Inc.'s certificate of incorporation generally limits the liability of its directors of Boston Properties, Inc. to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended. The Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees or agents and expressly provides that the indemnification provided for under the Delaware General Corporation Law shall not be deemed exclusive of any indemnification right under any bylaw, vote of stockholders or disinterested directors, or otherwise. Delaware law permits indemnification against expenses and certain other liabilities arising out of legal actions brought or threatened against such persons for their conduct on behalf of a corporation, provided that each such person acted in good faith and in a manner that he or she reasonably believed was in or not opposed to the corporation's best interests and, in the case of a criminal proceeding, provided such person had no reasonable cause to believe his or her conduct was unlawful. Delaware law does not allow indemnification of directors in the case of an action by or in the right of a corporation unless the directors successfully defend the action or indemnification is ordered by the court.

        Boston Properties, Inc.'s bylaws provide that its directors and officers will be, and, in the discretion of its board of directors, non-officer employees may be, indemnified by Boston Properties, Inc. to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities actually and reasonably incurred in connection with service for or on behalf of Boston Properties, Inc. The bylaws of Boston Properties, Inc. also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any bylaw, agreement, vote of stockholders, or otherwise.

        The certificate of incorporation of Boston Properties, Inc. contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Boston Properties, Inc. pursuant to the foregoing provisions, Boston Properties, Inc. has been informed that in the opinion of the staff of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

        Boston Properties, Inc. has entered into indemnification agreements with each of its directors and executive officers. The indemnification agreements require, among other things, that Boston Properties, Inc. indemnify its directors and executive officers to the fullest extent permitted by law and advance to its directors and executive officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, Boston Properties, Inc. must also indemnify and advance all expenses incurred by its directors and executive officers seeking to enforce their rights under the indemnification agreements and cover its directors and executive officers under the Boston Properties, Inc. directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by Boston Properties, Inc.'s certificate of incorporation and bylaws, it provides greater assurance to the directors and executive officers of Boston Properties, Inc. that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by Boston Properties, Inc.'s board of directors or by its stockholders to eliminate the rights it provides.

Item 13.    Financial Statements and Supplementary Data

        See Financial Statements beginning on page F-2.

Item 14.    Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

        Not Applicable.

Item 15. Financial Statements and Exhibits

  (a)
  FINANCIAL STATEMENTS

        See Index to Financial Statements on page F-1.

  (b)
  EXHIBITS:

Exhibit No.	Description
3.1	Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, dated as of June 29, 1998. (2)
4.1	Certificate of Designations for the Series One Preferred Units, dated June 30, 1998, constituting an amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership. (2)
4.2	Certificate of Designations for the Series Two Preferred Units, dated November 12, 1998, constituting an amendment to the Second Amendment and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership. (4)
4.3	Indenture by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee, dated as of December 13, 2002. (11)
4.4	Supplemental Indenture No. 1 by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee, dated as of December 13, 2002, including a form of the 6.25% Senior Note due 2013. (11)
4.5	Supplemental Indenture No. 2 by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee, dated as of January 17, 2003, including a form of the 6.25% Senior Note due 2013. (12)
4.6	Supplemental Indenture No. 3 by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee, dated as of March 18, 2003, including a form of the 5.625% Senior Note due 2015.*
10.1	Amended and Restated 1997 Stock Option and Incentive Plan dated May 3, 2000 and forms of option agreements. (7)
10.2	Amendment #1 to Amended and Restated 1997 Stock Option and Incentive Plan dated November 14, 2000. (7)
10.3	Boston Properties Deferred Compensation Plan effective March 1, 2002 (9)
10.4	Employment Agreement by and between Mortimer B. Zuckerman and Boston Properties, Inc. dated as of January 17, 2003. (13)
10.5	Amended and Restated Employment Agreement by and between Edward H. Linde and Boston Properties, Inc. dated as of November 29, 2002. (13)
10.6	Amended and Restated Employment Agreement by and between Robert E. Burke and Boston Properties, Inc. dated as of November 29, 2002. (13)
10.7	Employment Agreement by and between Bryan J. Koop and Boston Properties, Inc. dated as of November 29, 2002. (13)
10.8	Employment Agreement by and between Mitchell S. Landis and Boston Properties, Inc. dated as of November 26, 2002. (13)
10.9	Employment Agreement by and between Douglas T. Linde and Boston Properties, Inc. dated as of November 29, 2002. (13)
10.10	Employment Agreement by and between E. Mitchell Norville and Boston Properties, Inc. dated as of November 29, 2002. (13)

10.11	Employment Agreement by and between Robert E. Pester and Boston Properties, Inc. dated as of December 16, 2002. (13)
10.12	Amended and Restated Employment Agreement by and between Raymond A. Ritchey and Boston Properties, Inc. dated as of November 29, 2002. (13)
10.13	Amended and Restated Employment Agreement by and between Robert E. Selsam and Boston Properties, Inc. dated as of November 29, 2002. (13)
10.14	Senior Executive Severance Agreement by and among Boston Properties, Inc., Boston Properties Limited Partnership and Mortimer B. Zuckerman. (13)
10.15	Senior Executive Severance Agreement by and among Boston Properties, Inc., Boston Properties Limited Partnership and Edward H. Linde. (13)
10.16	Boston Properties, Inc. Senior Executive Severance Plan. (13)
10.17	Boston Properties, Inc. Executive Severance Plan. (13)
10.18	Form of Indemnification Agreement between Boston Properties, Inc. and each of its directors and executive officers. (1)
10.19	Omnibus Option Agreement by and among Boston Properties Limited Partnership and the Grantors named therein dated as of April 9, 1997. (1)
10.20	Third Amended and Restated Revolving Credit Agreement with Fleet National Bank, as agent, dated as of January 17, 2003.
10.21	Form of Lease Agreement dated as of June, 1997 between Edward H. Linde and Mortimer B. Zuckerman, as Trustees of Downtown Boston Properties Trust, and ZL Hotel LLC. (1)
10.22	Form of Lease Agreement dated as of June, 1997 between Edward H. Linde and Mortimer B. Zuckerman, as Trustees of Two Cambridge Center Trust, and ZL Hotel LLC. (1)
10.23	Form of Certificate of Incorporation of Boston Properties Management, Inc. (1)
10.24	Form of By-laws of Boston Properties Management, Inc. (1)
10.25	Form of Limited Liability Company Agreement of ZL Hotel LLC. (1)
10.26	Indemnification Agreement between Boston Properties Limited Partnership and Mortimer B. Zuckerman and Edward H. Linde. (1)
10.27	Compensation Agreement between Boston Properties, Inc. and Robert Selsam, dated as of August 10, 1995 relating to 90 Church Street. (1)
10.28	Contribution and Conveyance Agreement concerning the Carnegie Portfolio, dated June 30, 1998 by and among Boston Properties, Inc., Boston Properties Limited Partnership, and the parties named therein as Landis Parties. (2)
10.29	Contribution Agreement, dated June 30, 1998, by and among Boston Properties, Inc., Boston Properties Limited Partnership, and the parties named therein as Landis Parties. (2)
10.30	Non-Competition Agreement, dated as of June 30, 1998, by and between Alan B. Landis and Boston Properties, Inc. (2)
10.31	Agreement Regarding Directorship, dated as of June 30, 1998, by and between Boston Properties, Inc. and Alan B. Landis. (2)
10.32	Purchase and Sale Agreement, dated May 7, 1998, by and between The Prudential Insurance Company of America and Boston Properties Limited Partnership. (3)
10.33	Contribution Agreement, dated as of May 7, 1998, by and between The Prudential Insurance Company of America and Boston Properties Limited Partnership. (3)

10.34	Purchase and Sale Agreement, dated as of November 12, 1998, by and between Two Embarcadero Center West and BP OFR LLC. (4)
10.35	Contribution Agreement, dated as of November 12, 1998, by and among Boston Properties, Inc., Boston Properties Limited Partnership, Embarcadero Center Investors Partnership and the partners in Embarcadero Center Investors Partnership listed on Exhibit A thereto. (4)
10.36	Contribution Agreement, dated as of November 12, 1998, by and among Boston Properties, Inc., Boston Properties Limited Partnership, Three Embarcadero Center West and the partners in Three Embarcadero Center West listed on Exhibit A thereto. (4)
10.37	Three Embarcadero Center West Redemption Agreement, dated as of November 12, 1998, by and among Three Embarcadero Center West, Boston Properties Limited Partnership, BP EC West LLC, The Prudential Insurance Company of America, PIC Realty Corporation and Prudential Realty Securities II, Inc. (4)
10.38	Three Embarcadero Center West Property Contribution Agreement, dated as of November 12, 1998, by and among Three Embarcadero Center West, The Prudential Insurance Company of America, PIC Realty Corporation, Prudential Realty Securities II, Inc., Boston Properties Limited Partnership, Boston Properties, Inc. and BP EC West LLC. (4)
10.39	Third Amended and Restated Partnership Agreement of One Embarcadero Center Venture, dated as of November 12, 1998, by and between Boston Properties LLC, as managing general partner, BP EC1 Holdings LLC, as non-managing general partner, and PIC Realty Corporation, as non-managing general partner. (4)
10.40	Third Amended and Restated Partnership Agreement of Embarcadero Center Associates, dated as of November 12, 1998, by and between BP LLC, as managing general partner, BP EC2 Holdings LLC, as non-managing general partner, and PIC Realty Corporation, as non- managing general partner. (4)
10.41	Second Amended and Restated Partnership Agreement of Three Embarcadero Center Venture, dated as of November 12, 1998, by and between Boston Properties LLC, as managing general partner, BP EC3 Holdings LLC, as non-managing general partner, and The Prudential Insurance Company of America, as non-managing general partner. (4)
10.42	Second Amended and Restated Partnership Agreement of Four Embarcadero Center Venture, dated as of November 12, 1998, by and between Boston Properties LLC, as managing general partner, BP EC4 Holdings LLC, as non-managing general partner, and The Prudential Insurance Company of America, as non-managing general partner. (4)
10.43	Note Purchase Agreement, dated as of November 12, 1998, by and between Prudential Realty Securities, Inc. and One Embarcadero Center Venture. (4)
10.44	Note Purchase Agreement, dated as of November 12, 1998, by and between Prudential Realty Securities, Inc. and Embarcadero Center Associates. (4)
10.45	Note Purchase Agreement, dated November 12, 1998, by and between Prudential Realty Securities, Inc. and Three Embarcadero Center Venture. (4)
10.46	Note Purchase Agreement, dated November 12, 1998, by and between Prudential Realty Securities, Inc. and Four Embarcadero Center Venture. (4)
10.47	Redemption Agreement, dated as of November 12, 1998, by and among One Embarcadero Center Venture, Boston Properties LLC, BP EC1 Holdings LLC and PIC Realty Corporation. (4)

10.48	Redemption Agreement, dated as of November 12, 1998, by and among Embarcadero Center Associates, Boston Properties LLC, BP EC2 Holdings LLC and PIC Realty Corporation. (4)
10.49	Redemption Agreement, dated as of November 12, 1998, by and among Three Embarcadero Center Venture, Boston Properties LLC, BP EC3 Holdings LLC and The Prudential Insurance Company of America. (4)
10.50	Redemption Agreement, dated as on November 12, 1998, by and among Four Embarcadero Center Venture, Boston Properties LLC, BP EC4 Holdings LLC and The Prudential Insurance Company of America. (4)
10.51	Option and Put Agreement, dated as of November 12, 1998, by and between One Embarcadero Center Venture and The Prudential Insurance Company of America. (4)
10.52	Option and Put Agreement, dated as of November 12, 1998, by and between Embarcadero Center Associates and The Prudential Insurance Company of America. (4)
10.53	Option and Put Agreement, dated as of November 12, 1998, by and between Three Embarcadero Center Venture and The Prudential Insurance Company of America. (4)
10.54	Option and Put Agreement, dated as of November 12, 1998, by and between Four Embarcadero Center Venture and The Prudential Insurance Company of America. (4)
10.55	Stock Purchase Agreement, dated as of September 28, 1998, by and between Boston Properties, Inc. and The Prudential Insurance Company of America. (4)
10.56	Master Agreement by and between New York State Common Retirement Fund and Boston Properties Limited Partnership, dated as of May 12, 2000. (7)
10.57	Contract of Sale, dated as of February 6, 2001, by and between Dai-Ichi Life Investment Properties, Inc., as seller, and Skyline Holdings LLC, as purchaser. (8)
10.58	Agreement to Enter Into Assignment and Assumption of Unit Two Contract of Sale, dated as of February 6, 2001, by and between Dai-Ichi Life Investment Properties, Inc., as assignor, and Skyline Holdings II LLC, as assignee. (8)
10.59	Contract of Sale, dated as of November 22, 2000, by and between Citibank, N.A., as seller, and Dai-Ichi Life Investment Properties, Inc., as purchaser. (8)
10.60	Assignment and Assumption Agreement, dated as of April 25, 2001, by and between Skyline Holdings LLC, as assignor, and BP/CGCenter I LLC, as assignee. (8)
10.61	Assignment and Assumption Agreement, dated as of April 25, 2001, by and between Skyline Holdings II LLC, as assignor, and BP/CGCenter II LLC, as assignee. (8)
10.62	Assignment and Assumption of Contract of Sale, dated as of April 25, 2001, by and among Dai-Ichi Life Investment Properties, Inc., as assignor, BP/CGCenter II LLC, as assignee, and Citibank, N.A., as seller. (8)
10.63	Amended and Restated Operating Agreement of BP/CGCenter Acquisition Co. LLC, a Delaware limited liability company. (8)
10.64	Purchase and Sale Agreement by and between Citibank, N.A. and BP 399 Park Avenue LLC, dated as of August 28, 2002. (10)
10.65	Credit Agreement by and among Boston Properties Limited Partnership, BP 399 Park Avenue LLC, certain other subsidiaries of Boston Properties Limited Partnership and the banks and others that are parties thereto, dated as of September 25, 2002. (10)

21.1	Schedule of Subsidiaries of Boston Properties Limited Partnership

*
To be filed by amendment.

(1)
Incorporated herein by reference to Boston Properties, Inc.'s Registration Statement on Form S-11. (No. 333-25279)

(2)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K filed on July 15, 1998.

(3)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K filed on July 17, 1998.

(4)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K filed on November 25, 1998.

(5)
Incorporated herein by reference to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 24, 2000.

(6)
Incorporated herein by reference to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on May 15, 2000.

(7)
Incorporated herein by reference to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 30, 2001.

(8)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K filed on May 10, 2001.

(9)
Incorporated herein by reference to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on May 15, 2002.

(10)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K filed on October 8, 2002.

(11)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K/A filed on December 13, 2002.

(12)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K filed on January 23, 2002.

(13)
Incorporated herein by reference to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.

SIGNATURES

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Boston, Massachusetts on April 15, 2003.

BOSTON PROPERTIES LIMITED PARTNERSHIP

By: Boston Properties, Inc., Its General Partner
By:	/s/ DOUGLAS T. LINDE
Name: Douglas T. Linde Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
3.1	Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership, dated as of June 29, 1998. (2)
4.1	Certificate of Designations for the Series One Preferred Units, dated June 30, 1998, constituting an amendment to the Second Amended and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership. (2)
4.2	Certificate of Designations for the Series Two Preferred Units, dated November 12, 1998, constituting an amendment to the Second Amendment and Restated Agreement of Limited Partnership of Boston Properties Limited Partnership. (4)
4.3	Indenture by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee, dated as of December 13, 2002. (11)
4.4	Supplemental Indenture No. 1 by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee, dated as of December 13, 2002, including a form of the 6.25% Senior Note due 2013. (11)
4.5	Supplemental Indenture No. 2 by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee, dated as of January 17, 2003, including a form of the 6.25% Senior Note due 2013. (12)
4.6	Supplemental Indenture No. 3 by and between Boston Properties Limited Partnership and The Bank of New York, as Trustee, dated as of March 18, 2003, including a form of the 5.625% Senior Note due 2015.*
10.1	Amended and Restated 1997 Stock Option and Incentive Plan dated May 3, 2000 and forms of option agreements. (7)
10.2	Amendment #1 to Amended and Restated 1997 Stock Option and Incentive Plan dated November 14, 2000. (7)
10.3	Boston Properties Deferred Compensation Plan effective March 1, 2002 (9)
10.4	Employment Agreement by and between Mortimer B. Zuckerman and Boston Properties, Inc. dated as of January 17, 2003. (13)
10.5	Amended and Restated Employment Agreement by and between Edward H. Linde and Boston Properties, Inc. dated as of November 29, 2002. (13)
10.6	Amended and Restated Employment Agreement by and between Robert E. Burke and Boston Properties, Inc. dated as of November 29, 2002. (13)
10.7	Employment Agreement by and between Bryan J. Koop and Boston Properties, Inc. dated as of November 29, 2002. (13)
10.8	Employment Agreement by and between Mitchell S. Landis and Boston Properties, Inc. dated as of November 26, 2002. (13)
10.9	Employment Agreement by and between Douglas T. Linde and Boston Properties, Inc. dated as of November 29, 2002. (13)
10.10	Employment Agreement by and between E. Mitchell Norville and Boston Properties, Inc. dated as of November 29, 2002. (13)
10.11	Employment Agreement by and between Robert E. Pester and Boston Properties, Inc. dated as of December 16, 2002. (13)
10.12	Amended and Restated Employment Agreement by and between Raymond A. Ritchey and Boston Properties, Inc. dated as of November 29, 2002. (13)
10.13	Amended and Restated Employment Agreement by and between Robert E. Selsam and Boston Properties, Inc. dated as of November 29, 2002. (13)

10.14	Senior Executive Severance Agreement by and among Boston Properties, Inc., Boston Properties Limited Partnership and Mortimer B. Zuckerman. (13)
10.15	Senior Executive Severance Agreement by and among Boston Properties, Inc., Boston Properties Limited Partnership and Edward H. Linde. (13)
10.16	Boston Properties, Inc. Senior Executive Severance Plan. (13)
10.17	Boston Properties, Inc. Executive Severance Plan. (13)
10.18	Form of Indemnification Agreement between Boston Properties, Inc. and each of its directors and executive officers. (1)
10.19	Omnibus Option Agreement by and among Boston Properties Limited Partnership and the Grantors named therein dated as of April 9, 1997. (1)
10.20	Third Amended and Restated Revolving Credit Agreement with Fleet National Bank, as agent, dated as of January 17, 2003.
10.21	Form of Lease Agreement dated as of June, 1997 between Edward H. Linde and Mortimer B. Zuckerman, as Trustees of Downtown Boston Properties Trust, and ZL Hotel LLC. (1)
10.22	Form of Lease Agreement dated as of June, 1997 between Edward H. Linde and Mortimer B. Zuckerman, as Trustees of Two Cambridge Center Trust, and ZL Hotel LLC. (1)
10.23	Form of Certificate of Incorporation of Boston Properties Management, Inc. (1)
10.24	Form of By-laws of Boston Properties Management, Inc. (1)
10.25	Form of Limited Liability Company Agreement of ZL Hotel LLC. (1)
10.26	Indemnification Agreement between Boston Properties Limited Partnership and Mortimer B. Zuckerman and Edward H. Linde. (1)
10.27	Compensation Agreement between Boston Properties, Inc. and Robert Selsam, dated as of August 10, 1995 relating to 90 Church Street. (1)
10.28	Contribution and Conveyance Agreement concerning the Carnegie Portfolio, dated June 30, 1998 by and among Boston Properties, Inc., Boston Properties Limited Partnership, and the parties named therein as Landis Parties. (2)
10.29	Contribution Agreement, dated June 30, 1998, by and among Boston Properties, Inc., Boston Properties Limited Partnership, and the parties named therein as Landis Parties. (2)
10.30	Non-Competition Agreement, dated as of June 30, 1998, by and between Alan B. Landis and Boston Properties, Inc. (2)
10.31	Agreement Regarding Directorship, dated as of June 30, 1998, by and between Boston Properties, Inc. and Alan B. Landis. (2)
10.32	Purchase and Sale Agreement, dated May 7, 1998, by and between The Prudential Insurance Company of America and Boston Properties Limited Partnership. (3)
10.33	Contribution Agreement, dated as of May 7, 1998, by and between The Prudential Insurance Company of America and Boston Properties Limited Partnership. (3)
10.34	Purchase and Sale Agreement, dated as of November 12, 1998, by and between Two Embarcadero Center West and BP OFR LLC. (4)
10.35	Contribution Agreement, dated as of November 12, 1998, by and among Boston Properties, Inc., Boston Properties Limited Partnership, Embarcadero Center Investors Partnership and the partners in Embarcadero Center Investors Partnership listed on Exhibit A thereto. (4)
10.36	Contribution Agreement, dated as of November 12, 1998, by and among Boston Properties, Inc., Boston Properties Limited Partnership, Three Embarcadero Center West and the partners in Three Embarcadero Center West listed on Exhibit A thereto. (4)

10.37	Three Embarcadero Center West Redemption Agreement, dated as of November 12, 1998, by and among Three Embarcadero Center West, Boston Properties Limited Partnership, BP EC West LLC, The Prudential Insurance Company of America, PIC Realty Corporation and Prudential Realty Securities II, Inc. (4)
10.38	Three Embarcadero Center West Property Contribution Agreement, dated as of November 12, 1998, by and among Three Embarcadero Center West, The Prudential Insurance Company of America, PIC Realty Corporation, Prudential Realty Securities II, Inc., Boston Properties Limited Partnership, Boston Properties, Inc. and BP EC West LLC. (4)
10.39	Third Amended and Restated Partnership Agreement of One Embarcadero Center Venture, dated as of November 12, 1998, by and between Boston Properties LLC, as managing general partner, BP EC1 Holdings LLC, as non-managing general partner, and PIC Realty Corporation, as non-managing general partner. (4)
10.40	Third Amended and Restated Partnership Agreement of Embarcadero Center Associates, dated as of November 12, 1998, by and between BP LLC, as managing general partner, BP EC2 Holdings LLC, as non-managing general partner, and PIC Realty Corporation, as non- managing general partner. (4)
10.41	Second Amended and Restated Partnership Agreement of Three Embarcadero Center Venture, dated as of November 12, 1998, by and between Boston Properties LLC, as managing general partner, BP EC3 Holdings LLC, as non-managing general partner, and The Prudential Insurance Company of America, as non-managing general partner. (4)
10.42	Second Amended and Restated Partnership Agreement of Four Embarcadero Center Venture, dated as of November 12, 1998, by and between Boston Properties LLC, as managing general partner, BP EC4 Holdings LLC, as non-managing general partner, and The Prudential Insurance Company of America, as non-managing general partner. (4)
10.43	Note Purchase Agreement, dated as of November 12, 1998, by and between Prudential Realty Securities, Inc. and One Embarcadero Center Venture. (4)
10.44	Note Purchase Agreement, dated as of November 12, 1998, by and between Prudential Realty Securities, Inc. and Embarcadero Center Associates. (4)
10.45	Note Purchase Agreement, dated November 12, 1998, by and between Prudential Realty Securities, Inc. and Three Embarcadero Center Venture. (4)
10.46	Note Purchase Agreement, dated November 12, 1998, by and between Prudential Realty Securities, Inc. and Four Embarcadero Center Venture. (4)
10.47	Redemption Agreement, dated as of November 12, 1998, by and among One Embarcadero Center Venture, Boston Properties LLC, BP EC1 Holdings LLC and PIC Realty Corporation. (4)
10.48	Redemption Agreement, dated as of November 12, 1998, by and among Embarcadero Center Associates, Boston Properties LLC, BP EC2 Holdings LLC and PIC Realty Corporation. (4)
10.49	Redemption Agreement, dated as of November 12, 1998, by and among Three Embarcadero Center Venture, Boston Properties LLC, BP EC3 Holdings LLC and The Prudential Insurance Company of America. (4)
10.50	Redemption Agreement, dated as on November 12, 1998, by and among Four Embarcadero Center Venture, Boston Properties LLC, BP EC4 Holdings LLC and The Prudential Insurance Company of America. (4)
10.51	Option and Put Agreement, dated as of November 12, 1998, by and between One Embarcadero Center Venture and The Prudential Insurance Company of America. (4)
10.52	Option and Put Agreement, dated as of November 12, 1998, by and between Embarcadero Center Associates and The Prudential Insurance Company of America. (4)

10.53	Option and Put Agreement, dated as of November 12, 1998, by and between Three Embarcadero Center Venture and The Prudential Insurance Company of America. (4)
10.54	Option and Put Agreement, dated as of November 12, 1998, by and between Four Embarcadero Center Venture and The Prudential Insurance Company of America. (4)
10.55	Stock Purchase Agreement, dated as of September 28, 1998, by and between Boston Properties, Inc. and The Prudential Insurance Company of America. (4)
10.56	Master Agreement by and between New York State Common Retirement Fund and Boston Properties Limited Partnership, dated as of May 12, 2000. (7)
10.57	Contract of Sale, dated as of February 6, 2001, by and between Dai-Ichi Life Investment Properties, Inc., as seller, and Skyline Holdings LLC, as purchaser. (8)
10.58	Agreement to Enter Into Assignment and Assumption of Unit Two Contract of Sale, dated as of February 6, 2001, by and between Dai-Ichi Life Investment Properties, Inc., as assignor, and Skyline Holdings II LLC, as assignee. (8)
10.59	Contract of Sale, dated as of November 22, 2000, by and between Citibank, N.A., as seller, and Dai-Ichi Life Investment Properties, Inc., as purchaser. (8)
10.60	Assignment and Assumption Agreement, dated as of April 25, 2001, by and between Skyline Holdings LLC, as assignor, and BP/CGCenter I LLC, as assignee. (8)
10.61	Assignment and Assumption Agreement, dated as of April 25, 2001, by and between Skyline Holdings II LLC, as assignor, and BP/CGCenter II LLC, as assignee. (8)
10.62	Assignment and Assumption of Contract of Sale, dated as of April 25, 2001, by and among Dai-Ichi Life Investment Properties, Inc., as assignor, BP/CGCenter II LLC, as assignee, and Citibank, N.A., as seller. (8)
10.63	Amended and Restated Operating Agreement of BP/CGCenter Acquisition Co. LLC, a Delaware limited liability company. (8)
10.64	Purchase and Sale Agreement by and between Citibank, N.A. and BP 399 Park Avenue LLC, dated as of August 28, 2002. (10)
10.65	Credit Agreement by and among Boston Properties Limited Partnership, BP 399 Park Avenue LLC, certain other subsidiaries of Boston Properties Limited Partnership and the banks and others that are parties thereto, dated as of September 25, 2002. (10)
21.1	Schedule of Subsidiaries of Boston Properties Limited Partnership

*
To be filed by amendment.

(1)
Incorporated herein by reference to Boston Properties, Inc.'s Registration Statement on Form S-11. (No. 333-25279)

(2)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K filed on July 15, 1998.

(3)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K filed on July 17, 1998.

(4)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K filed on November 25, 1998.

(5)
Incorporated herein by reference to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 24, 2000.

(6)
Incorporated herein by reference to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on May 15, 2000.

(7)
Incorporated herein by reference to Boston Properties, Inc.'s Annual Report on Form 10-K filed on March 30, 2001.

(8)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K filed on May 10, 2001.

(9)
Incorporated herein by reference to Boston Properties, Inc.'s Quarterly Report on Form 10-Q filed on May 15, 2002.

(10)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K filed on October 8, 2002.

(11)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K/A filed on December 13, 2002.

(12)
Incorporated herein by reference to Boston Properties, Inc.'s Current Report on Form 8-K filed on January 23, 2002.

(13)
Incorporated herein by reference to Boston Properties, Inc.'s Annual Report on Form 10-K filed on February 27, 2003.

BOSTON PROPERTIES LIMITED PARTNERSHIP
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Pro Forma Consolidated Financial Information (unaudited):
Pro Forma Consolidated Balance Sheet as of December 31, 2002 (unaudited)	F-2
Notes to the Pro Forma Consolidated Balance Sheet (unaudited)	F-4
Pro Forma Consolidated Statement of Operations for the year ended December 31, 2002 (unaudited)	F-5
Notes to the Pro Forma Consolidated Statement of Operations (unaudited)	F-7
Consolidated Financial Statements:
Report of Independent Accountants	F-10
Consolidated Balance Sheets as of December 31, 2002 and 2001	F-11
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000	F-12
Consolidated Statements of Partners' Capital for the years ended December 31, 2002, 2001 and 2000	F-13
Consolidated Statements of Comprehensive Income for the years ended December 31, 2002, 2001 and 2000	F-14
Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	F-15
Notes to Consolidated Financial Statements	F-17
Financial Statement Schedule—Schedule III	F-57

All other schedules for which a provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.
Financial Statements of Property acquired by the Operating Partnership:
399 Park Avenue
Report of Independent Accountants	F-67
Combined Statements of Revenue over Certain Operating Expenses for the period from January 1, 2002 to September 24, 2002 (unaudited) and the year ended December 31, 2001	F-68
Notes to the Combined Statements of Revenue over Certain Operating Expenses	F-69

BOSTON PROPERTIES LIMITED PARTNERSHIP

PRO FORMA CONSOLIDATED BALANCE SHEET

INTRODUCTION TO THE PRO FORMA
CONSOLIDATED BALANCE SHEET

December 31, 2002

(unaudited)

The accompanying unaudited Pro Forma Consolidated Balance Sheet of Boston Properties Limited Partnership (the "Operating Partnership") gives effect to (1) the offering of $175.0 million of 6.25% Senior Notes due 2013 issued on January 17, 2003 and this offering and the application of the net proceeds of both offerings, (2) the disposition on January 28, 2003 of the Candler Building and application of the net proceeds from the sale and (3) the disposition on February 4, 2003 of 875 Third Avenue and related mortgage financing repayment and application of the net proceeds from the sale, in each case as if the transaction had occurred on December 31, 2002.

Such pro forma information is based upon the historical Consolidated Balance Sheet as of that date, giving effect to the transactions described above. In management's opinion, all adjustments necessary to reflect the above transactions have been made.

The following Pro Forma Consolidated Balance Sheet is not necessarily indicative of what the actual financial position would have been assuming the above transactions had been consummated on December 31, 2002 nor does it purport to represent the future financial position of the Operating Partnership.

BOSTON PROPERTIES LIMITED PARTNERSHIP

PRO FORMA CONSOLIDATED BALANCE SHEET

December 31, 2002

(unaudited)

(dollars in thousands)	December 31, 2002	The Offerings(A)	The Sale of 875 Third Avenue		The Sale of the Candler Building		Pro Forma
ASSETS
Real estate	$8,383,467	$—	$—		$(64,733)		$8,318,734
Real estate held for sale, net of accumulated depreciation	224,585	—	(224,585)		—		—
Less: accumulated depreciation	(822,133)	—	—		6,143		(815,990)

Total real estate	7,785,919	—	(224,585)	(B)	(58,590)	(B)	7,502,744
Cash and cash equivalents	55,275	—	—		—		55,275
Cash held in escrows	41,906	—	(20,158)	(C)	—		21,748
Tenant and other receivables, net	20,458	—	(172)	(C)	(149)	(C)	20,137
Accrued rental income, net	165,321	—	(16,171)	(C)	(2,767)	(C)	146,383
Deferred charges, net	176,545	2,688	(14,339)	(D)	(420)	(D)	164,474
Prepaid expenses and other assets	18,015	—	(39)	(C)	(507)	(C)	17,469
Investments in unconsolidated joint ventures	101,905	—	—		—		101,905

Total assets	$8,365,344	$2,688	$(275,464)		$(62,433)		$8,030,135

LIABILITIES, REDEEMABLE PARTNERSHIP UNITS AND PARTNERS' CAPITAL
Liabilities:
Mortgage notes payable	$4,267,119	$(338,865)	$(349,902)	(E)	$(60,779)	(E)	$3,517,573
Unsecured senior notes (net of discount of $2,625 and $3,346 at December 31, 2002 and on a pro forma basis, respectively)	747,375	474,279	—		—		1,221,654
Unsecured bridge loan	105,683	(105,683)	—		—		—
Unsecured line of credit	27,043	(27,043)	—		—		—
Accounts payable and accrued expenses	73,846	—	(652)	(C)	(377)	(C)	72,817
Distributions payable	81,226	—	—		—		81,226
Interest rate contracts	14,514	—	—		—		14,514
Accrued interest payable	25,141	—	—		—		25,141
Other liabilities	81,085	—	(20,409)	(C)	(532)	(C)	60,144

Total liabilities	5,423,032	2,688	(370,963)		(61,688)		4,993,069

Minority interest in property partnership	29,882	—	—		—		29,882

Redeemable partnership units—9,201,137 preferred units and 20,474,241 common units outstanding at redemption value (if converted)	1,105,561	—	—		—		1,105,561
Partners' capital—1,250,384 general partner units and 94,112,606 limited partner units outstanding (such amounts are inclusive of accumulated other comprehensive loss and unearned compensation of $17,018 and $2,899, respectively)	1,806,869	—	95,499	(F)	(745)	(F)	1,901,623

Total liabilities, redeemable partnership units and partners' capital	$8,365,344	$2,688	$(275,464)		$(62,433)		$8,030,135

The accompanying notes are an integral part of these financial statements.

BOSTON PROPERTIES LIMITED PARTNERSHIP

NOTES TO THE PRO FORMA

CONSOLIDATED BALANCE SHEET

December 31, 2002
(unaudited)

(A)
To reflect the offerings of $175 million and $300 million of unsecured senior notes due 2013 and 2015, respectively, recorded at the aggregate issue price of 99.76% and 99.898%, respectively (before the payment of expenses related to the offering). The $0.7 million of debt discount will be amortized over the terms of the notes.

  To reflect the use of proceeds of the unsecured senior notes offerings as follows:

(in thousands)
Proceeds from the $175 million and $300 million unsecured senior notes, net of $0.7 million debt discount	$474,279
Offering costs incurred in connection with the issuance of the unsecured senior notes	(2,688)

Net proceeds used to repay the unsecured bridge loan and other secured and unsecured financings	$471,591

(B)
Represents the elimination of the net book value of 875 Third Avenue and the Candler Building at December 31, 2002.

(C)
Represents the elimination of certain assets and liabilities of 875 Third Avenue and the Candler Building at December 31, 2002.

(D)
Represents the elimination of the net book value of deferred charges of 875 Third Avenue and the Candler Building at December 31, 2002.

(E)
Represents the repayment of the mortgage financing related to 875 Third Avenue and the repayment of certain other mortgage financing from the net proceeds from the sales of 875 Third Avenue and the Candler Building.

(F)
Represents the net increase (decrease) in partners' capital as a result of the sales of 875 Third Avenue and the Candler Building.

BOSTON PROPERTIES LIMITED PARTNERSHIP

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

INTRODUCTION TO THE PRO FORMA CONSOLIDATED
STATEMENT OF OPERATIONS
For the year ended December 31, 2002

(unaudited)

The accompanying unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2002 is presented as if 1) the acquisition on September 25, 2002 of 399 Park Avenue, 2) the sales of One and Two Independence Square on November 22, 2002, the Candler Building on January 28, 2003 and 875 Third Avenue on February 4, 2003 (the "Sale Properties") and related mortgage financing repayments and other secured and unsecured financing repayments and 3) the offerings of $750 million and $175 million of 6.25% unsecured senior notes due 2013 issued on December 13, 2002 and January 17, 2003, respectively and this offering of $300 million of 5.625% unsecured senior notes due 2015 and the application of the net proceeds thereof, had occurred on January 1, 2002.

This Pro Forma Consolidated Statement of Operations should be read in conjunction with the historical consolidated financial statements and notes thereto of the Operating Partnership, included herein.

The unaudited Pro Forma Consolidated financial information prepared by Boston Properties Limited Partnership's management is not necessarily indicative of what the actual results of operations would have been for the year ended December 31, 2002, had the previously described transactions actually occurred on January 1, 2002 and the effect thereof carried forward through the year ended December 31, 2002, nor do they purport to present the future results of operations of the Operating Partnership.

BOSTON PROPERTIES LIMITED PARTNERSHIP

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

(unaudited)

(dollars in thousands, except for per unit amounts)	Year Ended December 31, 2002	Acquisition of 399 Park Avenue(A)	The Sale Properties(C)	The Offerings	Pro Forma
Revenue
Rental:
Base rent	$978,382	$84,366	$(76,197)	$—	$986,551
Recoveries from tenants	144,576	1,361	(4,410)	—	141,527
Parking and other	50,827	—	(131)	—	50,696

Total rental revenue	1,173,785	85,727	(80,738)	—	1,178,774
Hotel revenue	44,786	—	—	—	44,786
Development and management services	10,748	—	—	—	10,748
Interest and other	5,504	—	(8)	—	5,496

Total revenue	1,234,823	85,727	(80,746)	—	1,239,804

Expenses
Operating:
Rental	385,491	21,349	(25,928)	—	380,912
Hotel	31,086	—	—	—	31,086
General and administrative	47,292	—	—	—	47,292
Interest	271,685	—	(29,433)	55,063	(E)	297,315
Depreciation and amortization	185,377	13,276	(B)	(9,591)	—	189,062
Net derivative losses	11,874	—	—	—	11,874
Loss on investments in securities	4,297	—	—	—	4,297

Total expenses	937,102	34,625	(64,952)	55,063	961,838

Income before minority interests in property partnerships, income from unconsolidated joint ventures, gains on sales of real estate and land held for development and preferred distributions	297,721	51,102	(15,794)	(55,063)	277,966
Minority interests in property partnerships	2,065	—	—	—	2,065
Income from unconsolidated joint ventures	7,954	—	—	—	7,954

Income before gains on sales of real estate and land held for development and preferred distributions	307,740	51,102	(15,794)	(55,063)	287,985
Gains on sales of real estate	228,873	—	(228,873)	(D)	—	—
Gains on sales of land held for development	4,431	—	—	—	4,431

Income before preferred distributions	541,044	51,102	(244,667)	(55,063)	292,416
Preferred distributions	(31,258)	—	—	—	(31,258)

Income from continuing operations	$509,786	$51,102	$(244,667)	$(55,063)	$261,158

Basic earnings per unit:
Income from continuing operations	$4.49	$2.30

Weighted average number of common units outstanding	113,617	113,617

Diluted earnings per unit:
Income from continuing operations	$4.43	$2.27

Weighted average number of common and common equivalent units outstanding	115,084	115,084

The accompanying notes are an integral part of these financial statements.

BOSTON PROPERTIES LIMITED PARTNERSHIP

NOTES TO THE PRO FORMA

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2002

(unaudited)

(A)
The Pro Forma Consolidated Statement of Operations reflects the historical results of operations as reflected in the Combined Statements of Revenue Over Certain Operating Expenses (the "Statement") of 399 Park Avenue, as adjusted for base rent and depreciation and amortization for the period from January 1, 2002 through September 24, 2002 (unaudited).

  Base Rent includes adjustments based on the pro forma acquisition date of January 1, 2002 as follows:

(dollars in thousands)	Period from January 1, 2002 through September 24, 2002
Base rent per the Statement	$50,897
Pro Forma Base Rent Adjustment(1)	33,469

Pro Forma Base Rent	$84,366
(1)
Concurrent with the acquisition of 399 Park Avenue, the Operating Partnership entered into a leasing arrangement with Citibank. The amounts above include an adjustment to base rent to reflect rental income attributed to Citibank's occupied space in the pro forma period. The straight-line rent adjustment is based on the lease terms entered into by Citibank and the Operating Partnership at the acquisition date of 399 Park Avenue for Citibank occupied space. The amount above also includes an adjustment to straight-line rent for pro forma purposes.

(B)
Reflects the pro forma depreciation and amortization expense for 399 Park Avenue. Depreciation expense is computed over an estimated useful life of 40 years for the building.

(C)
Reflects the historical results of operations for the Sale Properties for the year ended December 31, 2002 as follows:

(amounts in thousands) Year Ended December 31, 2002:	One & Two Independence Square	The Candler Building		875 Third Avenue		Total
Revenue:
Base rent	$30,529	$9,718		$35,950		$76,197
Recoveries from tenants	1,448	1,339		1,623		4,410
Parking and other	105	12		14		131
Interest and other	8	—		—		8

Total revenue	32,090	11,069		37,587		80,746
Expenses:
Operating	8,676	4,361		12,891		25,928
Interest	11,799	879	(1)	16,755	(1)	29,433
Depreciation and amortization	3,420	1,513		4,658		9,591

Total expenses	23,895	6,753		34,304		64,952

Net income	$8,195	$4,316		$3,283		$15,794
(1)
Includes the historical interest expense related to the other secured indebtedness repaid with the proceeds from the sales of the properties.

(D)
Reflects the elimination of the gain on sale of One and Two Independence Square which is included in the historical consolidated statement of operations of the Operating Partnership for the year ended December 31, 2002.

(E)
Reflects the interest expense on the $925 million unsecured senior notes due January 15, 2013 and the $300 million unsecured senior notes due April 15, 2015 (the "Offerings") assuming the repayment of the unsecured bridge loan and other secured and unsecured indebtedness with the net proceeds from the issuance of the notes. The interest expense below reflects the interest rate on the $925 million unsecured senior notes of 6.25% and the $300 million unsecured senior notes of 5.625% offset by interest expense incurred on the unsecured bridge loan and other secured indebtedness. The adjustment, as detailed below, also includes amortization of the discount on the unsecured senior notes and deferred financing costs for the year ended December 31, 2002, as follows:

(amounts in thousands)	For the year ended December 31, 2002
Interest (as described above)	$53,839
Amortization of debt discount on the unsecured senior notes	330
Amortization of deferred financing costs on the unsecured senior notes	894

Total	$55,063

REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Boston Properties Limited Partnership:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Boston Properties Limited Partnership (the "Operating Partnership") at December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Operating Partnership's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 22 to the consolidated financial statements, the Operating Partnership, on January 1, 2001, adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended and interpreted. Also, as discussed in Note 23 to the consolidated financial statements, on January 1, 2002, the Operating Partnership adopted the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
February 28, 2003, except for Note 26 as to which
the date is March 19, 2003.

BOSTON PROPERTIES LIMITED PARTNERSHIP

CONSOLIDATED BALANCE SHEETS

(in thousands, except for unit amounts)	December 31, 2002	December 31, 2001
ASSETS
Real estate:	$8,608,052	$7,423,979
Less: accumulated depreciation	(822,133)	(719,854)

Total real estate	7,785,919	6,704,125
Cash and cash equivalents	55,275	98,067
Cash held in escrows	41,906	23,000
Investments in securities	—	4,297
Tenant and other receivables (net of allowance for doubtful accounts of $3,682 and $2,394, respectively)	20,458	43,546
Accrued rental income (net of allowance of $5,000 and $3,300, respectively)	165,321	119,494
Deferred charges, net	176,545	107,573
Prepaid expenses and other assets	18,015	20,996
Investments in unconsolidated joint ventures	101,905	98,485

Total assets	$8,365,344	$7,219,583

LIABILITIES, REDEEMABLE PARTNERSHIP UNITS AND PARTNERS' CAPITAL
Liabilities:
Mortgage notes payable	$4,267,119	$4,314,942
Unsecured senior notes (net of discount of $2,625)	747,375	—
Unsecured bridge loan	105,683	—
Unsecured line of credit	27,043	—
Accounts payable and accrued expenses	73,846	81,108
Distributions payable	81,226	79,561
Interest rate contracts	14,514	11,147
Accrued interest payable	25,141	9,080
Other liabilities	81,085	58,859

Total liabilities	5,423,032	4,554,697

Commitments and contingencies	—	—

Minority interest in property partnership	29,882	34,428

Redeemable partnership units—9,201,137 and 13,635,511 preferred units outstanding at redemption value (if converted) at December 31, 2002 and 2001, respectively, and 20,474,241 and 20,212,776 common units outstanding at redemption value at December 31, 2002 and 2001, respectively	1,105,561	1,287,866

Partners' capital—1,250,384 and 1,246,289 general partner units and 94,112,606 and 89,534,302 limited partner units outstanding at December 31, 2002 and 2001, respectively (such amounts are inclusive of accumulated other comprehensive loss and unearned compensation of $17,018 and $2,899, respectively at December 31, 2002 and $13,868 and $2,097, respectively at December 31, 2001)	1,806,869	1,342,592

Total liabilities, redeemable partnership units and partners' capital	$8,365,344	$7,219,583

The accompanying notes are an integral part of these financial statements.

BOSTON PROPERTIES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
(In thousands, except for per unit amounts)	2002	2001	2000
Revenue
Rental:
Base rent	$ 978,382	$ 843,147	$710,842
Recoveries from tenants	144,576	127,024	107,502
Parking and other	50,827	51,999	50,892

Total rental revenue	1,173,785	1,022,170	869,236
Hotel revenue	44,786	—	—
Development and management services	10,748	12,167	11,837
Interest and other	5,504	12,183	8,558

Total revenue	1,234,823	1,046,520	889,631

Expenses
Operating
Rental	385,491	330,301	279,671
Hotel	31,086	—	—
General and administrative	47,292	38,312	35,659
Interest	271,685	223,389	217,064
Depreciation and amortization	185,377	149,181	132,223
Net derivative losses	11,874	26,488	—
Losses on investments in securities	4,297	6,500	—

Total expenses	937,102	774,171	664,617

Income before minority interests in property partnerships, income from unconsolidated joint ventures, gains (losses) on sales of real estate and land held for development, discontinued operations, extraordinary items, cumulative effect of a change in accounting principle and preferred distributions	297,721	272,349	225,014
Minority interests in property partnerships	2,065	1,085	(932)
Income from unconsolidated joint ventures	7,954	4,186	1,758

Income before gains (losses) on sales of real estate and land held for development, discontinued operations, extraordinary items, cumulative effect of a change in accounting principle and preferred distributions	307,740	277,620	225,840
Gains (losses) on sales of real estate	228,873	8,078	(313)
Gains on sales of land held for development	4,431	3,160	—

Income before discontinued operations, extraordinary items, cumulative effect of a change in accounting principle and preferred distributions	541,044	288,858	225,527
Discontinued operations:
Income from discontinued operations	1,384	3,483	3,765
Gains on sales of real estate from discontinued operations	30,916	—	—

Income before extraordinary items, cumulative effect of a change in accounting principle and preferred distributions	573,344	292,341	229,292
Extraordinary items	(2,386)	—	(433)

Income before cumulative effect of a change in accounting principle and preferred distributions	570,958	292,341	228,859
Cumulative effect of a change in accounting principle	—	(8,432)	—

Net income before preferred distributions	570,958	283,909	228,859
Preferred distributions	(31,258)	(36,026)	(32,994)

Net income available to common unitholders	$ 539,700	$ 247,883	$195,865

Basic earnings per common unit:
Income available to common unitholders before discontinued operations, extraordinary items and cumulative effect of a change in accounting principle	$4.49	$2.28	$2.01
Discontinued operations	0.28	0.03	0.04
Extraordinary items	(0.02)	—	—
Cumulative effect of a change in accounting principle	—	(0.07)	—

Net income available to common unitholders—per common unit	$4.75	$2.24	$2.05

Weighted average number of common units outstanding	113,617	110,803	95,532

Diluted earnings per common unit:
Income available to common unitholders before discontinued operations, extraordinary items and cumulative effect of a change in accounting principle	$4.43	$2.24	$1.98
Discontinued operations	0.28	0.03	0.04
Extraordinary items	(0.02)	—	—
Cumulative effect of a change in accounting principle	—	(0.07)	—

Net income available to common unitholders—per common unit	$4.69	$2.20	$2.02

Weighted average number of common and common equivalent units outstanding	115,084	113,001	96,849

The accompanying notes are an integral part of these financial statements.

BOSTON PROPERTIES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL

for the years ended December 31, 2002, 2001 and 2000

(dollars in thousands)	Total Partners' Capital
Balance at December 31, 1999	$ 686,788
Contributions	653,162
Property Contributions	18,160
Net Income	146,426
Distributions	(149,428)
Accumulated other comprehensive loss	(11,745)
Unearned compensation	(848)
Conversion of redeemable partnership units	25,029
Adjustment to reflect redeemable partnership units at redemption value	(373,697)

Balance at December 31, 2000	993,847
Contributions	14,440
Net income	201,440
Distributions	(207,936)
Accumulated other comprehensive loss	(2,123)
Unearned compensation	(1,249)
Conversion of redeemable partnership units	152,767
Adjustment to reflect redeemable partnership units at redemption value	191,406

Balance at December 31, 2001	1,342,592
Contributions	12,174
Net income	442,446
Distributions	(224,716)
Accumulated other comprehensive loss	(3,150)
Unearned compensation	(802)
Conversion of redeemable partnership units	130,247
Adjustment to reflect redeemable partnership units at redemption value	108,078

Balance at December 31, 2002	$1,806,869

The accompanying notes are an integral part of these financial statements.

BOSTON PROPERTIES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Year Ended December 31,
(in thousands)	2002	2001	2000
Net income before preferred distributions	$570,958	$283,909	$228,859
Other comprehensive loss:
Amortization of interest rate contracts	361	—	—
Realized loss on investments in securities included in net income before preferred distributions	—	6,500	—
Unrealized gains (losses) on investments in securities:
Unrealized holding losses arising during the period	—	(1,608)	(11,745)
Less: reclassification adjustment for the cumulative effect of a change in accounting principle included in net income before preferred distributions	—	6,853	—
Unrealized derivative losses:
Transition adjustment of interest rate contracts	—	(11,414)	—
Change in unrealized losses on derivative instruments used in cash flow hedging arrangements	(3,511)	(2,454)	—

Other comprehensive loss	(3,150)	(2,123)	(11,745)

Comprehensive income	$567,808	$281,786	$217,114

The accompanying notes are an integral part of these financial statements

BOSTON PROPERTIES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,
(in thousands)	2002	2001	2000
Cash flows from operating activities:
Net income before preferred distributions	$ 570,958	$ 283,909	$ 228,859
Adjustments to reconcile net income before preferred distributions to net cash provided by operating activities:
Depreciation and amortization	185,629	150,163	133,150
Non-cash portion of interest expense	5,558	3,937	3,693
Non-cash compensation expense	1,187	578	2,170
Loss on investments in securities	4,297	6,500	—
Non-cash portion of derivative losses	4,478	(5,014)	—
Payments on deferred interest rate contracts	(3,511)	—	—
Minority interests in property partnerships	(2,065)	(1,085)	932
Earnings in excess of distributions from unconsolidated joint ventures	738	(1,451)	90
Losses (gains) on sales of properties	(264,220)	(11,238)	313
Extraordinary loss	554	—	433
Cumulative effect of a change in accounting principle	—	8,432	—
Change in assets and liabilities:
Cash held in escrows	1,094	4,951	12,303
Tenant and other receivables, net	23,027	(16,694)	1,407
Accrued rental income, net	(50,466)	(27,961)	(14,509)
Prepaid expenses and other assets	1,108	10,154	(2,792)
Accounts payable and accrued expenses	3,216	29,265	(14,300)
Accrued interest payable	16,061	3,481	(2,887)
Other liabilities	1,848	8,580	1,644
Tenant leasing costs	(62,111)	(27,104)	(21,032)

Total adjustments	(133,578)	135,494	100,615

Net cash provided by operating activities	437,380	419,403	329,474

Cash flows from investing activities:
Acquisitions/additions to real estate	(1,432,302)	(1,322,565)	(615,006)
Investments in unconsolidated joint ventures	(4,158)	(7,163)	(16,582)
Net proceeds from sales of real estate	419,177	26,106	70,712
Investments in securities	—	—	(2,297)

Net cash used in investing activities	(1,017,283)	(1,303,622)	(563,173)

Cash flows from financing activities:
Partner contributions	9,774	12,665	650,144
Borrowings on unsecured line of credit	200,098	111,200	184,000
Repayments of unsecured line of credit	(173,055)	(111,200)	(550,000)
Repayments of mortgage notes	(417,230)	(229,021)	(525,241)
Proceeds from mortgage notes	369,155	1,128,534	976,390
Proceeds from unsecured senior notes	747,375	—	—
Proceeds from unsecured bridge loan	1,000,000	—	—
Repayments of unsecured bridge loan	(894,317)	—	—
Mortgage payable proceeds released from escrow	—	57,610	—
Distributions	(297,331)	(279,260)	(209,723)
Net (distributions) contributions to/from minority interest holder	(1,539)	37,539	—
Deferred financing costs	(5,819)	(26,738)	(22,949)

Net cash provided by financing activities	537,111	701,329	502,621

Net increase (decrease) in cash and cash equivalents	(42,792)	(182,890)	268,922
Cash and cash equivalents, beginning of period	98,067	280,957	12,035

Cash and cash equivalents, end of period	$ 55,275	$ 98,067	$ 280,957

Supplemental disclosures:
Cash paid for interest	$ 272,576	$ 275,263	$ 253,971

Interest capitalized	$ 22,510	$ 59,292	$ 37,713

Non-cash investing and financing activities:
Additions to real estate included in accounts payable	$ 10,067	$ 5,547	$ 4,858

Mortgage notes payable assumed in connection with the acquisition of real estate	$ —	$ —	$ 117,831

Mortgage notes payable assigned in connection with the sale of real estate	$ —	$ —	$ 166,547

Mortgage payable proceeds escrowed	$ —	$ —	$ 57,610

Issuance of partners' capital in connection with the acquisition of real estate	$ —	$ —	$ 47,372

Distributions declared but not paid	$ 81,226	$ 79,561	$ 71,274

Partners' capital issued in connection with an acquisition of minority interest	$ —	$ —	$ 15,500

Conversions of redeemable units to partners' capital	$ 130,247	$ 119,604	$ 20,245

Deposit received on real estate held for sale escrowed	$ 20,000	$ —	$ —

Real estate contributed to joint ventures	$ —	$ —	$ 36,999

Issuance of restricted units to employees	$ 1,989	$ 1,827	$ 1,060

Unrealized loss related to investments in securities	$ —	$ 1,608	$ 11,745

The accompanying notes are an integral part of these financial statements.

BOSTON PROPERTIES LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Basis of Presentation

Organization

Boston Properties, Inc. (the "Company"), a Delaware corporation, is a self-administered and self-managed real estate investment trust ("REIT"). Boston Properties, Inc. is the sole general partner of Boston Properties Limited Partnership (the "Operating Partnership") and at December 31, 2002, owned an approximate 76.3% (75.0% at December 31, 2001) general and limited partnership interest in the Operating Partnership. Partnership interests in the Operating Partnership are denominated as "common units of partnership interest" (also referred to as "OP Units") or "preferred units of partnership interest" (also referred to as "Preferred Units"). All references to OP Units and Preferred Units exclude such units held by the Company. A holder of an OP Unit may present such OP Unit to the Operating Partnership for redemption at any time (subject to restrictions agreed upon at the issuance of OP Units to particular holders that may restrict such right for a period of time, generally one year from issuance). Upon presentation of an OP Unit for redemption, the Operating Partnership must redeem such OP Unit for cash equal to the then value of a share of common stock of the Company ("Common Stock"), except that the Company may, at its election, in lieu of a cash redemption, acquire such OP Unit for one share of Common Stock. Because the number of shares of Common Stock outstanding at all times equals the number of OP Units that the Company owns, one share of Common Stock is generally the economic equivalent of one OP Unit, and the quarterly distribution that may be paid to the holder of an OP Unit equals the quarterly dividend that may be paid to the holder of a share of Common Stock. Each series of Preferred Units bears a distribution that is set in accordance with an amendment to the partnership agreement of the Operating Partnership. Preferred Units may also be convertible into OP Units at the election of the holder thereof or the Company, subject to the terms of such Preferred Units.

Properties

At December 31, 2002, the Operating Partnership owned or had interests in a portfolio of 142 commercial real estate properties (147 properties at December 31, 2001) (the "Properties") aggregating more than 42.4 million net rentable square feet (including six properties under construction totaling approximately 2.8 million net rentable square feet). The Properties consist of 133 office properties, including 105 Class A office properties and 28 Office/Technical properties; four industrial properties; three hotels; two retail properties; and structured parking for 20,710 vehicles containing approximately 6.7 million square feet. In addition, the Company owns, controls or has interests in 41 parcels of land totaling 539.6 acres (which will support approximately 8.8 million net rentable square feet of development). The Operating Partnership considers Class A office properties to be centrally located buildings that are professionally managed and maintained, that attract high-quality tenants and command upper-tier rental rates, and that are modern structures or have been modernized to compete with newer buildings. The Operating Partnership considers Office/Technical properties to be properties that support office, research and development and other technical uses.

Basis of Presentation

The consolidated financial statements of the Operating Partnership include all the accounts of the Operating Partnership, and consolidated subsidiaries. All significant intercompany balances and transactions have been eliminated.

2.    Summary of Significant Accounting Policies

Real Estate

Real estate is stated at depreciated cost, which in the opinion of management is not in excess of the individual property's estimated undiscounted future cash flows, including estimated proceeds from disposition. The cost of buildings and improvements include the purchase price of the property, legal fees and acquisition costs. Certain qualifying costs related to development properties are capitalized. Capitalized development costs include interest, wages, property taxes, insurance and other project costs incurred during the period of development.

The Operating Partnership periodically reviews its properties to determine if their carrying amounts will be recovered from future operating cash flows. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Since cash flows are considered on an undiscounted basis in the analysis that the Operating Partnership conducts to determine whether an asset has been impaired, the Operating Partnership's established strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If the Operating Partnership's strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized. If the Operating Partnership determines that an impairment has occurred, the affected assets must be reduced to their fair value. No such impairment losses have been recognized to date.

The costs of land and buildings under development include specifically identifiable costs. The capitalized costs include pre-construction costs essential to the development of the property, development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. The Operating Partnership ceases cost capitalization when the property is held available for occupancy upon substantial completion of tenant improvements, but no later than one year from the completion of major construction activity. Interest costs capitalized for the years ended December 31, 2002, 2001 and 2000 were $22.5 million, $59.3 million and $37.7 million, respectively. Salaries and related costs capitalized for the years ended December 31, 2002, 2001 and 2000 were $4.4 million, $5.8 million and $4.9 million, respectively.

The Operating Partnership accounts for properties as held for sale under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment

or Disposal of Long-Lived Assets", which typically occurs upon the execution of a purchase and sale agreement. Upon determining that a property is held for sale, the Operating Partnership discontinues depreciating the property and reflects the property at the lower of its carrying amount or fair value less the cost to sell in its consolidated balance sheets.

Expenditures for repairs and maintenance are charged to operations as incurred. Significant betterments are capitalized. When assets are sold or retired, their costs and related accumulated depreciation are removed from the accounts with the resulting gains or losses reflected in net income or loss for the period.

Depreciation is computed on the straight-line basis over the estimated useful lives of the assets as follows:

Land improvements	25 to 40 years
Buildings and improvements	10 to 40 years
Tenant improvements	Shorter of useful life or terms of related lease
Furniture, fixtures, and equipment	3 to 7 years

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and investments with maturities of three months or less from the date of purchase. The majority of the Operating Partnership's cash and cash equivalents are held at major commercial banks which may at times exceed the Federal Deposit Insurance Corporation limit of $100,000. The Operating Partnership has not experienced any losses to date on its invested cash.

Cash held in Escrows

Escrows include amounts established pursuant to various agreements for real estate purchase and sale transactions, security deposits, property taxes, insurance and other costs.

Investments in Securities

The Operating Partnership accounts for investments in securities of publicly traded companies in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115 "Accounting for Certain Investments in Debt and Equity Investments" and has classified the securities as available-for-sale. Investments in securities of non-publicly traded companies are recorded at cost, as they are not considered marketable under SFAS No. 115. During the years ended December 31, 2002 and 2001, the Operating Partnership realized losses totaling $4.3 million and $6.5 million related to the write-down of securities of three technology companies. The Operating Partnership determined that the decline in the fair value of these securities was other than temporary as defined by SFAS No. 115.

Tenant and other receivables

Tenant and other receivables are expected to be collected within one year and are reported net of estimated unrecoverable amounts of approximately $3.7 million and $2.4 million at December 31, 2002 and 2001, respectively.

Deferred Charges

Deferred charges include leasing costs and financing costs. Direct and incremental fees and costs incurred in the successful negotiation of leases, including brokerage, legal, internal leasing employee salaries and other costs have been deferred and are being amortized on a straight-line basis over the terms of the respective leases. Internal leasing salaries and related costs capitalized for the years ended December 31, 2002, 2001 and 2000 were approximately $0.7 million, $0.8 million and $0.2 million, respectively. External fees and costs incurred to obtain financing have been deferred and are being amortized over the terms of the respective loans on a basis that approximates the effective interest method and are included with interest expense. Unamortized financing and leasing costs are charged to expense upon the early repayment or significant modification of the financing or upon the early termination of the lease, respectively. Fully amortized deferred charges are removed from the books upon the expiration of the lease or maturity of the debt.

Investments in Unconsolidated Joint Ventures

The Operating Partnership accounts for its investments in joint ventures, which it does not control, using the equity method of accounting. Under the equity method of accounting, the net equity investment of the Operating Partnership is reflected on the consolidated balance sheets, and the Operating Partnership's share of net income or loss from the joint ventures is included on the consolidated statements of operations. The joint venture agreements may designate different percentage allocations among investors for profits and losses, however, the Operating Partnership's recognition of joint venture income or loss generally follows the joint venture's distribution priorities, which may change upon the achievement of certain investment return thresholds.

To the extent that the Operating Partnership contributes assets to a joint venture, the Operating Partnership's investment in joint venture is recorded at the Operating Partnership's cost basis in the assets that were contributed to the joint venture. To the extent that the Operating Partnership's cost basis is different than the basis reflected at the joint venture level, the basis difference is amortized over the life of the related asset and included in the Operating Partnership's share of equity in net income of the joint venture. In accordance with the provisions of Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures", the Operating Partnership will recognize gains on the contribution of real estate to joint ventures, relating solely to the outside partner's interest, to the extent the economic substance of the transaction is a sale.

The Operating Partnership serves as property manager for the joint ventures. The Operating Partnership serves as the development manager for the joint ventures currently under development. The profit on development fees received from joint ventures is recognized to the extent attributable to the outside interests in the joint ventures. The Operating Partnership has recognized development and management fee income earned from its joint ventures of approximately $5.0 million, $3.9 million and $2.1 million for the years ended December 31, 2002, 2001 and 2000, respectively.

Revenue Recognition

Base rental revenue is reported on a straight-line basis over the terms of the respective leases. The impact of the straight-line rent adjustment increased revenue by $51.0 million, $27.8 million and $12.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. Accrued rental income represents rental income earned in excess of rent payments received pursuant to the terms of the individual lease agreements. The Operating Partnership maintains an allowance for doubtful accounts against tenant and other receivables for estimated losses resulting from the inability of its tenants to make required rent payments. The computation of this allowance is based on the tenants' payment history and current credit status. The Operating Partnership also maintains an allowance against accrued rental income for future potential tenant credit losses. The credit assessment is based on the estimated accrued rental income that is recoverable over the term of the lease. The credit risk is mitigated by the high quality of the Operating Partnership's tenant base, review of the tenant's risk profile prior to lease execution and continual monitoring of the Operating Partnership's portfolio to identify potential problem tenants.

Recoveries from tenants consisting of amounts due from tenants for common area maintenance, real estate taxes and other recoverable costs are recognized as revenue in the period the expenses are incurred.

Development fees are recognized ratably over the period of development. Management fees are recognized as revenue as they are earned.

The estimated fair value of warrants received in conjunction with communications license agreements are recognized over the ten-year effective terms of the license agreements.

The Operating Partnership recognizes gains on sales of real estate pursuant to the provisions of SFAS No. 66 "Accounting for Sales of Real Estate". The specific timing of a sale is measured against various criteria in SFAS No. 66 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, the Operating Partnership defers gain recognition and accounts for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Interest Expense and Interest Rate Protection Agreements

Interest expense on fixed rate debt with predetermined periodic rate increases is computed using the effective interest method over the terms of the respective loans.

From time to time, the Operating Partnership enters into certain interest rate protection agreements to reduce the impact of changes in interest rates on its variable rate debt or in anticipation of issuing fixed rate debt. The fair value of these agreements is reflected on the Consolidated Balance Sheets. Changes in the fair value of these agreements are recorded in the Consolidated Statements of Operations to the extent the agreements are not effective for accounting purposes.

Earnings Per Common Unit

Basic earnings per common unit is computed by dividing net income available to common unitholders by the weighted average number of common units (including redeemable common units) outstanding during the year. Diluted earnings per common unit reflects the potential dilution that could occur from units issuable through parent stock-based compensation including options and conversion of preferred units of the Operating Partnership.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, escrows, receivables, accounts payable, accrued expenses and other assets and liabilities are reasonable estimates of their fair values because of the short maturities of these instruments. The fair value of the Operating Partnership's long-term indebtedness, which is based on the estimates of management and on rates currently quoted and rates currently prevailing for comparable loans and instruments of comparable maturities, exceeds the aggregate carrying value by approximately $172.5 million at December 31, 2002.

Income Taxes

The partners are required to report their respective share of the Operating Partnership's taxable income or loss on their respective income tax returns and are liable for any related taxes thereon. Accordingly, the only provision for income taxes in the accompanying consolidated financial statements relates to the Operating Partnership's consolidated taxable REIT subsidiaries.

In January 2002, the Operating Partnership formed a taxable REIT subsidiary ("TRS"), IXP, Inc. (IXP) which acts as a captive insurance company to provide earthquake re-insurance coverage for the Operating Partnership's Greater San Francisco properties. The accounts of IXP are consolidated within the Operating Partnership. The captive TRS is subject to tax at the federal and state level, and accordingly, the Operating Partnership has recorded a tax provision of $0.1 million for the year ended December 31, 2002 in the Operating Partnership's Consolidated Statements of Operations.

Effective July 1, 2002, the Operating Partnership restructured the leases with respect to ownership of its three hotel properties by forming a TRS. The hotel TRS, a wholly owned subsidiary of the Operating Partnership, is the lessee pursuant to new leases for each of the hotel properties. As lessor, the Operating Partnership is entitled to a percentage of gross receipts from the hotel properties. Marriott International, Inc. will continue to manage the hotel properties under the Marriott® name and under terms of the existing management agreements. In connection with the restructuring, the revenue and expenses of the hotel properties are being reflected in the Operating Partnership's Consolidated Statements of Operations. The hotel TRS is subject to tax at the federal and state level, and accordingly, the Operating Partnership has recorded a tax provision of $0.4 million for the six months ended December 31, 2002 in the Operating Partnership's Consolidated Statements of Operations.

The Operating Partnership had previously leased its three in-service hotel properties, pursuant to leases with a participation in the gross receipts of such hotel properties, to a lessee ("ZL Hotel LLC") in which Messrs. Zuckerman and Linde, the Chairman of the Board and Chief Executive Officer of the Company, respectively, are the sole member-managers. Marriott International, Inc. manages these hotel properties under the Marriott® name pursuant to management agreements with the lessee. Rental revenue from these leases totaled approximately $12.2 million for the six-month period in 2002 prior to the formation of the hotel TRS and $31.3 million and $38.1 million for the years ended December 31, 2001 and 2000, respectively.

The net difference between the tax basis and the reported amounts of the Operating Partnership's assets and liabilities is approximately $1.7 billion and $1.2 billion as of December 31, 2002 and 2001, respectively.

Certain entities included in the Operating Partnership's consolidated financial statements are subject to certain state and local taxes. These taxes are recorded as operating expenses in the accompanying consolidated financial statements.

The following reconciles GAAP net income to estimated taxable income:

	For the year ended December 31,
	2002	2001	2000
	(in thousands)
Net income before preferred distributions	$570,958	$283,909	$228,859
Straight-line rent adjustments	(51,268)	(28,022)	(12,843)
Book/Tax differences from depreciation and amortization	39,284	15,444	19,020
Book/Tax differences on gains/losses from capital transactions	(254,697)	(4,738)	49
Other book/tax differences, net	524	(8,464)	(1,075)

Estimated taxable income	$304,801	$258,129	$234,010

Reclassifications

Certain prior-year balances have been reclassified in order to conform to the current-year presentation.

Stock-based employee option plan

At December 31, 2002, the Company has stock based employee compensation plans, which are described more fully in Note 19. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations. All options granted had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income available to common unitholders and earnings per common unit if the Company had applied the fair value recognition provisions of FASB SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	Year Ended December 31,
	2002	2001	2000
Net income available to common unitholders	$539,700	$247,883	$195,865
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards	(9,389)	(11,654)	(12,040)

Pro forma net income available to common unitholders	$530,311	$236,229	$183,825

Earnings per unit:
Basic—as reported	$4.75	$2.24	$2.05

Basic—pro forma	$4.67	$2.13	$1.92

Diluted—as reported	$4.69	$2.20	$2.02

Diluted—pro forma	$4.61	$2.09	$1.90

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. These estimates include such items as depreciation and allowances for doubtful accounts. Actual results could differ from those estimates.

3.    Real Estate

Real estate consisted of the following at December 31 (in thousands):

	2002	2001
Land	$1,640,970	$1,192,859
Land held for future development	211,961	178,767
Real estate held for sale, net of accumulated depreciation	224,585	—
Buildings and improvements	5,617,725	4,611,853
Tenant improvements	395,979	264,658
Furniture, fixtures and equipment	68,256	66,540
Development in process	448,576	1,109,302

Total	8,608,052	7,423,979
Less: Accumulated depreciation	(822,133)	(719,854)

	$7,785,919	$6,704,125

4.    Deferred Charges

Deferred charges consisted of the following at December 31 (in thousands):

	2002	2001
Leasing costs	$203,954	$114,811
Financing costs	75,145	74,394

	279,099	189,205
Less: Accumulated amortization	(102,554)	(81,632)

	$176,545	$107,573

5.    Investments in Unconsolidated Joint Ventures

The investments in unconsolidated joint ventures consists of the following:

Entity	Property	Location	% Ownership
One Freedom Square LLC	One Freedom Square	Reston, VA	25%(1)
Square 407 LP	Market Square North	Washington, D.C.	50%
The Metropolitan Square Associates LLC	Metropolitan Square	Washington, D.C.	51%(2)
BP 140 Kendrick Street LLC	140 Kendrick Street	Needham, MA	25%(1)
BP/CRF 265 Franklin Street Holdings LLC	265 Franklin Street	Boston, MA	35%
Discovery Square LLC	Discovery Square	Reston, VA	50%
BP/CRF 901 New York Avenue LLC	901 New York Avenue(3)	Washington, D.C.	25%(1)
Two Freedom Square LLC	Two Freedom Square(3)	Reston, VA	50%

(1) Ownership can increase based on the achievement of certain return thresholds

(2) Joint venture is accounted for under the equity method due to participatory rights of the outside partner.

(3) Property is currently under development

The combined summarized financial information of the unconsolidated joint ventures is as follows (in thousands):

	December 31,
Balance Sheets	2002	2001
Real estate and development in process, net	$753,931	$720,568
Other assets	59,665	40,670

Total assets	$813,596	$761,238

Mortgage and construction loans payable	$558,362	$507,865
Other liabilities	13,436	16,497
Members' equity	241,798	236,876

Total liabilities and members' equity	$813,596	$761,238

Operating Partnership's share of equity	$98,997	$95,516
Basis differentials(1)	2,908	2,969

Carrying value of the Operating Partnership's investments in unconsolidated joint ventures	$101,905	$98,485

(1) This amount represents the aggregate difference between the Operating Partnership's historical cost basis reflected and the basis reflected at the joint venture level, which is typically amortized over the life of the related asset. Basis differentials occur primarily upon the transfer of assets into a joint venture, which were previously owned by the Operating Partnership. In addition, certain acquisition, transaction and other costs may not be reflected in the net assets at the joint venture level.

	Year Ended December 31,
Statements of Operations	2002	2001	2000
Total revenue	$94,678	$80,813	$42,754
Expenses:
Operating	26,534	23,024	12,479
Interest	32,964	32,434	17,697
Depreciation and amortization	17,058	13,557	7,802

Total expenses	76,556	69,015	37,978

Net income	$18,122	$11,798	$4,776

Operating Partnership's share of net income	$7,954	$4,186	$1,758

6.    Mortgage Notes Payable

The Operating Partnership had outstanding mortgage notes payable totaling $4.3 billion as of December 31, 2002, each collateralized by one or more buildings and related land included in real estate assets. The mortgage notes payable are generally due in monthly installments and mature at various dates through August 1, 2021.

Fixed rate mortgage notes payable totaled approximately $3.1 billion and $3.4 billion at December 31, 2002 and 2001, respectively, with interest rates ranging from 6.40% to 9.65% (averaging 7.17% and 7.27% at December 31, 2002 and 2001, respectively).

Variable rate mortgage notes payable (including construction loans payable) totaled approximately $1.1 billion and $866.0 million at December 31, 2002 and 2001, respectively, with interest rates ranging from 1.25% above the London Interbank Offered Rate ("LIBOR") (LIBOR was 1.38% and 1.87% at December 31, 2002 and 2001, respectively) to 1.95% above LIBOR.

At December 31, 2002, the Operating Partnership had outstanding hedge contracts totaling $150.0 million. The hedging agreements provide for a fixed interest rate when LIBOR is less than 5.76% and when LIBOR is between 6.35% and 7.45% and between 7.51% and 9.00% for remaining terms ranging from one to three years per the individual hedging agreements.

A mortgage note payable totaling approximately $115.1 million at December 31, 2001 was subject to periodic scheduled interest rate increases. Interest expense for this mortgage note payable was computed using the effective interest method. A mortgage note payable totaling approximately $69.3 million at December 31, 2002 and two mortgage notes payable totaling approximately $220.7 million at December 31, 2001, have been accounted for at their fair value on the date the mortgage loans were assumed. The impact of using these accounting methods decreased interest expense by $2.2 million, $1.7 million and $3.6 million for the years ended

December 31, 2002, 2001 and 2000, respectively. The cumulative liability related to these accounting methods was $5.8 million and $7.9 million at December 31, 2002 and 2001, respectively, and is included in mortgage notes payable.

Combined aggregate principal payments of mortgage notes payable at December 31, 2002 are as follows:

(in thousands)
2003	$931,496
2004	411,855
2005	285,387
2006	284,458
2007	182,632
Thereafter	2,171,291

7.    Unsecured Senior Notes

On December 13, 2002, the Operating Partnership closed an unregistered offering of $750.0 million in aggregate principal amount of its 6.25% senior unsecured notes due 2013. The notes were priced at 99.65% of their face amount to yield 6.296%. The notes have been reflected net of discount of $2.6 million in the Consolidated Balance Sheets. The Operating Partnership used the net proceeds to pay down its unsecured bridge loan incurred in connection with its September 2002 acquisition of 399 Park Avenue. In connection with the offering, the Operating Partnership terminated treasury rate lock agreements at a cost of approximately $3.5 million that are being amortized over the term of the notes as an adjustment to interest expense.

The indenture relating to the unsecured senior notes contain certain financial restrictions and requirements, including (1) a leverage ratio not to exceed 60%, (2) a secured debt leverage ratio not to exceed 50%, (3) an interest coverage ratio of 1.50, and (4) an unencumbered asset value to less than 150% of unsecured debt. At December 31, 2002, the Operating Partnership was in compliance with each of these financial restrictions and requirements.

8.    Unsecured Bridge Loan

On September 25, 2002, the Operating Partnership obtained unsecured bridge financing totaling $1.0 billion (the "Unsecured Bridge Loan") in connection with the acquisition of 399 Park Avenue. During 2002, the Operating Partnership repaid approximately $894.3 million with proceeds from the offering of unsecured senior notes and proceeds from the sales of certain real estate properties. At December 31, 2002, the Unsecured Bridge Loan had an outstanding balance of approximately $105.7 million and currently bears interest at a variable rate of Eurodollar + 1.45% (2.89% for the contract in effect at December 31, 2002). The Unsecured

Bridge Loan matures in September 2003 and may be prepaid at any time prior to its maturity without a prepayment penalty.

The terms of the Unsecured Bridge Loan require that the Operating Partnership maintain a number of customary financial and other covenants on an ongoing basis including among other things, (1) unsecured loan-to-value ratio against total borrowing base not to exceed 55%, unless the Operating Partnership's leverage ratio exceeds 60%, in which case it is not to exceed 50%, (2) a secured debt leverage ratio not to exceed 55%, (3) debt service coverage ratio of 1.40 for the Operating Partnership's borrowing base, or 1.50 if the Operating Partnership's leverage ratio equals or exceeds 60%, a fixed charge ratio of 1.30, and a debt service coverage ratio of 1.50 (4) a leverage ratio not to exceed 60%, however for five consecutive quarters (not including the two quarters prior to expiration) leverage can go to 65% (5) limitations on additional indebtedness and stockholder distributions, and (6) a minimum net worth requirement. At December 31, 2002, the Operating Partnership was in compliance with each of these financial and other covenant requirements.

9.    Unsecured Line of Credit

As of December 31, 2002, the Operating Partnership had an agreement for a $605.0 million unsecured revolving credit facility (the "Unsecured Line of Credit") maturing in March 2003. Outstanding balances under the Unsecured Line of Credit currently bear interest at a floating rate based on an increase over Eurodollar from 105 to 170 basis points or an increase over the lender's prime rate from zero to 75 basis points, depending upon the Operating Partnership's applicable leverage ratio. The Unsecured Line of Credit requires payments of interest only.

The Operating Partnership had an outstanding balance on the Unsecured Line of Credit of $173.9 million at December 31, 2002 of which approximately $146.9 million is collateralized by the Operating Partnership's 875 Third Avenue property and is included in Mortgage Notes Payable. There was no outstanding balance at December 31, 2001. The weighted-average balance outstanding was approximately $15.2 million and $11.3 million during the year ended December 31, 2002 and 2001, respectively. The weighted-average interest rate on amounts outstanding was approximately 3.03% and 5.49% during the year ended December 31, 2002 and 2001, respectively.

The terms of the Unsecured Line of Credit require that the Operating Partnership maintain a number of customary financial and other covenants on an ongoing basis including among other things, (1) unsecured loan-to-value ratio against total borrowing base not to exceed 55%, unless the Operating Partnership's leverage ratio exceeds 60%, in which case it is not to exceed 50%, (2) a secured debt leverage ratio not to exceed 55%, (3) debt service coverage ratio of 1.40 for the Company's borrowing base, or 1.50 if the Operating Partnership's leverage ratio equals or exceeds 60%, a fixed charge ratio of 1.30, and a debt service coverage ratio of

1.50 (4) a leverage ratio not to exceed 60%, however for five consecutive quarters (not including the two quarters prior to expiration) leverage can go to 65% (5) limitations on additional indebtedness and stockholder distributions, and (6) a minimum net worth requirement. At December 31, 2002, the Operating Partnership was in compliance with each of these financial and other covenant requirements.

10.    Commitments and Contingencies

General

The Operating Partnership has letter of credit and performance obligations of approximately $39.3 million primarily related to its wholly owned subsidiary IXP and certain other development and lender requirements.

The Operating Partnership has indebtedness guarantee obligations with lenders primarily related to construction loans. At December 31, 2002, the Operating Partnership had obligations outstanding totaling approximately $2.8 million in excess of its share of indebtedness related to the construction loan of a joint venture property.

The Operating Partnership's joint venture agreements generally include provisions whereby each partner has the right to initiate a purchase or sale of its interest in the joint ventures. Under these provisions, the Operating Partnership is not compelled to purchase the interest of its outside joint venture partners.

Concentrations of Credit Risk

Management of the Operating Partnership performs ongoing credit evaluations of tenants and may require tenants to provide some form of credit support such as corporate guarantees and/or other financial guarantees. Although the Operating Partnership's properties are geographically diverse and the tenants operate in a variety of industries, to the extent the Operating Partnership has a significant concentration of rental revenue from any single tenant, the inability of that tenant to make its lease payments could have an adverse effect on the Operating Partnership.

Insurance

The Operating Partnership carries insurance coverage on its properties of types and in amounts that it believes are in line with coverage customarily obtained by owners of similar properties. The Operating Partnership believes that all of its properties are adequately insured. The property insurance that the Operating Partnership maintains for its properties has historically been on an "all risk" basis, which until 2002 included losses caused by acts of terrorism. Following the terrorist activity of September 11, 2001 and the resulting uncertainty in the insurance market, insurance companies generally excluded insurance against acts of terrorism from their "all risk" policies. As a result the Operating Partnership's "all risk" insurance coverage currently contains specific exclusions for losses attributable to acts of terrorism. In light of this development, in 2002 the Operating Partnership purchased stand-alone terrorism insurance on a portfolio-wide basis with annual aggregate limits that the Operating Partnership considers commercially reasonable, considering the availability and cost of such coverage. The federal Terrorism Risk Insurance Act, enacted in November 2002, requires regulated insurers to make available coverage for certified acts of terrorism (as defined by the statute) under property insurance policies, but the Operating Partnership cannot currently anticipate whether the scope and cost of such coverage will compare favorably to stand-alone terrorism insurance, and thus whether it will be commercially reasonable for the Operating Partnership to change its coverage for acts of terrorism going forward. The Operating Partnership will continue to monitor the state of the insurance market, but does not currently expect that coverage for acts of terrorism on terms comparable to pre-2002 policies will become available on commercially reasonable terms.

The Operating Partnership carries earthquake insurance on its properties located in areas known to be subject to earthquakes in an amount and subject to deductibles and self-insurance that it believes are commercially reasonable. However, the amount of the Operating Partnership's earthquake insurance coverage may not be sufficient to cover losses from earthquakes. As a result of increased costs of coverage and decreased availability, the amount of third party earthquake insurance that the Operating Partnership may be able to purchase on commercially reasonable terms may be reduced. In addition, the Operating Partnership may discontinue earthquake insurance on some or all of its properties in the future if the premiums exceed the Operating Partnership's estimation of the value of the coverage.

In January 2002, the Operating Partnership formed a wholly-owned insurance subsidiary, IXP, Inc. ("IXP"), to act as a captive insurance company and be one of the elements of its overall insurance program. IXP has acted as a reinsurer for the Operating Partnership's primary carrier with respect to a portion of its earthquake insurance coverage for its Greater San Francisco properties. In the future IXP may provide additional or different coverage, as a reinsurer or a primary insurer, depending on the availability and cost of third party insurance in the marketplace and the level of self insurance that the Operating Partnership believes is commercially reasonable. The accounts of IXP are consolidated within the Operating Partnership.

There are other types of losses, such as from wars, acts of bio-terrorism or the presence of mold at the Operating Partnership's properties, for which the Operating Partnership cannot obtain insurance at all or at a reasonable cost. With respect to such losses and losses from acts of terrorism, earthquakes or other catastrophic events, if the Operating Partnership experiences a loss that is uninsured or that exceeds policy limits, the Operating Partnership could lose the capital invested in the damaged properties, as well as the anticipated future revenues from those properties. Depending on the specific circumstances of each affected property, it is possible that the Operating Partnership could be liable for mortgage indebtedness or other obligations related to the property. Any such loss could materially and adversely affect the Operating Partnership's business and financial condition and results of operations.

Legal Matters

The Operating Partnership is subject to various legal proceedings and claims that arise in the ordinary course of business. These matters are generally covered by insurance. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Operating Partnership.

Environmental Matters

It is the Operating Partnership's policy to retain independent environmental consultants to conduct or update Phase I environmental assessments (which generally do not involve invasive techniques such as soil or ground water sampling) and asbestos surveys with respect to its properties. These pre-purchase environmental assessments have not revealed environmental conditions that the Operating Partnership believes will have a material adverse effect on its business, assets or results of operations, and the Operating Partnership is not otherwise aware of environmental conditions with respect to its properties which the Operating Partnership believes would have such a material adverse effect. However, from time to time pre-existing environmental conditions at its properties have required environmental testing and/or regulatory filings.

In February 1999, one of the Operating Partnership's affiliates acquired from Exxon Corporation a property in Massachusetts that was formerly used as a petroleum bulk storage and distribution facility and was known by the state regulatory authority to contain soil and groundwater contamination. The Operating Partnership recently completed development of an office park on the property. The Operating Partnership's affiliate engaged a specially licensed environmental consultant to oversee the management of contaminated soil and groundwater that was disturbed in the course of construction. Pursuant to the property acquisition agreement, Exxon agreed to (1) bear the liability arising from releases or discharges of oil and hazardous substances which occurred at the site prior to the Operating Partnership's ownership, (2) continue remediating such releases and discharges as necessary and appropriate to comply with applicable requirements, and (3) indemnify the Operating Partnership's affiliate for certain losses arising from preexisting site conditions. Any indemnity claim may be subject to various defenses.

Environmental investigations at two of the Operating Partnership's properties in Massachusetts have identified groundwater contamination migrating from off-site source properties. In both cases the Operating Partnership engaged a specially licensed environmental consultant to perform the necessary investigations and assessments and to prepare submittals to the state regulatory authority, including Downgradient Property Status Opinions. The environmental consultant concluded that the properties qualify for Downgradient Property Status under the state regulatory program, which eliminates certain deadlines for conducting response actions at a site. The Operating Partnership also believes that these properties qualify for liability relief under certain statutory amendments regarding upgradient releases. Although the Operating Partnership believes that the current or former owners of the upgradient source properties may ultimately be responsible for some or all of the costs of addressing the identified groundwater contamination, the Operating Partnership will take necessary further response actions (if any are required). No such additional response actions are anticipated at this time.

One of the Operating Partnership's affiliates recently acquired a property in Massachusetts where historic groundwater contamination was identified prior to acquisition. The Operating Partnership engaged a specially licensed environmental consultant to perform investigations and to prepare necessary submittals to the state regulatory authority. The environmental consultant has concluded that (1) certain identified groundwater contaminants are migrating to the subject property from an off-site source property and (2) certain other detected contaminants are likely related to a historic release on the subject property. The Operating Partnership has filed a Downgradient Property Status Opinion (described above) with respect to contamination migrating from off-site. The consultant has recommended conducting additional investigations, including the installation of off-site monitoring wells, to determine the nature and extent of contamination potentially associated with the historic use of the subject property. The Operating Partnership's affiliate has authorized such additional investigations and will take necessary further response actions (if any are required).

Some of the Operating Partnership's properties and certain properties owned by the Operating Partnership's affiliates are located in urban, industrial and other previously developed areas where fill or current or historical uses of the areas have caused site contamination. Accordingly, it is sometimes necessary to institute special soil and/or groundwater handling procedures in connection with construction and other property operations in order to achieve regulatory closure and ensure that contaminated materials are addressed in an appropriate manner. In these situations it is the Operating Partnership's practice to investigate the nature and extent of detected contamination and estimate the costs of required response actions and special handling procedures. The Operating Partnership then uses this information as part of its decision-making process with respect to the acquisition and/or development of the property. For example, the Operating Partnership recently acquired a parcel in Massachusetts, formerly used as a quarry/asphalt batching facility, which the Operating Partnership may develop in the future. Pre-purchase testing indicated that the site contains relatively low levels of certain contaminants. The Operating Partnership has engaged a specially licensed environmental consultant to perform an environmental risk characterization and prepare all necessary regulatory submittals. The Operating Partnership anticipates that additional response actions necessary to achieve regulatory closure (if any) will be performed in concert with future construction activities. When appropriate, closure documentation will be submitted for public review and comment pursuant to the state regulatory authority's public information process.

The Operating Partnership expects that resolution of the environmental matters relating to the above will not have a material impact on its financial position, results of operations or liquidity.

Development

The Operating Partnership has six properties currently under construction. Commitments to complete these projects totaled approximately $405.9 million at December 31, 2002. Of the remaining commitment, $371.7 million of the costs will be covered under its existing construction loans.

Sale of Property

The Operating Partnership Agreement provides that, until June 23, 2007, the Operating Partnership may not sell or otherwise transfer three designated properties (or a property acquired pursuant to the disposition of a designated property in a non-taxable transaction) in a taxable transaction without the prior written consent of Mr. Mortimer B. Zuckerman, Chairman of the Board of Directors of the Company and Mr. Edward H. Linde, President and Chief Executive Officer of the Company. The Operating Partnership is not required to obtain their consent if each of them does not continue to hold at least a specified percentage of their original OP Units. In connection with the acquisition or contribution of 31 other Properties, the Operating Partnership entered into similar agreements for the benefit of the selling or contributing parties which specifically state the Operating Partnership will not sell or otherwise transfer the Properties in a taxable transaction until specified dates ranging from June 2006 to April 2016.

11.    Minority Interest in Property Partnership

On April 25, 2001, the Operating Partnership acquired Citigroup Center through a venture with a private real estate investment company. This venture is consolidated with the financial results of the Operating Partnership because the Operating Partnership exercises control over the entity that owns the property. The equity interest in the venture that is not owned by the Operating Partnership, totaling approximately $29.9 million and $34.4 million at December 31, 2002 and 2001, respectively is included in Minority Interest in Property Partnership on the accompanying Consolidated Balance Sheets. The minority interest holder's share of income for Citigroup Center is reflective of the Operating Partnership's preferential return on and of its capital.

BOSTON PROPERTIES LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

12.    Redeemable Partnership Units

The following table reflects the activity for redeemable partnership units for the years ended December 31, 2002, 2001 and 2000:

Balance at December 31, 1999	$1,237,238
Property contributions	44,712
Net income	82,432
Distributions	(81,455)
Conversion of redeemable partnership units	(25,029)
Adjustments to reflect redeemable partnership units at redemption value	373,697

Balance at December 31, 2000	1,631,595
Contributions	416
Net income	82,470
Distributions	(79,611)
Conversion of redeemable partnership units	(152,767)
Adjustments to reflect redeemable partnership units at redemption value	(194,237)

Balance at December 31, 2001	1,287,866
Contributions	1,788
Net income	128,512
Distributions	(74,280)
Conversion of redeemable partnership units	(130,247)
Adjustments to reflect redeemable partnership units at redemption value	(108,078)

Balance at December 31, 2002	$1,105,561

Operating Partnership Units

Pursuant to the Operating Partnership Agreement, certain limited partners in the Operating Partnership have the right to redeem all or any portion of their interest for cash from the Operating Partnership. However, the Company may elect to acquire the interest by issuing common stock in exchange for their interest. The amount of cash to be paid to the limited partner if the redemption right is exercised and the cash option is elected is based on the trading price of the Company's common stock at that time. Due to the redemption option existing outside the control of the Operating Partnership, such limited partners' units are not included in Partners' Capital.

Preferred Units

Each of the Series I Preferred Units bear a 7.25% preferred distribution on a quarterly basis in arrears. The Series I Preferred Units have a liquidation preference of $34 per unit and are convertible into Operating Partnership Units at a rate of $38.25 per unit at the election of the holder. In addition, the Series I Preferred Units are redeemable for Operating Partnership Units at the election of the Operating Partnership on or after June 20, 2003, subject to certain provisions. As of December 31, 2002, 122,147 Series I Preferred Units had been converted into common Operating Partnership Units.

Each of the Series II and III and Series A Parallel Preferred Units bear a preferred distribution at the greater of the distribution rate payable to common unitholders or an increasing rate, ranging from 5.00% to 7.00% per annum with a liquidation preference of $50 per unit and are convertible into Operating Partnership Units at a rate of $38.10 per unit. In addition, the Series II and III and Series A Parallel Preferred Units are redeemable for cash at the election of the holder in six annual tranches beginning on May 12, 2009. The Series A Parallel Preferred Units were converted into common Operating Partnership Units in July 2002. As of December 31, 2002, 645,075 Series II and all Series III Preferred Units had been converted into common Operating Partnership Units.

Each of the Series Z Preferred Units bear a preferred distribution ranging from zero to the distribution rate of an Operating Partnership Unit and were convertible into Operating Partnership Units at a rate of one for one. The Series Z Preferred Units had a liquidation preference of $37.25 per unit. In addition, the Series Z Preferred Units were redeemable for cash at the election of the holder for an amount equal to the greater of the value of a common share of the Company or $37.25 per unit beginning on February 11, 2002. The Series Z Preferred Units were converted into common Operating Partnership Units in March 2002.

Due to the redemption option and the conversion option existing outside the control of the Operating Partnership, such Preferred Units are not included in Partners' Capital and are reflected in the consolidated balance sheets at an amount equivalent to the value of such units had such units been redeemed at December 31, 2002 and 2001, respectively. Included in preferred distributions in the consolidated statements of operations is accretion of Preferred Units from the value at issuance to the liquidation value.

13.    Partners' Capital

The following table presents the changes in the issued and outstanding partners' capital units since January 1, 2000:

	General Partner Units	Limited Partner Units	Total Partners' Capital Units
Outstanding at January 1, 2000	1,047,209	66,863,225	67,910,434
Units issued to the Company related to Common Stock issued for the conversion of Preferred Units	60	5,692	5,752
Units issued to the Company related to Common Stock issued under the Employee Stock Purchase Plan	115	10,990	11,105
Units issued to the Company related to Common Stock issued under the Restricted Stock Award Plan	361	34,461	34,822
Units issued to the Company related to Common Stock issued for the acquisition of a minority interest in a property partnership	4,554	434,505	439,059
Units issued to the Company related to Common Stock issued for stock option exercises	5,303	505,978	511,281
Units issued to the Company related to Common Stock issued in exchange for Operating Partnership Units	6,303	601,333	607,636
Units issued to the Company related to Common Stock issued in completion of a public offering	177,475	16,932,525	17,110,000

Outstanding at December 31, 2000	1,241,380	85,388,709	86,630,089
Units issued to the Company related to Common Stock issued for the conversion of Preferred Units	11	8,877	8,888
Units issued to the Company related to Common Stock issued under the Employee Stock Purchase Plan	10	8,528	8,538
Units issued to the Company related to Common Stock issued under the Restricted Stock Award Plan	53	44,789	44,842
Units issued to the Company related to Common Stock issued for stock option exercises	487	411,784	412,271

Units issued to the Company related to Common Stock issued in exchange for Operating Partnership Units	4,441	3,750,422	3,754,863
Units issued to the Company related to Common Stock repurchased under the Stock Repurchase Program	(93)	(78,807)	(78,900)

Outstanding at December 31, 2001	1,246,289	89,534,302	90,780,591
Units issued to the Company related to Common Stock issued for the conversion of Preferred Units	1,334	1,491,961	1,493,295
Units issued to the Company related to Common Stock issued under the Employee Stock Purchase Plan	8	8,587	8,595
Units issued to the Company related to Common Stock issued under the Restricted Stock Award Plan	46	52,704	52,750
Units issued to the Company related to Common Stock issued for stock option exercises	295	329,409	329,704
Units issued to the Company related to Common Stock issued in exchange for Operating Partnership Units	66	73,318	73,384
Units issued to the Company related to Common Stock issued for the conversion of Preferred Stock	2,346	2,622,325	2,624,671

Outstanding at December 31, 2002	1,250,384	94,112,606	95,362,990

14.    Future Minimum Rents

The Properties are leased to tenants under net operating leases with initial term expiration dates ranging from 2003 to 2029. The future minimum lease payments to be received (excluding operating expense reimbursements) by the Operating Partnership as of

December 31, 2002, under non-cancelable operating leases (including leases for properties under development), which expire on various dates through 2029, are as follows:

Years Ending December 31, (in thousands)
2003	$984,658
2004	974,375
2005	904,860
2006	819,044
2007	721,163
Thereafter	4,490,652

The geographic concentration of the future minimum lease payments to be received is detailed as follows:

Location (in thousands)
Midtown Manhattan	$4,846,043
Greater Washington, D.C.	1,392,608
Greater Boston	1,472,107
Greater San Francisco	880,795
New Jersey and Pennsylvania	303,199

No one tenant represented more than 10.0% of the Company's total rental revenue for the years ended December 31, 2002, 2001 and 2000.

15.    Segment Reporting

The Operating Partnership has determined that its reportable segments are those that are based on the Operating Partnership's method of internal reporting, which classifies its operations by both geographic area and property type. The Operating Partnership's reportable segments by geographic area are Greater Boston, Greater Washington, D.C., Midtown Manhattan, Greater San Francisco, and New Jersey and Pennsylvania. Segments by property type include: Class A Office, Office/Technical, Industrial and Hotel.

Asset information by reportable segment is not reported, since the Operating Partnership does not use this measure to assess performance; therefore, the depreciation and amortization expenses are not allocated among segments. Development and management services revenue, interest and other revenue, general and administrative expenses, net derivative losses, losses on investments in securities and interest expense are not included in net operating income, as the internal reporting addresses these on a corporate level.

Net operating income is not a measure of operating results or cash flows from operating activities as measured by accounting principles generally accepted in the United States of America, and it is not indicative of cash available to fund cash needs and should not be considered an alternative to cash flows as a measure of liquidity. All companies may not be using the same definition for net operating income. As discussed in Note 2 and effective as of July 1, 2002, the revenue and expenses of the hotel properties have been included in the operations of the Operating Partnership. The operations of the hotel properties were reflected in the periods prior to July 1, 2002 as a net lease payment in rental revenue and real estate tax expense in property operating expenses.

Information by Geographic Area and Property Type (dollars in thousands):

For the year ended December 31, 2002:

	Greater Boston	Greater Washington, D.C.	Midtown Manhattan	Greater San Francisco	New Jersey and Pennsylvania	Total
Rental Revenue:
Class A Office	$266,930	$228,997	$351,374	$220,153	$66,725	$1,134,179
Office/Technical	8,230	14,334	—	1,899	—	24,463
Industrial	1,019	—	—	659	762	2,440
Hotels	57,489	—	—	—	—	57,489

Total	333,668	243,331	351,374	222,711	67,487	1,218,571
% of Grand Totals	27.38%	19.97%	28.83%	18.28%	5.54%	100.00%
Rental Expenses:
Class A Office	99,653	64,863	110,093	77,222	25,072	376,903
Office/Technical	1,787	2,686	—	387	—	4,860
Industrial	332	—	—	70	139	541
Hotels	34,273	—	—	—	—	34,273

Total	136,045	67,549	110,093	77,679	25,211	416,577
% of Grand Totals	32.66%	16.22%	26.43%	18.64%	6.05%	100.00%

Net operating income	$197,623	$175,782	$241,281	$145,032	$42,276	$801,994

% of Grand Totals	24.64%	21.92%	30.09%	18.08%	5.27%	100.00%

For the year ended December 31, 2001:

	Greater Boston	Greater Washington, D.C.	Midtown Manhattan	Greater San Francisco	New Jersey and Pennsylvania	Total
Rental Revenue:
Class A Office	$226,573	$227,022	$229,082	$213,950	$65,689	$962,316
Office/Technical	7,837	14,445	—	2,022	—	24,304
Industrial	1,199	677	—	620	724	3,220
Hotels	32,330	—	—	—	—	32,330

Total	267,939	242,144	229,082	216,592	66,413	1,022,170
% of Grand Totals	26.21%	23.69%	22.41%	21.19%	6.50%	100.00%
Rental Expenses:
Class A Office	82,919	61,321	75,929	74,930	23,825	318,924
Office/Technical	1,871	2,495	—	357	—	4,723
Industrial	425	260	—	66	122	873
Hotels	5,781	—	—	—	—	5,781

Total	90,996	64,076	75,929	75,353	23,947	330,301
% of Grand Totals	27.55%	19.40%	22.99%	22.81%	7.25%	100.00%

Net operating income	$176,943	$178,068	$153,153	$141,239	$42,466	$691,869
% of Grand Totals	25.57%	25.74%	22.14%	20.41%	6.14%	100.00%

For the year ended December 31, 2000:

	Greater Boston	Greater Washington, D.C.	Midtown Manhattan	Greater San Francisco	New Jersey and Pennsylvania	Total
Rental Revenue:
Class A Office	$195,300	$215,452	$145,114	$183,367	$63,272	$802,505
Office/Technical	5,912	15,696	—	1,851	—	23,459
Industrial	1,921	1,348	—	586	714	4,569
Hotels	38,703	—	—	—	—	38,703

Total	241,836	232,496	145,114	185,804	63,986	869,236
% of Grand Totals	27.82%	26.75%	16.69%	21.38%	7.36%	100.00%
Rental Expenses:
Class A Office	72,104	59,018	51,251	63,650	22,085	268,108
Office/Technical	2,315	3,040	—	334	—	5,689
Industrial	553	452	—	58	117	1,180
Hotels	4,694	—	—	—	—	4,694

Total	79,666	62,510	51,251	64,042	22,202	279,671
% of Grand Totals	28.48%	22.35%	18.33%	22.90%	7.94%	100.00%

Net operating income	$162,170	$169,986	$93,863	$121,762	$41,784	$589,565

% of Grand Totals	27.51%	28.83%	15.92%	20.65%	7.09%	100.00%

The following is a reconciliation of net operating income to income before minority interests in property partnerships, income from unconsolidated joint ventures, gains (losses) on sales of real estate and land held for development, discontinued operations, extraordinary items, cumulative effect of a change in accounting principle and preferred distributions:

	2002	2001	2000
Net operating income	$801,994	$691,869	$589,565
Add:
Development and management services	10,748	12,167	11,837
Interest and other	5,504	12,183	8,558
Less:
General and administrative	47,292	38,312	35,659
Interest expense	271,685	223,389	217,064
Depreciation and amortization	185,377	149,181	132,223
Net derivative losses	11,874	26,488	—
Losses on investments in securities	4,297	6,500	—

Income before minority interests in property partnerships, income from unconsolidated joint ventures, gains (losses) on sales of real estate and land held for development, discontinued operations, extraordinary items, cumulative effect of a change in accounting principle and preferred distributions	$297,721	$272,349	$225,014

16.    Extraordinary Items

The Operating Partnership incurred extraordinary losses of $2.4 million and $0.4 million, respectively for the years ended December 31, 2002 and 2000 due to the payment of a prepayment fee and the write-off of unamortized deferred financing costs related to the early extinguishment of certain mortgage notes payable.

17.    Earnings Per Common Unit

Earnings per common unit has been computed pursuant to the provisions of SFAS No. 128. The following table provides a reconciliation of both net income and the number of common units used in the computation of basic earnings per common unit, which utilizes the weighted average number of common units outstanding without regard to the dilutive potential common units, and diluted earnings per common unit, which includes all units, as applicable. Included in the number of units (the denominator) below are approximately 20,472,000,

20,802,000 and 24,108,000 redeemable common units for the years ended December 31, 2002, 2001 and 2000, respectively.

For the year ended December 31, 2002
(in thousands, except per unit amounts)	Income (Numerator)	Units (Denominator)	Per Unit Amount
Basic Earnings Per Common Unit:
Income available to common unitholders	$539,700	113,617	$4.75
Effect of Dilutive Securities:
Stock Options and other	185	1,467	(.06)

Diluted Earnings Per Common Unit:
Income available to common unitholders	$539,885	115,084	$4.69
For the year ended December 31, 2001
(in thousands, except per unit amounts)	Income (Numerator)	Units (Denominator)	Per Unit Amount
Basic Earnings Per Common Unit:
Income available to common unitholders	$247,883	110,803	$2.24
Effect of Dilutive Securities:
Stock Options and other	244	2,198	(.04)

Diluted Earnings Per Common Unit:
Income available to common unitholders	$248,127	113,001	$2.20
For the year ended December 31, 2000
(in thousands, except per unit amounts)	Income (Numerator)	Units (Denominator)	Per Unit Amount
Basic Earnings Per Common Unit:
Income available to common unitholders	$195,865	95,532	$2.05
Effect of Dilutive Securities:
Stock Options	—	1,317	(.03)

Diluted Earnings Per Common Unit:
Income available to common unitholders	$195,865	96,849	$2.02

18.    Employee Benefit Plan

Effective January 1, 1985, the predecessor of the Operating Partnership adopted a 401(k) Savings Plan (the "Plan") for its employees. Under the Plan, as amended, employees as defined, are eligible to participate in the Plan after they have completed three months of service. Upon formation, the Operating Partnership adopted the Plan and the terms of the Plan.

Effective January 1, 2000, the Operating Partnership amended the Plan by increasing the Operating Partnership's matching contribution to 200% of the first 3% from 200% of the first 2% of participant's eligible earnings contributed (utilizing earnings that are not in excess of $200,000, indexed for inflation) and by eliminating the vesting requirement.

The Plan provides that matching employer contributions are to be determined at the discretion of the Operating Partnership. The Operating Partnership's matching contribution for the years ended December 31, 2002, 2001 and 2000 was $2.0 million, $1.8 million and $1.7 million, respectively.

19.    Stock Option and Incentive Plan and Stock Purchase Plan

The Company has established a stock option and incentive plan, on behalf of certain employees of the Operating Partnership, for the purpose of attracting and retaining qualified executives and rewarding them for superior performance in achieving the Company's business goals and enhancing stockholder value.

Under the plan, the number of shares of Common Stock available for issuance is 14,699,162 shares plus as of the first day of each calendar quarter after January 1, 2000, 9.5% of any net increase since the first day of the preceding calendar quarter in the total number of shares of Common Stock of the Company outstanding, on a fully converted basis (excluding Preferred Stock). At December 31, 2002, the number of shares available for issuance under the plan was 3,192,911.

Options granted under the plan become exercisable over a two, three or five year period and have terms of ten years. All options were granted at the fair market value of the Company's Common Stock at the dates of grant.

The Company issued 52,750, 44,842 and 34,822 shares of restricted stock under the plan during the years ended December 31, 2002, 2001 and 2000, respectively. The shares of restricted stock were valued at approximately $2.0 million ($37.70 per share), $1.8 million ($40.75 per share) and $1.1 million ($30.4375 per share) for the years ended December 31, 2002, 2001 and 2000, respectively. The restricted stock vests over a five-year period, with one-fifth of the shares vesting each year and has been recognized net of amortization as unearned compensation on the consolidated balance sheets. Compensation expense related to the restricted stock totaled $1.2 million, $0.6 million and $0.2 million for the years ended December 31, 2002, 2001 and 2000, respectively.

A summary of the status of the Company's stock options as of December 31, 2002, 2001 and 2000 and changes during the years ended December 31, 2002, 2001 and 2000 are presented below:

	Shares	Weighted Average Exercise Price
Outstanding at January 1, 2000	7,555,458	$31.20
Granted	1,072,750	$30.60
Exercised	(511,281)	$30.59
Canceled	(15,245)	$33.20

Outstanding at December 31, 2000	8,101,682	$31.15
Granted	3,247,250	$41.60
Exercised	(406,371)	$30.40
Canceled	(35,003)	$33.60

Outstanding at December 31, 2001	10,907,558	$34.28
Granted	1,423,000	$37.73
Exercised	(329,704)	$30.28
Canceled	(38,509)	$37.13

Outstanding at December 31, 2002	11,962,345	$34.80

The per share weighted-average fair value of options granted was $3.31, $5.01 and $3.79 for the years ended December 31, 2002, 2001 and 2000, respectively. The per share fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 2002, 2001 and 2000.

	2002	2001	2000
Dividend yield	6.47%	5.72%	6.90%
Expected life of option	6 Years	6 Years	6 Years
Risk-free interest rate	3.32%	5.13%	6.51%
Expected stock price volatility	20%	20%	20%

The following table summarizes information about stock options outstanding at December 31, 2002:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at 12/31/02	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at 12/31/02	Weighted-Average Exercise Price
$25.00-$36.81	7,313,845	5.46 Years	$31.23	6,672,512	$31.14
$37.70-$42.12	4,648,500	7.95 Years	$40.41	1,876,592	$41.59

In addition, the Company had 4,999,346 and 3,397,714 options exercisable at weighted-average exercise prices of $31.37 and $32.11 at December 31, 2001 and 2000, respectively.

The Company adopted the 1999 Non-Qualified Employee Stock Purchase Plan (the "Stock Purchase Plan") to encourage the ownership of Common Stock by eligible employees. The Stock Purchase Plan became effective on January 1, 1999 with an aggregate maximum of 250,000 shares of Common Stock available for issuance. The Stock Purchase Plan provides for eligible employees to purchase at the end of the biannual purchase periods shares of Common Stock for 85% of the average closing price during the last ten business days of the purchase period. The Company issued 8,595, 8,538 and 11,105 shares with the weighted average fair value of the purchase right equal to $33.09 per share, $36.02 per share and $28.15 per share under the Stock Purchase Plan as of December 31, 2002, 2001 and 2000, respectively.

The Company applies Accounting Practice Bulletin No. 25 and related interpretations in accounting for its stock option and stock purchase plans. Accordingly, no compensation cost has been recognized.

The compensation cost under SFAS No. 123 for the stock performance-based plan would have been $9.4 million, $11.7 million and $12.0 million for the years ended December 31, 2002, 2001 and 2000, respectively. Had compensation cost for the Company's grants for stock-based compensation plans been determined consistent with SFAS No. 123, the Operating Partnership's net income available to common unitholders, and net income per common unit for 2002, 2001 and 2000 would approximate the pro forma amounts below:

	2002	2001	2000
Net income available to common unitholders	$530,311	$236,229	$183,825
Net income per common unit — basic	$4.67	$2.13	$1.92
Net income per common unit — diluted	$4.61	$2.09	$1.90

The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to future anticipated awards.

20.    Selected Interim Financial Information (unaudited)

The tables below reflect the Operating Partnership's selected quarterly information for the years ended December 31, 2002 and 2001 (in thousands, except per unit amounts):

	2002 Quarter Ended
	March 31,	June 30,	September 30,	December 31,
Total revenue	$274,128	$289,771	$307,770	$363,154
Income from continuing operations	69,008	76,003	74,817	87,912
Income available to common unitholders before extraordinary items	67,908	67,285	87,182	319,711
Net income available to common unitholders	67,908	67,285	87,182	317,325
Income available to common unitholders before extraordinary items per common unit — basic	.61	.60	.76	2.76
Income available to common unitholders before extraordinary items per common unit — diluted	.60	.59	.75	2.74
	2001 Quarter Ended
	March 31,	June 30,	September 30,	December 31,
Total revenue	$235,879	$258,839	$281,786	$270,016
Income from continuing operations	67,477	66,098	71,299	72,746
Income available to common unitholders before extraordinary items and cumulative effect of a change in accounting principle	65,290	60,312	63,100	67,613
Net income available to common unitholders	56,858	60,312	63,100	67,613
Income available to common unitholders before extraordinary items and cumulative effect of a change in accounting principle per common unit — basic	.59	.54	.57	.61
Income available to common unitholders before extraordinary items and cumulative effect of a change in accounting principle per common unit — diluted	.57	.53	.55	.60

21.    Pro Forma Financial Information (unaudited)

The accompanying unaudited pro forma information for the years ended December 31, 2002 and 2001 is presented as if the acquisitions of Citigroup Center on April 25, 2001 and 399 Park Avenue on September 25, 2002 had occurred on January 1, 2001 and all leases in effect on April 25, 2001 and September 25, 2002 were in place on January 1, 2001. This pro forma information is based upon the historical consolidated financial statements and should be read in conjunction with the consolidated financial statements and notes thereto.

This unaudited pro forma information does not purport to represent what the actual results of operations of the Operating Partnership would have been had the above occurred, nor do they purport to predict the results of operations of future periods.

	Year Ended December 31,
Pro Forma (in thousands, except per unit data)
	2002	2001
Total revenue	$1,325,974	$1,200,597
Income available to common unitholders from continuing operations	$305,377	$288,462
Net income available to common unitholders	$568,595	$294,751
Basic earnings per common unit:
Income available to common unitholders from continuing operations	$2.69	$2.60
Net income available to common unitholders	$5.00	$2.66
Weighted average number of common units outstanding	113,617	110,803
Diluted earnings per common unit:
Income available to common unitholders from continuing operations	$2.66	$2.55
Net income available to common unitholders	$4.94	$2.61
Weighted average number of common and common equivalent units outstanding	115,084	113,001

BOSTON PROPERTIES LIMITED PARTNERSHIP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

22.    Derivative Instruments and Hedging Activities

The Operating Partnership adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 137 and SFAS No. 138 ("SFAS No. 133"), as of January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. It requires the recognition of all derivative instruments as assets or liabilities in the Operating Partnership's consolidated balance sheets at fair value. Changes in the fair value of derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria of SFAS No. 133 are recognized in earnings. For derivatives designated as hedging instruments in qualifying cash flow hedges, the effective portion of changes in fair value of the derivatives are recognized in accumulated other comprehensive income (loss) until the forecasted transactions occur and the ineffective portions are recognized in earnings.

On the date that the Operating Partnership enters into a derivative contract, it designates the derivative as (1) a hedge of the variability of cash flows that are to be received or paid in connection with a recognized liability (a "cash flow" hedge), or (2) an instrument that is held for non-hedging purposes (a "non-hedging" instrument). Changes in the fair value of a derivative that is highly effective as - and that is designated and qualifies as - a cash flow hedge, to the extent that the hedge is effective, are recorded in other comprehensive income, until earnings are affected by the hedged transaction (i.e. until periodic settlements of a variable-rate liability are recorded in earnings). Any hedge ineffectiveness (which represents the amount by which the changes in the fair value of the derivative exceed the variability in the cash flows of the forecasted transaction) is recorded in current-period earnings. Changes in the fair value of non-hedging instruments are reported in current-period earnings.

The Operating Partnership occasionally executes a financial instrument in which a derivative instrument is "embedded." Upon executing the financial instrument, the Operating Partnership assesses whether the economic characteristics of the embedded derivative are clearly and closely related to the economic characteristics of the remaining component of the financial instrument (i.e., the host contract) and whether a separate, non-embedded instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. When it is determined that (1) the embedded derivative possesses economic characteristics that are not clearly and closely related to the economic characteristics of the host contract and (2) a separate, stand-alone instrument with the same terms would qualify as a derivative instrument, the embedded derivative is separated from the host contract, carried at fair value, and designated as either (1) a fair-value or cash flow hedge or (2) a trading or non-hedging derivative instrument. However, if the entire contract were to be measured at fair value, with changes in fair value reported in current earnings, or if the Operating Partnership could not reliably identify and measure the embedded derivative for purposes of separating that derivative from its host contract, the entire contract would be carried on the balance sheet at fair value and not be designated as a hedging instrument. Pursuant to SFAS No. 137, the Operating Partnership has selected January 1, 1999 as the transition date for embedded derivatives.

The Operating Partnership formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to (1) specific assets and liabilities on the balance sheet or (2) forecasted transactions. The Operating Partnership also assesses and documents, both at the hedging instrument's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows associated with the hedged items. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Operating Partnership discontinues hedge accounting prospectively, as discussed below.

The Operating Partnership discontinues hedge accounting prospectively when (1) it determines that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (2) the derivative expires or is sold, terminated, or exercised; (3) it is no longer probable that the forecasted transaction will occur; or (4) management determines that designating the derivative as a hedging instrument is no longer appropriate.

When the Operating Partnership discontinues hedge accounting because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized immediately in earnings. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Operating Partnership will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in current-period earnings.

The Operating Partnership entered into interest rate protection agreements during 2000, generally for the purpose of fixing interest rates on variable rate construction loans in order to reduce the budgeted interest costs on the Operating Partnership's development projects, which would translate into higher returns on investment as the development projects come on-line. These interest rate protection agreements expire at varying dates through February 2005. Other derivatives are not linked to specific assets or liabilities but are used by the Operating Partnership to manage risk of the overall portfolio. Amounts included in accumulated other comprehensive loss related to the effective portion of cash flow hedges will be reclassified into earnings over the estimated life of the constructed asset.

Upon adoption of SFAS No. 133 on January 1, 2001, the Operating Partnership recorded an asset of approximately $0.2 million (included in prepaid expenses and other assets) and recorded a liability of approximately $11.4 million for the fair values of these agreements. The offset for these entries was to a cumulative effect of a change in accounting principle and accumulated other comprehensive loss, respectively. Finally, the Operating Partnership wrote-off deferred charges of approximately $1.6 million as a cumulative effect of a change in accounting principle.

The Operating Partnership's derivatives also include investments in warrants to purchase shares of common stock of other companies. Based on the terms of the warrant agreements, the warrants meet the definition of a derivative and accordingly must be marked to fair value through earnings. The Operating Partnership had been recording the warrants at fair value through accumulated other comprehensive loss as available-for-sale securities under SFAS No. 115. Upon adoption of SFAS No. 133 on January 1, 2001, the Operating Partnership reclassified approximately $6.9 million, the fair value of the warrants, from accumulated other comprehensive loss to a cumulative effect of a change in accounting principle.

During 2001, the Operating Partnership paid the fair value of the swap arrangement and two hedge contracts that were entered into during 2000 and part of 2001 in order to terminate the contracts. In addition, for the year ended December 31, 2001, the Operating Partnership recorded unrealized derivative losses through other comprehensive income of approximately $2.5 million, related to the effective portion of interest rate agreements. The Operating Partnership expects that within the next twelve months it will reclassify into earnings approximately $347,000 of the amount recorded in accumulated other comprehensive loss relating to these agreements.

During 2002, the Operating Partnership entered into treasury rate lock contracts designated and qualifying as a cash flow hedge to reduce its exposure to variability in future cash flows attributable to changes in the Treasury rate relating to a forecasted fixed rate financing. All components of the treasury rate lock agreements were included in the assessment of hedge effectiveness. The amount of hedge ineffectiveness was not material. The Operating Partnership terminated these contracts upon the issuance of the fixed rate debt, and paid approximately $3.5 million, which is reflected in other comprehensive income. The loss reflected in accumulated other comprehensive loss will be reclassified into earnings over the term of the fixed rate debt. The Operating Partnership expects that within the next twelve months it will reclassify into earnings approximately $351,000 of the amount recorded in accumulated other comprehensive loss relating to these agreements.

For the year ended December 31, 2002 and 2001, the Operating Partnership recorded net derivative losses of approximately $11.9 million and $26.5 million through earnings, which represented the total ineffectiveness of all cash flow hedges and other non-hedging instruments, the changes in value of the embedded derivatives and the change in value of the warrants. All components of each derivative's gain or loss were included in the assessment of hedge effectiveness, except for the time value of option contracts.

23.    Discontinued Operations and Sales of Real Estate

In October 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes FASB SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and the accounting and reporting provisions for disposals of a segment of a business as addressed in APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS No. 144 establishes a single accounting model for long-lived assets to be disposed of by sale and addresses various implementation issues of SFAS No. 121. In addition, SFAS No. 144 extends the reporting requirements of discontinued operations to include components of an entity that have either been disposed of or are classified as held for sale. The Operating Partnership adopted SFAS No. 144 as of January 1, 2002.

During 2002, the Operating Partnership disposed of five office/technical properties totaling 347,680 net rentable square feet in Springfield, Virginia, one industrial property totaling 220,213 net rentable square feet in Hayward, California and two Class A office properties totaling 917,459 net rentable square feet in Washington, DC. Due to the Operating Partnership's continuing involvement in the management of the two Washington, DC properties through an agreement with the buyer, these properties are not categorized as discontinued operations in the accompanying consolidated statements of operations. As a result, the gain on sale related to the two Washington, DC properties, totaling approximately $228.9 million, has been reflected under the caption—gains (losses) on sales of real estate, in the consolidated statements of operations.

At December 31, 2002, the Operating Partnership had one Class A office property totaling approximately 711,901 net rentable square feet in Midtown Manhattan, NY designated as held for sale. The Operating Partnership has ceased depreciation of this property, however, due to the Operating Partnership's anticipated continuing involvement in the management of the property after the sale, the Operating Partnership has not categorized this property as discontinued operations in the accompanying consolidated statements of operations.

The Operating Partnership's adoption of SFAS No. 144 resulted in the presentation of the net operating results of these qualifying properties sold during 2002, as income from discontinued operations for all periods presented. In addition, SFAS No. 144 resulted in the gains on sale of these qualifying properties totaling approximately $30.9 million to be reflected as gains on sales of real estate from discontinued operations in the accompanying consolidated statements of operations. The adoption of SFAS No. 144 did not have an impact on net income available to common unitholders. SFAS No. 144 only impacted the presentation of these properties within the consolidated statements of operations.

24.    Newly Issued Accounting Standards

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 142 becomes effective beginning January 1, 2002. The Operating Partnership adopted both these pronouncements for the year ended December 31, 2002 and neither had a material impact on its results of operations, financial position or liquidity.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires an entity to record a liability for an obligation associated with the retirement of an asset at the time the liability is incurred by capitalizing the cost as part of the carrying value of the related asset and depreciating it over the remaining useful life of that asset. The standard is effective beginning January 1, 2003. The changes required by SFAS No. 143 are not expected to have a material impact on the Operating Partnership's results of operations, financial position or liquidity.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses how and when to measure impairment on long-lived assets and how to account for long-lived assets that an entity plans to dispose of either through sale, abandonment, exchange, or distribution to owners. The Operating Partnership adopted SFAS No. 144 as of January 1, 2002. See Note 23 for a discussion of the impact on the Operating Partnership from the adoption of SFAS No. 144.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" which updates, clarifies, and simplifies certain existing accounting pronouncements beginning at various dates in 2002 and 2003. The statement rescinds SFAS No. 4 and SFAS No. 64, which required net gains or losses from the extinguishment of debt to be classified as an extraordinary item in the income statement. The Operating Partnership anticipates that these gains and losses will no longer be classified as extraordinary items as they are not unusual and infrequent in nature. The changes required by SFAS No. 145 are not expected to have a material impact on the Operating Partnership's results of operations, financial position or liquidity.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which becomes effective beginning January 1, 2003. This statement requires a cost associated with an exit or disposal activity, such as the sale or termination of a line of business, the closure of business activities in a particular location, or a change in management structure, to be recorded as a liability at fair value when it becomes probable the cost will be incurred and no future economic benefit will be gained by the Operating Partnership for such termination costs, and costs to consolidate facilities or relocate employees. SFAS No. 146 supersedes Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity," which in some cases required certain costs to be recognized before a liability was actually incurred. The adoption of this standard is not expected to have a material impact on the Operating Partnership's results of operations, financial position or liquidity.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects. The adoption of this standard is not expected to have a material impact on the Operating Partnership's results of operations, financial position or liquidity.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN No. 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation expands the disclosures to be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under a guarantee. FIN No. 45 clarifies the requirements of SFAS No. 5, "Accounting for Contingencies," relating to guarantees. In general, FIN No. 45 applies to contracts or indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. The disclosure requirements of FIN No. 45 are effective to the Operating Partnership as of December 31, 2002, and require disclosure of the nature of the guarantee, the maximum potential amount of future payments that the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN No. 45 are to be applied prospectively to guarantees issued or modified after December 31, 2002. The Operating Partnership does not expect the requirements of FIN No. 45 to have a material impact on results of operations, financial position or liquidity.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN No. 46), "Consolidation of Variable Interest Entities." The objective of this interpretation is to provide guidance on how to identify a variable interest entity ("VIE") and determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a company's consolidated financial statements. A company that holds variable interests in an entity will need to consolidate the entity if the company's interest in the VIE is such that the company will absorb a majority of the VIE's expected losses and/or receive a majority of the entity's expected residual returns, if they occur. FIN No. 46 also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The provisions of this interpretation became effective upon issuance. The Operating Partnership does not believe the adoption of this interpretation will have a material impact on results of operations, financial position or liquidity.

25.    Related Party Transactions

The Company paid a printing company affiliated with Mr. Mortimer B. Zuckerman, Chairman of the Company's Board of Directors, approximately $76,000, $73,000 and $86,000 during the years ended December 31, 2002, 2001 and 2000, respectively, for printing services principally relating to the printing of the Company's annual report to shareholders. The selection of this company as the printer for the Company's annual report to shareholders was made through a bidding process open to multiple printing companies.

The Operating Partnership paid aggregate leasing commissions of approximately $591,000, $571,000 and $734,000 during the years ended December 31, 2002, 2001 and 2000, respectively, to a firm controlled by Mr. Raymond A. Ritchey's brother. Mr. Ritchey is an Executive Vice President of the Operating Partnership. Substantially all of these payments were made by two joint ventures in which the Operating Partnership had a 50% interest. The terms of the related agreement are at least as favorable to the Operating Partnership as arrangements with other brokers in comparable markets.

Mr. Martin Turchin, a director of the Company, is a non-executive/non-director Vice Chairman of Insignia. Through an arrangement with Insignia that has been in place since 1985, Turchin & Associates, an affiliate of Mr. Turchin, participates in brokerage activities for which Insignia is retained as leasing agent, some of which involve leases for space within buildings owned by the Operating Partnership. For the years ended December 31, 2002, 2001, and 2000, Turchin & Associates has advised the Operating Partnership that it has received approximately $116,000, $943,000 and $437,000, respectively, from Insignia attributable to properties owned by the Operating Partnership. Of this amount, $0.7 million is in conjunction with funds that the Operating Partnership owed to Insignia related to the acquisition of 280 Park Avenue. The total amount that was paid to Turchin & Associates, excluding amounts paid related to obligations assumed in connection with the acquisition of 280 Park Avenue, represents approximately 4.83% of the total amount paid to Insignia by the Operating Partnership since the date Mr. Turchin became a director of the Company in 1997. Pursuant to its arrangement with Insignia, Turchin & Associates has confirmed to the Operating Partnership that it is paid on the same basis with respect to properties owned by the Operating Partnership as it is with respect to properties owned by other clients of Insignia. Mr. Turchin does not participate in any discussions or other activities relating to the Operating Partnership's contractual arrangements with Insignia either in his capacity as a member of the Company's Board of Directors or as a Vice Chairman of Insignia.

26.    Subsequent Events

On January 17, 2003, the Operating Partnership closed an unregistered offering of an additional $175.0 million in aggregate principal amount of its 6.25% senior unsecured notes due 2013. The notes were priced at 99.763% of their face amount to yield 6.28%. The Operating Partnership used the net proceeds to repay the remaining balance of its unsecured bridge loan totaling approximately $105.7 million and to repay certain construction loans maturing in 2003 totaling approximately $60.0 million.

On January 17, 2003, the Operating Partnership extended its $605.0 million Unsecured Line of Credit for a three year term expiring on January 17, 2006 with a provision for a one year extension. The interest rate on borrowings has been reduced from Eurodollar + 1.45% to Eurodollar + 0.70%, subject to adjustment in the event of a change in the Operating Partnership's unsecured debt ratings.

On January 28, 2003, the Operating Partnership closed on the sale of the Candler Building, a Class A office property totaling approximately 541,000 square feet in Baltimore, Maryland for $63.1 million. The Operating Partnership used the net proceeds to repay certain construction loans totaling approximately $60.9 million.

On February 4, 2003, the Operating Partnership closed on the sale of 875 Third Avenue, a Class A office property totaling approximately 711,901 square feet in Midtown Manhattan, for $370.1 million. The Operating Partnership used the net proceeds to repay the mortgage debt on the property totaling $146.9 million and to repay the construction loan on the Operating Partnership's 111 Huntington Avenue property totaling $203.0 million.

BOSTON PROPERTIES LIMITED PARTNERSHIP
SCHEDULE 3—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(dollars in thousands)

						Costs Capitalized Subsequent to Acquisition
				Original						Development and Construction in Progress
Property Name							Land and Improvements	Building and Improvements	Land Held for Development			Accumulated Depreciation	Year(s) Built/ Renovated	Depreciable Lives (Years)
	Type	Location	Encumbrances	Land	Building						Total
Embarcadero Center	Office	San Francisco, CA	$691,027	$211,297	$996,442	$78,826	$212,151	$1,074,414	$—	$—	$1,286,565	$114,210	1924/1989	(1)
399 Park Avenue	Office	New York, NY	—	339,200	700,358	—	339,200	700,358	—	—	1,039,558	4,668	1961	(1)
Prudential Center	Office	Boston, MA	508,106	90,168	712,546	147,115	90,739	797,754	39,890	21,446	949,829	67,781	1965/1993/2002	(1)
Citigroup Center	Office	New York, NY	516,679	241,600	494,782	2,664	241,600	497,446	—	—	739,046	20,806	1977/1997	(1)
Carnegie Center	Office	Princeton, NJ	150,503	101,772	349,089	17,663	109,151	359,373	—	—	468,524	37,348	1983-1999	(1)
Five Times Square	Office	New York, NY	372,905	158,530	288,589	—	158,530	288,589	—	—	447,119	6,974	2002	(1)
280 Park Avenue	Office	New York, NY	265,194	125,288	201,115	36,713	125,288	237,828	—	—	363,116	35,256	1968/95-96	(1)
599 Lexington Avenue	Office	New York, NY	225,000	81,040	100,507	77,455	81,040	177,962	—	—	259,002	89,132	1986	(1)
875 Third Avenue	Held for Sale	New York, NY	146,902	74,880	139,151	28,796	74,880	167,947	—	—	242,827	18,242	1982	(1)
Riverfront Plaza	Office	Richmond, VA	110,910	18,000	156,733	1,354	18,274	157,813	—	—	176,087	19,959	1990	(1)
Gateway Center	Office	San Francisco, CA	88,485	28,255	139,245	4,809	29,029	143,280	—	—	172,309	8,352	1984/1986/2002	(1)
100 East Pratt Street	Office	Baltimore, MD	88,652	27,562	109,662	2,843	27,562	112,505	—	—	140,067	15,494	1975/1991	(1)
Reservoir Place	Office	Waltham, MA	69,264	18,207	88,018	10,558	18,207	98,576	—	—	116,783	11,048	1955/1987	(1)
Democracy Center	Office	Bethesda, MD	104,298	12,550	50,015	30,820	13,610	79,775	—	—	93,385	34,624	1985-88/94-96	(1)
One and Two Reston Overlook	Office	Reston, VA	66,726	16,456	66,192	139	16,456	66,331	—	—	82,787	6,333	1999	(1)
NIMA Building	Office	Reston, VA	20,626	10,567	67,431	50	10,567	67,481	—	—	78,048	8,299	1987/1988	(1)

BOSTON PROPERTIES LIMITED PARTNERSHIP
SCHEDULE 3—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(dollars in thousands)

						Costs Capitalized Subsequent to Acquisition
				Original						Development and Construction in Progress
Property Name							Land and Improvements	Building and Improvements	Land Held for Development			Accumulated Depreciation	Year(s) Built/ Renovated	Depreciable Lives (Years)
	Type	Location	Encumbrances	Land	Building						Total
Lockheed Martin Building	Office	Reston, VA	25,240	10,210	58,884	42	10,210	58,926	—	—	69,136	7,247	1987/1988	(1)
Candler Building	Office	Baltimore, MD	—	12,500	48,734	2,276	12,555	50,955	—	—	63,510	5,671	1911/1990	(1)
Orbital Sciences	Office	Dulles, VA	23,611	5,699	51,082	491	5,699	51,573	—	—	57,272	3,632	2000/2001	(1)
2300 N Street	Office	Washington, DC	66,000	16,509	22,415	14,086	16,509	36,501	—	—	53,010	15,410	1986	(1)
Reston Corporate Center	Office	Reston, VA	23,806	9,135	41,398	703	9,135	42,101	—	—	51,236	5,354	1984	(1)
Capital Gallery	Office	Washington, DC	54,872	4,725	29,560	16,494	4,730	46,049	—	—	50,779	24,408	1981	(1)
191 Spring Street	Office	Lexington, MA	22,074	2,850	27,166	18,802	2,850	45,968	—	—	48,818	18,298	1971/1995	(1)
New Dominion Technology Park, Bldg. One	Office	Herndon, VA	57,549	3,880	43,227	712	3,880	43,939	—	—	47,819	2,385	2001	(1)
1301 New York Avenue	Office	Washington, DC	30,540	9,250	18,750	17,678	9,250	36,428	—	—	45,678	4,218	1983/1998	(1)
200 West Street	Office	Waltham, MA	—	16,148	24,983	164	16,148	25,147	—	—	41,295	3,854	1999	(1)
University Place	Office	Cambridge, MA	24,117	—	37,091	3,176	27	40,240	—	—	40,267	4,454	1985	(1)
Sumner Square	Office	Washington, DC	29,736	624	28,745	9,449	958	37,860	—	—	38,818	4,387	1985	(1)
2600 Tower Oaks Boulevard	Office	Rockville, MD	30,218	4,243	31,125	874	4,243	31,999	—	—	36,242	1,532	2001	(1)
Quorum Office Park	Office	Chelmsford, MA	28,818	3,750	32,454	—	3,750	32,454	—	—	36,204	1,086	2001	(1)

BOSTON PROPERTIES LIMITED PARTNERSHIP
SCHEDULE 3—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(dollars in thousands)

						Costs Capitalized Subsequent to Acquisition
				Original						Development and Construction in Progress
Property Name							Land and Improvements	Building and Improvements	Land Held for Development			Accumulated Depreciation	Year(s) Built/ Renovated	Depreciable Lives (Years)
	Type	Location	Encumbrances	Land	Building						Total
500 E Street	Office	Washington, DC	—	109	22,420	12,102	1,569	33,062	—	—	34,631	17,147	1987	(1)
One Cambridge Center	Office	Cambridge, MA	—	134	25,110	8,655	134	33,765	—	—	33,899	14,293	1987	(1)
Eight Cambridge Center	Office	Cambridge, MA	27,490	850	25,042	113	850	25,155	—	—	26,005	2,249	1999	(1)
Bedford Business Park	Office	Bedford, MA	20,591	534	3,403	18,753	534	22,156	—	—	22,690	10,913	1980	(1)
Ten Cambridge Center	Office	Cambridge, MA	34,708	1,299	12,943	7,702	1,868	20,076	—	—	21,944	8,591	1990	(1)
Newport Office Park	Office	Quincy, MA	—	3,500	18,208	68	3,500	18,276	—	—	21,776	2,510	1988	(1)
201 Spring Street	Office	Lexington, MA	—	2,849	15,303	304	2,849	15,607	—	—	18,456	2,846	1997	(1)
10 and 20 Burlington Mall Road	Office	Burlington, MA	21,591	930	6,928	10,056	938	16,976	—	—	17,914	8,018	1984-1989/95-96	(1)
40 Shattuck Road	Office	Andover, MA	15,939	709	14,740	1,005	709	15,745	—	—	16,454	544	2001	(1)
Montvale Center	Office	Gaithersburg, MD	7,284	1,574	9,786	4,949	2,399	13,910	—	—	16,309	6,451	1987	(1)

BOSTON PROPERTIES LIMITED PARTNERSHIP
SCHEDULE 3—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(dollars in thousands)

						Costs Capitalized Subsequent to Acquisition
				Original						Development and Construction in Progress
Property Name							Land and Improvements	Building and Improvements	Land Held for Development			Accumulated Depreciation	Year(s) Built/ Renovated	Depreciable Lives (Years)
	Type	Location	Encumbrances	Land	Building						Total
Broad Run Business Park, Building E	Office	Loudon County, VA	—	497	15,131	—	497	15,131	—	—	15,628	263	2002	(1)
The Arboretum	Office	Reston, VA	—	2,850	9,025	2,380	2,850	11,405	—	—	14,255	1,560	1999	(1)
Lexington Office Park	Office	Lexington, MA	—	998	1,426	11,704	1,073	13,055	—	—	14,128	6,876	1982	(1)
Three Cambridge Center	Office	Cambridge, MA	—	174	12,200	1,370	174	13,570	—	—	13,744	5,460	1987	(1)
181 Spring Street	Office	Lexington, MA	—	1,066	9,520	1,996	1,066	11,516	—	—	12,582	952	1999	(1)
Sugarland Business Park	Office	Herndon, VA	—	1,569	5,955	4,434	1,569	10,389	—	—	11,958	2,427	1986/1997	(1)
Decoverly Three	Office	Rockville, MD	—	2,650	8,465	613	2,650	9,078	—	—	11,728	1,065	1989	(1)
Decoverly Two	Office	Rockville, MD	—	1,994	8,814	99	1,994	8,913	—	—	10,907	1,117	1987	(1)
91 Hartwell Avenue	Office	Lexington, MA	17,666	784	6,464	2,870	784	9,334	—	—	10,118	4,701	1985	(1)
92-100 Hayden Avenue	Office	Lexington, MA	—	594	6,748	2,717	594	9,465	—	—	10,059	4,484	1985	(1)

BOSTON PROPERTIES LIMITED PARTNERSHIP
SCHEDULE 3—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(dollars in thousands)

						Costs Capitalized Subsequent to Acquisition
				Original						Development and Construction in Progress
Property Name							Land and Improvements	Building and Improvements	Land Held for Development			Accumulated Depreciation	Year(s) Built/ Renovated	Depreciable Lives (Years)
	Type	Location	Encumbrances	Land	Building						Total
7501 Boston Boulevard, Building Seven	Office	Springfield, VA	—	665	9,273	9	665	9,282	—	—	9,947	1,237	1997	(1)
Waltham Office Center	Office	Waltham, MA	—	422	2,719	6,103	425	8,819	—	—	9,244	4,882	1968-1970/87-88	(1)
195 West Street	Office	Waltham, MA	—	1,611	6,652	939	1,611	7,591	—	—	9,202	2,571	1990	(1)
Eleven Cambridge Center	Office	Cambridge, MA	—	121	5,535	2,484	121	8,019	—	—	8,140	3,698	1984	(1)
170 Tracer Lane	Office	Waltham, MA	—	398	4,601	1,826	418	6,407	—	—	6,825	4,120	1980	(1)
7435 Boston Boulevard, Building One	Office	Springfield, VA	—	392	3,822	2,515	486	6,243	—	—	6,729	3,762	1982	(1)
7450 Boston Boulevard, Building Three	Office	Springfield, VA	—	1,165	4,681	328	1,327	4,847	—	—	6,174	664	1987	(1)
8000 Grainger Court, Building Five	Office	Springfield, VA	—	366	4,282	1,260	453	5,455	—	—	5,908	2,480	1984	(1)

BOSTON PROPERTIES LIMITED PARTNERSHIP
SCHEDULE 3—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(dollars in thousands)

						Costs Capitalized Subsequent to Acquisition
				Original						Development and Construction in Progress
Property Name							Land and Improvements	Building and Improvements	Land Held for Development			Accumulated Depreciation	Year(s) Built/ Renovated	Depreciable Lives (Years)
	Type	Location	Encumbrances	Land	Building						Total
7300 Boston Boulevard, Building Thirteen	Office	Springfield, VA	—	608	4,814	—	608	4,814	—	—	5,422	146	2002	(1)
32 Hartwell Avenue	Office	Lexington, MA	—	168	1,943	3,062	168	5,005	—	—	5,173	3,997	1968-1979/1987	(1)
Fourteen Cambridge Center	Office	Cambridge, MA	—	110	4,483	569	110	5,052	—	—	5,162	2,320	1983	(1)
7500 Boston Boulevard, Building Six	Office	Springfield, VA	—	138	3,749	1,212	273	4,826	—	—	5,099	1,826	1985	(1)
7601 Boston Boulevard, Building Eight	Office	Springfield, VA	—	200	878	3,506	378	4,206	—	—	4,584	1,932	1986	(1)
33 Hayden Avenue	Office	Lexington, MA	—	266	3,234	718	266	3,952	—	—	4,218	1,916	1979	(1)
8000 Corporate Court, Building Eleven	Office	Springfield, VA	—	136	3,071	564	687	3,084	—	—	3,771	1,140	1989	(1)
7375 Boston Boulevard, Building Ten	Office	Springfield, VA	—	23	2,685	766	47	3,427	—	—	3,474	1,385	1988	(1)

BOSTON PROPERTIES LIMITED PARTNERSHIP
SCHEDULE 3—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(dollars in thousands)

						Costs Capitalized Subsequent to Acquisition
				Original						Development and Construction in Progress
Property Name							Land and Improvements	Building and Improvements	Land Held for Development			Accumulated Depreciation	Year(s) Built/ Renovated	Depreciable Lives (Years)
	Type	Location	Encumbrances	Land	Building						Total
7451 Boston Boulevard, Building Two	Office	Springfield, VA	—	249	1,542	1,619	535	2,875	—	—	3,410	2,189	1982	(1)
204 Second Avenue	Office	Waltham, MA	—	37	2,402	847	37	3,249	—	—	3,286	1,835	1981/1993	(1)
7374 Boston Boulevard, Building Four	Office	Springfield, VA	—	241	1,605	701	303	2,244	—	—	2,547	998	1984	(1)
Hilltop Business Center	Office	San Francisco, CA	5,398	53	492	1,750	109	2,186	—	—	2,295	1,165	early 1970's	(1)
164 Lexington Road	Office	Billerica, MA	—	592	1,370	132	592	1,502	—	—	2,094	277	1982	(1)
17 Hartwell Avenue	Office	Lexington, MA	—	26	150	639	26	789	—	—	815	696	1968	(1)
38 Cabot Boulevard	Industrial	Langhorne, PA	—	329	1,238	2,608	329	3,846	—	—	4,175	2,835	1972/1984	(1)
40-46 Harvard Street	Industrial	Westwood, MA	—	351	1,782	1,327	351	3,109	—	—	3,460	3,102	1967/1996	(1)
430 Rozzi Place	Industrial	San Francisco, CA	—	9	217	33	9	250	—	—	259	107	early 1970's	(1)
560 Forbes Boulevard	Industrial	San Francisco, CA	—	9	120	—	9	120	—	—	129	79	early 1970's	(1)
Cambridge Center Marriott	Hotel	Cambridge, MA	—	478	37,918	11,121	478	49,039	—	—	49,517	17,860	1986	(1)
Long Wharf Marriott	Hotel	Boston, MA	—	1,708	31,904	10,945	1,708	42,849	—	—	44,557	21,238	1982	(1)

BOSTON PROPERTIES LIMITED PARTNERSHIP
SCHEDULE 3—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(dollars in thousands)

						Costs Capitalized Subsequent to Acquisition
				Original						Development and Construction in Progress
Property Name							Land and Improvements	Building and Improvements	Land Held for Development			Accumulated Depreciation	Year(s) Built/ Renovated	Depreciable Lives (Years)
	Type	Location	Encumbrances	Land	Building						Total
Residence Inn by Marriott	Hotel	Cambridge, MA	—	2,039	22,732	333	2,039	23,065	—	—	25,104	1,981	1999	(1)
Cambridge Center North Garage	Garage	Cambridge, MA	—	1,163	11,633	251	1,163	11,884	—	—	13,047	3,950	1990	(1)
12050 Sunset Hills Road	Garage	Reston, VA	—	—	9,459	—	—	9,459	—	—	9,459	—	Various	N/A
Times Square Tower	Development	New York, NY	222,196	—	—	350,909	—	—	—	350,909	350,909	—	Various	N/A
Waltham Weston Corporate Center	Development	Waltham, MA	44,840	—	—	66,787	—	—	—	66,787	66,787	268	Various	N/A
New Dominion Technology Park, Bldg. Two	Development	Herndon, VA	7,558	—	—	9,434	—	—	—	9,434	9,434	—	Various	N/A
Plaza at Almaden	Land	San Jose, CA	—	—	—	32,325	—	—	32,325	—	32,325	—	Various	N/A
Tower Oaks Master Plan	Land	Rockville, MD	—	—	—	28,165	—	—	28,165	—	28,165	—	Various	N/A
Weston Corporate Center	Land	Weston, MA	—	—	—	21,163	—	—	21,163	—	21,163	—	Various	N/A
Washingtonian North	Land	Gaithersburg, MD	—	—	—	17,534	—	—	17,534	—	17,534	—	Various	N/A
77 4th Avenue	Land	Waltham, MA	—	—	—	14,397	—	—	14,397	—	14,397	—	Various	N/A

BOSTON PROPERTIES LIMITED PARTNERSHIP
SCHEDULE 3—REAL ESTATE AND ACCUMULATED DEPRECIATION
DECEMBER 31, 2002
(dollars in thousands)

						Costs Capitalized Subsequent to Acquisition
				Original						Development and Construction in Progress
Property Name							Land and Improvements	Building and Improvements	Land Held for Development			Accumulated Depreciation	Year(s) Built/ Renovated	Depreciable Lives (Years)
	Type	Location	Encumbrances	Land	Building						Total
Reston Eastgate	Land	Reston, VA	—	—	—	8,844	—	—	8,844	—	8,844	—	Various	N/A
Reston Gateway	Land	Reston, VA	—	—	—	8,647	—	—	8,647	—	8,647	—	Various	N/A
Crane Meadow	Land	Marlborough, MA	—	—	—	8,600	—	—	8,600	—	8,600	—	Various	N/A
One Preserve Parkway	Land	Rockville, MD	—	—	—	6,803	—	—	6,803	—	6,803	—	Various	N/A
Broad Run Business Park	Land	Loudon County, VA	—	—	—	6,791	—	—	6,791	—	6,791	—	Various	N/A
Decoverly Seven	Land	Rockville, MD	—	—	—	5,290	5,290	—	—	—	5,290	—	Various	N/A
12280 Sunrise Valley Drive	Land	Reston, VA	—	—	—	4,062	—	—	4,062	—	4,062	—	Various	N/A
Decoverly Six	Land	Rockville, MD	—	—	—	3,913	—	—	3,913	—	3,913	—	Various	N/A
20 F Street	Land	Washington, DC	—	—	—	3,008	—	—	3,008	—	3,008	—	Various	N/A
Decoverly Five	Land	Rockville, MD	—	—	—	1,832	—	—	1,832	—	1,832	—	Various	N/A
Decoverly Four	Land	Rockville, MD	—	—	—	1,804	—	—	1,804	—	1,804	—	Various	N/A
Cambridge Master Plan	Land	Cambridge, MA	—	—	—	1,652	—	—	1,652	—	1,652	—	Various	N/A
Seven Cambridge Center	Land	Cambridge, MA	—	—	—	1,414	—	—	1,414	—	1,414	—	Various	N/A
30 Shattuck Road	Land	Andover, MA	—	—	—	1,117	—	—	1,117	—	1,117	—	Various	N/A

			$4,267,119	$1,694,632	$5,584,106	$1,279,300	$1,715,850	$6,181,651	$211,961	$448,576	$8,558,038	$799,585

(1)
Depreciation of the buildings and improvements are calculated over lives ranging from the life of the lease to 40 years.

(2)
The aggregate cost and accumulated depreciation for tax purposes was approximately $6.3 billion and $1.1 billion, respectively.

BOSTON PROPERTIES LIMITED PARTNERSHIP

REAL ESTATE AND ACCUMULATED DEPRECIATION

DECEMBER 31, 2002

A summary of activity for real estate and accumulated depreciation is as follows:

(dollars in thousands)	2002	2001	2000
Real Estate:
Balance at the beginning of the year	$7,357,439	$6,054,785	$5,570,887
Additions to and improvements of real estate	1,396,294	1,323,616	759,540
Assets sold and written-off	(195,695)	(20,962)	(275,642)

Balance at the end of the year	$8,558,038	$7,357,439	$6,054,785

Accumulated Depreciation:
Balance at the beginning of the year	$682,921	$553,264	$445,138
Depreciation expense	163,263	134,019	118,748
Assets sold and written-off	(46,599)	(4,362)	(10,622)

Balance at the end of the year	$799,585	$682,921	$553,264

REPORT OF INDEPENDENT ACCOUNTANTS

To the Partners of
Boston Properties Limited Partnership:

We have audited the accompanying combined statement of revenue over certain operating expenses (the "Statement") of 399 Park Avenue (the "Property") for the year ended December 31, 2001. This Statement is the responsibility of the Property's management. Our responsibility is to express an opinion on this Statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Statement. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in Note 2 and is not intended to be a complete presentation of the Property's revenue and expenses.

In our opinion, the Statement referred to above presents fairly, in all material respects, the revenue over certain operating expenses (as described in Note 2), of the Property for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts
November 22, 2002

399 PARK AVENUE

COMBINED STATEMENTS OF REVENUE OVER CERTAIN OPERATING EXPENSES

(in thousands)	For the period from January 1, 2002 through September 24, 2002 (unaudited)	For the year ended December 31, 2001
Revenue (Note 2):
Base rent	$50,897	$37,035
Recoveries from tenants	1,361	1,688

	52,258	38,723

Certain operating expenses (Note 2):
Repairs and maintenance	4,428	4,685
Janitorial and cleaning	2,775	3,519
Security	891	1,208
Utilities	2,639	3,944
General and administrative	391	1,111
Insurance	199	269
Real estate taxes	10,026	13,151

	21,349	27,887

Excess of revenue over certain operating expenses	$30,909	$10,836

The accompanying notes are an integral part of these statements.

399 PARK AVENUE

NOTES TO THE COMBINED STATEMENTS OF REVENUE OVER CERTAIN OPERATING EXPENSES

1.    Description of the Property

The accompanying combined statements of revenue over certain operating expenses (the "Statements") includes the operations of an approximately 1.7 million square foot Class A office tower known as 399 Park Avenue (the "Property"), which was operated as two separate condominium units, located in New York City, New York. On September 25, 2002, the Property was acquired by Boston Properties, Inc. (the "Company") through its subsidiary Boston Properties Limited Partnership from Citibank, N.A ("Citibank"). Citibank occupies approximately 696,000 square feet of space at the Property at September 30, 2002.

Total consideration for the acquisition was approximately $1.06 billion, which was financed with a $1.0 billion unsecured bridge loan, and the balance with cash.

2.    Basis of Accounting

The accompanying Statement has been prepared on the accrual basis of accounting but is not representative of the actual operations of the Property for the periods shown. The Statement has been prepared in accordance with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission for real estate properties acquired or to be acquired. Accordingly, this Statement excludes revenue attributable to the Citibank owner-occupied space in condominium unit two and certain historical expenses not comparable to the operations of the Property after acquisition such as certain ancillary income, amortization, depreciation, interest, certain owner occupant expenses, corporate expenses and certain other costs not directly related to the future operations of the Property.

3.    Significant Accounting Policies

Rental Revenue

Rental revenue is recognized on a straight-line basis over the terms of the related leases. The excess of recognized rentals over amounts due pursuant to lease terms is recorded as accrued rent. The impact of the straight-line rent adjustment increased revenue by approximately $64,000 and $4,585,000 for the year ended December 31, 2001 and for the period from January 1, 2002 through September 24, 2002 (unaudited), respectively.

Unaudited Interim Information

The Statement for the period from January 1, 2002 through September 24, 2002 is unaudited. In the opinion of management, all adjustments necessary for a fair presentation of such Statement (in accordance with the Basis of Accounting as described in Note 2) have been included. The results of operations for the period are not necessarily indicative of the Property's future results of operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

4.    Description of Leasing Arrangements

The office and retail space is leased to tenants under leases with terms that vary in length. Certain leases contain reimbursement clauses and renewal options. Minimum lease payments due under noncancelable operating leases in effect as of September 25, 2002 (unaudited), for the remainder of 2002 and annually thereafter are as follows:

(in thousands)	Amount(1)
2002 (9/25/02—12/31/02)	$27,040
2003	110,804
2004	111,070
2005	110,700
2006	105,839
2007	100,820
Thereafter	966,544
(1)
Includes the addition of minimum lease payments that Citibank will owe under terms of the lease agreement signed concurrent with the Company's acquisition of the Property.

As of September 25, 2002, two tenants occupied approximately 68% of the leasable square feet of the Property.